HellerEhrman

May 16, 2006

SEC MAIL RECEIVED PROCESSING SECTION MAY 17 2006 WASH, D.C. 205

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

22416.0001.18

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

06013636

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4256

Re: Tomorrow International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Tomorrow International Holdings Limited (the "Company"), S.E.C. File No. 82-4256, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's circular regarding proposed open offer of 357,585,805 new shares on the basis of 5 offer shares for every 4 existing shares held with 5 bonus shares for every 7 fully-paid offer shares; proposed amendment to the bye-laws of the company; proposed share consolidation; connected transaction, dated April 28, 2006;

2. The Company's announcement regarding despatch of circular, dated April 27, 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on April 28, 2006;

3. The Company's circular regarding proposals involving general mandates to repurchase shares and to issue shares, re-election of directors and amendment of bye-laws, dated April 26, 2006;

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

4. The Company's announcement of notice of annual general meeting, dated April 26, 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on April 26, 2006;

5. The Company's 2005 annual report, dated April 13, 2006;

6. The Company's announcement regarding 2005 annual results, dated April 13, 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on April 18, 2006;

7. The Company's announcement regarding further delay in despatch of circular, dated April 12, 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on April 12, 2006;

8. The Company's announcement regarding delay in despatch of circular, dated March 29, 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on March 29, 2006;

9. The Company's announcement regarding proposed open offer and bonus shares, proposed amendment of bye-laws, proposed share consolidation and connected transaction, dated March 8, 2006, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on March 9, 2006;

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Tomorrow International Holdings Limited

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 0760)

DESPATCH OF CIRCULAR

The Directors announce that, copies of the Circular containing further information regarding, among other things, (i) the Open Offer; (ii) the Bonus Issue; (iii) financial and other information in respect of the Group; (iv) the letter from the independent financial adviser; and (v) the notice of SGM will be despatched to the Qualifying Shareholders and, for information only, to the Non-Qualifying Shareholders on 28 April 2006.

The Shareholders and potential investors of the Company should note that the Open Offer is conditional upon the Underwriting Agreement having become unconditional and the Underwriter not having terminated the Underwriting Agreement in accordance with the terms thereof (a summary of which is set out in the sub-paragraph headed "Termination of the Underwriting Agreement" in the Circular). Accordingly, the Open Offer may or may not proceed.

The Shareholders and potential investors of the Company should therefore exercise extreme caution when dealing in the Shares, and if they are in any doubt about their position, they should consult their professional advisers.

Qualifying Shareholders should note that, due to the delay in despatch of the Circular, the expected timetable for the Open Offer, the Bonus Issue and the Share Consolidation has been revised as disclosed in the Circular.

Reference is made to the announcement issued by Tomorrow International Holdings Limited (the "Company") dated 8 March 2006 (the "Announcement"). Unless the context otherwise requires, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

DESPATCH OF CIRCULAR

The Directors announce that, copies of the circular of the Company to be dated 28 April 2006 (the "Circular") containing further information regarding, among other things, (i) the Open Offer; (ii) the Bonus Issue; (iii) financial and other information in respect of the Group; (iv) the letter from the independent financial adviser; and (v) the notice of SGM will be despatched to the Qualifying Shareholders and, for information only, to the Non-Qualifying Shareholders on 28 April 2006.

The Shareholders and potential investors of the Company should note that the Open Offer is conditional upon the Underwriting Agreement having become unconditional and the Underwriter not having terminated the Underwriting Agreement in accordance with the terms thereof (a summary of which is set out in the sub-paragraph headed "Termination of the Underwriting Agreement" in the Circular). Accordingly, the Open Offer may or may not proceed.

The Shareholders and potential investors of the Company should therefore exercise extreme caution when dealing in the Shares, and if they are in any doubt about their position, they should consult their professional advisers.

Shareholders should note that the Shares are expected to be dealt in on an ex-entitlements basis commencing from 19 May 2006 and that dealings in the Shares will take place while the conditions to which the Open Offer is subject remain unfulfilled. Any Shareholder or other person dealing in the Shares up to the date on which all conditions to which the Open Offer is subject are fulfilled (which is expected to be on 20 June 2006), will accordingly bear the risk that the Open Offer cannot become unconditional and may not proceed. Any Shareholder or other person contemplating selling or purchasing the Shares, who is in any doubt about his/her/its position, is recommended to consult his/her/its own professional advisers.

EXPECTED TIMETABLE

Qualifying Shareholders should note, due to the delay in despatch of the Circular, that the expected timetable for the Open Offer, the Bonus Issue and the Share Consolidation has been amended and disclosed in the Circular. For reference purpose, the revised expected timetable is extracted from the Circular and set out below:

	2006
Last day of dealings in the Shares on a cum-entitlement basis	Thursday, 18 May
First day of dealings in the Shares on an ex-entitlement basis	Friday, 19 May
Latest time for lodging transfers of Shares in order to qualify for the Open Offer	4:00 p.m. on Monday, 22 May
Register of members closed (both dates inclusive)	Tuesday, 23 May to Tuesday, 30 May
Latest time for return of proxy form for SGM	11:00 a.m. on Sunday, 28 May
Date of SGM	11:00 a.m. on Tuesday, 30 May
Record Date	Tuesday, 30 May
Despatch of the Prospectus Documents	Tuesday, 30 May
Register of members re-opens	Thursday, 1 June
Latest time for acceptance of and payment for the Offer Shares	4:00 p.m. on Thursday, 15 June
Open Offer expected to become unconditional	4:00 p.m. on Tuesday, 20 June
Announcement of results of acceptance of the Open Offer	Wednesday, 21 June
Despatch of certificates for the Offer Shares and Bonus Shares on or before	Wednesday, 21 June
Effective date of Share Consolidation	Wednesday, 21 June
First day of free exchange of new share certificates	Wednesday, 21 June
Existing counter for trading in Shares in board lots of 5,000 Shares temporarily closes	9:30 a.m. on Wednesday, 21 June
Temporary counter for trading in Consolidated Shares in board lots of 1,250 Consolidated Shares (in the form of existing share certificates) opens	9:30 a.m. on Wednesday, 21 June
Existing counter for trading in Consolidated Shares in board lots of 5,000 Consolidated Shares (in the form of new share certificates) re-opens	9:30 a.m. on Wednesday, 5 July
Parallel trading of Consolidated Shares (in the form of existing and new share certificates) commences	9:30 a.m. on Wednesday, 5 July
First day of availability of odd lot facility	Wednesday, 5 July
Temporary counter for trading in Consolidated Shares in board lots of 1,250 Consolidated Shares (in the form of existing share certificates) closes	4:00 p.m. on Wednesday, 26 July
Parallel trading of Consolidated Shares (in the form of existing and new share certificates) ends	4:00 p.m. on Wednesday, 26 July
Last day of availability of odd lot facility	Wednesday, 26 July
Last day of free exchange of share certificates	Monday, 31 July

Should there be any changes to the above expected timetable, the Company shall inform the Shareholders by way of a press announcement.

As at the date of this announcement, the executive directors are Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms Wong Shin Ling, Irene, and Mr. Tam Wing Kin and the independent non-executive Directors are Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 27 April 2006

Please also refer to the published version of this announcement in The Standard.

Tomorrow International Holdings Limited
明日國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：0760）

寄發通函

董事宣佈，於二零零六年四月二十八日向合資格股東及非合資格股東（僅供參考）寄發通函，當中載有有關（其中包括）(i)公開發售；(ii)紅股發行；(iii)本集團之財務資料及其他資料；(iv)獨立財務顧問之函件；以及(v)股東特別大會通告之其他資料。

股東及本公司之準投資者務須注意，公開發售須待包銷協議成為無條件及包銷商並無根據包銷協議之條款（概述於通函之「包銷協議之終止」分段）終止包銷協議後，方可作實。因此，公開發售未必會進行。

股東及本公司之準投資者於買賣股份時務須審慎行事。倘若彼等對其狀況有任何疑問，應諮詢彼等之專業顧問。

務請合資格股東注意，由於延遲寄發通函，故有關公開發售、紅股發行及股份合併之預期時間表已予修訂，並於通函內披露。

謹此提述明日國際集團有限公司（「本公司」）於二零零六年三月八日刊發之公佈（「該公佈」）。除非文義另有所指，本公佈所用詞語與該公佈所界定者具相同涵義。

寄發通函

董事宣佈，本公司於二零零六年四月二十八日向合資格股東及非合資格股東（僅供參考）寄發其於二零零六年四月二十八日刊發之通函（「通函」），當中載有有關（其中包括）(i)公開發售；(ii)紅股發行；(iii)本集團之財務資料及其他資料；(iv)獨立財務顧問之函件；以及(v)股東特別大會通告之其他資料。

股東及本公司之準投資者務須注意，公開發售須待包銷協議成為無條件及包銷商並無根據包銷協議之條款（概述於通函之「包銷協議之終止」分段）終止包銷協議後，方可作實。因此，公開發售未必會進行。

股東及本公司之準投資者於買賣股份時務須審慎行事。倘若彼等對其狀況有任何疑問，應諮詢彼等之專業顧問。

務請股東注意，股份預計將由二零零六年五月十九日開始以除權方式買賣，而於公開發售之條件仍未達成時，該等股份仍會繼續買賣。於截至達成公開發售之所有條件當日（預期為二零零六年六月二十日）前買賣該等股份之任何股東或其他人士，將須承擔公開發售未能成為無條件及可能不會進行之風險。任何股東或擬買賣股份之其他人士如對其狀況有任何疑問，應諮詢本身之專業顧問。

預期時間表

務請合資格股東注意，由於延遲寄發通函，故有關公開發售、紅股發行及股份合併之預期時間表已予修訂，並於通函內披露。以下乃摘錄自通函之經修訂預期時間表，以供參考之用：

	二零零六年
以連權基準買賣股份之最後期限	五月十八日（星期四）
以除權基準買賣股份之第一天	五月十九日（星期五）
為符合參與公開發售遞交股份過戶文件之最後時間	五月二十二日（星期一）下午四時
暫停辦理過戶登記（包括首尾兩天）	五月二十三日（星期二）至五月三十日（星期二）
交回股東特別大會之代表委任表格之最後時限	五月二十八日（星期日）上午十一時
股東特別大會日期	五月三十日（星期二）上午十一時
記錄日期	五月三十日（星期二）
寄發章程文件	五月三十日（星期二）
恢復辦理股份過戶登記	六月一日（星期四）
接納發售股份及繳付有關款項之最後期限	六月十五日（星期四）下午四時
公開發售預期成為無條件	六月二十日（星期二）下午四時
公佈接納公開發售之結果	六月二十一日（星期三）
寄發發售股份及紅股之股票	六月二十一日（星期三）或之前
股份合併之生效日期	六月二十一日（星期三）
免費換領新股票之首日	六月二十一日（星期三）
以每手買賣單位5,000股股份買賣股份之現有櫃位暫停服務	六月二十一日（星期三）上午九時三十分
以每手買賣單位1,250股合併股份（以現有股票形式）買賣合併股份之臨時櫃位開放	六月二十一日（星期三）上午九時三十分
重新開放以每手5,000股合併股份（以新股票形式）為買賣單位之合併股份現有櫃位	七月五日（星期三）上午九時三十分
合併股份（以現有股票及新股票形式）並行買賣開始	七月五日（星期三）上午九時三十分
提供碎股買賣安排首日	七月五日（星期三）
關閉以每手1,250股合併股份（以現有股票形式）為買賣單位之合併股份臨時櫃位	七月二十六日（星期三）下午四時

合併股份(以現有股票及新股票形式)並行買賣結束	七月二十六日(星期三)下午四時
提供碎股買賣安排最後日期	七月二十六日(星期三)
免費換領股票之最後日期	七月三十一日(星期一)

倘若上述預期時間表有任何變動,本公司將發表報章公佈知會股東。

於本公佈日期,執行董事為邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生,獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

承董事會命
邱德華
主席

香港,二零零六年四月二十七日

請同時參閱本公佈於經濟日報刊登的內容。

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 0760)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Tomorrow International Holdings Limited will be held at Unit 903-906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on 30 May 2006 at 10:30 a.m. for the purpose of transacting the following business:

ORDINARY RESOLUTIONS

1. To receive and adopt the audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended 31st December 2005.

2. (A) To re-elect Ms. Louie Mei Po as Directors;

   (B) To re-elect Mr. Ng Wai Hung as Directors;

   (C) To re-elect Mr. Tam Wing Kin as Directors; and

   (D) To authorise the Board to fix their remuneration.

3. To re-appoint Messrs. CCIF CPA Ltd. as the Auditors of the Company and to authorise the Directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

   (A) "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options, including warrants to subscribe for shares, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options, including warrants to subscribe for shares, which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) pursuant to a Rights Issue (as hereinafter defined); or (ii) any issue of shares of the Company on the exercise of the subscription rights attaching to any warrants which may be issued by the Company from time to time; or (iii) on the exercise of any options granted under the share option schemes of the Company; or (iv) an issue of shares in lieu of the whole or part of a dividend on shares in accordance with the Bye-laws of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution, or in the event (a) the proposed issue of 357,585,805 offer shares at a price of HK$0.485 per offer share on the basis of 5 offer shares for every 4 existing Shares held ("**Open Offer**") and (b) the proposed issue of a maximum of 255,418,430 bonus shares on the basis of 5 bonus shares for every 7 fully-paid offer shares issued under the Open Offer ("**Bonus Issue**") as amended by the Company in its announcement dated 8 March 2006 are completed, 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as enlarged by the Open Offer and the Bonus Issue, and the said approval shall be limited accordingly; and

   (d) for the purposes of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Bye-laws of the Company to be held; and

   (iii) the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this resolution.

   "Rights Issue" means an offer of shares of the Company (the "Shares") open for a period fixed by the Directors of the Company to holders of Shares whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

   (B) "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (for the purpose of this resolution, "Relevant Period" shall have the same meaning as assigned to it under resolution number 4A, as set out in the notice convening this Meeting) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose under the Code on Share Repurchases, subject to and in accordance with all applicable laws and/or the requirements of the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of securities authorised to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution or in the event (a) the Open Offer (as defined in paragraph 4A of the notice convening this meeting) and (b) the Bonus Issue (as defined in paragraph 4A of the notice convening this meeting) this meeting) are completed, 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as enlarged by the Open Offer and the Bonus Issue, and the said approval shall be limited accordingly.

(C) "**THAT** conditional on the passing of the resolutions set out in paragraphs 4A and 4B of the notice convening this meeting, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to the resolution set out in paragraph 4A of the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to the resolution set out in paragraph 4B of the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution, or in the event (a) the Open Offer (as defined in paragraph 4A of the notice convening this meeting) and (b) the Bonus Issue (as defined in paragraph 4A of the notice convening this meeting) are completed, 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as enlarged by the Open Offer and the Bonus Issue."

SPECIAL RESOLUTION

5. As special business, to consider and, if thought fit, pass with or without amendments the following resolution as a Special Resolution:

"**THAT** the existing Bye-laws of the Company be and are hereby amended in the following manner:

(a) Bye-law 2(e)

By adding the following immediately after the words "in a visible, legible and non-transitory form" in Bye-law 2(e) of the Bye-laws of the Company:

", and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations";

(b) Bye-law 2(j)

By deleting the full stop "." at the end of Bye-law 2(j) and substituting therefor a semi-colon ";";

(c) Bye-law 2(k)

By adding the following as new Bye-law 2(k) immediately after Bye-law 2(j) of the Bye-laws of the Company:

"(k) references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not."

(d) Bye-law 44

By adding the words "or by any means in such manner as may be accepted by the Designated Stock Exchange" immediately after the words "in accordance with the requirements of any Designated Stock Exchange" in the second sentence of Bye-law 44 of the Bye-laws of the Company;

(e) Bye-law 51

By adding the words "or by any means in such manner as may be accepted by the Designated Stock Exchange" immediately after the words "in accordance with the requirements of any Designated Stock Exchange" in the first sentence of Bye-law 51 of the Bye-laws of the Company;

(f) Bye-law 66

By deleting the existing Bye-law 66 in its entirety and substituting therefor a new Bye-law 66 as follows:

"66. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye-laws, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless voting by way of a poll is required by the rules of the Designated Stock Exchange or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right; or

(e) if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member."

(g) Bye-law 68

By deleting the second sentence of existing Bye-law 68 and substituting therefor the following:

"The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange."

(h) Bye-law 84

By deleting the existing Bye-law 84(2) in its entirety and substituting therefore a new Bye-law 84(2) as follows:

"Where a Member is a clearing house (or its nominee(s) and, in each case, being a corporation), it may authorize such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorization shall specify the number and class of shares in respect of which each such representative is so authorized. Each person so authorized under the provisions of this Bye-law shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominees(s)) in respect of the number and class of shares specified in the relevant authorization including the right to vote individually on a show of hands."

(i) Bye-law 86(1)

By adding the words "at the annual general meeting" immediately after the words "at the statutory meeting of Members and thereafter" and adding the words "or at any special general meeting" immediately after the words "in accordance with Bye-law 87" both in Bye-law 86(1);

(j) Bye-law 86(2)

By deleting the existing Bye-law 86(2) in its entirety and substituting therefor a new Bye-law 86(2) as follows:

"The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or, subject to authorisation by the Members in general meeting, as an addition to the existing Board but so that the number of Directors so appointed shall not exceed any maximum number determined from time to time by the Members in general meeting. Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company (in the case of a Director appointed to fill a causal vacancy) or until the next following annual general meeting of the Company (in the case of a Director appointed as an addition to the existing Board), and shall then be eligible for re-election at that meeting."

(k) Bye-law 86(4)

By deleting the word "special" in the second line in Bye-law 86(4) and substituting therefor the word "ordinary";

(l) Bye-law 87(1)

By deleting the existing Bye-law 87(1) in its entirety and substituting therefor a new Bye-law 87(1) as follows:

"Notwithstanding any other provisions in these Bye-laws, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation so that each Director shall be subject to retirement at least once every three years."

(m) Bye-law 136

By renumbering the existing Bye-law 136 as Bye-law 136(1) and adding the following as new Bye-law 136(2) immediately thereafter:

"(2) Notwithstanding any provision contained in these Bye-laws, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Bye-law and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.";

(n) Bye-law 153

(i) By adding the words "and Bye-law 153A" immediately after the words "Subject to Section 88 of the Act" in Bye-law 153;

(ii) By adding the following as new Bye-laws 153A and 153B immediately after Bye-law 153:

"153A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon.

153B. The requirement to send to a person referred to in Bye-law 153 the documents referred to in that provision or a summary financial report in accordance with Bye-law 153A shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153 and, if applicable, a summary financial report complying with Bye-law 153A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.

(o) Bye-law 154(2)

By deleting the words "fourteen (14)" in Bye-law 154(2) and substituting therefor the words "twenty (21)";

(p) Bye-law 157

By deleting the words "as soon as practicable convene a special general meeting to" before, and inserting the words "and fix the remuneration of the Auditor so appointed" immediately after, the words "fill the vacancy" in existing Bye-law 157.

(q) Bye-law 160

By deleting the existing Bye-law 160 in its entirety and substituting therefor the following:

"160. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and (where appropriate) any such document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the Member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

(r) Bye-law 161

By deleting the existing Bye-law 161 in its entirety and substituting therefor a new Bye-law 161 as follows:

"161. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or the website of the Designated Stock Exchange is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Bye-laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations."

(s) Bye-law 163

By adding the words "or electronic" immediately after the words "or facsimile" in Bye-law 163.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 26th April, 2006

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, at Shop 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

As at the date of this announcement, the executive directors are Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms Wong Shin Ling, Irene, and Mr. Tam Wing Kin and the independent non-executive Directors are Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

Please also refer to the published version of this announcement in The Standard.

Tomorrow International Holdings Limited

明日國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：0760）

股東週年大會通告

茲通告明日國際集團有限公司謹訂於二零零六年五月三十日上午十時三十分正假座香港香港九龍紅磡鶴翔街1號維港中心1座9樓903-906室舉行股東週年大會，以便處理下列事項：

1. 省覽本公司截至二零零五年十二月三十一日止年度之已審核財務報表與董事會及核數師報告；

2. (A) 重選雷美寶小姐為董事；

   (B) 重選吳偉雄先生為董事；

   (C) 重選譚榮健先生為董事；及

   (D) 授權董事會釐定董事薪酬；

3. 續聘陳葉馮會計師事務所有限公司為本公司核數師及授權董事會釐定其酬金；

4. 作為特別事項，考慮及酌情通過（不論有否修訂）以下決議案為本公司之普通決議案：

   (A) 「**動議**：

      (a) 在下文(c)段之限制下，一般性及無條件批准本公司董事於有關期間（定義見下文）行使本公司權力配發、發行及處理本公司股本中股份及作出及授予售股建議、協議及購股權（包括可認購股份之認股權證）；

      (b) 上文(a)段之批准將額外授予本公司董事任何其他權力，並將授予董事於有關期間內及作出及授予售股建議、協議及購股權（包括可認購股份之認股權證），該等權力可能須在有關期間結束後行使；

(c) 董事依據上文(a)段之批准配發（不論根據購股權或其他途徑）、發行及處理之股本面值總額，惟於下列發行者除外：(i)配售新股（定義見下文）；或(ii)行使本公司不時發行之任何認購權證之本公司發行股份；或(iii)行使根據本公司購股權計劃之任何購股權；或(iv)任何按照本公司之公司細則於通過本決議案日期以發行股份代替本公司全部或部份股息之以股代息之股本面值不得超過總額百份之二十，或於(a)建議通過按每股發售股份0.485港元及每持有四股現有股份獲發五股發售股份之基準發行357,585,805股發售股份（「公開發售」）及(b)建議按就每七股繳足之發售股份發行五股紅股之基準發行最多255,418,430股紅股（「紅股發行」），根據本公司完成二零零六年三月八日之通告修訂日期於擴大公開發售及紅股發行時之發行股本面值不得超過總額百份之二十，而上文之批准因而須受此限制。

(d) 就本決議案而言：

「有關期間」乃指本決議案通過當日至下列任何一項最早發生之期間：

(i) 本公司下屆股東週年大會結束之日；或

(ii) 任何適用法例或本公司之公司細則規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載列之授權在股東大會上經股東以普通決議案撤銷或更改授權當日。」

「供股」乃指本公司董事在指定期間內向指定記錄日期名列股東名冊之本公司股份持有人按其當時之持股比例而發售本公司股份（「股份」）（惟董事有權就零碎股權或視乎任何相關司法權區，或任何獲認可之監管機構或適用於本公司之任何證券交易所規定下之限制或責任，作出其認為必需之豁免或其他安排）。」

(B) 「動議：

(a) 在下文(c)段之限制下，根據聯交所或任何其他聯交所不時修訂之所有適用法律及／或要求，一般性及無條件批准本公司董事於有關期間（就本決議案而言，「有關期間」之定義與召開本大會之通告決議案第4A項所指相同）行使本公司權力購回在香港聯合交易所有限公司（「聯交所」）或任何其他根據股份購回守則由證券及期貨事務監察委員會及聯交所認可的任何其他證券上市聯交所之股份；

(b) 依據上述(a)段之批准，本公司購回認可之證券面值總額不得超過於通過本決議案日期，本公司已發行股本面值總額之百份之十，或於完成(a)公開發售（定義見召開本大會之通告第4A段）及(b)紅股發行（定義見召開本大會之通告第4A段）時，本公司於擴大公開發售及紅股發行時之發行股本面值總額為百份之二十，而上文之批准因而須受此限制。

(C) 「動議於通過刊載於召開本大會之通告第4A段及第4B段之決議案時，根據刊載於召開本大會之通告第4A之段決議案，一般性批准本公司董事於此時行使本公司權力配發、發行及處理本公司額外股份及根據召開本大會之通告第4B之段決議案，及根據此一般授權有關面值相等於本公司購回本公司股本之面值總額延伸批准將額外授予本公司董事條件性或非條件性配發及同意，購回認可之證券面值總額不得超過於通過本決議案日期，本公司已發行股本面值總額之百份之十，或於完成(a)公開發售（定義見召開本大會之通告第4A段）及(b)紅股發行（定義見召開本大會之通告第4A段）時，本公司於擴大公開發售及紅股發行時之發行股本面值總額為百份之二十，而上文之批准因而須受此限制。

特別決議案

5. 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為特別決議案：

「動議按以下方式修訂本公司之現有公司細則：

(a) 公司細則第2(e)條

於本公司之公司細則之公司細則2(e)「列印本、印刷本及其他可見形式呈列文字」後加入下文：

「，亦包括以電子方式顯示者，惟有關文件或通告或股東選擇收取之方式須符合所有相關法令、規則及條例之規定。」；

(b) 公司細則第2(j)條

刪除公司細則2(j)條尾段的句號「。」及取代為分號「；」；

(c) 公司細則第2(k)條

於本公司之公司細則之公司細則第2(j)條加入下文作為新公司細則第2(k)條：

「(k)對已簽立文件之提述包括以親筆或印鑑或電子簽署或任何其他方式簽立之文件之提述，而對通告或文件之提述包括任何以數碼、電子、電力、磁力或其他可取用形式或媒介紀錄或儲存之通告或文件及不論是否實質存在之可見資料。」；

(d) 公司細則第44條

於本公司之公司細則之公司細則第44條第二句「根據任何指定證券交易所之規定」後加入「或通過以指定證券交易所可能接納的方式進行的任何途徑」；

(e) 公司細則第51條

於本公司之公司細則之公司細則第51條第一句「根據任何指定證券交易所之規定」後加入「或通過以指定證券交易所可能接納的方式進行的任何途徑」；

(f) 公司細則第66條

刪除現有公司細則第66條全文並以下列新公司細則第66條取代：

「66. 在任何股份當時所附有任何投票特權或限制之規限下，按照或根據此等公司細則之規定，在任何股東大會上，如以舉手方式表決，則每名親身出席（或倘股東為法團，則由根據條文第78部分授權之正式授權代表出席）或委任代表出席之股東可投一票。如以點票表決方式投票，則每名親身或委任代表或（或倘股東為法團，由其正式授權代表）出席之股東可每持有一股繳足股份投票，惟就此而言，在催繳股款前或分期股款到期前方繳足或入賬列為繳足股款不會被視作已繳股款。不論此等公司細則所載之任何規定，倘股東為結算所（或其代理人）而委派一名以上委任代表，則每名委任代表於舉手錶決時均可各投一票。於大會上提呈之決議案必須以舉手方式投票，除非（於宣布舉手錶決結果時或之前或於撤回任何其他以點票表決方式投票之要求時）指定證券交易所規定必須以點票表決方式投票或下列人士要求以點票表決方式投票，則作別論：

(a) 該大會主席；或

(b) 最少三名親身（或倘股東為法團，則由其正式授權之代表出席）或委任代表出席而當時有權於會上投票之股東；或

(c) 任何親身(或倘股東為法團，則由其正式授權之代表出席)或委任代表出席而佔全體有權於會上投票之股東總投票權不少於十份一之一名或多名股東；或

(d) 任何親身(或倘股東為法團，則由其正式授權之代表出席)或委任代表出席而所持有可於會上投票之本公司股份實繳股款總額相等於不少於全部具有該項權利之股份實繳股款總額十份一之一名或多名股東；或

(e) 倘指定證券交易所或任何一名或多名董事個別或共同持有關於佔於該大會上總投票權百份之五(5%)或以上之股份之委任書。

由股東之委任代表(或倘股東為法團，則由其正式授權之代表出席)提出之要求將視為等同由股東提出之要求。」

(g) 公司細則第68條

刪除現有公司細則第68條第二句及取代為下文：

「本公司只須按指定證券交易所要求披露以點票方式表決之投票數字。」；

(h) 公司細則第84條

刪除現有公司細則第84(2)條全文並以下列新公司細則第84(2)條取代：

「股東倘為結算公司(或結算公司代理人，兩種情況下均屬公司)，可授權其認為合適之多名人士在本公司大會或任何類別股東之大會上出任其代表，惟該項授權須指明每名按此獲授權之人士所代表之股份類別及數目。按照本條細則之規定，每名按此獲授權之人士有權行使之權利及權力，猶如該名人士就有關授權所指明之股份類別及數目作為該結算公司(或該結算公司代理人)所持之本公司股份之登記持有人可行使之權利及權力，包括個人舉手表決權。」；

(i) 公司細則第86(1)條

於公司細則第86(1)條「在法定股東會議上及之後」後立時加入「於股東週年大會」及於「根據公司細則第87條」後立時加入「或於任何股東特別大會上」；

(j) 公司細則第86(2)條

刪除現有公司細則第86(2)條全文並以下列新公司細則第86(2)條取代：

「董事有權不時或隨時委任任何人士為董事，以填補董事會空缺或在獲得股東於股東大會授權之情況下增加董事會席位，惟就此獲委任之董事人數不得超過股東於股東大會上不時決定之上限。任何就此獲委任之董事之任期僅至本公司下屆股東周年大會止（於董事填補空缺之情況下）或直至本公司下屆股東周年大會（於董事獲委任為額外之現有董事會之情況下），惟合資格於該大會膺選連任。」；

(k) 公司細則第86(4)條

刪除公司細則第86(4)條第二行「特別」一字及取代為「普通」一字；

(l) 公司細則第87(1)條

刪除現有公司細則第87(1)條全文並以下列新公司細則第87(1)條取代：

「即使公司細則有其他規定，在每屆股東週年大會上，當時三分之一之董事（倘人數並非三(3)之倍數，則以最接近但不少於三分之一之人數為準）須輪流告退，惟各董事須最少每三年輪流告退。」；

(m) 公司細則第136條

重新排列現有公司細則第136條為公司細則第136(1)條並在之後立時加入下列新公司細則第136(2)條：

「(2) 儘管本公司細則條例另有所訂，董事可在有關法例准許下授權其他人士替其銷毀本公司細則第(a)至(d)所列之文件及其他與股份登記有關之文件，不論以微型縮影或電子方式儲存於本公司或由股份登記處代本公司儲存者。但本公司細則所述規定只有在誠實情況及缺乏明文通告予本公司及其股份登記處謂該等文件應保存以作索償下方得應用。」；

(n) 公司細則第153條

(i) 於公司細則第153條「根據法案第88部分」後加入「及公司細則第153A條」；

(ii) 於公司細則第153條後立時加入下列新公司細則第153A條及第153B條：

「153A 在所有適用法規、規則及規例（包括不限於指定證券交易所之規則）准許及依據盡職遵從所有適用法規及規例（包括但不限於指定證券交易所之規則）之情況下，以及為取得據其規定之所有必須同意（如有），就任何人士以非受法規禁止之方式寄予該人士一份摘錄自本公司年度賬目之財務報表摘要及董事局報告（應按適用法例及法規規定之方式及載有所須資料）而言，公司細則第153條之規定應被視為已履行；惟另有權獲取本公司年度財務報表及董事局報告之任何其他人士，倘彼透過向本公司發出書面通知作如此要求，則可要求本公司向其寄發一份財務報表摘要以外之本公司年度財務報表及其董事局報告之詳盡印刷本。」

「153B 倘根據所有適用法規、規則及規例（包括不限於指定證券交易所之規則），本公司於本公司之電腦網絡上以任何其他准予方式（包括發出任何形式之電子通訊）登載公司細則第153條所指述之文件副本及（如適用）遵從公司細則第153A條之一份財務報告摘要，以及公司細則第153條所指述之人士已同意或被視為已同意將該等文件化登載或收訖作為解除本公司向寄發該等文件副本之責任之方式處理，則根據公司細則第153A條向公司細則第153條所指述之該人士寄發該條文所指述之文件或一份財務報告摘要之規定應被視為經獲接納。」；

(o) 公司細則第154(2)條

刪除公司細則第154(2)條「十四(14)」一字並取代為「二十一(21)」；

(p) 公司細則第157條

於現有公司細則第157條前刪除「盡快召開股東特別大會」，並立時於之後加入「及制定委任核數師之薪酬」；

(q) 公司細則第160條

刪除現有公司細則第160條全文並以下列條文取代：

「160. 任何通告或文件（包括具有指定證券交易所規則賦予「公司通訊」之任何涵義），不論是否根據該等公司細則，由本公司給予或發予股東，均須以書面作出或經電報、電傳或傳真傳遞或其他電子形式傳遞或通訊，而該等通告或文件可由本公司送達或親身遞交股東本人，或以預付郵資之信封，經郵遞送交該股東名冊上次登記地址，或該股東

為此而提供予本公司之地址，或(視乎情況而定)傳遞至該股東就本公司作出通知而提供予本公司之地址，或傳遞至其所提供之任何電訊或傳真通訊號碼或電子號碼或地址或網址，或傳遞至本公司合理及真誠相信該通告可在有關時間內，讓股東可妥善收到之任何地址，或可按照指定證券交易所之規定，以廣告形式刊於合適之報章或依據指定證券交易所要求，或在適用法律許可範圍下內，將之放在本公司之網址或指定證券交易所之網址，並向股東發出通告，說明通告或其他文件可在網址取得「可供取閱通知書」。可供取閱通知書可經上述所列任何方式給予股東。如股份持有人屬聯名，則所有通告須給予名列股東名冊上排名首位之股東，而經此方式給予之通告將被視為已充份送達或送交所有聯名持有人。」；

(r) 公司細則第161條

刪除現有公司一細則第161條全文並以下列新公司細則第161條取代：

「161. 任何通告或其他文件：

(a) 當載有該通告或文件已妥善地預付郵資列明正確投寄以郵遞方式送達或送交，(在適當情況下，以空郵交付，將被視為於郵寄載有該通告或文件之信封)(已付足額郵資並寫上正確地址)之翌日已送達或送交通告或文件，或地址，充分證明載有該通告或文件之信封已妥善地填上投寄地址及已投寄，並已送達或送交，由本公司之秘書或其他高級人員，或董事會委任之其他人簽署之證明書指出載有該通告或其他文件之信封或封包已寫上正確地址並已寄出，將作為該通告或文件予以送達或送交之不可推翻證據；

(b) 如以電子方式傳遞，將被視為於本公司或其代理人之伺服器傳遞當日發出。存於本公司網址或指定證券交易所網址之通告在本公司給予股東之可供取閱通知書後之翌日被視為已送達該股東；

(c) 如以公司細則所指定之其他方式送達或送交，將被視為於親身送達或送交，或(視乎情況而定)在發送或傳遞之時被視為已送達或送交，在證明已送達或送交時，由本公司之秘書、其他高級人員，或董事會委任之其他人就送達、送交、發送或傳遞之事情和時間所簽署之證明書，將作為該通告或文件予以送達或送交之不可推翻證據；及

(d) 可以英文或中文給予股東，惟須妥善地符合一切適用之成文法、規則或規例。」；

(s) 公司細則第163條

於公司細則第163條「或傳真」一字後立時加入「或電子」；

此致

承董事會命
明日國際集團有限公司
主席
邱德華
謹啟

香港，二零零六年四月二十六日

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

附註：

(1) 凡有權出席上述大會及於會上投票之股東，均有權委派一位或多位代表出席，並於投票時代其投票。代表毋須為本公司之股東。

(2) 代表委任表格連同已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之股份過戶登記分處，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，方為有效。

於本公佈日期，執行董事為邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，以及獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

請同時參閱本公佈於經濟日報刊登的內容。

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 0760)

2005 Annual Results Announcement

The Board of Directors (the "Board") of Tomorrow International Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company, its subsidiaries and associates (the "Group") for the year ended 31 December 2005, together with comparative figures for the previous corresponding year as follows:

CONSOLIDATED INCOME STATEMENT
Year ended 31 December 2005

	Notes	**2005** **HK$'000**	2004 *HK$'000* (restated)
TURNOVER	4	553,871	691,136
Cost of sales		(473,975)	(599,715)
Gross profit		79,896	91,421
Other revenue	5	26,196	14,089
Negative goodwill recognised as income		–	13,062
(Loss)/Gain on disposal of properties held for sale		(143)	3,900
Gain on disposal of interest in Swank		42,244	8,458
Gain on disposal of investment properties		2,715	–
Reversal of previous revaluation deficits of leasehold buildings, net		5,270	3,346
Write back of over-provision against properties held for sale		200	3,150
Gain on disposal of interests in associates		–	10,900
Net loss arising from fair value change of investment properties		(490)	–
Distribution costs		(18,359)	(24,050)
Administrative expenses		(94,712)	(102,958)
Other operating expenses		(2,822)	(720)
PROFIT FROM OPERATING ACTIVITIES	6	39,995	20,598
Impairment loss on loan receivable		(45,000)	–
Share of profits less losses of associates		1,997	2,791
(LOSS)/PROFIT BEFORE TAXATION		(3,008)	23,389
TAXATION	7	(1,520)	(452)
(LOSS)/PROFIT FOR THE YEAR		(4,528)	22,937
ATTRIBUTABLE TO :			
Equity holders of the Company		4,779	28,695
Minority interests		(9,307)	(5,758)
		(4,528)	22,937
EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY	8		
Basic		1.67 cents	10.03 cents
Diluted		N/A	N/A

CONSOLIDATED BALANCE SHEET
31 December 2005

	Notes	**2005** **HK$'000**	2004 HK$'000 (restated)
ASSETS			
Non-current assets			
Property, plant and equipment		**103,178**	160,971
Leasehold land and land use rights		**10,307**	10,559
Investment properties		**28,750**	93,000
Negative goodwill		**–**	(27,284)
Interests in associates		**156,892**	37,220
Prepaid rental		**1,903**	2,640
Deferred product development costs		**6,819**	5,861
Available-for-sale financial assets		**27,364**	–
Loan receivable		**1,000**	2,000
		336,213	284,967
Current assets			
Cash and cash equivalents		**396,775**	397,724
Properties held for sale		**6,200**	6,000
Short term investments		**–**	7,491
Financial assets at fair value through profit or loss		**2,465**	–
Inventories		**67,540**	89,410
Accounts receivable	*9*	**62,892**	115,889
Bills receivable		**–**	574
Loans receivable		**6,046**	1,067
Interest receivable on loans		**12**	19
Prepayments, deposits and other receivables		**52,720**	17,624
		594,650	635,798
LIABILITIES			
Current liabilities			
Accounts payable	*10*	**71,658**	92,704
Amount due to associates		**–**	12,647
Other payables and accruals		**40,017**	30,423
Tax payable		**20,369**	20,133
		132,044	155,907
Net current assets		**462,606**	479,891
Total assets less current liabilities		**798,819**	764,858
Non-current liabilities			
Provision for long service payments		**570**	949
Deferred tax liabilities		**2,053**	3,122
		2,623	4,071
NET ASSETS		**796,196**	760,787
CAPITAL AND RESERVES			
Share capital		**2,861**	2,861
Reserves		**781,252**	736,790
Equity attributable to equity holders of the company		**784,113**	739,651
Minority interests		**12,083**	21,136
Total equity		**796,196**	760,787

Notes :

1. **CHANGES IN ACCOUNTING POLICIES**

In the current year, the Group has adopted, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are relevant to its operations. This includes the following new, revised and renamed standards:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings Per Share
HKAS 36	Impairment of Assets
HKAS 37	Provision, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Properties
HKAS Int 15	Operating Leases – Incentives
HKFRS 2	Short-based Payments
HKFRS 3	Business Combinations
HKFRS 4	Insurance Contracts

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 12, 14, 16, 18, 19, 21, 23, 24, 27, 33, 37, HKAS Int 15, HKFRSs 2 and 4 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest and other disclosures.
- HKASs 2, 7, 8, 10, 12, 14, 16, 18, 19, 23, 27, 33, 37, HKAS Int 15 and HKFRSs 2 and 4 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluation based on the guidance to the revised standard.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

a) **HKAS 17 LEASES**

The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land was previously included in leasehold properties which are stated at fair value. In accordance with the provisions of HKAS 17, leasehold properties are split into a lease of land and a lease of building in proportion to the relative fair values of the interests in the land element and the building element of the lease at the inception of the lease. The lease premium for leasehold land is stated at cost and amortised over the period of the lease. HKAS 17 has been applied retrospectively.

Building portion of freehold and leasehold properties was previously stated at fair value. Following the adoption of HKAS 17 where leasehold land is subject to amortisation, the accounting policy on building is changed and buildings are now stated at valuation less accumulated depreciation and impairment. This change in accounting policy has been applied retrospectively.

b) **HKAS 40 INVESTMENT PROPERTIES**

In prior years, the Group stated its investment properties at valuation and recorded the increase in valuation in the investment properties revaluation reserve. Decreases in the valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are expenses in the income statement. Moreover, investment properties held on leases with unexpired period of 20 years or less are depreciated over the remaining period of the lease.

The adoption of HKAS 40 has led to the changes in the fair value of investment properties being recorded in the income statement and the investment properties are no longer subject to depreciation where the unexpired periods of the lease are 20 years or less.

c) **HK(SIC) INT-21 INCOME TAXES - RECOVERY OF REVALUATED NON-DEPRECIATED ASSETS**

The adoption of revised HK(SIC) Int-21 has resulted in a change in the accounting policy relating to the deferred taxation of the Group's investment property. In accordance with the provision of HK(SIC) Int-21, the deferred tax liabilities arising from the revaluation of investment properties is measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset is expected to be recovered through sale.

d) **HKAS 32 FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION AND HKAS 39 FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT**

HKAS 32 and HKAS 39 establish principles for disclosure, presentation, recognition and measurement of financial instruments, including non-derivative financial assets, non-derivative financial liabilities and derivative instruments for hedging activities.

Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair vale, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

e) **HKFRS 3 BUSINESS COMBINATIONS; HKAS 36 IMPAIRMENT OF ASSETS AND HKAS 38 INTANGIBLE ASSETS**

The adoption has resulted in a change in accounting policy for goodwill. Goodwill was previously amortised on a straight-line basis over a period not exceeding 20 years, and assessed for impairment at each balance sheet date.

Under HKFRS 3, goodwill is no longer amortised. Instead, it is tested for impairment annually, or more frequently, if events or changes in circumstances indicate a possible impairment. Any excess of fair value of assets and liabilities acquired over cost is recognised immediately as income under HKFRS 3. However, HKFRS 3 requires, if an entity previously recognised goodwill as a deduction from equity, it shall not recognise that goodwill in profit and loss account when it disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired. There is no transitional arrangement for goodwill which has previously been eliminated against reserves as a matter of accounting policy.

HKFRS 3 is applied prospectively from 1 January 2005. Under the transitional provision of HKFRS 3, the Group has to cease amortisation of goodwill from 1 January 2005, and the negative goodwill previously recognised has to be derecognised as at 1 January 2005, with a corresponding adjustment to the opening retained earnings.

f) **NEW STANDARDS OR INTERPRETATIONS THAT HAVE BEEN ISSUED BUT ARE NOT YET EFFECTIVE**

The Group has not early adopted the following standards or interpretations that have been issued but are not yet effective. The adoption of such standards and interpretations will not result in substantial changes to the Group's accounting policies.

HKAS 1 (Amendment)	Capital Disclosures
HKAS 19 (Amendment)	Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendment)	Financial Instrument's" Recognition and Measurement and Insurance Contracts - Financial Guarantee Contracts
HKFRS 7	Financial Instruments - Disclosures

2. **SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES**

a) Effect on the consolidated income statement for the year ended 31 December 2005 and 2004:

	Effect of adopting					
	HKAS 17 *HK$'000*	**HKAS 40** *HK$'000*	**HK (SIC) Int-21** *HK$'000*	**HKASs 32/39** *HK$'000*	**HKFRS 3** *HK$'000*	**Total** *HK$'000*
Year ended 31 December 2005						
Increase in depreciation of property, plant and equipment	(418)	–	–	–	–	(418)
Decrease in amortisation of leasehold land and land use rights	97	–	–	–	–	97
Decrease in negative goodwill recognised as income	–	–	–	–	(13,062)	(13,062)
Decrease in reversal of previous revaluation deficits of leasehold buildings, net	(6)	–	–	–	–	(6)
Increase in loss arising from fair value change of investment properties	–	(490)	–	–	–	(490)
Increase in deferred taxation in relation to fair value gains of investment properties	–	–	(620)	–	–	(620)
Decrease in deferred taxation in relation to disposal of investment properties	–	–	1,689	–	–	1,689
Decrease in profit for the year	(327)	(490)	1,069	–	(13,062)	(12,810)
Attributable to:						
Equity holders of the Company	(327)	(490)	1,069	–	(12,954)	(12,702)
Minority interests	–	–	–	–	(108)	(108)
	(327)	(490)	1,069	–	(13,062)	(12,810)

	HKAS 17 HK$'000	HKAS 40 HK$'000	Effect of adopting HK (SIC) Int-21 HK$'000	HKASs 32/39 HK$'000	HKFRS 3 HK$'000	Total HK$'000
Year ended 31 December 2004						
Increase in depreciation of property, plant and equipment	(333)	–	–	–	–	(333)
Decrease in amortisation of leasehold land and land use right	14	–	–	–	–	14
Decrease in reversal of previous revaluation deficits of leasehold buildings, net	(1,497)	–	–	–	–	(1,497)
Decrease in profit for the year	(1,816)	–	–	–	–	(1,816)
Attributable to:						
Equity holders of the Company	(1,816)	–	–	–	–	(1,816)
Minority interests	–	–	–	–	–	–
	(1,816)	–	–	–	–	(1,816)

b) Effect on the consolidated balance sheet as at 31 December 2005 and 2004:

	HKAS 17 HK$'000	HKAS 40 HK$'000	Effect of adopting HK (SIC) Int-21 HK$'000	HKASs 32/39 HK$'000	HKFRS 3 HK$'000	Total HK$'000
As at 31 December 2005						
Increase/(decrease) in:						
Assets						
Intangible assets	–	–	–	–	27,284	27,284
Available-for-sale financial asset	–	–	–	15,620	–	15,620
Property, plant and equipment	(418)	–	–	–	–	(418)
Leasehold land and land use rights	97	–	–	–	–	97
Liabilities						
Deferred tax liabilities	–	–	1,069	–	–	1,069
	(321)	–	1,069	15,620	27,284	43,652
Equity						
Properties revaluation reserve	6	–	–	–	–	6
Investment properties reserve	–	(7,473)	–	–	–	(7,473)
Revaluation reserve for available-for-sale financial assets	–	–	–	15,620	–	15,620
Retained earnings	(327)	7,473	1,069	–	27,030	35,245
Minority interests	–	–	–	–	254	254
	(321)	–	1,069	15,620	27,284	43,652
As at 31 December 2004						
Increase/(decrease) in:						
Assets						
Property, plant and equipment	(8,440)	–	–	–	–	(8,440)
Leasehold land and land use rights	10,559	–	–	–	–	10,559
Liabilities						
Deferred tax liabilities	–	–	(1,689)	–	–	(1,689)
	2,119	–	(1,689)	–	–	430
Equity						
Properties revaluation reserve	(375)	–	–	–	–	(375)
Investment properties reserve	–	–	(1,689)	–	–	(1,689)
Retained earnings	2,494	–	–	–	–	2,494
	2,119	–	(1,689)	–	–	430

3. PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. During the year, the Group's principal activities consisted of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing and the manufacture and sale of optical products. There were no significant changes in the nature of the Group's principal activities during the year.

4. TURNOVER AND SEGMENT INFORMATION

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sales of listed equity investments and the interest income from the provision of loan financing.

(a) Business segments

The following table presents revenue, profit/(loss) and expenditure information for the Group's business segments.

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue																
Sales to external customers	386,411	391,632	95,777	108,992	-	-	7,343	15,515	296	107	64,045	174,890	-	-	553,872	691,136
Inter-segment sales	-	-	-	4,787	20,066	19,416	-	-	4,439	2,887	-	-	(24,505)	(27,090)	-	-
Other revenue	2,795	3,356	2,963	5,192	-	–	132	469	89	-	10,832	2,800	-	-	16,811	11,817
Total	389,206	394,988	98,740	118,971	20,066	19,416	7,475	15,984	4,824	2,994	74,877	177,690	(24,505)	(27,090)	570,683	702,953
Segment results	18,489	17,288	(19,739)	(18,328)	(223)	683	(3,033)	(3,607)	(4,032)	(5,800)	(2,098)	(5,345)	(4,469)	642	(15,105)	(14,467)
Interest, dividend income and unallocated gains															9,385	2,272
Negative goodwill recognised as income															-	13,062
(Loss)/Gain on disposal of properties held for sale															(143)	3,900
Gain on disposal of interest in Swank															42,244	8,458
Gain on disposal of investment properties															2,715	-
Reversal of previous revaluation deficits of leasehold buildings, net															5,270	3,346
Gain on disposal of interests in associates															-	10,900
Write back of over-provision against properties held for sale															200	3,150
Net loss arising from fair value change of investment properties															(490)	-
Unallocated expenses															(4,081)	(10,023)
Profit from operating activities															39,995	20,598
Impairment loss on a loan receivable															(45,000)	-
Share of profits less losses of associates															1,997	2,791
(Loss)/Profit before taxation															(3,008)	23,389
Taxation															(1,520)	(452)
(Loss)/Profit for the year															(4,528)	22,937

(b) Geographical segments

The following table presents revenue information for the Group's geographical segments.

Group

	Europe		North America		Hong Kong		Japan		Others		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:														
Sales to external customers	51,357	89,922	130,442	189,345	146,836	183,782	196,340	180,307	28,897	47,280	-	-	553,872	691,136

5 OTHER REVENUE

	2005	2004
	HK$'000	*HK$'000*
Bank interest income	9,025	1,575
Gain on deregistration of subsidiaries	2,973	–
Dividend income from listed investments	106	363
Sales of obsolete inventories	558	2,795
Management fee received	256	1,908
Product development income	2,520	2,678
Rental income	137	1,024
Sales of raw materials	1,084	1,778
Other interests earned	7,102	–
Others	2,435	1,968
	26,196	14,089

6. **PROFIT FROM OPERATING ACTIVITIES**

The Group's profit from operating activities is arrived at after charging/(crediting):

	2005 *HK$'000*	2004 *HK$'000*
Cost of inventories sold	466,424	583,563
Depreciation	26,539	35,347
Amortisation of leasehold land and land use rights	252	252
Amortisation of prepaid rental	737	737
Amortisation of deferred product development costs	1,641	1,421
Provision against inventories	1,190	289

7. **TAXATION**

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2005 *HK$'000*	2004 *HK$'000*
Current tax		
Hong Kong:		
– Current year provision	1,602	976
– Overprovision in prior year	(393)	(750)
Mainland China	1,380	226
	2,589	452
Deferred tax	(1,069)	–
Total tax charge for the year	1,520	452

8. **EARNINGS PER SHARE**

The calculation of basic earnings per share is based on the net profit attributable to equity holders of the Company for the year of HK$4,779,000 (2004: HK$28,695,000) and the weighted average of 286,068,644 (2003: 286,068,644) ordinary shares in issue during the year.

A diluted earnings per share for the year ended 31 December 2005 and 2004 has not been disclosed as no diluting events existed during these years.

9. **ACCOUNTS RECEIVABLE**

The aged analysis of the Group's accounts receivable is as follows:

	2005 *HK$'000*	2004 *HK$'000*
Current to three months	48,196	93,523
Four to six months	106	2,597
Seven months to one year	943	14,532
Over one year	19,824	13,533
	69,069	124,185
Provision	(6,177)	(8,296)
Total after provision	62,892	115,889

The normal credit period granted by the Group to customers ranges from 21 days to 120 days.

10. **ACCOUNTS PAYABLE**

The aged analysis of the Group's accounts payable is as follows:

	2005 *HK$'000*	2004 *HK$'000*
Current to three months	46,809	52,736
Four to six months	12,189	34,148
Seven months to one year	6,629	5,298
Over one year	6,031	522
	71,658	92,704

Accounts payable aged less than four months accounted for 65% (2004: 57%) of the total accounts payable.

FINAL DIVIDEND

The Board does not recommend the payment of any final dividend (2004: Nil).

BUSINESS REVIEW

2005 was a challenging year. During the year, the manufacturing and export businesses faced a chaotic environment of rising interest rates , energy costs and gradual rise in overhead costs in Mainland China, particularly in Pearl River Delta Region.

Turnover of the electronic products division for the year ended 31 December 2005 was HK$386.4 million (2004: HK$391.6 million), representing a decrease of HK$5.2 million or 1.3% from that of last year. It was partly due to fierce market competition leading to a drop in sales volume. Pricing pressure from customers also played its part in bringing down the turnover. However, the business in production of lithium rechargeable battery parts achieved another satisfactory result in 2005 and contributed increasing profit to the Group. Gross profit margin as a whole slightly dropped by 1%. With the implementation of cost saving exercise, selling and administrative expenses dropped by 4.6% to HK$61.9 million (2004: HK$64.9 million). The Group remained vigilant in controlling expenses even in tough environment while honouring the commitment to produce high quality products well known to the market buyers.

For the manufacture and sale of printed circuit boards (PCBs), the gross margin of PCBs to certain business sectors had been reduced as these sectors faced their own competition requiring price reduction to maintain their competitiveness. To improve the situation, starting from second quarter of 2005, the Group decided to scale down the business volume with these sectors and directed sales focus to other industrial sectors which can offer higher margin. The slight drop in turnover in this segment mainly reflected start-up effects in developing new customers base under new direction. Segment loss amounted to HK$19.7 million (2004: loss HK$18.3 million). The Group will continue to put in capital investment in order to attract high quality customers for better results.

The optical product segment recorded a segment loss of HK$2.1 million (2004: loss HK$5.3 million) for the year under review. The business recorded a turnover of HK$64 million (2004: HK$174.9 million), representing a decrease of HK$110.9 million or 63.4% lower than that of last year. As substantial interest in Swank International Manufacturing Company Limited ("Swank") was disposed of on 3 June 2005, only approximately five-month turnover was intented for the year. Fierce market competition also led to the drop in turnover.

During the year, a loan agreement amounting to HK$50 million was signed between Active Base Limited ("Active Base"), a wholly owned subsidiary of the Company and Moulin Global Eyecare Holdings Limited ("Moulin"). A debenture was also executed by Moulin in favour of Active Base. In or about June 2005, Moulin commenced legal proceedings in the High Court against Active Base claiming that the said loan agreement and debenture were unenforceable. In this regard, ongoing litigations are expected and the Board will make announcement in due course. For prudence sake, a provision of HK$45 million was made against the loan.

Turnover for trading of listed equity investments amounted to HK$7.3 million (2004: HK$15.5 million) , with segment loss of HK$3 million (2004: loss HK$3.6 million).

To seize the rallying sentiments in the Hong Kong property market, the Group disposed of certain investment properties during the year and with a gain of HK$2.7 million.

FUTURE PLANS

The up-trend of US dollar interest rate and the effect of fluctuation in crude oil price may slow down the overall economy. For electronic product division, the Group has invested more resources in research and development department and purchase and material control department by recruiting high caliber experienced staff to strengthen the area in product development, design of new products and the function of purchase and material consumption. Wireless application and radio-frequency products will remain our major direction for development. The Board believes that the Group can leverage on its industrial expertise and experience as well as its competitive advantages to diversify its product range. With more newly developed products launched, the Group will be better positioned in its target markets with less price sensitivity and competition and be able to embark on a new era in the coming year 2006. The Group will also welcome any opportunity in business co-operation with well-established electronic enterprises in the industry.

For year 2006, the Group expects increasing demand for PCBs on European market. With committed input from staff and newly invested capital expenditure, the Group should be able to capture the opportunity and obtain more high quality sales orders.

With sufficient resources on hand, the Group is constantly looking for quality investment opportunities, while expecting loan financing business not to be active in 2006.

CORPORATE TRANSACTIONS

In January 2005, Probest Holdings Inc. ('Probest'), amongst others, entered into a sale and purchase agreement with China Time Investment Holdings Limited ("China Time") for the disposal of 1,437,396,440 issued shares of Swank, representing approximately 46.0% of equity interest of Swank, at the consideration of approximately HK$43.1 million (the "Disposal Agreement"). Probest also entered into a loan restructuring agreement with Profitown Investment Corporation ("Profitown") and Swank (the "Loan Restructuring Agreement"), pursuant to which Probest agreed to waive the interests, default interests and part of the principal of a promissory note due by Swank, which would be cancelled when conditions of the Loan Restructuring Agreement were fulfilled. Upon completion, Profitown issued a new promissory note to Probest in consideration of which Swank waived the debt due from Profitown. In addition, Swank executed a guarantee in favour of Probest, undertaking to pay Probest all interests and default interests whenever Profitown defaults in payment of the principal of the new promissory note. A deed was also executed by Probest and the Company in favour of China Time in which, under certain circumstances, Probest, together with the Company as a guarantor, will indemnify China Time when the listing status of Swank would be withdrawn. For details, please refer to the circular of the Company dated 10 May 2005.

The completion of the Disposal Agreement took place on 3 June 2005. A shareholder agreement was entered into between Swank and Probest to regulate the management of Profitown Group and a new promissory note amounting to approximately HK$112.3 million was issued by Profitown in favour of Probest.

On 8 March 2006, the Company announced and proposed to raise approximately HK$173.4 million, before expenses, by issuing 357,585,805 offer shares at a price of HK$0.485 per offer share by way of the open offer, on the basis of an assured entitlement of 5 offer shares for every 4 existing shares held on the record date and payable in full on acceptance. The registered holders of fully-paid offer shares will be issued 5 bonus shares for every 7 fully-paid offer shares. In order to facilitate the open offer by enabling the Company to allot and issue the bonus shares, which will only be issued to registered holders of the fully-paid offer shares, the Board proposed the amendment of the bye-laws of the Company to allow a distribution to shareholders on a non pro-rata basis. The Board further proposed the share consolidation, upon completion of the open offer and the bonus issue, involving a consolidation of every 4 existing shares into one consolidated share. For details, please refer to the announcement of the Company dated 8 March 2006. A circular, among others, in relation to the open offer, the bonus issue and the share consolidation will be despatched to shareholders of the Company as soon as possible.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 December 2005, cash and bank balances (including time deposits) maintained by the Group were HK$396.8 million (2004: HK$397.7 million), representing a slight decrease of HK$0.9 million compared with the position as at 31 December 2004. On the other hand, the Group has available banking facilities of HK$15.3 million. It is believed that the Group has adequate cash resources to meet the normal working capital requirements and all commitments for future development. The gearing of the Group, measured as total debts to total assets, was 14.5% as at 31 December 2005, comparing with 17.4% as at 31 December 2004.

Most of the business transactions conducted by the Group were nominated in Hong Kong Dollars, United States Dollars and Renminbi. As at 31 December 2005, there were no outstanding forward contracts in foreign currency committed by the Group that might involve it in significant foreign exchange risks and exposures.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2005, the Group employed approximately 2,772 employees, with about 2,689 in the Mainland China and about 83 in Hong Kong. All employees are remunerated based on industry practice and in accordance with the prevailing labour law. In Hong Kong, apart from basic salary, staff benefits include medical insurance, performance related bonuses and mandatory provident fund would be provided by the Group.

CORPORATE GOVERNANCE

The Board is committed to raising the standard of corporate governance within the Group in order to enhance the transparency in disclosure of material information. With effect from 1 January 2005, the Company has applied the principles and complied with the requirements of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited, except for the following deviations.

CG Code A.2.1 stipulated that the role of chairman and chief executive officer should be separated and should not be performed by the same individual.

The Company does not appoint chief executive officer. In view of the existing structure of the Board and the operation of the Group, the Board believes that the present structure of the Board will provide a strong leadership for the Group to implement prompt decisions and to formulate efficient strategies, which is for benefits of the Group. Moreover, the day-to-day operation of the Group's businesses are shared among those executive directors and the management of the Company. Therefore, there should be a clear division of the responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.

CG Code A.4.1 stipulated that non-executive directors should be appointed for a specific term, subject to re-election and CG Code A.4.2 stipulated that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

During the period, two independent non-executive directors of the Company, namely Mr. Ng Wai Hung and Mr. Cheung Chung Leung, Richard, are not appointed for any specific fixed term and one independent non-executive director, Mr. Wu Wang Li, is appointed for the term of one year from 27 September 2005.

In accordance with the bye-laws of the Company, at each annual general meeting of the Company one third of the directors shall retire from office by rotation. The Board considers that sufficient measures will be taken to ensure the corporate governance practices of the Company are not less exacting than those in the CG Code A.4.1 and A.4.2.

CG Code B.1 stipulated that a remuneration committee should be established with specific written terms of reference which deal clearly with its authority and duties. A majority of the members of the remuneration committee should be independent non-executive directors.

Currently, there is no remuneration committee in the Board. Meanwhile, the Board conducts an informal assessment of the individual director's contribution. No director decides his or her own remuneration and their remuneration has been relatively stable in the past years. The remuneration committee will be established and the Board will review and formulate its terms of reference in accordance with the CG Code in due course.

MODEL CODE FOR DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules for directors' securities transactions. Having make specific enquiries of all directors of the Company, they have confirmed that they complied with required standard set out in the Model Code throughout the accounting period covered by the Annual Report.

CONFIRMATION OF INDEPENDENCE FROM INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

There was no purchase, sale or redemption of shares or other securities of the Company by the Company or its subsidiaries during the year.

DIRECTORS

As at the date of this announcement, the Board comprises of seven directors, of which four are executive directors, namely Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms Wong Shin Ling, Irene and Mr. Tam Wing Kin and three independent non-executive directors, namely Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

AUDIT COMMITTEE

The audit committee comprises three independent non-executive directors and reports to the Board. The audit committee meets with the Group's senior management regularly to review the effectiveness of the internal control systems and the interim and annual reports of the Group.

ANNUAL GENERAL MEETING

The 2006 annual general meeting (the "AGM") of the Company will be held on Tuesday, 30 May 2006 at 10:30 a.m.. For details of the AGM, please refer to the notice of the AGM which will be published and despatched to shareholders in due course.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange website in due course.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 13 April, 2006

Please also refer to the published version of this announcement in The Standard.

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：0760)

二零零五年全年業績公佈

明日國際集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈本公司及其附屬公司(「本集團」)截至二零零五年十二月三十一日止年度之經審核綜合業績，連同去年之比較數字載列如下：

綜合損益表
截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
營業額	4	553,871	691,136
銷售成本		(473,975)	(599,715)
毛利		79,896	91,421
其他收益	5	26,196	14,089
已確認為收入之負商譽		–	13,062
出售持作銷售物業之(虧損)／收益		(143)	3,900
出售恒光行權益所得收益		42,244	8,458
出售投資物業之收益		2,715	–
租賃樓宇過往重估虧絀撥回淨額		5,270	3,346
撤回就持作銷售物業所作超額撥備		200	3,150
出售於聯營公司權益之收益		–	10,900
投資物業公平值變動所產生虧損淨額		(490)	–
分銷費用		(18,359)	(24,050)
行政支出		(94,712)	(102,958)
其他經營支出		(2,822)	(720)
經營業務之溢利	6	39,995	20,598
應收貸款減值		(45,000)	–
應佔聯營公司溢利減虧損		1,997	2,791
除税前(虧損)／溢利		(3,008)	23,389
税項	7	(1,520)	(452)
年度(虧損)／溢利		(4,528)	22,937

	附註	二零零五年	二零零四年
以下應佔：			
本公司權益持有人		4,779	28,695
少數股東權益		(9,307)	(5,758)
		(4,528)	22,937
本公司權益持有人應佔溢利之每股盈利	8		
基本		1.67仙	10.03仙
攤薄		不適用	不適用

綜合資產負債表

二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元 （重列）
資產			
非流動資產			
物業、廠房及設備		103,178	160,971
租賃土地及土地使用權		10,307	10,559
投資物業		28,750	93,000
負商譽		–	(27,284)
於聯營公司之權益		156,892	37,220
預付租金		1,903	2,640
遞延產品開發成本		6,819	5,861
可作出售財務資產		27,364	–
應收貸款		1,000	2,000
		336,213	284,967
流動資產			
現金及現金等價物		396,775	397,724
持作銷售之物業		6,200	6,000
短期投資		–	7,491
按公平值經損益入賬的財務資產		2,465	–
存貨		67,540	89,410
應收賬款	9	62,892	115,889
應收票據		–	574
應收貸款		6,046	1,067
應收貸款利息		12	19
預付款項、按金及其他應收款項		52,720	17,624
		594,650	635,798
負債			
流動負債			
應付賬款	10	71,658	92,704
應付聯營公司款項		–	12,647
其他應付賬款及應計債務		40,017	30,423
應付稅項		20,369	20,133
		132,044	155,907
流動資產淨值		462,606	479,891
總資產減流動負債		798,819	764,858

非流動負債		
長期服務金撥備	**570**	949
遞延税項負債	**2,053**	3,122
	2,623	4,071
資產淨值	**796,196**	760,787
資本及儲備		
股本	**2,861**	2,861
儲備	**781,252**	736,790
本公司股權持有人應佔權益	**784,113**	739,651
少數股東權益	**12,083**	21,136
權益總額	**796,196**	760,787

附註：

1. 會計政策之變動

於本年度，本集團首次採用香港會計師公會(「香港會計師公會」)頒布之若干與本集團業務有關之新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(統稱「新訂香港財務報告準則」)，包括下列各項新訂、經修訂及重新命名準則：

香港會計準則第1號	財務報表之呈報
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計變動及差誤
香港會計準則第10號	結算日後事項
香港會計準則第12號	所得税
香港會計準則第14號	分類報告
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第18號	收入
香港會計準則第19號	僱員福利
香港會計準則第21號	匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關連人士披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第32號	金融工具：披露及呈報
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第37號	撥備、或然負債及或然資產
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第39號(修訂)	金融資產及金融負債之過渡及首次確認
香港會計準則第40號	投資物業
香港會計準則詮釋第15號	經營租賃 — 優惠
香港財務報告準則第2號	以股份支付的支出
香港財務報告準則第3號	業務合併
香港財務報告準則第4號	保險合約

採納新訂／經修訂香港會計準則第1、2、7、8、10、12、14、16、18、19、21、23、24、27、33、37號、香港會計準則詮釋第15號、香港財務報告準則第2及4號對本集團會計政策並無重大影響。概要如下：

- 香港會計準則第1號影響少數股東權益及其他披露之呈報。
- 香港會計準則第2、7、8、10、12、14、16、18、19、23、27、33、37號、香港會計準則詮釋第15號、香港財務報告準則第2及4號對本集團會計政策並無重大影響。
- 香港會計準則第21號對本集團會計政策並無重大影響。已根據經修訂準則之指引重新評估各綜合實體之功能貨幣。
- 香港會計準則第24號影響關連人士之識別及若干其他關連人士披露。

a) 香港會計準則第17號租賃

採納香港會計準則第17號導致有關租賃土地之會計政策變動。租賃土地以往按公平值於租賃物業列賬。根據香港會計準則第17號之規定，租賃物業現於租約開始時，按土地及樓宇兩部份權益所佔公平值劃分為租賃土地及租賃樓宇。租用土地之租約租金按成本列賬，並於租賃期內攤銷。本集團已追溯應用香港會計準則第17號。

永久業權及租賃物業之樓宇部份以往按公平值列賬。於採納香港會計準則第17號後，租賃土地須予攤銷，而有關樓宇之會計政策已改變，樓宇現按估值減累計折舊及減值列賬。這項會計政策之改變已已追溯應用。

b) 香港會計準則第40號投資物業

於以往年度，本集團投資物業按估值列賬，並將估值之增值記入投資物業重估儲備。估值減值則首先對銷較早前按組合基準進行估值之增值，而任何其後之減值於損益賬支銷。此外，租賃之未屆滿期為20年或以下之投資物業按餘下租賃予以折舊。

採納香港會計準則第40號導致投資物業公平值變動乃於收益表列賬，而當有關投資物業之租賃之未屆滿期為20年或以下則毋須予以折舊。

c) 香港（詮釋委員會）第21號所得稅－收回經重估不計算折舊的資產

採納經修訂之香港（詮釋委員會）第21號已導致與本集團投資物業之遞延稅項有關之會計政策變動。根據香港（詮釋委員會）第21號之規定，因重估投資物業產生之遞延稅項負債，乃按使用方式而可收回之資產賬面值所產生稅務影響為基礎計量。於過往年間，該資產之賬面值預期通過出售收回。

d) 香港會計準則第32號：金融工具：披露及呈報以及香港會計準則第39號金融工具：確認及計量

香港會計準則第32號及香港會計準則第39號設定金融工具（包括用作對沖活動之非衍生金融工具、非衍生金融負債及衍生工具）之披露、呈列、確認及計量原則。

根據香港會計準則第39號，金融資產分類為「按公平值經損益入賬之財務資產」、「可供出售財務資產」、「貸款及應收款項」或「持有至到期之財務資產」。「按公平值經損益入賬之財務資產」及「可供出售財務資產」以公平值列賬，公平值之變動分別確認為損益及權益。在活躍市場上並無已報市價之可供出售股本投資，其公平值無法可靠地計算，與該等非上市股本工具有關並須以交付該等工具結算之衍生工具，則須於初步確認後按成本減減值損失計量。「貸款及應收款項」及「持有至到期之財務資產」於初步確認後採用實際利息法以攤銷成本計量。

e) 香港財務報告準則第3號業務合併；香港會計準則第36號資產減值及香港會計準則第38號無形資產

採納導致有關商譽之會計政策變動。商譽以往於不超過20年期間按直線法攤銷，並於各結算日評估其減值。

根據香港財務報告準則第3號，不再攤銷商譽。然而，每年須測試商譽是否出現減值，若有事件或情況變化顯示帳面值可能出現減值，則以更頻繁之次數進行減值測試。所收購資產及負債之公平值超過成本之任何數額均即時確認為收入。然而，香港財務呈報準則第3號規定，如果一家實體之前將商譽確認為股本扣減，則該家實體於出售該商譽相關的所有或部分業務，或在該商譽相關的產生現金單位出現減值時，不得於損益報表確認該商譽。作為一項會計政策，就之前於儲備撇銷之商譽並無過渡性安排。

香港財務報告準則第3號由二零零五年一月一日起應用。根據香港財務報告準則第3號之過渡規定，本集團由二零零五年一月一日起停止攤銷商譽，而之前確認之負商譽須於二零零五年一月一日取消確認，並相應調整期初之保留盈利。

f) 已頒佈但未生效的香港財務報告準則

本集團並未在財務報表應用下列已頒佈但未生效之準則或詮釋。採納該等準則或詮釋不會對本集團之會計政策有重大影響。

香港會計準則第1號（修訂）	資本披露
香港會計準則第19號（修訂）	僱員福利－精算損益、集團計劃及披露
香港會計準則第39號（修訂）	選擇以公平值入賬
香港會計準則第39號及香港財務報告準則第4號（修訂）	金融工具－確認及計量以及保險合約－財務擔保合約
香港財務報告準則第7號	金融工具－披露

2. **會計政策變動之影響概要**

a) 對截至二零零五年及二零零四年十二月三十一日止年度綜合損益表的影響

	採納下列準則的影響					
	香港會計準則第17號 *千港元*	香港會計準則第40號 *千港元*	香港（詮釋委員會）第21號 *千港元*	香港會計準則第32/39號 *千港元*	香港財務報告準則第3號 *千港元*	總計 *千港元*
截至二零零五年十二月三十一日止年度						
物業、廠房及設備折舊增加	(418)	—	—	—	—	(418)
租賃土地及土地使用權攤銷減少	97	—	—	—	—	97
負商譽確認為收入減少	—	—	—	—	(13,062)	(13,062)
租賃樓宇過往重估虧絀撥回減少淨額	(6)	—	—	—	—	(6)
投資物業公平值變動所產生之收益增加	—	(490)	—	—	—	(490)
與投資物業公平值收益有關之遞延稅項增加	—	—	(620)	—	—	(620)
與出售投資物業有關之遞延稅項減少	—	—	1,689	—	—	1,689
年度溢利減少	(327)	(490)	1,069	—	(13,062)	(12,810)
以下人士應佔：						
本公司權期持有人	(327)	(490)	1,069	—	(12,954)	(12,702)
少數股東權益	—	—	—	—	(108)	(108)
	(327)	(490)	1,069	—	(13,062)	(12,810)

	採納下列準則的影響					
	香港會計準則第17號 *千港元*	香港會計準則第40號 *千港元*	香港（詮釋委員會）第21號 *千港元*	香港會計準則第32/39號 *千港元*	香港財務報告準則第3號 *千港元*	總計 *千港元*
截至二零零四年十二月三十一日止年度						
物業、廠房及設備折舊增加	(333)	—	—	—	—	(333)
租賃土地及土地使用權攤銷減少	14	—	—	—	—	14
租賃樓宇過往重估虧絀撥回減少淨額	(1,497)	—	—	—	—	(1,497)
年度溢利減少	(1,816)	—	—	—	—	(1,816)
以下人士應佔：						
本公司權益持有人	(1,816)	—	—	—	—	(1,816)
少數股東權益	—	—	—	—	—	—
	(1,816)	—	—	—	—	(1,816)

b) 對二零零五年及二零零四年十二月三十一日綜合資產負債表的影響

	香港會計準則第17號 千港元	香港會計準則第40號 千港元	香港（詮釋委員會）第21號 千港元	香港會計準則第32/39號 千港元	香港財務報告準則第3號 千港元	總計 千港元
	採納下列準則的影響					
於二零零五年十二月三十一日						
於以下項目增加／(減少)：						
資產						
無形資產	–	–	–	–	27,284	27,284
可供出售財務資產	–	–	–	15,620	–	15,620
物業、廠房及設備	(418)	–	–	–	–	(418)
租賃土地及土地使用權	97	–	–	–	–	97
負債						
遞延稅項負債	–	–	1,069	–	–	1,069
	(321)	–	1,069	15,620	27,284	43,652
權益						
物業重估儲備	6	–	–	–	–	6
投資物業儲備	–	(7,473)	–	–	–	(7,473)
可供出售財務資產之重估儲備	–	–	–	15,620	–	15,620
保留盈利	(327)	7,473	1,069	–	27,030	35,245
少數股東權益	–	–	–	–	254	254
	(321)	–	1,069	15,620	27,284	43,652

	香港會計準則第17號 千港元	香港會計準則第40號 千港元	香港（詮釋委員會）第21號 千港元	香港會計準則第32/39號 千港元	香港財務報告準則第3號 千港元	總計 千港元
	採納下列準則的影響					
於二零零四年十二月三十一日						
於以下項目增加／(減少)：						
資產						
物業、廠房及設備	(8,440)	–	–	–	–	(8,440)
租賃土地及土地使用權	10,559	–	–	–	–	10,559
負債						
遞延稅項負債	–	–	(1,689)	–	–	(1,689)
	2,119	–	(1,689)	–	–	430
權益						
物業重估儲備	(375)	–	–	–	–	(375)
投資物業儲備	–	–	(1,689)	–	–	(1,689)
保留盈利	2,494	–	–	–	–	2,494
	2,119	–	(1,689)	–	–	430

3. 主營業務

本公司之主要業務為投資控股。年內，本集團之主要業務包括設計、開發、製造及銷售電子產品、製造及銷售印刷綫路板、買賣及分銷電子配件及部件、買賣上市證券投資、提供貸款融資、以及製造和銷售光學產品。年內本集團之主要業務性質上概無任何重大變動。

4. 營業額及分部資料

營業額為出售貨品之發票值減去退貨及折扣、出售上市證券投資之所得款項，以及提供貸款融資之利息收入。

(a) 業務分部

下表載列本集團業務分部之有關收益、溢利／(虧損)及支出之資料。

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部收益：																
向外界客戶銷售	386,411	391,632	95,777	103,992	-	-	7,343	15,515	296	307	64,045	174,890	-	-	553,872	691,136
分部間銷售	-	-	-	4,787	20,066	19,416	-	-	4,439	2,687	-	-	(24,505)	(27,090)	-	-
其他收益	2,795	3,356	2,963	5,192	-	-	132	469	89	-	10,832	2,800	-	-	16,811	11,817
合計	389,206	394,988	98,740	113,971	20,066	19,416	7,475	15,984	4,824	2,994	74,877	177,690	(24,505)	(27,090)	570,683	702,953
分部業績	18,489	17,283	(19,739)	(18,328)	(233)	683	(3,033)	(3,607)	(4,032)	(5,830)	(2,098)	(5,345)	(4,469)	642	(15,105)	(14,467)
利息、股息收入及未分配收益															9,385	2,272
已確認為收入之負商譽															-	13,062
出售持作銷售物業所得(虧損)／收益															(143)	3,930
出售包光行權益所得收益															42,244	3,453
出售投資物業收益															2,715	-
過往重估租賃樓宇之虧損撥回淨額															5,270	3,346
出售於聯營公司權益之收益															-	10,900
持作銷售物業減值之撥回															200	3,150
投資物業之公平值變動產生的虧損淨額															(490)	-
未分配開支															(4,081)	(10,023)
經營業務溢利															39,995	20,593
應收貸款減值虧損															(45,000)	-
應佔聯營公司溢利減虧損															1,997	2,791
除稅前(虧損)／溢利															(3,008)	23,384
稅項															(1,520)	(452)
年度(虧損)／溢利															(4,528)	22,932

(b) 地區分部

下表載列本集團地區分部之有關收益之資料。

本集團

	歐洲		北美洲		香港		日本		其他		對銷		綜合	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部收益：														
向外界客戶銷售	51,357	89,922	130,442	159,345	146,836	183,782	196,340	180,807	28,897	47,280	-	-	553,872	691,136

5. 其他收益

	二零零五年 千港元	二零零四年 千港元
銀行利息收入	9,025	1,575
附屬公司取消註冊之收益	2,973	—
上市投資之股息收入	106	363
出售陳舊存貨	558	2,795
所收管理費	256	1,908
產品開發收入	2,520	2,678
租金收入	137	1,024
出售原材料	1,084	1,778
其他賺取利息	7,102	–
其他	2,435	1,968
	26,196	14,089

6. 經營業務之溢利

本集團經營業務之溢利已扣除／(計入)：

	二零零五年 千港元	二零零四年 千港元
已售存貨成本	466,424	583,563
折舊	26,539	35,347
租賃土地及土地使用權攤銷	252	252
預付租金攤銷	737	737
遞延產品開發成本攤銷	1,641	1,421
存貨撥備	1,190	289

7. 稅項

香港利得稅乃根據本年度在香港賺取之估計應課稅溢利按17.5%(二零零四年：17.5%)之稅率撥備。在別處賺取之估計應課稅溢利按本集團業務所在國的利率，根據現有法例、詮釋及慣例計算。

	本集團 二零零五年 千港元	 二零零四年 千港元
即期稅項		
香港：		
－本年度撥備	1,602	976
－以往年度超額撥備	(393)	(750)
中國內地	1,380	226
	2,589	452
遞延稅項	(1,069)	–
本年度稅款支出	1,520	452

8. 每股盈利

每股基本盈利乃根據本年度股東應佔純利4,779,000港元(二零零四年：28,695,000港元)及年內已發行普通股286,068,644股(二零零四年：286,068,644股)之加權平均數計算。

由於本年度並無攤薄事項，故並無披露截至二零零五年及二零零四年十二月三十一日止年度之每股攤薄盈利。

9. **應收賬款**

本集團按賬齡分析之應收賬款茲列如下：

	二零零五年 千港元	二零零四年 千港元
即時至三個月	48,196	93,523
四個月至六個月	106	2,597
七個月至一年	943	14,532
超過一年	19,824	13,533
	69,069	124,185
撥備	(6,177)	(8,296)
扣除撥備後總額	62,892	115,889

本集團向顧客授出之一般信用期限介乎21日至120日。

10. **應付賬款**

本集團按賬齡分析之應付賬款茲列如下：

	二零零五年 千港元	二零零四年 千港元
即時至三個月	46,809	52,736
四個月至六個月	12,189	34,148
七個月至一年	6,629	5,298
超過一年	6,031	522
	71,658	92,704

賬齡低於4個月之應付賬款佔應付賬款總額65%。(二零零四年：57%)

末期股息

董事會不建議派付任何末期股息(二零零四年：無)。

業務回顧

二零零五年是極具挑戰的一年。年內，製造及外銷業務面對利率及能源成本趨升且競爭熾烈的環境，以及中國內地(尤其是珠江三角洲)之經營成本日益增加。

電子產品業務於截至二零零五年十二月三十一日止年度之營業額為386,400,000港元(二零零四年：391,600,000港元)，較去年減少5,200,000港元或1.3%。部份原因在於市場競爭激烈，導致銷量下跌。客戶要求降價之壓力亦為導致營業額下跌的部分原因。然而，生產充電式鋰電池部件之業務於二零零五年之業績理想，為本集團帶來溢利增長。毛利率整體微跌1%。在推行節約成本措施下，銷售及行政開支減少4.6%至61,900,000港元(二零零四年：64,900,000港元)。在艱難之環境下，本集團在控制支出方面保持警覺。本集團繼續生產為市場買家熟悉之優質產品。

在印刷綫路板(「綫路板」)之製造及銷售方面，若干行業銷售綫路板之利潤率下滑，這是由於該等行業面對熾熱的競爭下透過減價維持競爭力。為改善這情況，由二零零五年第二季開始，本集團決定縮減其與這些行業的業務規模，將銷售重點集中在其他較高利潤率的行業。該分部的營業額輕微下降，反映在新方向下拓展新客戶基礎所帶來的初期效果。分部虧損19,700,000港元(二零零四年：虧損18,300,000港元)。本集團繼續投入資本開支，以吸引優質客戶，爭取更佳業績。

於回顧年度，光學產品分部錄得分部虧損2,100,000港元(二零零四年：虧損5,300,000港元)。該業務錄得營業額64,000,000港元(二零零四年：174,900,000港元)，較去年下跌110,900,000港元，或跌幅63.4%。由於二零零五年六月三日出售恒光行實業有限公司(「恒光行」)主要權益，故於年內只錄得約五個月的營業額。市場競爭熾烈亦導致營業額下跌。

年內，本公司之全資附屬公司弘源有限公司（「弘源」）與Moulin Global Eyecare Holdings Limited（「Moulin」）簽訂為數50,000,000港元之貸款協議。Moulin亦已為弘源簽立債權證。於二零零五年六月或前後，Moulin向高等法院提訴弘源，聲稱上述貸款協議及債權證無法強制執行。就此而言，預期訴訟將會持續，而董事會將在適當時候刊登公佈。為審慎起見，已為貸款作出45,000,000港元撥備。

買賣上市證券投資之營業額為7,300,000港元（二零零四年：15,500,000港元），分部虧損3,000,000港元（二零零四年：虧損3,600,000港元）。

為把握香港物業市場復甦氣氛，本集團於年內出售了若干投資物業，獲得收益2,700,000港元。

未來計劃

預期美元利率的上升趨勢，加上原油價格波動的影響，或會令整體經濟放緩。電子產品業務方面，本集團已投入更多資源於研究與開發、採購及物料控制，透過招募才幹出眾之富經驗員工，增強新產品之開發與設計，以及採購及物料運用之功能。無線及射頻產品仍為本集團開發之主要方向。董事會相信，本集團善用其行業專門知識及經驗連同競爭優勢，可豐富產品類別。憑藉新開發產品，本集團將於價格波動較少且競爭不甚激烈之目標市場取得更理想定位，並能於二零零六年可邁進新紀元。本集團亦將把握任何與行內根基鞏固之電子企業之業務合作商機。

於二零零六年，本集團預期歐洲市場對綫路板的需求將有所增加。在員工的積極工作及新投入的資本開支帶動下，本集團將可抓緊機遇，獲取更多高質素的銷售訂單。

在資源充足的情況下，本集團正積極尋找良好投資機會，但預期貸款融資業務於二零零六年將不會活躍。

集團交易

於二零零五年一月，Probest Holdings Inc.（「Probest」）與China Time Investment Holdings Limited（「China Time」）（其中包括）就出售恒光行1,437,396,440股已發行股份（佔恒光行約46.0%股本權益）訂立買賣協議，代價約43,100,000港元（「出售協議」）。Probest同時與Profitown Investment Corporation（「Profitown」）及恒光行訂立貸款重組協議（「貸款重組協議」），據此，Probest同意豁免恒光行應付承兑票據（將於貸款重組協議之條件達成時註銷）之利息、逾期利息及部分本金。完成時，Profitown向Probest發出新承兑票據，作為恒光行豁免Profitown應付債務之代價。此外，恒光行已向Probest簽訂擔保書，承諾倘Profitown欠繳新承兑票據項下之本金，則恒光行將向Probest支付所有利息及逾期利息。另外，Probest及本公司已向China Time簽發契據，據此，在若干情況下，倘恒光行撤銷上市地位，則Probest連同本公司（作為擔保人）將向China Time作出賠償保證。詳情請參閱本公司於二零零五年五月十日刊發之通函。

出售協議已於二零零五年六月三日完成。恒光行與Probest已就監管Profitown集團之管理而訂立股東協議，而Profitown已向Probest發出為數約112,300,000港元之新承兑票據。

於二零零六年三月八日，本公司公佈及建議以公開發售方式根據於記錄日每持有四股現有股份獲發五股發售股份之保證配額基準，按每股發售股份0.485港元之價格發行357,585,805股發售股份，以募集資金約173,400,000港元（未扣除有關費用前），股款須於接納時繳足。繳足發售股份之登記持有人每持有七股繳足發售股份將獲發五股紅股。為使本公司能配發及發行紅股（將僅發行予繳足發售股份之登記持有人），以促使公開發售建議之進行，董事會建議修訂本公司之公司細則，以容許以非按比例之基準向股東作出分派。董事會進一步建議於完成公開發售及紅股發行後進行股份合併，將每四股現有股份合併為一股合併股份。詳情請參閱本公司於二零零六年三月八日刊發之公佈。一份載有（其中包括）公開發售、紅股發行及股份合併詳情之通函，將盡快寄發予本公司股東。

流動資金及財務資源

於二零零五年十二月三十一日，本集團持有現金及銀行結存（包括定期存款）為396,800,000港元（二零零四年為：397,700,000港元），較於二零零四年十二月三十一日微跌900,000港元。另一方面，本集團可動用之銀行融資為15,300,000港元。相信本集團具備充足現金資源，可應付日常營運所需，以及日後發展之一切承擔。本集團於二零零五年十二月三十一日之資本負債比率（按總債務除以總資產計算）為14.5%，而於二零零四年十二月三十一日則為17.4%。

本集團所進行之大部份業務交易均以港元、美元及人民幣計算。於二零零五年十二月三十一日，本集團並無可使其面臨重大外匯風險之未平倉遠期外匯合約。

僱員及薪酬政策

於二零零五年十二月三十一日，本集團僱用約2,772名員工，其中有約2,689人駐於中國內地，約83人駐於香港。全體員工之薪酬均按業內慣例及根據現行勞工法例釐定。於香港，除基本薪金外，本集團亦提供員工福利，當中包括醫療保險，按表現派發花紅及強制性公積金。

企業管治

董事會致力於本集團內部提升企業管治標準，以提高披露重要資料之透明度。由二零零五年一月一日起，本公司已應用香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14下之企業管治常規守則(「企業管治守則」)之原則及遵守其規定，惟以下偏離除外。

企業管治守則第A.2.1條訂明主席及行政總裁職務應分開，及不應由同一人士擔任。

本公司並無委任行政總裁。鑑於董事會現有架構及本集團之營運，董事會相信，董事會現有架構將為本集團提供強勢領導，以迅速作出決策及制定有效策略，實符合本集團利益。此外，本集團業務之日常營運由本公司執行董事及管理層分擔。因此，董事會層面之職責有明確劃分，可確保權責平衡，故權力並非集中於任何一位人士。

企業管治守則第A.4.1條訂明，非執行董事之委任有特定任期(可予重選)，而企業管治守則第A.4.2條訂明，每位董事(包括有固定任期之董事)須至少每三年輪席告退一次。

年內，本公司兩位獨立非執行董事(即吳偉雄先生及張仲良先生)之委任並無固定任期；而獨立非執行董事吳弘理先生之委任任期為由二零零五年九月二十七日起計一年。

根據本公司細則，於本公司每屆股東週年大會上，三分之一董事將輪席退任。董事會認為已採取足夠措施，確保本公司企業管治常規之嚴謹程度不會低於企業管治守則第A.4.1條及第A.4.2條。

企業管治守則第B.1條訂明，應設立具有特定成文權責範圍的薪酬委員會，有關權責範圍應清楚說明委員會的權限及職責。薪酬委員會的大部份成員應為獨立非執行董事。

現時並無設立薪酬委員會。董事會對個別董事之貢獻作非正式評估。概無任何董事決定其本人薪酬，而彼等之薪酬於過去數年相對穩定。本公司將設立薪酬委員會，董事會將依照企業管治守則檢討及制定其權責範圍。

上市發行人之董事進行證券交易之標準守則

本公司已採納上市規則附錄十所載守則作為董事進行證券交易之標準守則(「標準守則」)。經對本公司全體董事作出具體查詢後，彼等確認，於年報涵蓋的會計期間內，已遵守標準守則所規定標準。

獨立非執行董事之獨立性確認書

本公司已接獲各獨立非執行董事根據上市規則第3.13條就有關彼等之獨立性發出之確認書。本公司認為全體獨立非執行董事均屬獨立。

購買、出售或贖回證券

本公司或其任何附屬公司年內概無購買、出售或贖回任何本公司股份或其他證券。

董事

於本公佈日期，董事會包括七名董事，當中包括四名執行董事，分別為：邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，以及三名獨立非執行董事，分別為：吳偉雄先生、張仲良先生及吳弘理先生。

審計委員會

本公司之審計委員會包括三名獨立非執行董事，並向董事會負責。審計委員會須定期與本集團之高級管理人員會面，以評估內部控制機制之有效性並審閱本集團之中期報告及年報。

股東週年大會

本公司二零零六年股東週年大會（「股東週年大會」）將於二零零六年五月三十日星期二上午十時三十分舉行。有關股東週年大會詳情，請參閱股東週年大會通告（將於適當時間寄發予股東）。

於聯交所網站公佈本集團之年報

上市規則附錄十六所載之第四十五（一）段至四十五（三）段規定之所有資訊將於適當時在聯交所網站公佈。

承董事會命
主席
邱德華

香港，二零零六年四月十三日

請同時參閱本公佈於經濟日報刊登的內容。

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 0760)

FURTHER DELAY IN DESPATCH OF CIRCULAR

Reference is made to the Announcements dated 8 March 2006 and 29 March 2006. As more time is required for updating the financial information required to be included in the Circular to take into account the 2005 Results, the despatch of the Circular will be further postponed. It is currently expected that the Circular will be despatched to the Shareholders by no later than 28 April 2006.

Reference is made to the announcement issued by Tomorrow International Holdings Limited dated 8 March 2006, among others, in relation to the Open Offer, the Bonus Issue and the Share Consolidation and the announcement in relation to the delay in despatch of the Circular dated 29 March 2006 (collectively called the "Announcements"). Terms used herein shall have the same meanings as those defined in the Announcements unless the context otherwise requires.

The Company has announced on 29 March 2006 that the despatch of the Circular will be postponed to 12 April 2006. As the Company shall announce its final results for the year ended 31 December 2005 (the "2005 Results") on 13 April 2006, the Company wishes to update the financial information required to be included in the Circular to take into account the 2005 Results. In addition, the independent financial adviser is now finalizing its letter for the inclusion in the Circular. As additional time is required to update the financial information required to be included in the Circular to take into account the 2005 Results and to finalize the letter from the independent financial adviser for the inclusion in the Circular, the despatch of the Circular will be further postponed. It is currently expected that the Circular will be despatched to the Shareholders by no later than 28 April 2006.

The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14A.49 of the Listing Rules by extending the despatch date of the Circular to no later than 28 April 2006. Due to the further delay in despatch of the Circular, the timetable set out in the Announcement is subject to changes. A further announcement will be made when the timetable for arrangements for the Open Offer, Bonus Issue and Share Consolidation can be ascertained.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 12 April 2006

As at the date of this announcement, the executive Directors are Yau Tak Wah, Paul, Louie Mei Po, Wong Shin Ling, Irene, Tam Wing King, the independent non-executive Directors are Ng Wai Hung, Cheung Chung Leung, Richard and Wu Wang Li.

Please also refer to the published version of this announcement in The Standard.

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：0760)

進一步延遲寄發通函

茲提述日期為二零零六年三月八日及二零零六年三月二十九日之該等公佈。由於需要更多時間更新須載入該通函之財務資料，以計及二零零五年業績，該通函將進一步延遲寄發。現時預計該通函將不遲於二零零六年四月二十八日寄發予股東。

茲提述明日國際集團有限公司就(其中包括)公開發售、紅股發行及股份合併所刊發日期為二零零六年三月八日之公佈，以及日期為二零零六年三月二十九日有關延遲寄發該通函之公佈(統稱「該等公佈」)。除非文義另有所指，本公佈所用詞語與該等公佈所界定者具相同涵義。

本公司已於二零零六年三月二十九日公佈該通函將延遲至二零零六年四月十二日寄發。由於本公司將於二零零六年四月十三日公佈其截至二零零五年十二月三十一日止年度之末期業績(「二零零五年業績」)，本公司擬更新須載入該通函之財務資料，以計及二零零五年業績。再者，獨立財務顧問正完成其函件以載入該通函。由於需要更多時間更新須載入該通函之財務資料，以計及二零零五年業績，及完成獨立財務顧問函件以載入該通函，該通函將進一步延遲寄發。現時預計該通函將不遲於二零零六年四月二十八日寄發予股東。

本公司已以延遲寄發該通函之日期至不遲於二零零六年四月二十八日，向聯交所申請豁免嚴格遵守上市規則第14A.49條。由於進一步延遲寄發該通函，該公佈列載之時間表須作變動。當公開發售、紅股發行及股份合併安排之時間表可被確定，將另行公佈。

承董事會命
邱德華
主席

香港，二零零六年四月十二日

於本公佈日期，執行董事為邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

請同時參閱本公佈於經濟日報刊登的內容。

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 0760)

DELAY IN DESPATCH OF CIRCULAR

Reference is made to the Announcement dated 8 March 2006. As more time is required for the preparation of the Circular, the despatch of the Circular will be postponed. It is currently expected that the Circular will be despatched to the Shareholders by no later than 12 April 2006.

Reference is made to the announcement issued by Tomorrow International Holdings Limited dated 8 March 2006 (the "Announcement"), among others, in relation to the Open Offer, the Bonus Issue and the Share Consolidation. Terms used herein shall have the same meanings as those defined in the Announcement unless the context otherwise requires.

Pursuant to Rule 14A.49 of the Listing Rules, the Company should send a circular ("Circular") containing further details of, among others, the Open Offer and the financial information of the Group and arrange for its publication within 21 days after the publication of the Announcement, being no later than 29 March 2006.

As more time is required for the finalization of the financial information of the Group, including its indebtedness statement and the statement containing a discussion and analysis of the Group's performance and the material factors underlying its results and financial position, for inclusion in the Circular, the despatch of the Circular will be postponed. It is currently expected that the Circular will be despatched to the Shareholders by no later than 12 April 2006.

The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14A.49 of the Listing Rules by extending the despatch date of the Circular to no later than 12 April 2006. Due to the delay in despatch of the Circular, the timetable set out in the Announcement is subject to changes. A further announcement will be made when the timetable for arrangements for the Open Offer, the Bonus Issue and the Share Consolidation can be ascertained.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 29 March 2006

As at the date of this announcement, the executive Directors are Yau Tak Wah, Paul, Louie Mei Po, Wong Shin Ling, Irene, Tam Wing Kin, the independent non-executive Directors are Ng Wai Hung, Cheung Chung Leung, Richard and Wu Wang Li.

Please also refer to the published version of this announcement in The Standard.

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：760)

延遲寄發通函

茲提述日期為二零零六年三月八日之該公佈。由於需要更多時間編製該通函，該通函將延遲寄發。現時預計該通函將不遲於二零零六年四月十二日寄發予股東。

茲提述明日國際集團有限公司於二零零六年三月八日刊發之公佈(「該公佈」)，(其中包括)有關公開發售、紅股發行及股份合併。除非文義另有所指，本公佈所用詞語與該公佈所界定者具相同涵義。

根據上市規則第14A.49條，本公司應寄發一份通函(「該通函」)，載有(其中包括)公開發售及本集團財務資料之其他詳情，並安排於刊發該公佈後二十一日內，即不遲於二零零六年三月二十九日刊發。

由於需要更多時間落實本集團之財務資料，包括其債務聲明，及載有討論及分析本集團表現，以及其業績及財務狀況相關之重要因素之聲明，以供收錄於該通函內，該通函將延遲寄發。現時預計該通函將不遲於二零零六年四月十二日寄發予股東。

本公司已以延遲寄發該通函之日期至不遲於二零零六年四月十二日，向聯交所申請，豁免嚴格遵守上市規則第14A.49條。由於該通函延遲寄發，該公佈列載之時間表須作變動。當公開發售、紅股發行及股份合併安排之時間表可被確定，將另行公佈。

承董事會命
邱德華
主席

香港，二零零六年三月二十九日

於本公佈日期，執行董事為邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

請同時參閱本公佈於經濟日報刊登的內容。

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 760)

(1) PROPOSED OPEN OFFER OF 357,585,805 NEW SHARES ON THE BASIS OF 5 OFFER SHARES FOR EVERY 4 EXISTING SHARES HELD ISSUED WITH 5 BONUS SHARES FOR EVERY 7 FULLY-PAID OFFER SHARES; (2) PROPOSED AMENDMENT TO THE BYE-LAWS OF THE COMPANY; (3) PROPOSED SHARE CONSOLIDATION; (4) CONNECTED TRANSACTION AND (5) RESUMPTION OF TRADING

Underwriter
Winspark Venture Limited

Independent Financial Adviser

Barits Securities (Hong Kong) Limited

PROPOSED OPEN OFFER AND BONUS ISSUE

The Company proposes to raise approximately HK$173.4 million, before expenses, by issuing 357,585,805 Offer Shares at a price of HK$0.485 per Offer Share by way of the Open Offer, on the basis of an assured entitlement of 5 Offer Shares for every 4 existing Shares held on the Record Date and payable in full on acceptance. The registered holders of fully-paid Offer Shares will be issued 5 Bonus Shares for every 7 fully-paid Offer Shares. Fractional entitlements will not be allotted but will be aggregated and sold for the benefit of the Company.

The Open Offer is only available to the Qualifying Shareholders. To qualify for the Open Offer, the Shareholders should be Qualifying Shareholders and any transfer of Shares should be lodged for registration with the Company's branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited at Shop 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by not later than 4:00 p.m. on 18 April 2006.

The Major Shareholder, at the date of this announcement, is interested in 175,803,363 Shares, representing approximately 61.45 % of the existing issued share capital of the Company. The Major Shareholder has irrevocably undertaken to the Company to accept or procure the acceptance of its full entitlement of 219,754,200 Offer Shares under the Open Offer. The balance of 137,831,605 Offer Shares has been fully underwritten by the Major Shareholder (for details, please see the section headed "Underwriting Arrangement" below).

The estimated net proceeds from the Open Offer, after deduction of expenses, are expected to amount to approximately HK$170 million and will be applied for future diversified investment opportunities when suitable projects are identified and for general working capital purpose.

PROPOSED AMENDMENT TO THE BYE-LAWS OF THE COMPANY

In order to facilitate the Open Offer by enabling the Company to allot and issue the Bonus Shares, which will only be issued to registered holders of the fully-paid Offer Shares, the Directors propose the Amendment of the Bye-laws to allow a distribution to Shareholders on a non pro-rata basis. Accordingly, a special resolution will be proposed at the SGM to approve the Amendment of the Bye-laws, the passing of which is one of the conditions of the Open Offer and the Bonus Issue.

SHARE CONSOLIDATION

The Board proposes the Share Consolidation, upon completion of the Open Offer and the Bonus Issue, involving a consolidation of every 4 Shares into one Consolidated Share. The Share Consolidation is conditional upon, amongst other things, the passing by the Shareholders of a resolution to approve the Share Consolidation at the SGM and the Open Offer and the Bonus Issue becoming unconditional and the Underwriting Agreement not being terminated by the Underwriter. Fractions of Consolidated Shares will be aggregated and, if possible, sold for the benefit of the Company.

WARNING OF THE RISK OF DEALING IN SHARES AND OFFER SHARES

The Open Offer will be subject to the satisfaction of all the conditions as described in the section headed "Conditions of the Open Offer under the Underwriting Agreement" and the Major Shareholder not terminating the Underwriting Agreement (please see the section headed "Termination of the Underwriting Agreement" below). In particular, the Open Offer will be conditional upon the approval of the Independent Shareholders at the SGM approving the Open Offer and the Bonus Issue and the approval of the Shareholders at the SGM approving the Amendment of the Bye-laws. Accordingly, the Open Offer may or may not proceed.

Shareholders should note that the Shares are expected to be dealt in on an ex-entitlements basis commencing from 13 April 2006 and that dealings in the Shares will take place while the conditions to which the Open Offer is subject remain unfulfilled. Any Shareholder or other person dealing in the Shares up to the date on which all conditions to which the Open Offer is subject are fulfilled (which is expected to be on 11 May 2006) will accordingly bear the risk that the Open Offer cannot become unconditional and may not proceed. Any Shareholder or other person contemplating selling or purchasing the Shares, who is in any doubt about his/her/its position, is recommended to consult his/her/its own professional advisers.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

GENERAL

In accordance with Rule 7.24 (5)(a) of the Listing Rules, the Open Offer and the Bonus Issue are conditional upon approval by the Independent Shareholders at the SGM by a resolution on which any controlling shareholders and their associates or, where there are no controlling shareholders, Directors (excluding independent non-executive Directors) and the chief executive of the Company and their respective associates shall abstain from voting in favour at the SGM. Furthermore, since the Underwriter is a connected person of the Company and no excess application for the Open Offer is available, the Open Offer does not fall within the exempt connected transaction under Rule 14A.31 of the Listing Rules. As the aggregate consideration under the Underwriting Agreement (being the aggregate of the maximum amount of the subscription price for the Underwritten Shares payable by the Major Shareholder and the maximum amount of the underwriting commission receivable by the Major Shareholder) is more than 25% of the applicable percentage ratios, the Underwriting Agreement will therefore be subject to approval by the Independent Shareholders under Rule 14A.17 of the Listing Rules. Accordingly, the Open Offer and the Bonus Issue are conditional on approval of the Underwriting Agreement by the Independent Shareholders. Being the controlling shareholder of the Company and the Underwriter, the Major Shareholder and its associates, will abstain from voting on the resolutions to approve the Open Offer, the Bonus Issue and the Underwriting Agreement at the SGM. As at the date of this announcement, the Major Shareholder holds approximately 61.45% of the existing issued share capital of the Company and its associates have no shareholding in the Company. An independent board committee of the Company comprising the independent non-executive Directors will be appointed to make recommendations to the Independent Shareholders in respect of voting on the resolutions to approve the Underwriting Agreement, the Open Offer and, since the Bonus Issue and the Open Offer are inter-conditional, the Bonus Issue at the SGM. Barits Securities (Hong Kong) Limited has been appointed as an independent financial adviser to make recommendations to the independent board committee of the Company and the Independent Shareholders in respect of the Underwriting Agreement, the Open Offer and the Bonus Issue.

A circular containing, among other things, details of the Open Offer, the Bonus Issue, the Underwriting Agreement, the Share Consolidation, the Amendment of the Bye-laws, odd lot trading arrangement, free exchange of share certificates, the recommendation of the independent financial adviser and the notice convening the SGM will be despatched to the Shareholders as soon as practicable.

RESUMPTION IN TRADING

At the request of the Company, trading in the Shares was suspended with effect from 9:30 a.m. on 28 February 2006 pending the publication of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 9 March 2006.

PROPOSED OPEN OFFER AND BONUS ISSUE

Issue statistics

Basis of the Open Offer	:	an assured entitlement of 5 Offer Shares for every 4 existing Shares held by the Qualifying Shareholders as at the close of business on the Record Date
Basis of the Bonus Issue	:	5 Bonus Shares for every 7 fully-paid Offer Shares
Subscription Price	:	HK$0.485 per Offer Share
Number of existing Shares in issue	:	286,068,644 Shares
Number of Offer Shares to be issued	:	357,585,805 Offer Shares
Number of Bonus Shares to be issued	:	not more than 255,418,430 Bonus Shares

The Offer Shares represent approximately 125% of the existing issued share capital of the Company and approximately 39.8% of the issued share capital of the Company as enlarged by the Offer Shares and the Bonus Shares. The Bonus Shares represent approximately 89.3% of the existing issued share capital of the Company and approximately 28.4% of the issued share capital of the Company as enlarged by the Offer Shares and the Bonus Shares.

The Company has no derivatives, options, warrants and conversion rights or other similar rights which are convertible or exchangeable into Shares as at the date of this announcement and has no intention to issue any new Share or any of the above securities before the Final Acceptance Date, which is expected to be 8 May 2006.

Qualifying Shareholders of the Open Offer

The Open Offer is only available to the Qualifying Shareholders. The Company will send (i) the Prospectus Documents to the Qualifying Shareholders and (ii) the Prospectus, for information only, to the Non-Qualifying Shareholders.

To qualify for the Open Offer, Shareholders must at the close of business on the Record Date:

(i) be registered as a member of the Company; and

(ii) not being Non-Qualifying Shareholders.

In order to be registered as members of the Company on the Record Date, Shareholders must lodge any transfer of Shares (together with the relevant share certificate(s)) with the Company's branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited at Shop 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by no later than 4:00 p.m. (Hong Kong time) on 18 April 2006.

The invitation to subscribe for the Offer Shares to be made to the Qualifying Shareholders will not be transferable. There will not be any trading in nil-paid entitlements on the Stock Exchange.

TERMS OF THE OPEN OFFER

Subscription price

The Subscription Price for the Offer Shares is HK$0.485 per Offer Share, payable in full on acceptance of the provisional allotment under the Open Offer. The Subscription Price was arrived at after arm's length negotiation between the Company and the Major Shareholder with reference to the prevailing market price of the Shares between the range of HK$0.56 (being the lowest average closing price per Share within the last three calendar months) to HK$0.70 (being the highest average closing price per Share within the last three calendar months) under the prevailing market conditions and recent open offer cases.

The Subscription Price of HK$0.485 represents:

(i) a discount of approximately 13.4% to the closing price of HK$0.56 per Share quoted on the Stock Exchange on 27 February 2006, being the last trading day before the suspension of trading in the Shares pending the publication of this announcement (the "Last Trading Date");

(ii) a premium of approximately 30.7% to the theoretical ex-entitlement price (after taking into consideration of the Bonus Issue) of HK$0.371 per Share based on the closing price per Share on the Last Trading Date;

(iii) a discount of approximately 20.1% to the 10-day average closing price of HK$0.607 per Share up to and including the Last Trading Date;

(iv) a discount of approximately 81.2% to the latest audited net asset value per Share of HK$2.58 as at 31 December 2004; and

(v) a discount of approximately 82.9% to the latest unaudited net asset value per Share of HK$2.83 as at 30 June 2005.

For those Shareholders who participate in the Open Offer, they would be entitled to approximately 1.25 Offer Shares and approximately 0.89 Bonus Shares for every Share they hold (without taking into account the Share Consolidation). Based on the total subscription monies under the Open Offer and taking into account the aggregate of the Offer Shares and the Bonus Issue, the theoretical subscription price of each Offer Share is approximately HK$0.283. The theoretical subscription price of HK$0.283 represents:

(i) a discount of approximately 49.5% to the closing price of HK$0.56 per Share quoted on the Stock Exchange on the Last Trading Date;

(ii) a discount of approximately 23.7% to the theoretical ex-entitlement price (after taking into consideration of the Bonus Issue) of HK$0.371 per Share based on the closing price per Share on the Last Trading Date;

(iii) a discount of approximately 53.4% to the 10-day average closing price of HK$0.607 per Share up to and including the Last Trading Date;

(iv) a discount of approximately 89.0% to the latest audited net asset value per Share of HK$2.58 as at 31 December 2004; and

(v) a discount of approximately 90.0% to the latest unaudited net asset value per Share of HK$2.83 as at 30 June 2005.

The Directors consider that the terms of the Open Offer (including the Subscription Price and the theoretical subscription price of each Offer Share) are fair and reasonable and to the interest of the Shareholders as a whole. Further details in relation to the basis of the Subscription Price will be disclosed in the circular to the Shareholders.

Status of the Offer Shares

When allotted, issued and fully paid, the Offer Shares will rank pari passu in all respects with the then existing issued Shares. Holders of the Offer Shares will be entitled to receive all future dividends and distributions which are declared, made or paid on or after the date of issue and allotment of the Offer Shares. Since the Share Consolidation will become effective on the business day immediately after the Open Offer and the Bonus Issue becoming unconditional, the Offer Shares will be subject to the Share Consolidation and the Company will only issue share certificates for the Offer Shares in the form of Consolidated Shares.

Fractions of Offer Shares

The Company will not allot to individual Shareholders fractions of the Offer Shares. Fractions of Offer Shares will be aggregated and sold for the benefit of the Company.

Certificates of the fully-paid Offer Shares

Subject to the fulfilment of the conditions of the Open Offer, certificates for all fully-paid Offer Shares in the form of Consolidated Shares are expected to be posted to those entitled thereto at their own risk on or before 15 May 2006.

Closure of register of members

The register of members of the Company is expected to be closed from 19 April 2006 to 21 April 2006, both dates inclusive. No transfer of Shares will be registered during this period.

Rights of the Non-Qualifying Shareholders

The Prospectus Documents will not be registered and/or filed under the applicable securities or equivalent legislation of any jurisdictions other than Hong Kong and Bermuda. The Board will make enquiries as to whether the issue of Offer Shares and Bonus Shares to Overseas Shareholders may contravene the applicable securities legislation of the relevant overseas places or the requirements of the relevant regulatory body or stock exchange pursuant to Rule 13.36(2)(a) of the Listing Rules. If, after making such enquiries, the Board is of the opinion that it would be necessary or expedient not to offer the Offer Shares and Bonus Shares to such Shareholders, the Open Offer and Bonus Issue will accordingly not be extended to the Non-Qualifying Shareholders. Further information in this regard will be included in the circular and the Prospectus.

Application for excess Offer Shares

Under the Open Offer, the Qualifying Shareholders are not entitled to apply for any Offer Shares which are in excess of their entitlements. The Directors do not consider it unusual that there is no entitlement for all Qualifying Shareholders to excess application. The Directors consider that the arrangement of application for excess Offer Shares will involve additional administrative work and costs for the Open Offer of approximately HK$300,000. The Major Shareholder, same as all other Qualifying Shareholders, is not entitled to any excess application. Nevertheless, Shareholders should note that, in the event that any Qualifying Shareholders give up its right to take up its provisional entitlement, the Major Shareholder is obliged to take up such Offer Shares as underwriter under the Underwriting Agreement (please refer to the section "Underwriting Arrangement" below) which will result in an increase of its shareholding in the Company. After taking into account the above reasons and the difficulty to procure a commercial underwriter in view of the low price range and the low liquidity of the Shares, the Directors consider that the current arrangement is fair and reasonable and to the interest of the Shareholders as a whole.

The independent financial adviser has been appointed to make recommendations to the Independent Shareholders, among other things, in respect of the Open Offer (including whether the current arrangement that the Qualifying Shareholders are not entitled to apply for any Offer Shares in excess of their entitlement is fair and reasonable and to the interest of the Shareholders as a whole).

Basis of the Bonus Issue

In order to recognise the contribution from the Shareholders who take up the Offer Shares and as an incentive to encourage the Shareholders to participate in the Open Offer, the Bonus Shares will be issued to the registered holders of the fully-paid Offer Shares on the basis of 5 Bonus Shares for every 7 fully-paid Offer Shares issued under the Open Offer.

Qualifying Shareholders of the Bonus Issue

As mentioned above, as the Bonus Shares will only be allotted to the registered holders of the Offer Shares, the Bonus Issue will not be extended to the Non-Qualifying Shareholders and only the Qualifying Shareholders will be qualified for the Bonus Issue.

Conditions of the Bonus Issue

The Bonus Issue is conditional on, inter alia, (i) the approval of the Independent Shareholders at the SGM for the Open Offer, the Bonus Issue and the Underwriting Agreement; (ii) the approval of the Shareholders at the SGM for the Amendment of the Bye-laws, details of which are set out in the section headed "Proposed amendment to the Bye-laws" below; (iii) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Bonus Shares; (iv) the Open Offer becoming unconditional (save as any condition requiring the Bonus Issue to become unconditional) and the Underwriting Agreement not being terminated by the Underwriter; and (v) the Amendment of the Bye-laws becoming effective.

The Open Offer and the Bonus Issue will be inter-conditional to each other and conditional on the Amendment of the Bye-laws becoming effective.

Status of the Bonus Shares

The Bonus Shares, when issued and allotted, will rank pari passu in all respects with the Shares in issue on the date of their issue and allotment. Since the Share Consolidation will become effective on the business day immediately after the Open Offer and the Bonus Issue becoming unconditional, the Bonus Shares will be subject to the Share Consolidation and the Company will only issue share certificates for the Bonus Shares in the form of Consolidated Shares.

Listings and dealings of the Offer Shares and Bonus Shares

The maximum number of Shares in issue immediately after the issue of the Offer Shares and the Bonus Shares (but before the Share Consolidation) will be 899,072,879 Shares, assuming no further issue of Shares between the date of this announcement and the issue of the Offer Shares and the Bonus Shares.

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Offer Shares and the Bonus Shares. Dealing in the Offer Shares and the Bonus Shares will be subject to the payment of stamp duty in Hong Kong.

Share certificates for the Offer Shares and Bonus Shares

Since the Share Consolidation will become effective on the business day immediately after the Open Offer and the Bonus Issue becoming unconditional, the Offer Shares and the Bonus Shares will be subject to the Share Consolidation and the Company will only issue share certificates for the Offer Shares and Bonus Shares in the form of Consolidated Shares.

UNDERWRITING ARRANGEMENT

Undertakings from the Major Shareholder

The Major Shareholder, at the date of this announcement, is interested in 175,803,363 existing Shares, representing approximately 61.45 % of the existing issued share capital of the Company. To demonstrate its continual financial support to the Group, the Major Shareholder has irrevocably undertaken to the Company during the period immediately after the Record Date and prior to the Final Acceptance Date not to dispose the 175,803,363 Shares and to accept or procure the acceptance of its full entitlement of 219,754,200 Offer Shares under the Open Offer and to underwrite the balance of any Offer Shares not taken up by the Qualifying Shareholders pursuant to the Underwriting Agreement as detailed below.

Underwriting Agreement

Date	:	8 March 2006
Underwriter	:	The Major Shareholder
Number of Offer Shares Underwritten by the Major Shareholder	:	137,831,605 Offer Shares

The Major Shareholder is an investment holding company which does not underwrite issues of securities in its normal course of business. The Company will pay to the Underwriter an underwriting commission calculated at 2.5% of the aggregate Subscription Price of the number of Offer Shares underwritten by the Underwriter in cash by not later than the date of despatch of the share certificates in respect of the Offer Shares and the Bonus Shares (in the form of Consolidated Shares). Such rate was determined by the Company and the Underwriter after arm's length negotiation with reference to the market rates at the range of 2% to 3%.

In view of the low price range and the low liquidity of the Shares, the Directors consider that it would be difficult to procure underwriting by a commercial underwriter on a fully underwritten basis. In the circumstances, the Major Shareholder has agreed to act as underwriter for the Open Offer. The Directors consider that it is not an uncommon feature for an open offer to be underwritten by the controlling shareholder. Furthermore, in view of the difficulty in procuring a commercial underwriter, the undertaking from the Major Shareholder to take up in full its provisional allotment and a possible increase in its shareholding interest in the Company by way of underwriting the Offer Shares, the Major Shareholder shows its willingness to make a stronger commitment to the future development of the Group which is beneficial to the Group as a whole. The Directors consider that the underwriting arrangement is on normal commercial terms and is fair and reasonable so far as the Shareholders are concerned.

Conditions of the Open Offer under the Underwriting Agreement

The Open Offer will be conditional upon, among other things, the following:

(i) the passing by the Shareholders (or if required by the Listing Rules, the Independent Shareholders) at the SGM of the requisite resolution(s) approving the Open Offer, Bonus Issue, the Underwriting Agreement and the Amendment of the Bye-laws;

(ii) the delivery to the Stock Exchange and registration with the Registrar of Companies in Hong Kong one copy of each of the Prospectus Documents duly signed by two Directors (or by their agents duly authorised in writing) as having been approved by resolution of the Directors (and all other documents required to be attached thereto) not later than the Posting Date and otherwise in compliance with the Listing Rules and the Companies Ordinance;

(iii) the filing of the Prospectus Documents with the Registrar of Companies in Bermuda in accordance with the Companies Act on or before the Posting Date;

(iv) the posting of the Prospectus Documents to Qualifying Shareholders on the Posting Date;

(v) the Listing Committee of the Stock Exchange granting or agreeing to grant (subject to allotment), and not having withdrawn or revoked the approval of the listing of, and permission to deal in, the Offer Shares, in their fully-paid form, and the Bonus Shares;

(vi) compliance with all legal and regulatory requirements in respect of the Open Offer and the Bonus Issue under the applicable laws and regulations of Hong Kong and Bermuda; and

(vii) the Bonus Issue becoming unconditional (save as any condition requiring the Open Offer to become unconditional).

None of the above conditions are waivable by the Company or the Underwriter.

In the event of the said conditions not being fulfilled by the Long Stop Date or if the Underwriting Agreement shall be terminated or rescinded in accordance with the terms of the Underwriting Agreement all obligations and liabilities of the parties to the Underwriting Agreement will forthwith cease and determine and no party will have any claim against the others (save for any antecedent breaches thereof).

Termination of the Underwriting Agreement

The Underwriter reserves the right to terminate the arrangements set out in the Underwriting Agreement by notice in writing given by it to the Company at any time prior to 4:00 p.m. on the third business day following the Final Acceptance Date, if in the absolute opinion of the Major Shareholder:

(a) the success of the Open Offer would be materially and adversely affected by:

(i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the absolute opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or is materially adverse in the context of the Open Offer; or

(ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic, currency or other nature (whether or not ejusdemgeneris with any of the foregoing), or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict; or affecting local securities market which may, in the absolute opinion of the Underwriter materially and adversely affects the business or the financial or trading position or prospects of the Group as a whole or materially and adversely prejudices the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer; or

(iii) any material adverse change in the financial position of the Group as a whole; or

(iv) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic or threatened epidemic, terrorism, strike or lock-out; or

(b) any material adverse change in market conditions (including without limitation, a change in fiscal or monetary policy, or foreign exchange or currency markets, suspension or restriction of trading in securities) occurs which in the reasonable opinion of the Underwriter is likely to materially and adversely affect the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer.

Upon the giving of the notice of termination, all obligations of the Major Shareholder under the Underwriting Agreement shall cease and determine and no party shall have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement.

WARNING OF THE RISK OF DEALING IN SHARES AND OFFER SHARES

The Open Offer will be subject to the satisfaction of all the conditions as described in the section headed "Conditions of the Open Offer under the Underwriting Agreement" and the Major Shareholder not terminating the Underwriting Agreement (please see the section headed "Termination of the Underwriting Agreement" below). In particular, the Open Offer will be conditional upon the approval of the Independent Shareholders at the SGM approving the Open Offer and the Bonus Issue and the approval of the Shareholders at the SGM approving the Amendment of the Bye-laws. Accordingly, the Open Offer may or may not proceed.

Shareholders should note that the Shares are expected to be dealt in on an ex-entitlements basis commencing from 13 April 2006 and that dealings in the Shares will take place while the conditions to which the Open Offer is subject remain unfulfilled. Any Shareholder or other person dealing in the Shares up to the date on which all conditions to which the Open Offer is subject are fulfilled (which is expected to be on 11 May 2006), will accordingly bear the risk that the Open Offer cannot become unconditional and may not proceed. Any Shareholder or other person contemplating selling or purchasing the Shares, who is in any doubt about his/her/its position, is recommended to consult his/her/its own professional advisers.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

EFFECTS ON THE SHAREHOLDING STRUCTURE

The following is the existing shareholding structure of the Company and the expected structure immediately after completion of the Open Offer, the Bonus Issue and the Share Consolidation:

Scenario I: Assuming all Offer Shares and Bonus Shares are taken up by Qualifying Shareholders

Name of shareholder	Existing Shareholding		Immediately after completion of the Open Offer and Bonus Issue		Immediately after completion of the Open Offer, Bonus Issue and the Share Consolidation	
	Number of Shares	*%* *(Approx)*	*Number of Shares*	*%* *(Approx)*	*Number of Shares*	*%* *(Approx)*
Major Shareholder	175,803,363	61.45	552,524,848	61.45	138,131,212	61.45
Interest of a Director	2,300,000	0.81	7,228,570	0.81	1,807,142	0.81
The public	107,965,281	37.74	339,319,461	37.74	84,829,865	37.74
Total	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

Scenario II: Assuming no Offer Shares and Bonus Shares are taken up by Qualifying Shareholders

Name of shareholder	Existing Shareholding		Immediately after completion of the Open Offer and Bonus Issue		Immediately after completion of the Open Offer, Bonus Issue and the Share Consolidation	
	Number of Shares	*% (Approx)*	*Number of Shares*	*% (Approx)*	*Number of Shares*	*% (Approx)*
Major Shareholder	175,803,363	61.45	788,807,598	87.74	197,201,899	87.74
Interest of a Director	2,300,000	0.81	2,300,000	0.26	575,000	0.26
The public	107,965,281	37.74	107,965,281	12.00	26,991,320	12.00
Total	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

RESTORATION OF PUBLIC FLOAT

As shown under the section headed "Effects on the shareholding structure" above, immediately upon completion of the Open Offer and the Bonus Issue assuming none of the Qualifying Shareholders (save for the Major Shareholder) takes up any Offer Share and all the Offer Shares are taken up by the Major Shareholder pursuant to the Underwriting Agreement, the public float will drop to 12%.

The Major Shareholder and the Directors undertake that they will put in place necessary measures to ensure minimum public float is maintained upon completion of the Open Offer and Bonus Issue. Such measures will include the Major Shareholder placing down part of the Offer Shares underwritten by it or disposing the Shares held by it to third parties independent of the Group and its connected persons (as defined under the Listing Rules) upon completion of the Open Offer and Bonus Issue.

The Stock Exchange has stated that it will closely monitor dealings in the shares of the Company on the Stock Exchange and if, upon completion of the Open Offer and the Bonus Issue, less than 25% of the Shares are held by the public or if the Stock Exchange believes that:

- a false market exists or may exist in the trading in the shares of the Company; or
- there are too few shares of the Company in public hands to maintain an orderly market;

then it will consider exercising its discretion to suspend trading in the shares of the Company until a sufficient public float is attained.

CAPITAL RAISING ACTIVITIES IN THE PAST 12 MONTHS

During the 12 months immediately before the date of this announcement, the Group did not have any capital raising activities.

REASONS FOR THE OPEN OFFER AND USE OF PROCEEDS

The principal activity of the Company is investment holding. The Group's principal activities consist of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing and the manufacture and sale of optical products.

The Company is actively seeking investment projects to diversify its business portfolio. In view of the robust economic growth and increasing commercial activities, the Directors would like to capture the opportunity and believe that making investment projects would bring about rewarding return to the Company and the Shareholders as a whole. The Company is now exploring but has not yet earmarked any suitable investment opportunities as at the date of this announcement.

The Directors have considered other financing alternatives such as debt financing. However, for the avoidance of bearing additional borrowing costs, the Directors consider that debt financing is not the most appropriate choice as long as the need for funding is not at a highly urgent stage. Instead, the Directors intend to raise fund through the equity capital market which may provide the Company with the financial flexibility for future development purpose. In this regard, the Directors have also considered from the perspective of shareholders' interest and are aware that fund raising by way of placing shall have a dilution effect on the shareholding of the existing shareholders of the Company. In view of the prevailing market conditions, the Directors consider that raising fund through the Open Offer could serve to enlarge the capital base and is therefore in the best interests of the Company and the Shareholders. The Directors also consider that the Open Offer may serve to facilitate the continual development and daily operation of the Group whilst allowing the Group to invest in any potential investment projects when such opportunities arise. Though the Shareholders will not have the opportunity to realize the value of nil-paid rights as in a rights issue, nevertheless, for the avoidance of unnecessary administrative burden and cost in relation to arranging the trading of nil-paid rights, the Directors consider that the Open Offer is a better option to raise funds through the equity capital market when compared with a rights issue.

The Company proposes to raise approximately HK$173.4 million, before expenses, by way of the Open Offer. The estimated net proceeds of the Open Offer, after deduction of expenses, are expected to amount to approximately HK$170 million and will be applied for future diversified investment opportunities when suitable projects are earmarked and for general working capital purpose. The Company intends to apply approximately HK$160 million for future investment projects and the balance of HK$10 million as working capital. The Company has reviewed various investment projects, such as properties investment in China, but no negotiation has been finalised yet. Such negotiations are in preliminary stage and may or may not be proceed. Shareholders and potential investors of the Company are therefore advised to exercise caution when dealing in the Shares. In the event that the Company cannot earmark any suitable investment upon completion of the Open Offer, the net proceeds from the Open Offer shall be deposited in bank temporarily as time deposit.

In view of current favourable economic development, the Directors consider the Open Offer a good opportunity to raise further capital to broaden the capital bases of the Company while improving the financial position of the Company without loading the Company any interest burden.

PROPOSED AMENDMENT TO THE BYE-LAWS

In order to facilitate the Open Offer by enabling the Company to allot and issue the Bonus Shares, which will only be issued to registered holders of the fully-paid Offer Shares, the Directors propose the Amendment of the Bye-laws to allow a distribution to the Shareholders on a non pro-rata basis. Accordingly, a special resolution will be proposed at the SGM to approve the Amendment of the Bye-laws, the passing of which is one of the conditions of the Open Offer and the Bonus Issue.

PROPOSED SHARE CONSOLIDATION

The Board proposes the Share Consolidation, upon completion of the Open Offer and the Bonus Issue, involving a consolidation of every 4 Shares into one Consolidated Share. No certificates for fractions of Consolidated Shares will be issued to any Shareholder. However, fractions of Consolidated Shares will be aggregated and, if possible, sold for the benefit of the Company. The board lot size for trading of the Shares on the Stock Exchange, which is currently 5,000 Shares, will become 5,000 Consolidated Shares after the Share Consolidation becoming effective.

Effects of the Share Consolidation

As at the date of this announcement, the authorised share capital of the Company amounted to HK$500,000,000 comprising 50,000,000,000 Shares, of which 286,068,644 Shares have been allotted and issued as fully-paid or credited as fully-paid. Upon the Share Consolidation taking effect, the authorised share capital of the Company will remain at HK$500,000,000 but will comprise 12,500,000,000 Consolidated Shares of which a maximum of 224,768,219 Consolidated Shares will be in issue. The Consolidated Shares will rank pari passu in all respects with each other.

Other than the expenses incurred by the Company in relation to the Share Consolidation, the implementation thereof will not alter the underlying assets, business operations, management or financial position of the Company or the interests or rights of the Shareholders, save that Shareholders will not have any entitlement to fractions of Consolidated Shares.

The following table sets out the effect on the share capital of the Company before and immediately after the Share Consolidation (without taking into account of the Open Offer and Bonus Issue):

	Before Share Consolidation	Immediately After Share Consolidation
Nominal value per share	HK$0.01	HK$0.04
Authorised share capital	HK$500,000,000	HK$500,000,000
Issued share capital	HK$2,860,686	HK$2,860,686
Number of issued shares	286,068,644	71,517,161
Number of unissued shares	49,713,931,356	12,428,482,839

Conditions of the Share Consolidation

The Share Consolidation is conditional on:

(i) the passing by the Shareholders of a resolution to approve the Share Consolidation at the SGM;

(ii) the Listing Committee of the Stock Exchange granting or agreeing to grant, the listing of, and permission to deal in, Consolidated Shares in issue (including those resulting from the Open Offer and the Bonus Issue) and any Consolidated Shares which may be issued pursuant to the exercise of options granted or to be granted under the Share Option Scheme; and

(iii) the Open Offer and the Bonus Issue becoming unconditional and the Underwriting Agreement not being terminated by the Underwriter.

Reasons for the Share Consolidation

In view of the relatively low price range of the Shares, the Board believes that the Share Consolidation will enhance the attractiveness of the Shares as long as the transaction costs can be reduced for dealing in the shares in the Company including charges with reference to the number of share certificates issued. The following sets out the highest, lowest and average daily turnover of the Shares during the six months ended 28 February 2006, and the percentage of average daily turnover as compared with the total number of Shares in issue prior to completion of the Open Offer, the Bonus Issue and the Share Consolidation.

Month	Highest daily turnover (*in number of Shares*)	Lowest daily turnover (*in number of Shares*)	Average daily turnover (*in number of Shares*)	Percentage of average daily turnover to total number of Shares in issue (*%*) (*Note 1*)
2005				
September	500,000	0	51,905	0.018
October	532,000	0	62,330	0.022
November	1,150,000	0	77,818	0.027
December	558,000	0	93,810	0.033
2006				
January	111,000	0	21,547	0.008
February	2,265,000	0	170,140	0.059

Source: Bloomberg

Note: Based on the 286,068,644 Shares in issue as at the date of this announcement.

Trading arrangement, issue and exchange of share certificates

In order to facilitate the trading of odd lots (if any) of the Consolidated Shares which will arise upon the Share Consolidation becoming effective, the Company will procure an agent to arrange for the sale and purchase of odd lots of Consolidated Shares on behalf of the Shareholders and potential investors.

Since the Share Consolidation will become effective on the business day immediately after the Open Offer and the Bonus Issue becoming unconditional, the Company will only issue share certificates for the Offer Shares and Bonus Shares in the form of Consolidated Shares. The Company will also make available arrangements to the Shareholders for the free exchange of existing share certificates for new share certificates for the Consolidated Shares upon the Share Consolidation becoming effective. Further details of the trading arrangement and free exchange of share certificates will be announced as soon as practicable by way of an announcement.

Application for listing and dealing

Application will be made to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Consolidated Shares in issue as a result of the Share Consolidation (including those resulting from the Open Offer and the Bonus Issue) and the Consolidated Shares which may fall to be issued upon the exercise of rights attaching to any option which may be granted under the Share Option Scheme. Dealings in the Consolidated Shares will be subject to stamp duty in Hong Kong.

EXPECTED TIMETABLE

The expected timetable for the Open Offer, the Bonus Issue and the Share Consolidation is set out below:

	2006
Despatch of the circular to Shareholders	Wednesday, 29 March
Last day of dealings in the Shares on a cum-entitlement basis	Wednesday, 12 April
First day of dealings in the Shares on an ex-entitlement basis	Thursday, 13 April
Latest time for lodging transfers of Shares in order to qualify for the Open Offer	at 4:00 p.m. on Tuesday, 18 April
Register of members closed (both dates inclusive)	Wednesday, 19 April to Friday, 21 April
Latest time for return of proxy form for SGM	at 11:00 a.m. on Wednesday, 19 April
Date of SGM	at 11:00 a.m. on Friday, 21 April
Record Date	Friday, 21 April
Despatch of the Prospectus Documents	Friday, 21 April
Register of members re-opens	Monday, 24 April
Latest time for acceptance of and payment for the Offer Shares	at 4:00 p.m. on Monday, 8 May
Open Offer expected to become unconditional	at 4:00 p.m. on Thursday, 11 May
Effective Date of Share Consolidation	Friday, 12 May
Announcement of results of acceptance of the Open Offer	Friday, 12 May
Existing counter for trading in Shares in board lots of 5,000 Shares temporarily closes	Friday, 12 May
Temporary counter for trading in Consolidated Shares in board lots of 1,250 Consolidated Shares (in the form of existing share certificates) opens	Friday, 12 May
Despatch of certificates for the Offer Shares and Bonus Shares in the form of Consolidated Shares on or before	Monday, 15 May
Dealing in Consolidated Shares commences	Wednesday, 17 May
First day of free exchange of new share certificates	Wednesday, 17 May

Existing counter for trading in Consolidated Shares in board lots of 5,000 Consolidated Shares (in the form of new share certificates) re-opens	Thursday, 1 June
Parallel trading of Consolidated Shares (in the form of existing and new share certificates) commences	Thursday, 1 June
First day of availability of odd lot facility	Thursday, 1 June
Temporary counter for trading in Consolidated Shares in board lots of 1,250 Consolidated Shares (in the form of existing share certificates) closes	Thursday, 22 June
Parallel trading of Consolidated Shares (in the forms existing and new share certificates) ends	Thursday, 22 June
Last day of availability of odd lot facility	Thursday, 22 June
Last day of free exchange of share certificates	Tuesday, 27 June

Dates stated in this announcement for events in the timetable are indicative only and may be extended or varied. Any changes to the anticipated timetable will be announced as appropriate.

GENERAL

In accordance with Rule 7.24 (5)(a) of the Listing Rules, the Open Offer and the Bonus Issue are conditional upon approval by the Independent Shareholders at the SGM by a resolution on which any controlling shareholders and their associates or, where there are no controlling shareholders, Directors (excluding independent non-executive Directors) and the chief executive of the Company and their respective associates shall abstain from voting in favour at the SGM. Furthermore, since the Underwriter is a connected person of the Company and no excess application for the Open Offer is available, the Open Offer does not fall within the exempt connected transaction under Rule 14A.31 of the Listing Rules. As the aggregate consideration under the Underwriting Agreement (being the aggregate of the maximum amount of the subscription price for the Underwritten Shares payable by the Major Shareholder and the maximum amount of the underwriting commission receivable by the Major Shareholder) is more than 25% of the applicable percentage ratios, the Underwriting Agreement will therefore be subject to approval by the Independent Shareholders under Rule 14A.17 of the Listing Rules. Accordingly, the Open Offer and the Bonus Issue are conditional on approval of the Underwriting Agreement by the Independent Shareholders. Being the controlling shareholder of the Company and the Underwriter, the Major Shareholder and its associates will abstain from voting on the resolution to approve the Open Offer, the Bonus Issue and the Underwriting Agreement at the SGM. As at the date of this announcement, the Major Shareholder holds approximately 61.45% of the existing issued share capital of the Company and its associates have no shareholding in the Company.

An independent board committee of the Company comprising the independent non-executive Directors will be appointed to make recommendations to the Independent Shareholders in respect of voting on the resolutions to approve the Underwriting Agreement, the Open Offer and, since the Bonus Issue and the Open Offer are inter-conditional, the Bonus Issue at the SGM. Barits Securities (Hong Kong) Limited has been appointed as an independent financial adviser to make recommendations to the independent board committee of the Company and the Independent Shareholders in respect of the Underwriting Agreement, the Open Offer and the Bonus Issue.

A circular containing, among other things, details of the Open Offer, the Bonus Issue, the Underwriting Agreement, the Share Consolidation, the Amendment of the Bye-laws, odd lot trading arrangement, free exchange of share certificates, the recommendation of the independent financial adviser and the notice convening the SGM will be despatched to the Shareholders as soon as practicable.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares was suspended with effect from 9:30 a.m. on 28 February 2006 pending the publication of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 9 March 2006.

DEFINITIONS

"Amendment of the Bye-laws"	the proposed amendment to bye-law 148 of the Bye-laws to allow distribution to Shareholders on a non pro-rata basis
"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Bonus Issue"	the proposed issue of the Bonus Shares on the basis of 5 Bonus Shares for every 7 fully-paid Offer Shares issued under the Open Offer
"Bonus Shares"	the new Shares to be issued to the subscribers of the Offer Shares, credited as fully-paid, pursuant to the Bonus Issue
"business day"	a day (other than a Saturday or a day on which a tropical cyclone warning signal no. 8 or above or a "black" rainstorm morning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 4:00 p.m.) on which banks in Hong Kong are generally open for business
"Bye-laws"	bye-laws of the Company
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange

"Companies Act"	the Companies Act 1981 of Bermuda
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Consolidated Share(s)"	new ordinary share(s) of HK$0.04 each in the capital of the Company upon the Share Consolidation becoming effective
"controlling shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Director(s)"	the director(s) of the Company
"Final Acceptance Date"	8 May 2006 or such other date as may be agreed between the Company and the Underwriter and described as the latest time for acceptance and payment in respect of provisional allotments under the Open Offer
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Shareholders"	Shareholders other than those who are required by the Listing Rules or the Stock Exchange to abstain from voting in respect of the resolutions to approve the Open Offer, the Bonus Issue and the Underwriting Agreement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	30 June 2006, or such other date as agreed between the Company and the Underwriter
"Major Shareholder"	Winspark Venture Limited, a company incorporated in the British Virgin Islands with limited liability, being the major shareholder of the Company interested in approximately 61.45 % of the existing issued share capital of the Company as at the date of this announcement
"Non-Qualifying Shareholders"	Overseas Shareholders who the Board, after making enquiries, consider it necessary or expedient to exclude from the Open Offer on account either of the legal restrictions under the laws of the relevant place or any requirement of the relevant regulatory body or stock exchange in that place
"Offer Shares"	the new Shares to be issued pursuant to the Open Offer
"Open Offer"	the proposed issue by way of Open Offer to Qualifying Shareholders of 357,585,805 Offer Shares at a price of HK$0.485 per Offer Share on the basis of 5 Offer Shares for every 4 existing Shares held by Qualifying Shareholders on the Record Date, subject to the terms and conditions set out in this announcement and the Prospectus Documents
"Overseas Letter"	a letter from the Company to the Non-Qualifying Shareholders explaining the circumstances in which they are not entitled to the Offer Shares
"Overseas Shareholders"	the Shareholders whose addresses on the register of members of the Company on the Record Date are outside Hong Kong
"Posting Date"	21 April 2006, being the date for the despatch of the Prospectus Documents to the Qualifying Shareholders and the Prospectuses (for information only) and the Overseas Letters to the Non-Qualifying Shareholders or such other date as may be agreed between the Company and the Major Shareholder
"Prospectus"	the prospectus to be issued by the Company in relation to the Open Offer
"Prospectus Documents"	the Prospectus and the provisional allotment letter
"Qualifying Shareholder(s)"	Shareholders(s) whose names appear on the register of members of the Company on the Record Date, other than the Non-Qualifying Shareholders
"Record Date"	21 April 2006, being the date for ascertaining entitlements to the Open Offer, as described in this announcement, or such other date as may be agreed between the Company and the Major Shareholder
"SGM"	the special general meeting of the Company to be convened for the purpose of approving, among other matter, the Open Offer, the Bonus Issue, and the Share Consolidation, the Amendment of the Bye-laws and the Underwriting Agreement
"Share(s)"	share(s) of HK$0.01 each in the share capital of the Company
"Share Consolidation"	the proposed consolidation of every 4 Shares of HK$0.01 each into one Consolidated Share of HK$0.04
"Share Option Scheme"	the share option scheme adopted by the Company on 29 May 2002
"Shareholder(s)"	holder(s) of the Share(s)

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	the subscription price of HK$0.485 per Offer Share
"Underwriter"	the Major Shareholder
"Underwriting Agreement"	the underwriting agreement entered into on 8 March 2006 between the Company and the Major Shareholder whereby the Major Shareholder has conditionally agreed to underwrite 137,831,605 Offer Shares
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board
Yau Tak Wah, Paul
Chairman

Hong Kong, 8 March 2006

As at the date of this announcement, the executive Directors are Mr. Yau Tak Wah, Paul, Mr. Louie Mei Po, Ms. Wong Shin Ling, Irene and Mr. Tam Wing Kin and the independent non-executive Directors are Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

Please also refer to the published version of this announcement in The Standard.

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：760)

(1) 建議公開發售357,585,805股新股份
基準為每持有四股現有股份獲發五股發售股份並附帶每七股繳足之發售股份獲發五股紅股；
(2) 建議修訂本公司公司細則；
(3) 建議股份合併；
(4) 關連交易
(5) 恢復買賣

包銷商

Winspark Venture Limited

獨立財務顧問

倍利證券(香港)有限公司

建議公開發售及紅股發行

本公司建議以公開發售方式根據於記錄日每持有四股現有股份獲發五股發售股份之保證配額基準，按每股發售股份0.485港元之價格發行357,585,805股發售股份，以募集資金約173,400,000港元(未扣除有關費用前)，股款須於接納時繳足。繳足發售股份之登記持有人每持有七股繳足發售股份將獲發五股紅股。零碎股份將不會予以配發，但將予彙集及出售，收益撥歸本公司所有。

公開發售僅向合資格股東提呈。為符合公開發售資格，股東須為合資格股東，而任何股份過戶文件必須於二零零六年四月十八日下午四時正前交回本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)。

於本公佈日期，主要股東擁有175,803,363股股份，佔本公司現有已發行股本約61.45%。主要股東已不可撤銷地向本公司承諾接納及促使接納其在公開發售項下之全部配額219,754,200股發售股份。其餘137,831,605股發售股份已獲主要股東悉數包銷(有關詳情請參見下文「包銷安排」一節)。

公開發售之估計所得款項淨額(扣除有關費用後)預計將約為170,000,000港元，將在物色到合適項目時用於未來之多元化投資機遇及用作一般營運資金用途。

建議修訂本公司之公司細則

為使本公司能配發及發行紅股(將僅發行予繳足發售股份之登記持有人)，以促使公開發售建議之進行，董事建議修訂公司細則，以容許董事以非按比例之基準向股東作出分派。因此，將於股東特別大會上提呈特別決議案，以批准修訂公司細則，而批准該項決議案為公開發售及紅股發行之條件之一。

股份合併

董事會建議於完成公開發售及紅股發行後進行股份合併，將每四股股份合併為一股合併股份。股份合併須待(其中包括)股東於股東特別大會上通過決議案批准股份合併，以及公開發售及紅股發行成為無條件，並且包銷商並無終止包銷協議，方可作實。不足一股之合併股份將予彙集及(如可能)出售，收益撥歸本公司所有。

買賣股份及發售股份之風險警告

公開發售須待「根據包銷協議進行公開發售之條件」一節所述之所有條件獲達成及主要股東並無終止包銷協議(請參見下文「包銷協議之終止」一節)，方可作實。特別是，公開發售須待獨立股東於股東特別大會上批准公開發售及紅股發行，以及股東於股東特別大會上批准修訂公司細則，方可作實。因此，公開發售不一定進行。

務請股東注意，股份預計將由二零零六年四月十三日開始以除權方式買賣，而於公開發售之條件仍未達成時，該等股份仍會繼續買賣。於截至達成公開發售之所有條件當日(預期為二零零六年五月十一日)前買賣該等股份之任何股東或其他人士，將須承擔公開發售未能成為無條件及可能不會進行之風險。任何股東或擬買賣股份之其他人士如對其狀況有任何疑問，應諮詢本身之專業顧問。

建議本公司股東及準投資者於買賣股份時務請審慎行事。

一般事項

根據上市規則第7.24(5)(a)條，公開發售及紅股發行須待獨立股東於股東特別大會上以決議案批准，並且任何控股股東及其聯繫人士，或如並無控股股東，則本公司董事（不包括獨立非執行董事）及主要行政人員及其各自之聯繫人士須於股東特別大會上就此投贊成票放棄投票權，方可進行。此外，由於包銷商為本公司之關連人士，且並不會提供額外公開發售之申請，根據上市規則第14A.31條，公開發售不屬於獲豁免關連交易之範疇。包銷協議之代價（即主要股東就包銷股份之認購價應付之總額，以及主要股東應收之包銷佣金最高總額）超過適用之百分比比率之25%，因此包銷協議須根據上市規則第14A.17條獲得獨立股東批准，方可作實。因此，公開發售及紅股發行須待獨立股東批准包銷協議後，方可進行。作為本公司之控股股東及包銷商，主要股東及其聯繫人士將於股東特別大會上就批准公開發售、紅股發行及包銷協議之決議案放棄投票。於本公佈刊發日期，主要股東持有本公司現有股本約61.45%，其聯繫人士並無持有本公司股權。由獨立非執行董事組成之本公司獨立董事委員會將獲委任，負責向獨立股東作出有關於股東特別大會上應如何就有關批准包銷協議、公開發售及（因紅股發行及公開發售互為條件）紅股發行之決議案進行投票之推薦意見。倍利證券（香港）有限公司已獲委任為獨立財務顧問，就包銷協議、公開發售及紅股發行向本公司獨立董事委員會及獨立股東作出推薦意見。

一份載有（其中包括）公開發售詳情、紅股發行、包銷協議、股份合併、修訂公司細則、碎股買賣安排、免費更換股票、獨立財務顧問之推薦意見以及股東特別大會通告之通函，將盡快寄發予股東。

恢復買賣

應本公司之要求，股份已由二零零六年二月二十八日上午九時三十分起暫停買賣，以待刊發本公佈。本公司已向聯交所申請由二零零六年三月九日上午九時三十分起恢復股份之買賣。

建議公開發售及紅股發行

發行之統計數字

公開發售之基準	：合資格股東於記錄日期營業結束時每持有四股現有股份可獲發五股發售股份之保證配額
紅股發行之基準	：每七股繳足之發售股份獲發五股紅股
認購價	：每股發售股份0.485港元
現有已發行股份數目	：286,068,644股股份
將予發行之發售股份數目	：357,585,805股發售股份
將予發行之紅股數目	：不超過255,418,430股紅股

發售股份相當於本公司現有已發行股本約125%及本公司經發售股份及紅股擴大後已發行股本約39.8%。紅股相當於本公司現有已發行股本約89.3%及相當於本公司經發售股份及紅股擴大後之已發行股本約28.4%。

於本公佈日期，本公司並無擁有任何衍生工具、購股權、認股權證及轉換權或可轉換或交換股份之其他類似權利，且無意於最後接納日期（預計為二零零六年五月八日）前發行任何新股或任何上述證券。

公開發售之合資格股東

公開發售僅向合資格股東提呈。本公司將(i)向合資格股東寄發章程文件及(ii)向非合資格股東寄發章程（僅供參考）。

為符合資格參與公開發售，股東須於記錄日期營業時間結束時：

(i) 在本公司之股東名冊登記；及

(ii) 並不是非合資格股東。

為於記錄日期登記成為本公司股東，股東必須於二零零六年四月十八日下午四時正（香港時間）前向本公司之香港股份過戶登記分處香港中央證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室）遞交任何股份過戶文件（連同有關股票）。

向合資格股東作出認購發售股份之邀請不得轉讓。未繳足股款之配額將不會在聯交所進行買賣。

公開發售之條款

認購價

發售股份之認購價為每股發售股份0.485港元，須於接納公開發售項下之暫定配額時全數繳付股款。認購價乃由本公司及主要股東經參考股份現行市價介乎0.56港元（即於最近三個曆月期間內每股股份之最低平均收市價）至0.70港元（即於最近三個曆月期間內每股股份之最高平均收市價），在現行市場狀況下及近期之公開發售個案，按公平磋商原則釐定。

0.485港元之認購價較：

(i) 股份於二零零六年二月二十七日（即股份暫停買賣以待刊發本公佈前之最後交易日（「最後交易日」））在聯交所所報收市價每股0.56港元折讓約13.4%；

(ii) 股份根據最後交易日之每股收市價計算之理論除權價（經考慮紅股發行後）每股約0.371港元，溢價約30.7%；

(iii) 股份於截至最後交易日（包括該日）止十個交易日之平均收市價每股約0.607港元，折讓約20.1%；

(iv) 股份於二零零四年十二月三十一日之最近期經審核每股資產淨值2.58港元，折讓約81.2%；及

(v) 股份於二零零五年六月三十日之最近期未經審核每股資產淨值2.83港元折讓約82.9%。

就參與公開發售之股東而言，彼等將有權就所持之每股股份獲發約1.25股發售股份及約0.89股紅股（未計股份合併）。根據公開發售之認購款項總額並計及發售股份和紅股之總數計算，每股發售股份之理論認購價約為0.283港元。0.283港元之理論認購價相當於：

(i) 股份於最後交易日在聯交所所報之收市價每股0.56港元，折讓約49.5%；

(ii) 根據股份於最後交易日之收市價計算每股之理論除權價（經計及紅股發行）0.371港元，折讓約23.7%；

(iii) 股份於截至最後交易日（包括該日）止之十日平均收市價每股0.607港元，折讓約53.4%；

(iv) 股份於二零零四年十二月三十一日之最近期經審核資產淨值每股2.58港元，折讓約89.0%；及

(v) 股份於二零零五年六月三十日之最近期未經審核資產淨值每股2.83港元，折讓約90.0%

董事認為，公開發售之條款（包括認購價及每股發售股份之理論認購價）屬公平合理，符合股東之整體利益。有關認購價基準之進一步詳情，將於致股東之通函內披露。

發售股份之地位

發售股份於配發、發行及繳足後，將在各方面與現有已發行股份享有同等權益。發售股份之持有人將可收取於發行及配發該等發售股份日期或之後所宣派、作出或支付之所有日後之股息及分派。由於股份合併將於緊隨公開發售及紅股發行成為無條件後之營業日生效，發售股份將受股份合併規限，且本公司將僅以合併股份之形式發出發售股份之股票。

發售股份之碎股

本公司將不會向個人股東配發發售股份之碎股。發售股份之碎股將予彙集及出售，收益撥歸本公司所有。

繳足發售股份之股票

待達成公開發售之條件後，預期所有繳足發售股份（以合併股份之形式）之股票將於二零零六年五月十五日或之前寄發予有權獲得該等股票之人士，郵誤風險由彼等承擔。

暫停辦理股份過戶登記

本公司預期將於二零零六年四月十九日至二零零六年四月二十一日(包括首尾兩日)暫停辦理股份過戶登記。此段期間不會進行股份之過戶登記。

非合資格股東之權利

章程文件將不會根據香港及百慕達以外任何司法權區適用之證券法或等同規定進行註冊及／或存檔。董事會將會查詢，根據上市規則第13.36(2)(a)條，向海外股東發行發售股份及紅股是否可能與有關海外地區之適用證券法例或有關監管機構或證券交易所之規定有所牴觸。倘董事會於作出該等查詢後，認為不向該等股東提呈發售股份及紅股乃屬必須或權宜之做法，則公開發售及紅股發行將因此不會向該等非合資格股東提呈。有關此方面之進一步資料將載於通函及章程內。

申請額外發售股份

根據公開發售，合資格股東不可申請其配額以外之任何發售股份。董事不認為此舉屬不尋常之做法，因為並無配額可供全部合資格股東提出額外申請。董事認為申請額外發售股份之安排將涉及有關公開發售之額外行政工作及成本約300,000港元。主要股東與所有其他合資格股東一樣，無權作出任何額外申請。雖然如此，股東須注意：倘任何合資格股東放棄認購其暫定配額之權利，主要股東有責任根據包銷協議以包銷商身份認購該等發售股份(請參閱下文「包銷安排」一節)，這將導致其於本公司之股權有所增加。經考慮上述原因，以及鑑於股份之價格和流通量處於低水平以致難以物色商業包銷商，董事認為，現有之安排公平合理，並符合股東之整體利益。

獨立財務顧問已獲委任，就(其中包括)公開發售向獨立股東提供意見(包括現行合資格股東無權申請其配額以外之任何發售股份之安排，對股東而言是否公平合理及是否符合股東之整體利益)。

紅股發行之基準

為認許認購發售股份之股東所作出之貢獻及作為鼓勵股東參與公開發售之獎勵，繳足發售股份之登記持有人將按每七股根據公開發售發行之繳足發售股份獲發五股紅股之基準獲發紅股。

紅股發行之合資格股東

如上文所述，由於紅股將僅配發予發售股份之登記持有人，因此，紅股發行將不會向非合資格股東提呈，且只有合資格股東方有資格獲提呈紅股發行。

紅股發行之條件

紅股發行須待(其中包括)(i)獨立股東於股東特別大會上批准公開發售、紅股發行及包銷協議；(ii)股東於股東特別大會上批准修訂公司細則(其詳情載於下文「建議修訂公司細則」一節)；(iii)聯交所上市委員會批准紅股上市及買賣；(iv)公開發售成為無條件(規定紅股發行成為無條件之任何條件除外)及包銷商並未終止包銷協議；及(v)修訂公司細則生效，方可作實。

公開發售及紅股發行將互為條件，且須待修訂公司細則生效，方可作實。

紅股之地位

紅股於發行及配發後，將在各方面與發行及配發該等紅股日期之已發行股份享有同等權益。由於股份合併將於緊隨公開發售及紅股發行成為無條件後之營業日生效，紅股將須受股份合併規限，且本公司將僅以合併股份之形式發出紅股之股票。

發售股份及紅股之上市及買賣

假設本公佈日期至發行發售股份及紅股期間並無進一步發行股份，緊隨發行發售股份及紅股後(但於股份合併前)之最高已發行股份數目將為899,072,879股股份。

本公司將向聯交所上市委員會申請發售股份及紅股上市及買賣。買賣發售股份及紅股將須繳納香港印花稅。

發售股份及紅股之股票

由於股份合併將於緊隨公開發售及紅股發行成為無條件後之營業日生效，發售股份及紅股將受股份合併之規限，且本公司將僅以合併股份之形式發出發售股份及紅股之股票。

包銷安排

主要股東之承諾

於本公佈日期，主要股東擁有175,803,363股現有股份，相當於本公司現有已發行股本約61.45%。主要股東已不可撤銷地向本公司承諾，於緊隨記錄日期後至最後接納日期前期間不會出售該等175,803,363股股份，並接納或促使接納其在公開發售項下之全部配額219,754,200股發售股份，以證明其對本集團持續提供財務支持，並根據下文所述之包銷協議包銷未獲合資格股東認購之其餘任何發售股份。

包銷協議

日期	：	二零零六年三月八日
包銷商	：	主要股東
由主要股東包銷之發售股份數目	：	137,831,605股發售股份

主要股東為一間投資控股公司，在日常業務過程中並不涉及包銷證券發行。本公司將向包銷商支付按包銷商所包銷之發售股份數目之認購價總額2.5%之包銷佣金，並將不遲於就發售股份及紅股(以合併股份形式)寄發股票前以現金支付。該等費率乃本公司與包銷商經按公平原則磋商及參考介乎2%至3%之市場費率釐定。

鑑於股份處於低價格範圍及低流通水平，董事認為難以物色商業包銷商按全數包銷基準促成包銷。在此情況下，主要股東同意擔任公開發售之包銷商。董事認為，由控股股東包銷公開發售之情況並不罕見。此外，鑑於難以物色一名商業包銷商，主要股東作出全數認購其暫定配額承諾及透過包銷發售股份可能令其於本公司之股權增加，反映主要股東願意對本集團日後之發展作出更大財務承擔，此舉對本集團整體而言有利。董事認為，包銷協議是按正常商業條款訂立，對股東而言屬公平合理。

根據包銷協議進行公開發售之條件

公開發售須待達成(其中包括)以下條件，方可作實：

(i) 股東於股東特別大會上通過(或如上市規則有所規定，由獨立股東通過)批准公開發售、紅股發行、包銷協議及修訂公司細則之所需決議案；

(ii) 由兩名董事(或彼等書面正式授權之代理)正式簽署並經董事以決議案批准之每份章程文件(以及須夾附之所有其他文件)於寄發日期前及按符合上市規則及公司條例之規定呈交聯交所及向香港公司註冊處處理登記；

(iii) 於寄發日期或之前根據公司法將章程文件向百慕達公司註冊處處長存檔；

(iv) 於寄發日期向合資格股東寄發章程文件；

(v) 聯交所上市委員會批准或同意批准(待配發後)發售股份(以其繳足之形式)及紅股上市及買賣，且並無撤回或撤銷該等批准；

(vi) 就公開發售及紅股發行遵守適用之香港及百慕達法律及規例下之所有法律及監管規定；及

(vii) 紅股發行成為無條件(惟不包括規定公開發售須成為無條件之任何條件)。

本公司或包銷商概無權豁免以上任何條件。

倘上述條件未能於最後截止日期獲達成，或如包銷協議根據包銷協議之條款被終止或撤銷，包銷協議訂約各方之一切責任及義務即不再生效及終止，概無任何一方將有任何權利對其他方提出索償(惟事先對該協議之違反則除外)。

包銷協議之終止

包銷商保留權利，如按主要股東之絕對意見認為發生以下事項，可透過於最後接納日期後第三個營業日下午四時正前任何時間，向本公司發出書面通知，終止包銷協議所載之安排：

(a) 公開發售之成功將因以下事項而重大及不利影響：

(i) 頒行任何新法律或法規或現有法律或法規(或其法律詮釋)出現任何修訂，或發生任何性質之其他事件，據包銷商絕對意見認為整體而言會重大及不利影響本集團之業務或財務或交易狀況或前景，或對公開發售之進行構成重大不利影響；或

(ii) 本地、國家或國際之政治、軍事、金融、經濟、貨幣或其他性質之範疇發生任何事件或變動(不論是否構成於本公佈日期前及／或之後發生或持續之一連串事件或變動)(不論是否與上述者任何之性質相類)，或屬於任何本地、國家或國際爆發敵對狀況或武裝衝突或該等狀況或衝突升級；或影響本地證券市場之事件，而據包銷商之絕對意見認為，可能會重大及不利影響本集團整體之業務或財務或交易狀況或前景，及對公開發售之成功造成損害，或使進行公開發售變得不權宜或不適宜；或

(iii) 本集團整體而言之財務狀況有任何重大不利變動；或

(iv) 任何天災、戰爭、暴動、公眾騷動、民眾動亂、火災、水災、爆炸、疫症或存在威脅之疫症、恐怖活動、罷工或停市；或

(b) 市場狀況發生任何重大不利變動(包括但不限於金融或貨幣政策之變動、或外匯或貨幣市場之變動、證券之買賣被暫停或受到限制)，而包銷商合理認為很可能重大及不利影響公開發售之成功或使進行公開發售變得不權宜或不適宜。

於發出終止通知後，主要股東根據包銷協議之所有責任將停止及終止，且訂約各方概無權就包銷協議或因包銷協議而產生之任何事宜或事情向任何其他方提出索償。

買賣股份及發售股份之風險警告

公開發售建議須待「根據包銷協議進行公開發售之條件」一節所述之所有條件獲達成及主要股東並無終止包銷協議(請參見下文「包銷協議之終止」一節)，方可作實。特別是，公開發售須待獨立股東於股東特別大會上批准公開發售及紅股發行，以及股東於股東特別大會上批准修訂公司細則，方可作實。因此，公開發售不一定進行。

務請股東注意，股份預計將由二零零六年四月十三日開始以除權方式買賣，而於公開發售之條件仍未達成時，該等股份仍會繼續買賣。於截至達成公開發售之所有條件當日(預期為二零零六年五月十一日)前買賣該等股份之任何股東或其他人士，將須承擔公開發售未能成為無條件及可能不會進行之風險。任何股東或擬買賣股份之其他人士如對其狀況有任何疑問，應諮詢本身之專業顧問。

建議本公司股東及準投資者於買賣股份時務請審慎行事。

對股權架構之影響

以下為本公司現有股權架構及預期緊隨公開發售、紅股發行及股份合併完成後之股權架構。

情況一：假設所有發售股份及紅股獲合資格股東認購

股東名稱	現有股權		緊隨公開發售及紅股發行完成後		緊隨公開發售、紅股發行及股份合併完成後	
	股份數目	*%(約數)*	*股份數目*	*%(約數)*	*股份數目*	*%(約數)*
主要股東	175,803,363	61.45	552,524,848	61.45	138,131,212	61.45
董事之權益	2,300,000	0.81	7,228,570	0.81	1,807,142	0.81
公眾人士	107,965,281	37.74	339,319,461	37.74	84,829,865	37.74
總計	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

情況二：假設發售股份及紅股全部不獲合資格股東認購

股東名稱	現有股權		緊隨公開發售及紅股發行完成後		緊隨公開發售、紅股發行及股份合併完成後	
	股份數目	*%(約數)*	*股份數目*	*%(約數)*	*股份數目*	*%(約數)*
主要股東	175,803,363	61.45	788,807,598	87.74	197,201,899	87.74
董事之權益	2,300,000	0.81	2,300,000	0.26	575,000	0.26
公眾人士	107,965,281	37.74	107,965,281	12.00	26,991,320	12.00
總計	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

恢復公眾持股量

誠如上文「對股權架構之影響」一節所列載，於緊隨公開發售及紅股發行完成後，假設並無合資格股東(除主要股東外)認購任何發售股份以及所有發售股份由主要股東根據包銷協議認購，則公眾持股量將降至12%。

主要股東及董事承諾，彼等將採取適當措施以確保於公開發售及紅股發行完成後最低公眾持股量得以維持。該等措施將包括於完成公開發售及紅股發行後，主要股東配售減持部分由其包銷之發售股份或向獨立於本集團及其關連人士(定義見上市規則)之第三方出售其持有之股份。

聯交所已表明將密切監察本公司股份於聯交所之買賣，並且如果於公開發售及紅股發行完成後由公眾持有之股份低於25%或倘聯交所相信：

– 本公司股份買賣出現或可能出現虛假市場；或

– 公眾持有本公司之股份數量太少，不足以維持有秩序之市場；

則聯交所將考慮行使其酌情權暫停本公司股份之買賣，直至達致足夠公眾持股量為止。

過去十二個月之集資活動

於緊接本公佈日期十二個月內，本集團概無進行任何集資活動。

進行公開發售之理由及所得款項用途

本公司之主要業務為投資控股。本集團之主要業務包括設計、開發、製造及銷售電子產品、製造及銷售印刷線路板、買賣及分銷電子元件及部件、買賣上市股本投資、提供貸款融資及製造和銷售眼鏡產品。

本公司正積極尋求投資項目以使業務結構多元化。鑒於經濟增長強勁、商業活動不斷增加，董事欲把握機會並相信進行投資項目將為本公司及股東整體帶來有利回報。截至本公佈日期，本公司正發掘但尚未落實任何合適投資機會。

董事已考慮其他替代融資方法，例如債務融資。然而，為避免負擔額外借貸成本，董事認為，只要融資之需求並非十分緊急，債務融資並非最合適之選擇。相反，董事擬透過可就未來發展為本公司在財務上提供靈活性之股本市場集資。就此而言，董事亦已從股東利益之角度出發考慮，並發現透過配售融資將對本公司現有股東之股權產生攤薄影響。鑒於現有市場條件，董事認為透過公開發售進行融資將可擴大資本基礎，因此符合本公司及股東之最佳利益。董事亦考慮到，公開發售可促進本集團之持續發展及日常營運，同時於機會來臨時讓本集團可投資於任何潛在投資項目。儘管股東將無機會如於供股下將未繳股款配額之價值變現，但是，為避免有關安排買賣未繳股款配額之不必要行政負擔及成本，董事認為，透過股本市場公開發售以募集資金與供股比較而言乃更好選擇。

本公司擬透過公開發售集資約173,400,000港元（扣除開支前）。公開發售之預計所得款項淨額（於扣除開支後）預計約170,000,000港元，將用於日後有合適項目時多元化發展之投資機會以及一般營運資金。本公司擬使用約160,000,000港元用於未來投資項目；而餘額約10,000,000港元用作營運資金。本公司已審閱多個投資項目，例如投資於中國之房地產，但仍未就任何磋商達成協議。該等磋商只屬初步階段，故不一定會進行。本公司之股東及準投資者於買賣股份時務須審慎。於公開發售完成後，倘本公司未能開拓任何合適投資，則公開發售之所得款項淨額將存於銀行暫作定期存款。

鑒於現時有利之經濟發展，董事認為，公開發售乃進一步融資以擴展本公司之資本基礎之良機，亦可改良本公司之財務狀況，而不會給本公司帶來任何利息負擔。

建議修改本公司之公司細則

為使本公司可配發及發行紅股（紅股將只向繳足之發售股份之登記持有人發行），從而促進公開發售之進行，董事擬修訂公司細則，以使可按非比例基準向股東分配。因此，將於股東特別大會上建議提呈特別決議案，以批准修訂公司細則，而通過該項決議案乃公開發售及紅股發行之條件之一。

建議股份合併

於公開發售及紅股發行完成後，董事會建議進行股份合併，將每四股股份合併為一股合併股份。將不會向股東發行合併股份之碎股之股票。然而，合併股份之碎股將會合併及（如有可能）出售，利益歸本公司所有。在聯交所買賣股份之每手買賣單位（現時為5,000股股份），於股份合併生效後將成為5,000股合併股份。

股份合併之影響

截至本公佈日期，本公司之法定股本為500,000,000港元，包括50,000,000,000股股份（其中286,068,644股股份已配發及以繳足或入賬列作繳足之方式發行）。於股份合併生效後，本公司之法定股本將保持在500,000,000港元，但將由12,500,000,000股合併股份（其中最多224,768,219股合併股份將為已發行）組成。合併股份在各方面將彼此享有同等權益。

除本公司就股份合併產生之開支外，實行股份合併將不改變本公司之相關資產、業務營運、管理層或財務狀況或股東之權益或權利，惟股東將不會獲發任何合併股份之碎股配額。

下表載列於股份合併之前及緊接股份合併之後對本公司股本之影響（不計及公開發售及紅股發行）：

	股份合併前	緊接股份合併後
每股面值	0.01港元	0.04港元
法定股本	500,000,000港元	500,000,000港元
已發行股本	2,860,686港元	2,860,686港元
已發行股份數目	286,068,644	71,517,161
未發行股份數目	49,713,931,356	12,428,482,839

股份合併之條件

股份合併取決於：

(i) 股東於股東特別大會上通過決議案，批准股份合併；

(ii) 聯交所上市委員會授出或同意授出已發行合併股份（包括因公開發售及紅股發行而產生者），以及根據於購股權計劃下行使已授出或將被授出之購股權而發行之任何合併股份上市及買賣；及

(iii) 公開發售及紅股發行為無條件及包銷協議未被包銷商終止。

進行股份合併之原因

鑒於股份之價格處於相對低之水平，董事會相信，只要買賣本公司股份之交易成本，包括按所發行之股票數目計算之收費有所下降，股份合併將提高股份之吸引力。下列載列於截至二零零六年二月二十八日止六個月期間股份之最高、最低及平均每日成交量，以及平均每日成交量相當於公開發售、紅股發行及股份合併完成前已發行股份總數之百分比。

月份	最高每日成交量 *（股份數目）*	最低每日成交量 *（股份數目）*	平均每日成交量 *（股份數目）*	平均每日成交量相對於已發行股份總數百分比 *(%)* *（附註1）*
二零零五年				
九月	500,000	0	51,905	0.018
十月	532,000	0	62,330	0.022
十一月	1,150,000	0	77,818	0.027
十二月	558,000	0	93,810	0.033
二零零六年				
一月	111,000	0	21,547	0.008
二月	2,265,000	0	170,140	0.059

來源：彭博資訊
*附註：*根據於截至本公佈日期，已發行股份為286,068,644股計算。

買賣安排、發行及交易股票

為促進於股份合併生效後合併股份之碎股買賣（如有），本公司將物色一名代理代表股東及潛在投資者安排買賣合併股份之碎股。

由於股份合併將於公開發售及紅股發行成為無條件後之營業日生效效，本公司將只以合併股份之形式就發售股份及紅股發行股票。於股份合併生效後，本公司亦將就現有股票免費換取合併股份之新股票為股東作出安排。買賣安排及免費換領股票之進一步詳情將透過公佈方式盡快公佈。

申請上市及買賣

本公司將向聯交所上市委員會申請，批准因進行股份合併而產生之已發行合併股份（包括因公開發售及紅股發行而產生者）及根據購股權計劃可能授出之任何購股權附帶之權利獲行使後發行之合併股份上市及買賣。合併股份之買賣須付香港印花稅。

預期時間表

公開發售、紅股發行及股份合併之預期時間表載列如下：

	二零零六年
寄發通函予股東	三月二十九日(星期三)
以連權基準買賣股份之最後期限	四月十二日(星期三)
以除權基準買賣股份之第一天	四月十三日(星期四)
為符合參與公開發售遞交股份過戶文件之最後時間	四月十八日(星期二)下午四時
暫停辦理過戶登記(包括首尾兩天)	四月十九日(星期三)至 四月二十一日(星期五)
交回股東特別大會之代表委任表格之最後時限	四月十九日(星期三)上午十一時
股東特別大會日期	四月二十一日(星期五)上午十一時
記錄日期	四月二十一日(星期五)
寄發章程文件	四月二十一日(星期五)
恢復辦理股份過戶登記	四月二十四日(星期一)
接納發售股份及繳付有關款項之最後期限	五月八日(星期一)下午四時
公開發售預期成為無條件	五月十一日(星期四)下午四時
股份合併之生效日期	五月十二日(星期五)
公佈接納公開發售之結果	五月十二日(星期五)
以每手買賣單位5,000股股份買賣股份之現有櫃位暫停服務	五月十二日(星期五)
以每手買賣單位1,250股合併股份(以現有股票形式)買賣合併股份之臨時櫃位開放	五月十二日(星期五)
寄發發售股份及紅股之股票(以合併股份之形式)	五月十五日(星期一)或之前
合併股份開始買賣	五月十七日(星期三)
免費換領新股票之首日	五月十七日(星期三)
重新開放以每手5,000股合併股份(以新股票形式)為買賣單位之合併股份現有櫃位	六月一日(星期四)
合併股份(以現有股票及新股票形式)並行買賣開始	六月一日(星期四)
提供碎股買賣安排首日	六月一日(星期四)
關閉以每手1,250股合併股份(以現有股票形式)為買賣單位之合併股份臨時櫃位	六月二十二日(星期四)
合併股份(以現有股票及新股票形式)並行買賣結束	六月二十二日(星期四)
提供碎股買賣安排最後日期	六月二十二日(星期四)
免費換領股票之最後日期	六月二十七日(星期二)

本公佈內所表明時間表內事件之日期僅為說明目的，可能延期或變化。預期時間表之任何變動將適時公佈。

一般事項

根據上市規則第7.24(5)(a)條，公開發售及紅股發行須待獨立股東於股東特別大會上以決議案批准，並且任何控股股東及其聯繫人士，或如並無控股股東，則本公司董事(不包括獨立非執行董事)及主要行政人員及其各自之聯繫人士須於股東特別大會上就此投贊成票放棄投票權，方可進行。此外，由於包銷商為本公司之關連人士，且並不會提供額外公開發售之申請，根據上市規則第14A.31條，公開發售不屬於獲豁免關連交易之範疇。包銷協議之代價(即主要股東就包銷股份之認購價應付之總額，以及主要股東應收之包銷佣金最高總額)超過適用之百分比比率之25%，因此包銷協議須根據上市規則第14A.17條獲得獨立股東批准，方可作實。因此，公開發售及紅股發行須待獨立股東批准包銷協議後，方可進行。作為本公司之控股股東及包銷商，主要股東及其聯繫人士將於股東特別大會上就批准公開發售、紅股發行及包銷協議之決議案放棄投票。於本公佈刊發日期，主要股東持有本公司現有股本約61.45%，其聯繫人士並無持有本公司股權。

由獨立非執行董事組成之本公司獨立董事委員會將獲委任，負責向獨立股東作出有關於股東特別大會上應如何就有關批准包銷協議、公開發售及(因紅股發行及公開發售互為條件)紅股發行之決議案進行投票之推薦意見。倍利證券(香港)有限公司已獲委任為獨立財務顧問，就包銷協議、公開發售及紅股發行向本公司獨立董事委員會及獨立股東作出推薦意見。

一份載有(其中包括)公開發售詳情、紅股發行、包銷協議、股份合併、修訂公司細則、碎股買賣安排、免費更換股票、獨立財務顧問之推薦意見以及股東特別大會通告之通函，將盡快寄發予股東。

恢復買賣

應本公司之要求，股份已由二零零六年二月二十八日上午九時三十分起暫停買賣，以待刊發本公佈。本公司已向聯交所申請由二零零六年三月九日上午九時三十分起恢復股份之買賣。

釋義

「修訂公司細則」	指	建議對公司細則第148條作出修訂，以容許按非比例基準向股東作出分派
「聯繫人士」	指	具有上市規則賦予之涵義
「董事會」	指	董事會
「紅股發行」	指	建議按根據公開發售發行之每七股繳足之發售股份獲發五股紅股之基準發行紅股
「紅股」	指	將根據公開發售向發售股份之認購人發行入賬列為繳足之新股份
「營業日」	指	香港之銀行一般開放辦公之日子(星期六或香港由上午九時至下午四時任何時間懸掛八號或以上熱帶氣旋警告或「黑色」暴雨訊號之日子除外)
「公司細則」	指	本公司之公司細則
「本公司」	指	明日國際集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市
「公司法」	指	一九八一年百慕達公司法
「公司條例」	指	香港法例第32章公司條例

「合併股份」	指	於股份合併生效後本公司股本中每股面值0.04港元之新普通股
「控股股東」	指	具有上市規則所賦予之涵義
「董事」	指	本公司之董事
「最後接納日期」	指	二零零六年五月八日，或本公司與包銷商可能協定之該其他日期並為就根據公開發售接納及支付暫定配額之有關款項之最後時間
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「獨立股東」	指	除上市規則或聯交所規定須就批准公開發售、紅股發行及包銷協議而放棄投票之股東以外之股東
「上市規則」	指	聯交所證券上市規則
「最後截止日期」	指	二零零六年六月三十日，或本公司與包銷商可能協定之該等其他日期
「主要股東」	指	Winspark Venture Limited，一間於英屬處女群島註冊成立之有限公司，為本公司之主要股東，於本公司截至本公佈刊發日期之現有已發行股本中擁有約61.45%權益
「非合資格股東」	指	董事於作出查詢後，考慮到有關地方之法律下之法律限制或該地方之有關監管機構或證券交易所之有關規定，認為將之排除於公開發售為必要或權宜之該等海外股東
「發售股份」	指	根據公開發售將予發行之新股份
「公開發售」	指	建議透過公開發售按每股發售股份0.485港元及按合資格股東於記錄日期每持有四股現有股份獲發五股發售股份之基準向合資格股東發行357,585,805股發售股份，並在及受本公佈及章程文件所載之條款及條件下進行
「海外函件」	指	本公司向非合資格股東發出之函件，解釋彼等不符合獲得發售股份配額之情況
「海外股東」	指	於記錄日期登記於本公司股東名冊之地址為香港以外地方之股東
「寄發日期」	指	二零零六年四月二十一日，即向合資格股東寄發章程文件，以及向非合資格股東寄發章程(僅供其參考)及海外函件之日期，或本公司與主要股東可能協定之該其他日期
「章程」	指	本公司將就公開發售發行之章程
「章程文件」	指	章程及暫定配額通知書
「合資格股東」	指	於記錄日期名列本公司股東名冊之股東，不包括非合資格股東
「記錄日期」	指	二零零六年四月二十一日，即如本公佈所述確定公開發售配額之日期，或本公司與主要股東可能協定之該其他日期
「股東特別大會」	指	本公司將召開以批准(其中包括)公開發售、紅股發行、股份合併、修訂公司細則及包銷協議之股東特別大會
「股份」	指	本公司股本中每股面值0.01港元之股份
「股份合併」	指	建議將每四股每股面值0.01港元之股份合併一股面值0.04港元之合併股份
「購股權計劃」	指	本公司於二零零二年五月二十九日採納之購股權計劃
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	每股發售股份之認購價0.485港元
「包銷商」	指	主要股東
「包銷協議」	指	本公司與主要股東於二零零六年三月八日訂立之包銷協議，據此主要股東已有條件地同意包銷137,831,605股發售股份
「港元」	指	香港法定貨幣港元
「%」	指	百分比

承董事會命
邱德華
主席

香港，二零零六年三月八日

於本公佈日期，執行董事為邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

請同時參閱本公佈於經濟日報刊登的內容。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or professional adviser.

If you have sold or transferred all your shares in Tomorrow International Holdings Limited (the "Company"), you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 760)

PROPOSALS INVOLVING

GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES RE-ELECTION OF DIRECTORS AND AMENDMENT OF BYE-LAWS

A notice convening an annual meeting of the Company to be held at Unit 903-906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 30th May 2006 at 10:30 a.m. (the "Annual General Meeting") is set out on pages 15 to 25 of this circular. If you do not propose to attend the Annual General Meeting, you are requested to complete and return the form of proxy enclosed in this circular in accordance with the instructions printed thereon to the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, at Shop 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof. Completion of the form of proxy shall not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting should you so wish.

26th April, 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Unit 903-906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 30th May, 2006 at 10:30 a.m.
"Board"	the board of Directors of the Company
"Bonus Issue"	the proposed issue of a maximum of 255,418,430 bonus shares on the basis of 5 bonus shares for every 7 fully-paid offer shares issued under the Open Offer
"business day"	a day (excluding Saturday) on which banks are generally open for business in Hong Kong
"Bye-laws"	the bye-laws of the Company
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Companies Act"	the Companies Act 1981 of Bermuda
"Companies Ordinance"	Companies Ordinance Chapter 32 of the Laws of Hong Kong
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	24th April, 2006, being the latest practicable date prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Open Offer"	the proposed issue of 357,585,805 offer shares at a price of HK$0.485 per offer share on the basis of 5 offer shares for every 4 existing Shares, details of which are set out in the announcement of the Company dated 8th March 2006

"Repurchase Mandate"	a general mandate to the Directors to exercise the powers of the Company to repurchase shares of the Company during the period as set out in the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.4(B) of the notice of the Annual General Meeting
"SFO"	Securities and Futures Ordinance Chapter 571 of the Laws of Hong Kong
"SGM"	the special general meeting of the Company to be convened for the purpose of approving, among other things, the Open Offer and the Bonus Issue
"Share(s)"	share(s) of HK$0.01 each in the existing share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Share Issue Mandate"	a general mandate to the Directors to exercise the power of the Company to allot and issue shares during the period as set out in ordinary resolution no.4(A) referred to in the notice of the Annual General Meeting
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeover Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 760)

Executive Directors:
Mr. Yau Tak Wah, Paul *(Chairman)*
Ms. Louie Mei Po
Ms. Wong Shin Ling, Irene
Mr. Tam Wing Kin

Independent Non-executive Directors:
Mr. Ng Wai Hung
Mr. Cheung Chung Leung, Richard
Mr. Wu Wang Li

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principle Place of Business:
27th Floor,
Henley Building,
5 Queen's Road Central,
Hong Kong

26th April, 2006

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES RE-ELECTION OF DIRECTORS AND AMENDMENT OF BYE-LAWS

INTRODUCTION

At the Annual General Meeting, resolutions will be proposed to grant to the Directors general mandates to issue and allot shares and repurchase shares of the Company, to re-elect the Directors who are due to retire at the Annual General Meeting and to amend the Bye-laws.

The purpose of this circular is to provide you with information regarding the abovementioned proposals.

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 30th May 2005, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting. The Directors propose to seek your approval of the Repurchase Resolution

to be proposed at the Annual General Meeting. An explanatory statement as required under Rule 10.06 of the Listing Rules to provide the requisite information of the Repurchase Mandate is set out in the appendix to this circular.

The Directors wish to state that they have no present intention of exercising the Repurchase Mandate to repurchase shares.

As at the Latest Practicable Date, the issued share capital of the Company comprised 286,068,644 fully paid up Shares. Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase up to a maximum of 28,606,864 Shares (being 10% of the Shares in issue), or a maximum of 89,907,287 Shares in the event the Open Offer and the Bonus Issue are completed (being 10% of the Shares in issue as enlarged by the Open Offer and the Bonus Issue).

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, two ordinary resolutions will be proposed respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution or in the event the Open Offer and the Bonus Issue are completed not exceeding 20% of the issued share capital of the Company as enlarged by the Open Offer and the Bonus Issue and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution or in the event the Open Offer and the Bonus Issue are completed up to 10% of the issued share capital of the Company as enlarged by the Open Offer and the Bonus Issue.

Subject to the passing of the proposed ordinary resolutions as referred in resolutions no.4(B) and no.4(C) of the notice of the Annual General Meeting and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting and no Shares are repurchased under the Repurchase Mandate, the Company would be allowed to issue and allot up to a maximum of 57,213,728 Shares which is 20% of the issued share capital of the Company as at the Latest Practicable Date, or a maximum of 179,814,575 Shares in the event the Open Offer and the Bonus Issue are completed which is 20% of the issued share capital of the Company as enlarged by the Open Offer and the Bonus Issue.

The Directors wish to state that they have no present intention of exercising the Share Issue Mandate to issue and allot Shares.

RE-ELECTION OF DIRECTORS

As at the Latest Practicable Date, the Board comprised of four executive directors, namely Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene and Mr. Tam Wing Kin and three independent non-executive directors, namely, Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Ling.

Pursuant to the Bye-laws, Ms. Louie Mei Po and Mr. Ng Wai Hung shall retire from office at the Annual General Meeting and being eligible, they offer themselves for re-election at the Annual General Meeting. To comply with Appendix 14 of the Listing Rules, in which every director should retire once every three years, Mr. Tam Wing Kin will also retire at the Annual General Meeting and being eligible, he offers himself for re-election at the Annual General Meeting.

Details of the Directors who are proposed to be re-elected at the Annual General Meeting are as follows:

Ms. LOUIE Mei Po – Director, aged 38, is responsible for business investment and development of the Group. Ms. Louie holds a master's degree in Business Administration and a bachelor's degree in Social Science from the Chinese University of Hong Kong. She has over ten years' experience in business investment and development. She joined the Group in February 2000. She is also a director in other members of the Group. Ms. Louie was an executive director of Swank International Manufacturing Company Limited, a company listed on the Stock Exchange and resigned on 5th July 2005. Save as disclosed herein, Ms. Louie had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

Mr. NG Wai Hung – Director, aged 42, is a practicing solicitor and a partner in Iu, Lai & Li, a Hong Kong firm of solicitors and notaries. Mr. Ng has extensive experience in the area of securities law, corporate law and commercial law in Hong Kong and has been involved in initial public offerings of securities in Hong Kong as well as corporate restructuring, mergers and acquisitions and takeovers of listed companies. He frequently advises multinational and Hong Kong corporations on private equity investments, joint ventures as well as regulatory compliance. He joined the Group in March 2000. Mr. Ng is also the independent non-executive director of KTP Holdings Limited and Sanyuan Group Limited. He was also the independent non-executive director of Regal Hotels International Holdings Limited, Paul Y. Engineering Group Limited (formerly known as Skynet (International Group) Holdings Limited) and Pacific Century Premium Developments Limited (formerly known as Dong Fang Gas Holdings Limited). Save as disclosed herein, Mr. Ng had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

Mr. TAM Wing Kin – Director, aged 40, is responsible for finance of the Group. He is a member of The Chartered Institute of Management Accountants, The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants. He is also a Certified Public Accountant (Practising). He has over 15 years of experience in accounting field. He joined the Group in February 2000. Mr. Tam was an executive director of Swank International Manufacturing Company Limited, a company listed on the Stock Exchange and resigned on 5th July 2005. Save as disclosed herein, Mr. Tam had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Ms Louie, Mr. Ng and Mr. Tam did not have any interest in the share capital of the Company within the meaning of Part XV of the SFO and they do not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and each of Ms. Louie, Mr. Ng and Mr. Tam. They are not appointed for a specific term since their appointment is subject to retirement by rotation and re-election in accordance with the Bye-laws. For the year ended 31st December 2005, Ms. Louie received a salary of HK$1,430,000, a discretionary bonus of HK$150,000 and an employers' contribution of pension scheme of HK$68,000, totalling HK$1,648,000; Mr. Tam received a salary of HK$819,000, a discretionary bonus of HK$13,000 and an employers' contribution of pension scheme of HK$42,000, totalling HK$874,000 and Mr. Ng received a director's fee of HK$180,000. Emoluments of Ms. Louie, Mr. Tam and Mr. Ng are determined by the Board with reference to the remuneration benchmark of the industry and the prevailing market conditions.

There is no information which is discloseable nor is/was any of Ms. Louie, Mr. Ng or Mr. Tam involved in any matters required to be disclosed pursuant to any of the requirements of the provision under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there are no other matters that need to be brought to the attention of the Shareholders in relation to the re-election of Directors.

AMENDMENT OF BYE-LAWS

To reflect the new Code on Corporate Governance Practices (the **"Code"**) as set out in Appendix 14 to the Listing Rules and the new requirements of Appendix 3 of the Listing Rules and the Companies Act, a special resolution will be proposed at the Annual General Meeting to approve certain amendments to the Bye-laws:

(a) Bye-law 2(e)

By adding the following immediately after the words "in a visible, legible and non-transitory form" in Bye-law 2(e) of the Bye-laws of the Company:

", and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations";

(b) Bye-law 2(j)

By deleting the full stop "." at the end of Bye-law 2(j) and substituting therefor a semi-colon ";";

(c) Bye-law 2(k)

By adding the following as new Bye-law 2(k) immediately after Bye-law 2(j) of the Bye-laws of the Company:

"(k) references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not."

(d) Bye-law 44

By adding the words "or by any means in such manner as may be accepted by the Designated Stock Exchange" immediately after the words "in accordance with the requirements of any Designated Stock Exchange" in the second sentence of Bye-law 44 of the Bye-laws of the Company;

(e) Bye-law 51

By adding the words "or by any means in such manner as may be accepted by the Designated Stock Exchange" immediately after the words "in accordance with the requirements of any Designated Stock Exchange" in the first sentence of Bye-law 51 of the Bye-laws of the Company;

(f) Bye-law 66

By deleting the existing Bye-law 66 in its entirety and substituting therefor a new Bye-law 66 as follows:

"66. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye-laws, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless voting by way of a poll is required by the rules of the Designated Stock Exchange or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right; or

(e) if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member."

(g) Bye-law 68

By deleting the second sentence of existing Bye-law 68 and substituting therefor the following:

"The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange."

(h) Bye-law 84

By deleting the existing Bye-law 84(2) in its entirety and substituting therefore a new Bye-law 84(2) as follows:

"Where a Member is a clearing house (or its nominee(s) and, in each case, being a corporation), it may authorize such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorization shall specify the number and class of shares in respect of which each such representative is so authorized. Each person so authorized under the provisions of this Bye-law shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominees(s)) in respect of the number and class of shares specified in the relevant authorization including the right to vote individually on a show of hands."

(i) Bye-law 86(1)

By adding the words "at the annual general meeting" immediately after the words "at the statutory meeting of Members and thereafter" and adding the words "or at any special general meeting" immediately after the words "in accordance with Bye-law 87" both in Bye-law 86(1);

(j) Bye-law 86(2)

By deleting the existing Bye-law 86(2) in its entirety and substituting therefor a new Bye-law 86(2) as follows:

"The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or, subject to authorisation by the Members in general meeting, as an addition to the existing Board but so that the number of Directors so appointed shall not exceed any maximum number determined from time to time by the Members in general meeting. Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company (in the case of a Director appointed to fill a causal vacancy) or until the next following annual general meeting of the Company (in the case of a Director appointed as an addition to the existing Board), and shall then be eligible for re-election at that meeting."

(k) Bye-law 86(4)

By deleting the word "special" in the second line in Bye-law 86(4) and substituting therefor the word "ordinary";

(l) Bye-law 87(1)

By deleting the existing Bye-law 87(1) in its entirety and substituting therefor a new Bye-law 87(1) as follows:

"Notwithstanding any other provisions in these Bye-laws, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation so that each Director shall be subject to retirement at least once every three years."

(m) Bye-law 136

By renumbering the existing Bye-law 136 as Bye-law 136(1) and adding the following as new Bye-law 136(2) immediately thereafter:

"(2) Notwithstanding any provision contained in these Bye-laws, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this

Bye-law and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.";

(n) Bye-law 153

(i) By adding the words "and Bye-law 153A" immediately after the words "Subject to Section 88 of the Act" in Bye-laws 153;

(ii) By adding the following as new Bye-laws 153A and 153B immediately after Bye-law 153;

"153A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon.

153B. The requirement to send to a person referred to in Bye-law 153 the documents referred to in that provision or a summary financial report in accordance with Bye-law 153A shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153 and, if applicable, a summary financial report complying with Bye-law 153A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.

(o) Bye-law 154(2)

By deleting the words "fourteen (14)" in Bye-law 154(2) and substituting therefor the words "twenty (21)";

(p) Bye-law 157

By deleting the words "as soon as practicable convene a special general meeting to" before, and inserting the words "and fix the remuneration of the Auditor so appointed" immediately after, the words "fill the vacancy" in existing Bye-law 157.

(q) Bye-law 160

By deleting the existing Bye-law 160 in its entirety and substituting therefor the following:

"160. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and (where appropriate) any such document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the Member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

(r) Bye-law 161

By deleting the existing Bye-law 161 in its entirety and substituting therefor a new Bye-law 161 as follows:

"161. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or the website of the Designated Stock Exchange is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Bye-laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations."

(s) Bye-law 163

By adding the words "or electronic" immediately after the words "or facsimile" in Bye-law 163.

Details of the proposed amendments to the Bye-laws are set out in special resolution no. 5 of the notice of the Annual General Meeting.

PROCEDURE FOR DEMANDING A POLL

Pursuant to the Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(i) by the chairman of such meeting; or

(ii) by at least three members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by a member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(iv) by a member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorized representative shall be deemed to be the same as a demand by a member.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the Repurchase Mandate and the Share Issue Mandate, to approve re-election of the Directors who are due to retire at the Annual General Meeting and a special resolution to amend the Bye-laws, is set out in this Circular will be despatched to the Shareholders on 26th April, 2006.

A form of proxy for use at the Annual General Meeting is enclosed in this Circular. If you do not propose to attend the Annual General Meeting, you are requested to complete the said form of proxy in accordance with the instructions printed thereon and return it to the

Company's branch share registrar, Computershare Hong Kong Investor Services Limited, Shop 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the Annual General Meeting. Completion and return of the form of proxy will not prevent you from attending and voting at the Annual General Meeting or any adjourned meeting thereof (as the case may be) should you wish to do so.

RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate and the Share Issue Mandate, the re-election of the Directors who are due to retire at the Annual General Meeting and amendment of Bye-laws are in the interests of the Company and the Shareholders as a whole and accordingly recommend Shareholders to vote in favour of all the resolutions as set out in the notice of the Annual General Meeting.

Yours faithfully,
By order of the Board of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 760)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Tomorrow International Holdings Limited will be held at Unit 903-906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong on 30th May 2006 at 10:30 a.m. for the purpose of transacting the following business:

ORDINARY RESOLUTIONS

1. To receive and adopt the audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended 31st December 2005.

2. (A) To re-elect Ms. Louie Mei Po as Directors;

   (B) To re-elect Mr. Ng Wai Hung as Directors;

   (C) To re-elect Mr. Tam Wing Kin as Directors; and

   (D) To authorise the Board to fix their remuneration.

3. To re-appoint Messrs. CCIF CPA Ltd. as the Auditors of the Company and to authorise the Directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

   (A) "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options, including warrants to subscribe for shares, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options, including warrants to subscribe for shares, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) pursuant to a Rights Issue (as hereinafter defined); or (ii) any issue of shares of the Company on the exercise of the subscription rights attaching to any warrants which may be issued by the Company from time to time; or (iii) on the exercise of any options granted under the share option schemes of the Company; or (iv) an issue of shares in lieu of the whole or part of a dividend on shares in accordance with the Bye-laws of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution, or in the event (a) the proposed issue of 357,585,805 offer shares at a price of HK$0.485 per offer share on the basis of 5 offer shares for every 4 existing Shares held (**"Open Offer"**) and (b) the proposed issue of a maximum of 255,418,430 bonus shares on the basis of 5 bonus shares for every 7 fully-paid offer shares issued under the Open Offer (**"Bonus Issue"**) as amended by the Company in its announcement dated 8 March 2006 are completed, 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as enlarged by the Open Offer and the Bonus Issue, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Bye-laws of the Company to be held; and

(iii) the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this resolution.

"Rights Issue" means an offer of shares of the Company (the "Shares") open for a period fixed by the Directors of the Company to holders of Shares whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or

obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(B) "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (for the purpose of this resolution, "Relevant Period" shall have the same meaning as assigned to it under resolution number 4A, as set out in the notice convening this Meeting) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose under the Code on Share Repurchases, subject to and in accordance with all applicable laws and/ or the requirements of the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of securities authorised to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution or in the event (a) the Open Offer (as defined in paragraph 4A of the notice convening this meeting) and (b) the Bonus Issue (as defined in paragraph 4A of the notice convening this meeting) this meeting) are completed, 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as enlarged by the Open Offer and the Bonus Issue, and the said approval shall be limited accordingly.

(C) "**THAT** conditional on the passing of the resolutions set out in paragraphs 4A and 4B of the notice convening this meeting, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to the resolution set out in paragraph 4A of the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to the resolution set out in paragraph 4B of the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution, or in the event (a) the Open Offer (as defined in paragraph 4A of the notice convening this

meeting) and (b) the Bonus Issue (as defined in paragraph 4A of the notice convening this meeting) are completed, 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as enlarged by the Open Offer and the Bonus Issue."

SPECIAL RESOLUTION

5. As special business, to consider and, if thought fit, pass with or without amendments the following resolution as a Special Resolution:

"**THAT** the existing Bye-laws of the Company be and are hereby amended in the following manner:

(a) Bye-law 2(e)

By adding the following immediately after the words "in a visible, legible and non-transitory form" in Bye-law 2(e) of the Bye-laws of the Company:

", and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations";

(b) Bye-law 2(j)

By deleting the full stop "." at the end of Bye-law 2(j) and substituting therefor a semi-colon ";";

(c) Bye-law 2(k)

By adding the following as new Bye-law 2(k) immediately after Bye-law 2(j) of the Bye-laws of the Company:

"(k) references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not."

(d) Bye-law 44

By adding the words "or by any means in such manner as may be accepted by the Designated Stock Exchange" immediately after the words "in accordance with the requirements of any Designated Stock Exchange" in the second sentence of Bye-law 44 of the Bye-laws of the Company;

(e) Bye-law 51

By adding the words "or by any means in such manner as may be accepted by the Designated Stock Exchange" immediately after the words "in accordance with the requirements of any Designated Stock Exchange" in the first sentence of Bye-law 51 of the Bye-laws of the Company;

(f) Bye-law 66

By deleting the existing Bye-law 66 in its entirety and substituting therefor a new Bye-law 66 as follows:

"66. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye-laws, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless voting by way of a poll is required by the rules of the Designated Stock Exchange or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right; or

(e) if required by the rules of the Designated Stock Exchange, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member."

(g) Bye-law 68

By deleting the second sentence of existing Bye-law 68 and substituting therefor the following:

"The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange."

(h) Bye-law 84

By deleting the existing Bye-law 84(2) in its entirety and substituting therefore a new Bye-law 84(2) as follows:

"Where a Member is a clearing house (or its nominee(s) and, in each case, being a corporation), it may authorize such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorization shall specify the number and class of shares in respect of which each such representative is so authorized. Each person so authorized under the provisions of this Bye-law shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominees(s)) in respect of the number and class of shares specified in the relevant authorization including the right to vote individually on a show of hands."

(i) Bye-law 86(1)

By adding the words "at the annual general meeting" immediately after the words "at the statutory meeting of Members and thereafter" and adding the words "or at any special general meeting" immediately after the words "in accordance with Bye-law 87" both in Bye-law 86(1);

(j) Bye-law 86(2)

By deleting the existing Bye-law 86(2) in its entirety and substituting therefor a new Bye-law 86(2) as follows:

"The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or, subject to authorisation by the Members in general meeting, as an addition to the existing Board but so that the number of Directors so appointed shall not exceed any maximum number determined from time to time by the Members in general meeting. Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company (in the case of a Director appointed to fill a causal vacancy) or until the next following annual general meeting of the Company (in the case of a Director appointed as an addition to the existing Board), and shall then be eligible for re-election at that meeting."

(k) Bye-law 86(4)

By deleting the word "special" in the second line in Bye-law 86(4) and substituting therefor the word "ordinary";

(l) Bye-law 87(1)

By deleting the existing Bye-law 87(1) in its entirety and substituting therefor a new Bye-law 87(1) as follows:

"Notwithstanding any other provisions in these Bye-laws, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation so that each Director shall be subject to retirement at least once every three years."

(m) Bye-law 136

By renumbering the existing Bye-law 136 as Bye-law 136(1) and adding the following as new Bye-law 136(2) immediately thereafter:

"(2) Notwithstanding any provision contained in these Bye-laws, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Bye-law and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.";

(n) Bye-law 153

(i) By adding the words "and Bye-law 153A" immediately after the words "Subject to Section 88 of the Act" in Bye-law 153;

(ii) By adding the following as new Bye-laws 153A and 153B immediately after Bye-law 153;

"153A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon.

153B. The requirement to send to a person referred to in Bye-law 153 the documents referred to in that provision or a summary financial report in accordance with Bye-law 153A shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153 and, if applicable, a summary financial report complying with Bye-law 153A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.

(o) Bye-law 154(2)

By deleting the words "fourteen (14)" in Bye-law 154(2) and substituting therefor the words "twenty (21)";

(p) Bye-law 157

By deleting the words "as soon as practicable convene a special general meeting to" before, and inserting the words "and fix the remuneration of the Auditor so appointed" immediately after, the words "fill the vacancy" in existing Bye-law 157.

(q) Bye-law 160

By deleting the existing Bye-law 160 in its entirety and substituting therefor the following:

"160. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and (where appropriate) any such document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the Member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

(r) Bye-law 161

By deleting the existing Bye-law 161 in its entirety and substituting therefor a new Bye-law 161 as follows:

"161. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or the website of the Designated Stock Exchange is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Bye-laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations."

(s) Bye-law 163

By adding the words "or electronic" immediately after the words "or facsimile" in Bye-law 163.

By Order of the Board
Yau Tak Wah, Paul
Chairman

As at the date of this notice, the executive directors are Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms Wong Shin Ling, Irene, and Mr. Tam Wing Kin and the independent non-executive Directors are Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

Hong Kong, 26th April, 2006

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, at Shop 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 286,068,644 fully paid up Shares of HK$0.01 each. Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase up to a maximum of 28,606,864 fully paid up Shares which is 10% of the issued share capital of the Company as at the Latest Practicable Date, or a maximum of 89,907,287 Shares in the event the Open Offer and the Bonus Issue are completed (being 10% of the Shares in issue as enlarged by the Open Offer and the Bonus Issue).

2. REASONS FOR REPURCHASES

The Directors believe that the Repurchase Mandate is in the best interests of the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders as a whole.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act.

Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the share premium account of the Company before the shares are repurchased.

It is expected that the Company will fund any repurchase of Shares from its available internal resources. There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2005) in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements or gearing position of the Company as may be determined by the Directors from time to time to be appropriate for the Company.

4. DISCLOSURE OF INTEREST

None of the Directors, nor to the best of their knowledge having made all reasonable enquiries, any of their associates nor any directors of such associates (as defined in the Listing Rules), have any present intention to sell any Shares to the Company under the Repurchase Mandate if it is approved by the Shareholders.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell any Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Company is authorised to make repurchases of its own shares and the Repurchase Mandate is approved by Shareholders.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that if they shall exercise the power of the Company to make repurchases pursuant to the Repurchase Resolution they will exercise the same in accordance with the Listing Rules, the laws of Bermuda and all applicable laws.

6. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:–

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2005		
April	0.80	0.60
May	0.69	0.57
June	0.70	0.55
July	0.71	0.53
August	0.59	0.50
September	0.60	0.54
October	0.61	0.44
November	0.80	0.4150
December	0.70	0.55
2006		
January	0.62	0.58
February	0.70	0.54
March	0.57	0.48
April (up to Latest Practicable Date)	0.85	0.50

7. SHARE REPURCHASE MADE BY THE COMPANY

There have been no repurchases by the Company, or any of its subsidiaries, of any Shares in the six months immediately preceding the date of this circular (whether on the Stock Exchange or otherwise).

8. EFFECT OF THE TAKEOVER CODE

If as a result of the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeover Code. Accordingly, a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, to the best of the knowledge and belief of the Company, Winspark Venture Limited (a company wholly beneficially owned by Mr. Chan Yuen Ming), together with its associates, holding 175,803,363 Shares which is approximately 61.45% of the issued share capital of the Company, was the only substantial shareholder holding more than 10% of the issued share capital of the Company. On the basis that no further Shares are issued or repurchased and in the event that the Directors should exercise in full power to purchase Shares under the Repurchase Mandate, the shareholding of Winspark Venture Limited, together with its associates, in the Company would be increased to approximately 68.28% of the issued share capital of the Company. The exercise of the Repurchase Mandate in full will not result in the number of shares of the Company held by the public falling below 25% of the total number of Shares in issue. The Directors have no present intention of exercising the Repurchase Mandate. The Directors are not aware of any consequences or implications which may arise under the Takeover Code as a result of any repurchases of Shares made under the Repurchase Mandate.

7. 本公司購回之股份

本公司或其任何附屬公司於緊接本通函刊發日期前六個月內概無(在聯交所或循其他途徑)購回任何股份。

8. 收購守則之影響

倘因根據購回授權行使權力購回股份而導致某一股東在本公司所佔之投票權權益比例有所增加，則就收購守則第32條而言，該項權益比例增加將視為一項收購行動。因此，一名股東或一批採取一致行動之股東可因而取得或聯合取得本公司之控制權，須根據收購守則第26條提出強制性收購建議。

於最後可行日期，就本公司所深知及確信，由陳遠明先生全資實益擁有之公司Winspark Venture Limited為唯一持有本公司已發行股本逾10%之主要股東。Winspark Venture Limited連同其聯繫人士合共持有175,803,363股股份，約佔本公司已發行股本之61.45%。倘並無發行或購回其他股份，而董事根據購回授權全面行使權力購回股份，則Winspark Venture Limited 連同其聯繫人士所持之本公司股權將增至佔本公司已發行股本約68.28%。全面行使購回授權將不會導致本公司之公眾持股量低於已發行股份總數之25%。董事目前無意行使購回授權。據董事所知，根據購回授權購回股份將不會引致根據收購守則可能產生之後果或影響。

4. 權益之披露

各董事或(彼等於作出一切合理查詢後所知)彼等之任何聯繫人士(定義見上市規則)或該等聯繫人士之任何董事目前概無意根據購回授權(倘獲股東批准)出售任何股份予本公司。

本公司之關連人士(定義見上市規則)並無知會本公司,表示目前擬於本公司獲授權購回本身股份或購回授權獲得股東批准時,將任何股份售予本公司或其附屬公司,亦無承諾不出售該等股份予本公司或其附屬公司。

5. 董事之承諾

董事已向聯交所承諾,倘彼等按照購回決議案行使本公司之權力進行購回,彼等將根據上市規則、百慕達適用法律及所有適用法律行使該權力。

6. 股份價格

以下為股份於最後可行日期前十二個曆月內每月在聯交所錄得之最高及最低價格:

	每股	
	最高價	最低價
	港元	*港元*
二零零五年		
四月	0.80	0.60
五月	0.69	0.57
六月	0.70	0.55
七月	0.71	0.53
八月	0.59	0.50
九月	0.60	0.54
十月	0.61	0.44
十一月	0.80	0.4150
十二月	0.70	0.55
二零零六年		
一月	0.62	0.58
二月	0.70	0.54
三月	0.57	0.48
四月(直至最後可行日期)	0.85	0.50

本附錄乃遵照上市規則編製之說明函件，旨在向　閣下提供有關購回授權之必需資料以供考慮。

1. 股本

於最後可行日期，本公司之已發行股本包括286,068,644股每股面值0.01港元之繳足股款股份。倘通過購回決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份，則本公司將獲准根據購回授權購回最多達28,606,864股繳足股款股份，佔本公司於最後可行日期之已發行股本10%，或於完成公開發售及紅利發行事項後之最多89,907,287股股份(由公開發售及紅利發行擴大後之10%發行股份)。

2. 購回之理由

董事相信購回決議案符合本公司及股東之最佳利益。購回(視乎當時之市況及資金安排而定)可提高股份之資產淨值及／或每股盈利，並只會在董事認為購回將在整體上對本公司及股東有利之情況下方會進行。

3. 購回所需資金

在購回股份時，本公司只可動用根據其公司組織章程大綱及公司細則以及公司法可合法撥作此用途之資金。

百慕達法例規定就購回股份而退還之資本額只可自有關股份之實收資本或可供派發股息或作出分派或就此發行新股份所得收入之本公司資金中撥款支付。就購回股份所需支付之溢價只可自可供派發股息或作出分派之本公司資金或自本公司於購回股份前之股份溢價賬中撥款支付。

預期本公司將以內部資金用作任何購回股份所需之資金。倘於建議之購回期間內任何時間購回授權獲全面行使，可能對本公司之營運資金或負債狀況構成不利影響(相對本公司截至二零零四年十二月三十一日止年度之年報所披露之狀況而言)。然而，董事無意因行使購回授權而引致對本公司之營運資金需求或董事認為本公司宜不時維持之負債水平構成重大不利影響。

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

附註：

(1) 凡有權出席上述大會及於會上投票之股東，均有權委派一位或多位代表出席，並於投票時代其投票。代表毋須為本公司之股東。

(2) 代表委任表格連同已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之股份過戶登記分處，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室方為有效。

(r) 公司細則第161條

刪除現有公司一細則第161條全文並以下列新公司細則第161條取代：

「161. 任何通告或其他文件：

(a) 當載有該通告或文件已妥善地預付郵資列明正確投寄以郵遞方式送達或送交，(在適當情況下，以空郵交付，將被視為於郵寄載有該通告或文件之信封)(已付足額郵資並寫上正確地址)之翌日已送達或送交通告或文件，或地址，充分證明載有該通告或文件之信封已妥善地填上投寄地址及已投寄，並已送達或送交，由本公司之秘書或其他高級人員，或董事會委任之其他人簽署之證明書指出載有該通告或其他文件之信封或封包已寫上正確地址並已寄出，將作為該通告或文件予以送達或送交之不可推翻證據；

(b) 如以電子方式傳遞，將被視為於本公司或其代理人之伺服器傳遞當日發出。存於本公司網址或指定證券交易所網址之通告在本公司給予股東之可供取閱通知書後之翌日被視為已送達該股東；

(c) 如以公司細則所指定之其他方式送達或送交，將被視為於親身送達或送交，或(視乎情況而定)在發送或傳遞之時被視為已送達或送交，在證明已送達或送交時，由本公司之秘書、其他高級人員，或董事會委任之其他人就送達、送交、發送或傳遞之事情和時間所簽署之證明書，將作為該通告或文件予以送達或送交之不可推翻證據；及

(d) 可以英文或中文給予股東，惟須妥善地符合一切適用之成文法、規則或規例。」；

(s) 公司細則第163條

於公司細則第163條「或傳真」一字後立時加入「或電子」；

此致

承董事會命
明日國際集團有限公司
主席
邱德華
謹啟

於本通函日期，執行董事為邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，以及獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

香港，二零零六年四月二十六日

(p) 公司細則第157條

於現有公司細則第157條前刪除「盡快召開股東特別大會」，並立時於之後加入「及制定委任核數師之薪酬」；

(q) 公司細則第160條

刪除現有公司細則第160條全文並以下列條文取代：

「160. 任何通告或文件（包括具有指定證券交易所規則賦予「公司通訊」之任何涵義），不論是否根據該等公司細則，由本公司給予或發予股東，均須以書面作出或經電報、電傳或傳真傳遞或其他電子形式傳遞或通訊，而該等通告或文件可由本公司送達或親身遞交股東本人，或以預付郵資之信封，經郵遞送交該股東名冊上次登記地址，或該股東為此而提供予本公司之地址，或（視乎情況而定）傳遞至該股東就本公司作出通知而提供予本公司之地址，或傳遞至其所提供之任何電訊或傳真通訊號碼或電子號碼或地址或網址，或傳遞至本公司合理及真誠相信該通告可在有關時間內，讓股東可妥善收到之任何地址，或可按照指定證券交易所之規定，以廣告形式刊於合適之報章或依據指定證券交易所要求，或在適用法律許可範圍下內，將之放在本公司之網址或指定證券交易所之網址，並向股東發出通告，説明通告或其他文件可在網址取得「可供取閱通知書」。可供取閱通知書可經上述所列任何方式給予股東。如股份持有人屬聯名，則所有通告須給予名列股東名冊上排名首位之股東，而經此方式給予之通告將被視為已充份送達或送交所有聯名持有人。」；

(n) 公司細則第153條

(i) 於公司細則第153條「根據法案第88部分」後加入「及公司細則第153A條」；

(ii) 於公司細則第153條後立時加入下列新公司細則第153A條及第153B條：

「153A 在所有適用法規、規則及規例(包括不限於指定證券交易所之規則)准許及依據盡職遵從所有適用法規及規例(包括但不限於指定證券交易所之規則)之情況下，以及為取得據其規定之所有必須同意(如有)，就任何人士以非受法規禁止之方式寄予該人士一份摘錄自本公司年度賬目之財務報表摘要及董事局報告(應按適用法例及法規規定之方式及載有所須資料)而言，公司細則第153條之規定應被視為已履行；惟另有權獲取本公司年度財務報表及董事局報告之任何其他人士，倘彼透過向本公司發出書面通知作如此要求，則可要求本公司向其寄發一份財務報表摘要以外之本公司年度財務報表及其董事局報告之詳盡印刷本。」

「153B 倘根據所有適用法規、規則及規例(包括不限於指定證券交易所之規則)，本公司於本公司之電腦網絡上以任何其他准予方式(包括發出任何形式之電子通訊)登載公司細則第153條所指述之文件副本及(如適用)遵從公司細則第153A條之一份財務報告摘要，以及公司細則第153條所指述之人士已同意或被視為已同意將該等文件化登載或收訖作為解除本公司向寄發該等文件副本之責任之方式處理，則根據公司細則第153A條向公司細則第153條所指述之該人士寄發該條文所指述之文件或一份財務報告摘要之規定應被視為經獲接納。」；

(o) 公司細則第154(2)條

刪除公司細則第154(2)條「十四(14)」一字並取代為「二十一(21)」；

(j) 公司細則第86(2)條

刪除現有公司細則第86(2)條全文並以下列新公司細則第86(2)條取代：

「董事有權不時或隨時委任任何人士為董事，以填補董事會空缺或在獲得股東於股東大會授權之情況下增加董事會席位，惟就此獲委任之董事人數不得超過股東於股東大會上不時決定之上限。任何就此獲委任之董事之任期僅至本公司下屆股東周年大會止(於董事填補空缺之情況下)或直至本公司下屆股東周年大會(於董事獲委任為額外之現有董事會之情況下)，惟合資格於該大會膺選連任。」；

(k) 公司細則第86(4)條

刪除公司細則第86(4)條第二行「特別」一字及取代為「普通」一字；

(l) 公司細則第87(1)條

刪除現有公司細則第87(1)條全文並以下列新公司細則第87(1)條取代：

「即使公司細則有其他規定，在每屆股東週年大會上，當時三分之一之董事(倘人數並非三(3)之倍數，則以最接近但不少於三分之一之人數為準)須輪流告退，惟各董事須最少每三年輪流告退。」；

(m) 公司細則第136條

重新排列現有公司細則第136條為公司細則第136(1)條並在之後立時加入下列新公司細則第136(2)條：

「(2) 儘管本公司細則條例另有所訂，董事可在有關法例准許下授權其他人士替其銷毀本公司細則第(a)至(d)所列之文件及其他與股份登記有關之文件，不論以微型縮影或電子方式儲存於本公司或由股份登記處代本公司儲存者。但本公司細則所述規定只有在誠實情況及缺乏明文通告予本公司及其股份登記處謂該等文件應保存以作索償下方得應用。」；

(e) 倘指定證券交易所或任何一名或多名董事個別或共同持有關於佔於該大會上總投票權百份之五 (5%) 或以上之股份之委任書。

由股東之委任代表(或倘股東為法團，則由其正式授權之代表出席)提出之要求將視為等同由股東提出之要求。」

(g) 公司細則第68條

刪除現有公司細則第68條第二句及取代為下文：

「本公司只須按指定證券交易所要求披露以點票方式表決之投票數字。」；

(h) 公司細則第84條

刪除現有公司細則第84(2)條全文並以下列新公司細則第84(2)條取代：

「股東倘為結算公司(或結算公司代理人，兩種情況下均屬公司)，可授權其認為合適之多名人士在本公司大會或任何類別股東之大會上出任其代表，惟該項授權須指明每名按此獲授權之人士所代表之股份類別及數目。按照本條細則之規定，每名按此獲授權之人士有權行使之權利及權力，猶如該名人士就有關授權所指明之股份類別及數目作為該結算公司(或該結算公司代理人)所持之本公司股份之登記持有人可行使之權利及權力，包括個人舉手表決權。」；

(i) 公司細則第86(1)條

於公司細則第86(1)條「在法定股東會議上及之後」後立時加入「於股東週年大會」及於「根據公司細則第87條」後立時加入「或於任何股東特別大會上」；

(e) 公司細則第51條

於本公司之公司細則之公司細則第51條第一句「根據任何指定證券交易所之規定」後加入「或通過以指定證券交易所可能接納的方式進行的任何途徑」；

(f) 公司細則第66條

刪除現有公司細則第66條全文並以下列新公司細則第66條取代：

「66. 在任何股份當時所附有任何投票特權或限制之規限下，按照或根據此等公司細則之規定，在任何股東大會上，如以舉手方式表決，則每名親身出席(或倘股東為法團，則由根據條文第78部分授權之正式授權代表出席)或委任代表出席之股東可投一票。如以點票表決方式投票，則每名親身或委任代表或(或倘股東為法團，由其正式授權代表)出席之股東可每持有一股繳足股份投票，惟就此而言，在催繳股款前或分期股款到期前方繳足或入賬列為繳足股款不會被視作已繳股款。不論此等公司細則所載之任何規定，倘股東為結算所(或其代理人)而委派一名以上委任代表，則每名委任代表於舉手錶決時均可各投一票。於大會上提呈之決議案必須以舉手方式投票，除非(於宣布舉手錶決結果時或之前或於撤回任何其他以點票表決方式投票之要求時)指定證券交易所規定必須以點票表決方式投票或下列人士要求以點票表決方式投票，則作別論：

(a) 該大會主席；或

(b) 最少三名親身(或倘股東為法團，則由其正式授權之代表出席)或委任代表出席而當時有權於會上投票之股東；或

(c) 任何親身(或倘股東為法團，則由其正式授權之代表出席)或委任代表出席而佔全體有權於會上投票之股東總投票權不少於十份一之一名或多名股東；或

(d) 任何親身(或倘股東為法團，則由其正式授權之代表出席)或委任代表出席而所持有可於會上投票之本公司股份實繳股款總額相等於不少於全部具有該項權利之股份實繳股款總額十份一之一名或多名股東；或

總額之百份之十，或於完成(a)公開發售（定義見召開本大會之通告第4A段）及(b)紅股發行（定義見召開本大會之通告第4A段）時，本公司於擴大公開發售及紅股發行時之發行股本面值總額為百份之二十，而上文之批准因而須受此限制。

特別決議案

5. 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為特別決議案：

「**動議**按以下方式修訂本公司之現有公司細則：

(a) 公司細則第2(e)條

於本公司之公司細則之公司細則2(e)「列印本、印刷本及其他可見形式呈列文字」後加入下文：

「，亦包括以電子方式顯示者，惟有關文件或通告或股東選擇收取之方式須符合所有相關法令、規則及條例之規定。」；

(b) 公司細則第2(j)條

刪除公司細則2(j)條尾段的句號「。」及取代為分號「；」；

(c) 公司細則第2(k)條

於本公司之公司細則之公司細則第2(j)條加入下文作為新公司細則第2(k)條：

「(k)對已簽立文件之提述包括以親筆或印鑑或電子簽署或任何其他方式簽立之文件之提述，而對通告或文一件之提述包括任何以數碼、電子、電力、磁力或其他可取用形式或媒介紀錄或儲存之通告或文件及不論是否實質存在之可見資料。」；

(d) 公司細則第44條

於本公司之公司細則之公司細則第44條第二句「根據任何指定證券交易所之規定」後加入「或通過以指定證券交易所可能接納的方式進行的任何途徑」；

區，或任何獲認可之監管機構或適用於本公司之任何證券交易所規定下之限制或責任，作出其認為必需之豁免或其他安排）。」

(B)「**動議**：

(a) 在下文(c)段之限制下，根據聯交所或任何其他聯交所不時修訂之所有適用法律及／或要求，一般性及無條件批准本公司董事於有關期間（就本決議案而言，「有關期間」之定義與召開本大會之通告決議案第4A項所指相同）行使本公司權力購回在香港聯合交易所有限公司（「聯交所」）或任何其他根據股份購回守則由證券及期貨事務監察委員會及聯交所認可的任何其他證券上市聯交所之股份；

(b) 依據上述(a)段之批准，本公司購回認可之證券面值總額不得超過於通過本決議案日期，本公司已發行股本面值總額之百份之十，或於完成(a)公開發售（定義見召開本大會之通告第4A段）及(b)紅股發行（定義見召開本大會之通告第4A段）時，本公司於擴大公開發售及紅股發行時之發行股本面值總額為百份之二十，而上文之批准因而須受此限制。

(C)「**動議**於通過刊載於召開本大會之通告第4A段及第4B段之決議案時，根據刊載於召開本大會之通告第4A之段決議案，一般性批准本公司董事於此時行使本公司權力配發、發行及處理本公司額外股份及根據召開本大會之通告第4B之段決議案，及根據此一般授權有關面值相等於本公司購回本公司股本之面值總額延伸批准將額外授予本公司董事條件性或非條件性配發及同意，購回認可之證券面值總額不得超過於通過本決議案日期，本公司已發行股本面值

(c) 董事依據上文(a)段之批准配發(不論根據購股權或其他途徑)、發行及處理之股本面值總額，惟於下列發行者除外：(i)配售新股(定義見下文)；或(ii)行使本公司不時發行之任何認購權證之本公司發行股份；或(iii)行使根據本公司購股權計劃之任何購股權；或(iv)任何按照本公司之公司細則於通過本決議案日期以發行股份代替本公司全部或部份股息之以股代息之股本面值不得超過總額百份之二十，或於(a)建議通過按每股發售股份0.485港元及每持有四股現有股份獲發五股發售股份之基準發行357,585,805股發售股份(「**公開發售**」)及(b)建議按就每七股繳足之發售股份發行五股紅股之基準發行最多255,418,430股紅股(「**紅股發行**」)，根據本公司完成二零零六年三月八日之通告修訂日期於擴大公開發售及紅股發行時之發行股本面值不得超過總額百份之二十，而上文之批准因而須受此限制。

(d) 就本決議案而言：

「有關期間」乃指本決議案通過當日至下列任何一項最早發生之期間：

(i) 本公司下屆股東週年大會結束之日；或

(ii) 任何適用法例或本公司之公司細則規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改本決議案所載列之授權在股東大會上經股東以普通決議案撤銷或更改授權當日。」

「供股」乃指本公司董事在指定期間內向指定記錄日期名列股東名冊之本公司股份持有人按其當時之持股比例而發售本公司股份(「股份」)(惟董事有權就零碎股權或視乎任何相關司法權

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

茲通告明日國際集團有限公司謹訂於二零零六年五月三十日上午十時三十分正假座香港香港九龍紅磡鶴翔街1號維港中心1座9樓903-906室舉行股東週年大會，以便處理下列事項：

1. 省覽本公司截至二零零五年十二月三十一日止年度之已審核財務報表與董事會及核數師報告；

2. (A) 重選雷美寶小姐為董事；

   (B) 重選吳偉雄先生為董事；

   (C) 重選譚榮健先生為董事；及

   (D) 授權董事會釐定董事薪酬；

3. 續聘陳葉馮會計師事務所有限公司為本公司核數師及授權董事會釐定其酬金；

4. 作為特別事項，考慮及酬情通過(不論有否修訂)以下決議案為本公司之普通決議案：

   (A)「**動議**：

   (a) 在下文(c)段之限制下，一般性及無條件批准本公司董事於有關期間(定義見下文)行使本公司權力配發、發行及處理本公司股本中股份及作出及授予售股建議、協議及購股權(包括可認購股份之認股權證)；

   (b) 上文(a)段之批准將額外授予本公司董事任何其他權力，並將授予董事於有關期間內及作出及授予售股建議、協議及購股權(包括可認購股份之認股權證)，該等權力可能須在有關期間結束後行使；

樓1712-1716室，惟交回表格之時間在任何情況下不得遲於股東週年大會指定舉行時間前四十八小時。填妥及交回代表委任表格後，　閣下屆時仍可親身出席股東週年大會或其任何續會（視情況而定）及在會上投票。

推薦意見

董事相信，授出購回授權及股份發行授權、重選於股東週年大會上退任之董事及修訂公司細則在整體上符合本公司及股東之最佳利益。因此，董事推薦閣下投票贊成股東週年大會通告所載之所有決議案。

此　致

列位股東　台照

承董事會命
明日國際集團有限公司
邱德華
主席
謹啟

二零零六年四月二十六日

要求進行投票表決之程序

根據公司細則，在任何股東大會上提呈以於會上表決之決議案，須以舉手方式表決，除非（於宣佈以舉手方式表決之結果時或之前或於宣佈結果時或於撤回以投票方式進行投票表決的任何其他要求時）以下人士要求以投票方式進行表決：

(i) 該大會之主席；或

(ii) 最少三名親身出席之股東或（如屬法團之股東，則其正式授權代表）彼等所委任代表，並於當時有權於會上投票；或

(iii) 任何親身出席之一名或多名股東（如屬法團之股東，則其正式授權代表）或其／彼等所委任之股東，而其／彼等須佔不少於所有有權於會上投票之股東之總投票權十分之一；或

(iv) 任何親身出席之一名或多名股東（如屬法團之股東，則其正式授權代表）或其／彼等所委任之股東，而或其／彼等須持有賦予權力可於會上投票之股份，而該等股份之繳足股款不少於獲賦予該項權利之所有股份繳足股款總額十分之一。

股東委派之代表（如屬法團之股東，則其正式授權代表）所提出之要求須被視為等同股東提出之要求。

責任聲明

本通函遵照上市規則之規定以提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等深知及確信，本通函並無遺漏任何其他事實，致使本通函之任何聲明產生誤導。

股東週年大會

載有（其中包括）普通決議案以批准購回授權及股份發行授權、批准重選於股東週年大會上退任之董事及修訂公司細則之決議案之股東週年大會通告，載於二零零六年四月二十六日向股東寄發之本通函內。

本通函隨附股東週年大會適用之代表委任表格。倘　閣下不擬出席股東週年大會，敬請按隨附之代表委任表格印備之指示填妥表格，並將其盡快交回本公司在香港之分行註冊辦事處，地址為香港灣仔皇后大道東183號合和中心17

(r) 公司細則第161條

刪除現有公司細則第161條全文並以下列新公司細則第161條取代:

「161。任何通告或其他文件:

(a) 當載有該通告或文件已妥善地預付郵資列明正確投寄以郵遞方式送達或送交,(在適當情況下,以空郵交付,將被視為於郵寄載有該通告或文件之信封)(已付足額郵資並寫上正確地址)之翌日已送達或送交通告或文件,或地址,充分證明載有該通告或文件之信封已妥善地填上投寄地址及已投寄,並已送達或送交,由本公司之秘書或其他高級人員,或董事會委任之其他人簽署之證明書指出載有該通告或其他文件之信封或封包已寫上正確地址並已寄出,將作為該通告或文件予以送達或送交之不可推翻證據;

(b) 如以電子方式傳遞,將被視為於本公司或其代理人之伺服器傳遞當日發出。存於本公司網址或指定證券交易所網址之通告在本公司給予股東之可供取閱通知書後之翌日被視為已送達該股東;

(c) 如以公司細則所指定之其他方式送達或送交,將被視為於親身送達或送交,或(視乎情況而定)在發送或傳遞之時被視為已送達或送交,在證明已送達或送交時,由本公司之秘書、其他高級人員,或董事會委任之其他人就送達、送交、發送或傳遞之事情和時間所簽署之證明書,將作為該通告或文件予以送達或送交之不可推翻證據;及

(d) 可以英文或中文給予股東,惟須妥善地符合一切適用之成文法、規則或規例。」

(s) 公司細則第163條

於公司細則第163條「或傳真」一字後立時加入「或電子」;

公司細則之建議修訂之詳情刊載於股東周年大會通告特別決議案第5項。

(o) 公司細則第154(2)條

刪除公司細則第154(2)條「十四(14)」一字並取代為「二十一(21)」；

(p) 公司細則第157條

於現有公司細則第157條前刪除「盡快召開股東特別大會」，並立時於之後加入「及制定委任核數師之薪酬」。

(q) 公司細則第160條

刪除現有公司細則第160條全文並以下列條文取代：

「160。任何通告或文件(包括具有指定證券交易所規則賦予「公司通訊」之任何涵義)，不論是否根據該等公司細則，由本公司給予或發予股東，均須以書面作出或經電報、電傳或傳真傳遞或其他電子形式傳遞或通訊，而該等通告或文件可由本公司送達或親身遞交股東本人，或以預付郵資之信封，經郵遞送交該股東名冊上次登記地址，或該股東為此而提供予本公司之地址，或(視乎情況而定)傳遞至該股東就本公司作出通知而提供予本公司之地址，或傳遞至其所提供之任何電訊或傳真通訊號碼或電子號碼或地址或網址，或傳遞至本公司合理及真誠相信該通告可在有關時間內，讓股東可妥善收到之任何地址，或可按照指定證券交易所之規定，以廣告形式刊於合適之報章或依據指定證券交易所要求，或在適用法律許可範圍下內，將之放在本公司之網址或指定證券交易所之網址，並向股東發出通告，說明通告或其他文件可在網址取得「可供取閱通知書」。可供取閱通知書可經上述所列任何方式給予股東。如股份持有人屬聯名，則所有通告須給予名列股東名冊上排名首位之股東，而經此方式給予之通告將被視為已充份送達或送交所有聯名持有人。

股份登記處代本公司儲存者。但本公司細則所述規定只有在誠實情況及缺乏明文通告予本公司及其股份登記處謂該等文件應保存以作索償下方得應用。」;

(n) 公司細則第153條

(i) 於公司細則第153條「根據法案第88部分」後加入「及公司細則第153A條」;

(ii) 於公司細則第153條後立時加入下列新公司細則第153A條及第153B條:

「153A。在所有適用法規、規則及規例(包括不限於指定證券交易所之規則)准許及依據盡職遵從所有適用法規及規例(包括但不限於指定證券交易所之規則)之情況下,以及為取得據其規定之所有必須同意(如有),就任何人士以非受法規禁止之方式寄予該人士一份摘錄自本公司年度賬目之財務報表摘要及董事局報告(應按適用法例及法規規定之方式及載有所須資料)而言,公司細則第153條之規定應被視為已履行;惟另有權獲取本公司年度財務報表及董事局報告之任何其他人士,倘彼透過向本公司發出書面通知作如此要求,則可要求本公司向其寄發一份財務報表摘要以外之本公司年度財務報表及其董事局報告之詳盡印刷本。

「153B。倘根據所有適用法規、規則及規例(包括不限於指定證券交易所之規則),本公司於本公司之電腦網絡上以任何其他准予方式(包括發出任何形式之電子通訊)登載公司細則第153條所指述之文件副本及(如適用)遵從公司細則第153A條之一份財務報告摘要,以及公司細則第153條所指述之人士已同意或被視為已同意將該等文件化登載或收訖作為解除本公司向寄發該等文件副本之責任之方式處理,則根據公司細則第153A條向公司細則第153條所指述之該人士寄發該條文所指述之文件或一份財務報告摘要之規定應被視為經獲接納。

(i) 公司細則第86(1)條

於公司細則第86(1)條「在法定股東會議上及之後」後立時加入「於股東週年大會」及於「根據公司細則第87條」後立時加入「或於任何股東特別大會上」；

(j) 公司細則第86(2)條

刪除現有公司細則第86(2)條全文並以下列新公司細則第86(2)條取代：

「董事有權不時或隨時委任任何人士為董事，以填補董事會空缺或在獲得股東於股東大會授權之情況下增加董事會席位，惟就此獲委任之董事人數不得超過股東於股東大會上不時決定之上限。任何就此獲委任之董事之任期僅至本公司下屆股東週年大會止（於董事填補空缺之情況下）或直至本公司下屆股東週年大會（於董事獲委任為額外之現有董事會之情況下），惟合資格於該大會膺選連任。」；

(k) 公司細則第86(4)條

刪除公司細則第86(4)條第二行「特別」一字及取代為「普通」一字；

(l) 公司細則第87(1)條

刪除現有公司細則第87(1)條全文並以下列新公司細則第87(1)條取代：

「即使公司細則有其他規定，在每屆股東週年大會上，當時三分之一之董事（倘人數並非三(3)之倍數，則以最接近但不少於三分之一之人數為準）須輪流告退，惟各董事須最少每三年輪流告退。」；

(m) 公司細則第136條

重新排列現有公司細則第136條為公司細則第136(1)條並在之後立時加入下列新公司細則第136(2)條：

「(2)儘管本公司細則條例另有所訂，董事可在有關法例准許下授權其他人士替其銷毀本公司細則第(a)至(d)所列之文件及其他與股份登記有關之文件，不論以微型縮影或電子方式儲存於本公司或由

(c) 任何親身(或倘股東為法團，則由其正式授權之代表出席)或委任代表出席而佔全體有權於會上投票之股東總投票權不少於十份一之一名或多名股東；或

(d) 任何親身(或倘股東為法團，則由其正式授權之代表出席)或委任代表出席而所持有可於會上投票之本公司股份實繳股款總額相等於不少於全部具有該項權利之股份實繳股款總額十份一之一名或多名股東；或

(e) 倘指定證券交易所或任何一名或多名董事個別或共同持有關於佔於該大會上總投票權百份之五(5%)或以上之股份之委任書。

由股東之委任代表(或倘股東為法團，則由其正式授權之代表出席)提出之要求將視為等同由股東提出之要求。」

(g) 公司細則第68條

刪除現有公司細則第68條第二句及取代為下文:

「本公司只須按指定證券交易所要求披露以點票方式表決之投票數字。」;

(h) 公司細則第84條

刪除現有公司細則第84(2)條全文並以下列新公司細則第84(2)條取代:

「股東倘為結算公司(或結算公司代理人，兩種情況下均屬公司)，可授權其認為合適之多名人士在本公司大會或任何類別股東之大會上出任其代表，惟該項授權須指明每名按此獲授權之人士所代表之股份類別及數目。按照本條細則之規定，每名按此獲授權之人士有權行使之權利及權力，猶如該名人士就有關授權所指明之股份類別及數目作為該結算公司(或該結算公司代理人)所持之本公司股份之登記持有人可行使之權利及權力，包括個人舉手表決權。」;

「(k)對已簽立文件之提述包括以親筆或印鑑或電子簽署或任何其他方式簽立之文件之提述，而對通告或文件之提述包括任何以數碼、電子、電力、磁力或其他可取用形式或媒介紀錄或儲存之通告或文件及不論是否實質存在之可見資料。」；

(d) 公司細則第44條

於本公司之公司細則之公司細則第44條第二句「根據任何指定證券交易所之規定」後加入「或通過以指定證券交易所可能接納的方式進行的任何途徑」；

(e) 公司細則第51條

於本公司之公司細則之公司細則第51條第一句「根據任何指定證券交易所之規定」後加入「或通過以指定證券交易所可能接納的方式進行的任何途徑」；

(f) 公司細則第66條

刪除現有公司細則第66條全文並以下列新公司細則第66條取代：

「66。在任何股份當時所附有任何投票特權或限制之規限下，按照或根據此等公司細則之規定，在任何股東大會上，如以舉手方式表決，則每名親身出席（或倘股東為法團，則由根據條文第78部分授權之正式授權代表出席）或委任代表出席之股東可投一票。如以點票表決方式投票，則每名親身或委任代表或（或倘股東為法團，由其正式授權代表）出席之股東可每持有一股繳足股份投票，惟就此而言，在催繳股款前或分期股款到期前方繳足或入賬列為繳足股款不會被視作已繳股款。不論此等公司細則所載之任何規定，倘股東為結算所（或其代理人）而委派一名以上委任代表，則每名委任代表於舉手錶決時均可各投一票。於大會上提呈之決議案必須以舉手方式投票，除非（於宣布舉手錶決結果時或之前或於撤回任何其他以點票表決方式投票之要求時）指定證券交易所規定必須以點票表決方式投票或下列人士要求以點票表決方式投票，則作別論：

(a) 該大會主席；或

(b) 最少三名親身（或倘股東為法團，則由其正式授權之代表出席）或委任代表出席而當時有權於會上投票之股東；或

於最後可行日期，雷小姐、吳先生及譚先生並無於本公司股本中擁有任何權益（定義見證券及期貨條例第XV部），彼等與本公司任何其他董事、高級管理層或主要或控股股東概無任何關係。

本公司與雷小姐、吳先生及譚先生概無訂立任何服務合約。彼等自獲委任起並無指定任期，惟須根據公司細則輪值告退及重選連任。截至二零零五年十二月三十一日止年度，雷小姐收取薪金1,430,000港元、花紅150,000港元及僱員退休金計劃供款68,000港元，總共1,648,000港元；譚先生收取薪金819,000港元、花紅13,000港元及僱員退休金計劃供款42,000港元，總共874,000港元及吳先生收取之董事酬金為180,000港元。雷小姐、譚先生及吳先生之薪酬乃由董事會市場薪酬基準及當時市道而釐定。

概無根據上市規則第13.51(2)(h)至13.51(2)(v)段條文之任何規定關於雷小姐、吳先生及譚先生的事項須於披露之資料。概無其他任何事項須知會股東。

修訂公司細則

為反映上市規則附錄十四所載之新企業管治常規守則（「**守則**」）及上市規則及公司條例附錄三之新規定，本公司將於股東周年大會上提呈一項特別決議案批准相關公司細則修訂。

(a) 公司細則第2(e)條

於本公司之公司細則之公司細則2(e)「列印本、印刷本及其他可見形式呈列文字」後加入下文：

「，亦包括以電子方式顯示者，惟有關文件或通告或股東選擇收取之方式須符合所有相關法令、規則及條例之規定。」；

(b) 公司細則第2(j)條

刪除公司細則2(j)條一尾段的句號「。」及取代為分號「；」；

(c) 公司細則第2(k)條

於本公司之公司細則之公司細則第2(j)條加入下文作為新公司細則第2(k)條：

根據本公司之公司細則，雷美寶小姐及吳偉雄先生須於股東週年大會上退任，惟彼等符合資格並願於股東週年大會上膺選連任。為符合上市規則附錄14關於每名董事須每三年退任一次，譚榮健先生將於股東週年大會上退任，惟彼等符合資格並願於股東週年大會上膺選連任。

建議可於股東週年大會上重選連任之董事之詳情如下：

雷美寶小姐 － 董事，38歲，負責本集團之業務投資及發展。雷小姐持有由香港中文大學頒發之工商管理碩士學位及社會科學學士學位。彼在業務投資及發展方面擁有逾十年經驗。彼於二零零零年二月加入本集團。彼亦為本集團其他成員董事。雷小姐為聯交所上市公司恒光行實業有限公司之執行董事及於二零零五年七月五日退任。除上文所披露者外，雷小姐於最後實際可行日期後三年內概無於任何其他上市公司擔任任何董事職務。

吳偉雄先生－董事，42歲，為執業律師，且為姚黎李律師行之合夥人，姚黎李律師行為香港律師行及公證人。吳先生在香港之證券法例、公司法例及商業法例方面擁有廣泛經驗，並曾參與證券於香港之首次公開發售以及上市公司企業重組、收購及合併等活動。彼常就私人股本投資、合營企業及規例遵守方面向跨國公司及香港公司提供顧問服務。彼於二零零零年三月加入本集團。吳先生為港台集團有限公司及三元集團有限公司之獨立非執行董事。彼亦曾為富豪酒店國際控股有限公司、保華建業集團有限公司（前稱天網（國際集團）有限公司）及盈科大衍地產發展有限公司（前稱東方燃氣集團有限公司）之獨立非執行董事。除上文所披露者外，吳先生於最後實際可行日期後三年內概無於任何其他上市公司擔任任何董事職務。

譚榮健先生－董事，40歲，負責本集團之財務工作。彼為英國特許管理會計師公會、英國公認會計師公會及香港會計師公會之會員。彼為執業律師。彼於會計方面擁有逾十五年經驗。彼於二零零零年二月加入本集團。譚先生為聯交所上市公司恒光行實業有限公司之執行董事及於二零零五年七月五日退任。除上文所披露者外，譚先生於最後實際可行日期後三年內概無於任何其他上市公司擔任任何董事職務。

本通函附錄載有上市規則第10.06條規定之說明函件，以提供有關購回授權之必需資料。

董事擬表明，彼等現無意行使購回授權以購回股份。

於最後可行日期，本公司之已發行股本包括286,068,644股繳足股款股份。倘通過購回決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份，則本公司將獲准根據購回決議案購回最多達28,606,864股股份（佔已發行股份之10%），或於完成公開發售及紅利發行事項之最多89,907,287股股份。

發行股份之一般授權

於股東週年大會上，本公司將分別提呈兩項普通決議案，向董事授出一般授權，行使本公司權力以配發、發行及買賣股份，惟不得超過於決議案日期本公司已發行股本之20%，或於完成公開發售及紅利發行及由公開發售及紅利發行擴大之不超過本公司20%發行股本及另加本公司於獲授可購回最多佔於購回決議案日期本公司已發行股本10%之一般授權後可予購回之股份總面額之任何股份，或於完成公開發售及紅利發行及由公開發售及紅利發行擴大之本公司10%發行股本。

倘通過股東週年大會通告第4(B)及4(C)項決議案及假設於舉行股東週年大會之前並無進一步發行或購回股份及並無根據購回決議案購回任何股份，則本公司將獲准發行及配發最多達57,213,728股股份，佔本公司於最後可行日期之已發行股本20%，或於完成公開發售及紅利發行及由公開發售及紅利發行擴大之本公司20%股本之最多179,814,575股股本。

董事擬表明，彼等現無意行使股份發行授權以發行及配發股份。

重選董事

於最後可行日期，董事會包括四名執行董事，分別為邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生，以及三名獨立非執行董事，分別為吳偉雄先生、張仲良先生及吳弘理先生。

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

執行董事：
邱德華先生*(主席)*
雷美寶小姐
王香玲小姐
譚榮健先生

獨立非執行董事：
吳偉雄先生
張仲良先生
吳弘理先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

敬啟者：

購回股份及發行股份之
一般授權之建議
重選董事
以及
修訂公司細則

緒言

於股東週年大會上，將提呈決議案向董事授出一般授權，以發行及配發股份及購回股份、重選於股東週年大會上退任之董事及修訂公司細則。

本通函旨在向　閣下提供有關購回授權、股份發行授權之資料。

購回股份之一般授權

在本公司於二零零五年五月三十日舉行之股東週年大會上，本公司向董事授出一般授權，行使本公司權力以購回股份。有關授權將於應屆股東週年大會結束時作廢。董事擬尋求　閣下批准在股東週年大會上將予提呈之購回決議案。

「購回授權」	指	授予董事之一般授權，以於購回決議案所載之期間內行使本公司權力購回股份
「購回決議案」	指	股東週年大會通告第4(B)項決議案所述之已提呈普通決議案
「證券及期貨條例」	指	證券及期貨條例（香港法例）第571章
「股東特別大會」	指	本公司將召開以批准（其中包括）公開發售及紅股發行協議之股東特別大會
「股份」	指	本公司現有股本中每股面值0.01港元之股份
「股東」	指	本公司之股東
「股份發行授權」	指	授予董事之一般授權，以於股東週年大會通告所述第4(A)項普通決議案所載之期間內行使本公司權力配發及發行股份
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港幣值

在本通函內，除文義另有所指外，以下辭彙之釋義如下：

「股東週年大會」	指	本公司將於二零零六年五月三十日星期二上午十時三十分假座香港九龍紅磡鶴翔街1號維港中心1座9樓903-906室舉行之股東週年大會
「董事會」	指	本公司董事會
「紅股發行」	指	建議按就每七股繳足之發售股份發行五股紅股之基準發行最多255,418,430股紅股
「營業日」	指	香港銀行一般之營業日期（不包括星期六）
「公司細則」	指	本公司之公司細則
「本公司」	指	明日國際集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市
「公司法」	指	一九八一年百慕達公司法
「公司條例」	指	香港法例第32章公司條例
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零六年四月二十四日，本通函付印前之最後可行日期
「上市規則」	指	聯交所證券上市規則
「公開發售」	指	建議透過公開發售按每股發售股份0.485港元及每持有四股現有股份獲發五股發售股份基準發行357,585,805股發售股份，詳情載於本公司二零零六年三月八日通告內

目錄

頁次

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有之明日國際集團有限公司（「本公司」）股份，應立即將本通函交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

Tomorrow International Holdings Limited
明日國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：760）

購回股份及發行股份之
一般授權之建議
重選董事
以及
修訂公司細則

本公司將於二零零六年五月三十日星期二上午十時三十分假座香港九龍紅磡鶴翔街1號維港中心1座9樓903-906室舉行股東週年大會（「股東週年大會」），召開大會之通告載於本通函第15至第25頁。倘　閣下不擬出席股東週年大會，敬請按本通函隨附之代表委任表格上印備之指示填妥表格，並將其盡快交回本公司之分行註冊辦事處地點，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，惟交回表格之時間在任何情況下均不得遲於股東週年大會或其任何續會指定舉行時間前四十八小時。填妥及交回代表委任表格後，　閣下屆時仍可親身出席股東週年大會或其任何續會及在會上投票。

二零零六年四月二十六日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tomorrow International Holdings Limited (the "Company"), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agents through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is addressed to the shareholders of the Company for information in connection with the special general meeting of the Company to be held on 30 May 2006. **This circular is not and does not constitute an offer of, nor is it intended to invite offers for, securities of the Company.**

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 760)

(1) PROPOSED OPEN OFFER OF 357,585,805 NEW SHARES ON THE BASIS OF 5 OFFER SHARES FOR EVERY 4 EXISTING SHARES HELD WITH 5 BONUS SHARES FOR EVERY 7 FULLY-PAID OFFER SHARES; (2) PROPOSED AMENDMENT TO THE BYE-LAWS OF THE COMPANY; (3) PROPOSED SHARE CONSOLIDATION; (4) CONNECTED TRANSACTION

Underwriter

Winspark Venture Limited

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

Barits Securities (Hong Kong) Limited

It should be noted that the Shares will be dealt in on an ex-entitlements basis from Friday, 19 May 2006. If the conditions of the Open Offer are not fulfilled or the Underwriting Agreement is terminated by the Underwriter, the Open Offer will not proceed. Any dealing in Shares will accordingly bear the risk that the Open Offer may not become unconditional or may not proceed.

A notice convening a special general meeting of the Company to be held at Unit 903–906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hunghom, Kowloon, Hong Kong at 11:00 a.m. on Tuesday, 30 May 2006 is set out on pages 136 to 140 of this circular. Whether or not you are able to attend the meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the branch share registrar, Computershare Hong Kong Investor Services Limited, Shop 1712–1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

A letter from the Board is set out on pages 9 to 30 of this circular. A letter from the Independent Board Committee is set out on page 31 of this circular. A letter of advice from Barits, the independent financial adviser to the Independent Board Committee and the Independent Shareholders is set out on pages 32 to 68 of this circular.

It should be noted that the Underwriting Agreement contains provisions entitling the Underwriter, by notice in writing, to terminate the obligations of the Underwriter at any time prior to 4:00 p.m. on the third business day following the Final Acceptance Date, if in the absolute opinion of the Underwriter (a) the success of the Open Offer would be materially and adversely affected by (i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the absolute opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or is materially adverse in the context of the Open Offer; or (ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic, currency or other nature (whether or not ejusdem generis with any of the foregoing), or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict; or affecting local securities market which may, in the absolute opinion of the Underwriter materially and adversely affects the business or the financial or trading position or prospects of the Group as a whole or materially and adversely prejudices the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer; or (iii) any material adverse change in the financial position of the Group as a whole; or (iv) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic or threatened epidemic, terrorism, strike or lock-out; or (b) any material adverse change in market conditions (including without limitation, a change in fiscal or monetary policy, or foreign exchange or currency markets, suspension or restriction of trading in securities) occurs which in the reasonable opinion of the Underwriter is likely to materially and adversely affect the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer. Upon the giving of the notice of termination, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine and no party shall have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement.

28 April 2006

CONTENTS

In this circular, the following expressions have the following meanings, unless the context otherwise requires:

"Amendment of the Bye-laws"	the proposed amendment to bye-law 148 of the Bye-laws to allow distribution to Shareholders on a non pro-rata basis
"Announcement"	the announcement of the Company dated 8 March 2006 relating to, inter alia, the Open Offer, the Bonus Issue, the Share Consolidation and the Amendment of the Bye-laws
"associates"	has the meaning ascribed to it under the Listing Rules
"Barits"	Barits Securities (Hong Kong) Limited, a licensed corporation to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO, which is not a connected person (as defined in the Listing Rules) of the Company and is appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Underwriting Agreement, the Open Offer and the Bonus Issue
"Board"	the board of the Directors
"Bonus Issue"	the proposed issue of the Bonus Shares on the basis of 5 Bonus Shares for every 7 fully-paid Offer Share issued
"Bonus Shares"	the new Shares to be issued to the subscribers of the Offer Shares, credited as fully-paid, pursuant to the Bonus Issue
"Business Day"	a day (other than a Saturday or a day on which a tropical cyclone warning signal no. 8 or above or a "black" rainstorm morning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 4:00 p.m.) on which banks in Hong Kong are generally open for business
"Bye-laws"	bye-laws of the Company
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Companies Act"	the Companies Act 1981 of Bermuda

"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"concert parties"	in respect of a person, means parties acting in concert (as defined in the Takeovers Code) with such person in relation to the voting rights of the Shares or the Offer Shares
"Consolidated Share(s)"	new ordinary share(s) of HK$0.04 each in the capital of the Company upon the Share Consolidation becoming effective
"controlling shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Director(s)"	the director(s) of the Company
"Final Acceptance Date"	15 June 2006 or such other date as may be agreed between the Company and the Underwriter and described as the latest time for acceptance and payment in respect of provisional allotments under the Open Offer
"Group"	the Company and its subsidiaries
"HKSCC"	the Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent board committee comprising the three independent non-executive Directors, namely Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li
"Independent Shareholders"	Shareholders other than those who are required by the Listing Rules or the Stock Exchange to abstain from voting in respect of the resolutions to approve the Open Offer, the Bonus Issue and the Underwriting Agreement
"Last Trading Date"	27 February 2006, being the last trading day which was immediately prior to the suspension of trading in the Shares on the Stock Exchange pending the release of the Announcement

"Latest Practicable Date"	26 April 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	30 June 2006, or such other date as may be agreed between the Company and the Underwriter
"Major Shareholder" or "Underwriter"	Winspark Venture Limited, a company incorporated in the British Virgin Islands with limited liability, being the major shareholder of the Company interested in approximately 61.45% of the existing issued share capital of the Company as at the Latest Practicable Date
"Non-Qualifying Shareholders"	Overseas Shareholders who the Board, after making enquiries, consider it necessary or expedient to exclude from the Open Offer on account either of the legal restrictions under the laws of the relevant place or any requirement of the relevant regulatory body or stock exchange in that place
"Offer Share(s)"	the new Shares to be issued pursuant to the Open Offer
"Open Offer"	the proposed issue by way of Open Offer to Qualifying Shareholders of 357,585,805 Offer Shares at a price of HK$0.485 per Offer Share on the basis of 5 Offer Shares for every 4 existing Shares held by Qualifying Shareholders on the Record Date, subject to the terms and conditions set out in this circular and the Prospectus Documents
"Overseas Letter"	a letter from the Company to the Non-Qualifying Shareholders explaining the circumstances in which they are not entitled to Offer Shares
"Overseas Shareholders"	the Shareholders whose addresses on the register of members of the Company on the Record Date are outside Hong Kong
"Posting Date"	30 May 2006, being the date for the despatch of the Prospectus Documents to the Qualifying Shareholders and the Prospectuses (for information only) and the Overseas Letter to the Non-Qualifying Shareholders or such other date as may be agreed between the Company and the Major Shareholder

"PRC"	the People's Republic of China and for the purpose of this circular excluding Hong Kong
"Prospectus"	the prospectus to be issued by the Company in relation to the Open Offer
"Prospectus Documents"	the Prospectus and the provisional allotment letter
"Qualifying Shareholder(s)"	Shareholders(s) whose names appear on the register of members of the Company on the Record Date, other than the Non-Qualifying Shareholders
"Record Date"	30 May 2006, being the date for ascertaining Shareholders' entitlements to the Open Offer, or such other date as may be agreed between the Company and the Major Shareholder
"SFO"	The Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SGM"	the special general meeting of the Company to be convened for the purpose of approving, among other matters, the Open Offer, the Bonus Issue, the Share Consolidation, the Amendment of Bye-laws and the Underwriting Agreement
"Share(s)"	share(s) of HK$0.01 each in the share capital of the Company
"Share Consolidation"	the proposed consolidation of every 4 Shares of HK$0.01 each into one Consolidated Share of HK$0.04
"Share Option Scheme"	the share option scheme adopted by the Company on 29 May 2002
"Shareholder(s)"	holder(s) of the Share(s) or Consolidated Share(s) (as the case may be)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	the subscription price of HK$0.485 per Offer Share
"Underwriting Agreement"	the underwriting agreement dated 8 March 2006 between the Company and the Major Shareholder whereby the Major Shareholder has conditionally agreed to underwrite 137,831,605 Offer Shares

DEFINITIONS

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

The expected timetable for the Open Offer, the Bonus Issue and the Share Consolidation is set out below:

	2006
Last day of dealings in the Shares on a cum-entitlement basis	Thursday, 18 May
First day of dealings in the Shares on an ex-entitlement basis	Friday, 19 May
Latest time for lodging transfers of Shares in order to qualify for the Open Offer	4:00 p.m. on Monday, 22 May
Register of members closed (both dates inclusive)	Tuesday, 23 May to Tuesday, 30 May
Latest time for return of proxy form for SGM	11:00 a.m. on Sunday, 28 May
Date of SGM	11:00 a.m. on Tuesday, 30 May
Record Date	Tuesday, 30 May
Despatch of the Prospectus Documents	Tuesday, 30 May
Register of members re-opens	Thursday, 1 June
Latest time for acceptance of and payment for the Offer Shares	4:00 p.m. on Thursday, 15 June
Open Offer expected to become unconditional	4:00 p.m. on Tuesday, 20 June
Announcement of results of acceptance of the Open Offer	Wednesday, 21 June
Despatch of certificates for the Offer Shares and Bonus Shares on or before	Wednesday, 21 June
Effective date of Share Consolidation	Wednesday, 21 June
First day of free exchange of new share certificates	Wednesday, 21 June
Existing counter for trading in Shares in board lots of 5,000 Shares temporarily closes	9:30 a.m. on Wednesday, 21 June
Temporary counter for trading in Consolidated Shares in board lots of 1,250 Consolidated Shares (in the form of existing share certificates) opens	9:30 a.m. on Wednesday, 21 June
Existing counter for trading in Consolidated Shares in board lots of 5,000 Consolidated Shares (in the form of new share certificates) re-opens	9:30 a.m. on Wednesday, 5 July

Parallel trading of Consolidated Shares (in the form of existing and new share certificates) commences	9:30 a.m. on Wednesday, 5 July
First day of availability of odd lot facility	Wednesday, 5 July
Temporary counter for trading in Consolidated Shares in board lots of 1,250 Consolidated Shares (in the form of existing share certificates) closes	4:00 p.m. on Wednesday, 26 July
Parallel trading of Consolidated Shares (in the form of existing and new share certificates) ends	4:00 p.m. on Wednesday, 26 July
Last day of availability of odd lot facility	Wednesday, 26 July
Last day of free exchange of share certificates	Monday, 31 July

Dates stated in this circular for events in the timetable are indicative only and may be extended or varied. Any changes to the anticipated timetable for the Open Offer, the Bonus Issue and the Share Consolidation will be announced as appropriate.

Notes: All times refer to Hong Kong local times in this circular.

The certificates in respect of the Offer Shares and Bonus Shares will, as far as possible, be issued in board lots of 5,000 Shares (i.e. in the form of existing share certificates). The Company has made available arrangements to the Shareholders for the free exchange of existing share certificates for new share certificates for the Consolidated Shares upon the Share Consolidation becoming effective for a period between 21 June, 2006 and 31 July, 2006. Details for free exchange of share certificates are set out in the section headed "Trading arrangement, issue and exchange of share certificates" in the Letter from the Board contained in this circular.

EFFECT OF BAD WEATHER ON THE LATEST TIME FOR ACCEPTANCE OF AND PAYMENT FOR THE OPEN OFFER

The latest time for acceptance of and payment for the Open Offer will not take place if there is:

- a tropical cyclone warning signal number 8 or above, or
- a "black" rainstorm warning

  (i) in force in Hong Kong at any local time before 12:00 noon and no longer in force after 12:00 noon on the Final Acceptance Date. Instead the latest time of acceptance of and payment for the Open Offer will be extended to 5:00 p.m. on the same Business Day;

(ii) in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on the Final Acceptance Date. Instead the latest time of acceptance of and payment for the Open Offer will be rescheduled to 4:00 p.m. on the following Business Day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:00 p.m.

If the latest time for acceptance of and payment for the Open Offer does not take place on the Final Acceptance Date, the dates mentioned in the section headed "Expected timetable" in this circular may be affected. A press announcement will be made by the Company in such event.

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 760)

Executive Directors:
Yau Tak Wah, Paul *(Chairman)*
Louie Mei Po
Wong Shin Ling, Irene
Tam Wing Kin

Independent non-executive Directors:
Ng Wai Hung
Cheung Chung Leung, Richard
Wu Wang Li

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
27th Floor, Henley Building
5 Queen's Road Central
Hong Kong

28 April 2006

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED OPEN OFFER OF 357,585,805 NEW SHARES ON THE BASIS OF 5 OFFER SHARES FOR EVERY 4 EXISTING SHARES HELD WITH 5 BONUS SHARES FOR EVERY 7 FULLY-PAID OFFER SHARES; (2) PROPOSED AMENDMENT TO THE BYE-LAWS OF THE COMPANY; (3) PROPOSED SHARE CONSOLIDATION; (4) CONNECTED TRANSACTION

INTRODUCTION

It was announced on 8 March 2006 that the Company intended to raise approximately HK$173.4 million, before expenses, by issuing 357,585,805 Offer Shares at a price of HK$0.485 per Offer Share by way of the Open Offer, on the basis of 5 Offer Shares for every 4 existing Shares held on the Record Date and payable in full on acceptance. The registered holders of fully-paid Offer Shares will be issued 5 Bonus Shares for every 7 fully-paid Offer Shares.

The Independent Board Committee has been established to advise the Independent Shareholders on the Open Offer, the Bonus Issue and the Underwriting Agreement. Barits has been appointed to advise the Independent Board Committee and the Independent Shareholders on the Open Offer, the Bonus Issue and the Underwriting Agreement.

The purpose of this circular is to provide you with, among others, (i) the details of the Open Offer, the Bonus Issue, the Underwriting Agreement, the Share Consolidation and the Amendment of Bye-laws; (ii) the recommendation from the Independent Board Committee to

the Independent Shareholders on the Open Offer, the Bonus Issue and the Underwriting Agreement; (iii) the recommendation from Barits to the Independent Board Committee and the Independent Shareholders on the Open Offer and the Bonus Issue and the Underwriting Agreement; and (iv) the notice of SGM.

PROPOSED OPEN OFFER AND BONUS ISSUE

Issue statistics

Basis of the Open Offer	:	an assured entitlement of 5 Offer Shares for every 4 existing Shares held by the Qualifying Shareholders as at the close of business on the Record Date
Basis of the Bonus Issue	:	5 Bonus Shares for every 7 fully-paid Offer Shares
Subscription Price	:	HK$0.485 per Offer Share
Number of existing Shares in issue	:	286,068,644 Shares
Number of Offer Shares to be issued	:	357,585,805 Offer Shares
Number of Bonus Shares to be issued	:	not more than 255,418,430 Bonus Shares
Number of Offer Shares undertaken to be taken up by the Major Shareholder	:	219,754,200 Offer Shares
Number of Offer Shares underwritten by the Underwriter	:	137,831,605 Offer Shares
Number of Shares in issue immediately after completion of the Open Offer and the Bonus Issue (before the Share Consolidation becoming effective)	:	not more than 899,072,879 Shares

The Offer Shares represent approximately 125% of the existing issued share capital of the Company and approximately 39.8% of the issued share capital of the Company as enlarged by the Offer Shares and the Bonus Shares. The Bonus Shares represent approximately 89.3% of the existing issued share capital of the Company and approximately 28.4% of the issued share capital of the Company as enlarged by the Offer Shares and the Bonus Shares.

The Company has no derivatives, options, warrants and conversion rights or other similar rights which are convertible or exchangeable into Shares as at the Latest Practicable Date and has no intention to issue any new Share or any of the above securities before the Final Acceptance Date, which is expected to be 15 June 2006.

Qualifying Shareholders of the Open Offer

The Open Offer is only available to the Qualifying Shareholders. The Company will send (i) the Prospectus Documents to the Qualifying Shareholders and (ii) the Prospectus, for information only, to the Non-Qualifying Shareholders.

To qualify for the Open Offer, Shareholders must at the close of business on the Record Date:

(i) be registered as a member of the Company; and

(ii) not be Non-Qualifying Shareholders.

In order to be registered as members of the Company on the Record Date, any transfer of Shares (together with the relevant share certificate(s)) must be lodged with the Company's branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shop 1712–1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by no later than 4:00 p.m. (Hong Kong time) on 22 May 2006.

The invitation to subscribe for the Offer Shares to be made to the Qualifying Shareholders will not be transferable. There will not be any trading in nil-paid entitlements on the Stock Exchange.

TERMS OF THE OPEN OFFER

Subscription price

The Subscription Price for the Offer Shares is HK$0.485 per Offer Share, payable in full on acceptance of the provisional allotment under the Open Offer. The Subscription Price was arrived at after arm's length negotiation between the Company and the Major Shareholder with reference to the prevailing market price of the Shares between the range of HK$0.56 (being the lowest average closing price per Share within the last three calendar months before the date of the Announcement) to HK$0.70 (being the highest average closing price per Share within the last three calendar months before the date of the Announcement) under the prevailing market conditions and recent open offer cases.

The Subscription Price of HK$0.485 represents:

(i) a discount of approximately 13.4% to the closing price of HK$0.56 per Share quoted on the Stock Exchange on the Last Trading Date);

(ii) a premium of approximately 30.7% to the theoretical ex-entitlement price (after taking into consideration of the Bonus Issue) of HK$0.371 per Share based on the closing price per Share on the Last Trading Date;

(iii) a discount of approximately 20.1% to the 10-day average closing price of HK$0.607 per Share up to and including the Last Trading Date;

(iv) a discount of approximately 46.1% to the closing price of HK$0.90 per Share as quoted on the Stock Exchange on the Latest Practicable Date;

(v) a discount of approximately 82.3% to the latest audited net asset value attributable to shareholders per Share of HK$2.74 as at 31 December 2005; and

For those Shareholders who participate in the Open Offer, they would be entitled to approximately 1.25 Offer Shares and approximately 0.89 Bonus Shares for every Share they hold (without taking into account the Share Consolidation). Based on the total subscription monies under the Open Offer and taking into account the aggregate of the Offer Shares and the Bonus Shares, the theoretical subscription price of each Offer Share is approximately HK$0.283. The theoretical subscription price of HK$0.283 represents:

(i) a discount of approximately 49.5% to the closing price of HK$0.56 per Share quoted on the Stock Exchange on the Last Trading Date;

(ii) a discount of approximately 23.7% to the theoretical ex-entitlement price (after taking into consideration of the Bonus Issue) of HK$0.371 per Share based on the closing price per Share on the Last Trading Date;

(iii) a discount of approximately 53.4% to the 10-day average closing price of HK$0.607 per Share up to and including the Last Trading Date;

(iv) a discount of approximately 68.6% to the closing price of HK$0.90 per Share as quoted on the Stock Exchange on the Latest Practicable Date;

(v) a discount of approximately 89.7% to the latest audited net asset value attributable to shareholders per Share of HK$2.74 as at 31 December 2005; and

Further, comparing with the various recent open offer cases within one year prior to the date of the Announcement, the discounts of the subscription price of those cases to their respective closing price on the last trading day prior to their respective dates of announcement ranged from approximately 6.25% to approximately 90.70%, with the mean of approximately 53.17% and median of approximately 54.35%. The discounts of the subscription price of those cases to their respective theoretical ex-entitlement prices per share based on the closing price per share on the last trading day prior to the date of announcement ranged from approximately 5.21% to approximately 77.00%, with the mean of approximately 37.28% and median of approximately 35.27%. After considering the aggregation of the Offer Shares and Bonus Shares, the theoretical subscription price per

Share of approximately $0.283 effectively represents a discount of approximately 49.5% to the closing price on the Last Trading Date, which is generally in line with that of the market practice as represented by other recent open offer cases.

Based on the reasons above, the Directors consider that the terms of the Open Offer (including the Subscription Price and the theoretical subscription price of each Offer Share) are fair and reasonable and in the interest of the Shareholders as a whole.

Status of the Offer Shares

When allotted, issued and fully paid, the Offer Shares will rank pari passu in all respects with the then existing issued Shares. Holders of the Offer Shares will be entitled to receive all future dividends and distributions which are declared, made or paid on or after the date of issue and allotment of the Offer Shares.

Fractions of Offer Shares

The Company will not allot to Shareholders fractions of the Offer Shares. Fractions of Offer Shares will be aggregated and sold for the benefit of the Company.

Certificates of the fully-paid Offer Shares

Subject to the fulfilment of the conditions of the Open Offer, certificates for all fully-paid Offer Shares are expected to be posted to those entitled thereto at their own risk on or before 21 June 2006.

Closure of register of members

The register of members of the Company is expected to be closed from 23 May 2006 to 30 May 2006, both dates inclusive. No transfer of Shares will be registered during this period.

Rights of the Non-Qualifying Shareholders

The Prospectus Documents will not be registered and/or filed under the applicable securities or equivalent legislation of any jurisdictions other than Hong Kong and Bermuda. Based on the register of members of the Company as at the Latest Practicable Date, the Directors noted that there are two Shareholders who maintained addresses outside Hong Kong in the following jurisdictions: Malaysia and Taiwan. As such, the Board has made enquiries as to whether the issue of Offer Shares and Bonus Shares to Overseas Shareholders may contravene the applicable securities legislation of the relevant overseas places or the requirements of the relevant regulatory body or stock exchange pursuant to Rule 13.36(2)(a) of the Listing Rules. Based on the results of the enquiries made with qualified lawyers of these jurisdictions, the Board is of the opinion that it would be necessary or expedient not to offer the Offer Shares and Bonus Shares to the Shareholders whose registered addresses are in Malaysia due to the substantial procedures and costs involved in the registration of the Prospectus. Accordingly, the Shareholders whose registered addresses are in Malaysia would be Non-Qualifying Shareholders and the Open

Offer and the Bonus Issue would not be available to them. The Company will send only the Prospectus to them for their information only. For those Shareholders whose registered addresses are in Taiwan, the Board has been advised by legal advisers in Taiwan that it would be lawful for the Company to offer the Open Offer and the Bonus Issue to the Shareholders in Taiwan even though the Prospectus are not registered in Taiwan. Therefore, the Company will send the Prospectus and the provisional allotment letter to such Qualifying Shareholders in Taiwan.

Application for excess Offer Shares

Under the Open Offer, although the Qualifying Shareholders are not entitled to apply for any Offer Shares which are in excess of their entitlements, the Qualifying Shareholders are offered a chance to subscribe for the Offer Shares at a relatively low price and to maintain their respective pro-rata shareholdings in the Company. In view of the discount of the subscription price per Offer Share to the market price per Share together with the Bonus Shares, the Directors believe that there would be a high level of acceptance of Offer Shares by the Qualifying Shareholders and, accordingly, there would not be a significant number of Offer Shares which are not taken up by the Shareholders and available for excess application should there be any arrangement for excess application. The Directors do not consider it unusual that there is no entitlement for all Qualifying Shareholders to excess application.

Furthermore, the Directors consider that the arrangement of application for excess Offer Shares will involve additional administrative work and costs for the Open Offer . As discussed with the share registrar of the Company and the printer, the Directors was advised that (a) the extra time normally required for providing an arrangement for excess application under an open offer together with a bonus issue is estimated to be around 1-2 days for the purpose of (i) balloting and allotment of offer shares and bonus shares and (ii) refund arrangement, and (b) the extra administrative costs to be incurred for providing an arrangement for excess application under the Open Offer are estimated to be around HK$300,000, which includes charges of printing, translation, and issuing of Excess Application Forms ("EAFs") and refund cheques, service fees and handling charges payable to the share registrar in (i) acting as receiving agent for EAFs, setting up a computer programme for EAFs, (ii) submitting daily reports in respect of the level of acceptance for EAFs, (iii) preparing allotment scenario in case of over-subscription of Offer Shares, (iv) submitting refund cheque tape to the banker, and (v) processing acceptances of EAFs.

The Major Shareholder, like all other Qualifying Shareholders, is not entitled to any excess application. Nevertheless, Shareholders should note that, in the event that any Qualifying Shareholders give up its right to take up its provisional entitlement, the Major Shareholder is obliged to take up such Offer Shares as underwriter under the Underwriting Agreement (please refer to the section "Underwriting Arrangement" below) which will result in an increase of its shareholding in the Company. The Directors acknowledges that the savings in administrative costs and time may not be very significant. However, taking into account (i) the difficulty to procure a commercial underwriter in view of the low price range and the low liquidity of the Shares; (ii) absence of the arrangement for excess application is not an uncommon market practice and (iii) the Independent Shareholders will be offered a chance to express their view on the terms of the Open Offer, including the absence of the arrangement for application in excess of assured entitlement under the Open Offer (which

has been specifically pointed out for the attention of Independent Shareholders both in this section and in the resolution proposed under the notice of SGM), through voting, the Directors consider that, after balancing the above factors, the current arrangement is fair and reasonable and in the interest of the Shareholders as a whole. Barits, the independent financial adviser, has been appointed to make recommendations to the Independent Shareholders, among other things, in respect of the Open Offer (including whether the current arrangement that the Qualifying Shareholders are not entitled to apply for any Offer Shares in excess of their entitlement) is fair and reasonable and in the interest of the Shareholders as a whole.

Basis of the Bonus Issue

In order to recognise the contribution from the Shareholders who take up the Offer Shares and as an incentive to encourage the Shareholders to participate in the Open Offer, the Bonus Shares will be issued to the registered holders of the fully-paid Offer Shares on the basis of 5 Bonus Shares for every 7 fully-paid Offer Shares issued under the Open Offer.

Qualifying Shareholders of the Bonus Issue

As mentioned above, as the Bonus Shares will only be allotted to the registered holders of the Offer Shares, the Bonus Issue will not be extended to the Non-Qualifying Shareholders and only the Qualifying Shareholders will be qualified for the Bonus Issue.

Conditions of the Bonus Issue

The Bonus Issue is conditional on, inter alia, (i) the approval of the Independent Shareholders at the SGM for the Open Offer, the Bonus Issue and the Underwriting Agreement; (ii) the approval of the Shareholders at the SGM for the Amendment of the Bye-laws, details of which are set out in the section headed "Proposed amendment to the Bye-laws" below; (iii) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Bonus Shares; (iv) the Open Offer becoming unconditional (save as any condition requiring the Bonus Issue to become unconditional) and the Underwriting Agreement not being terminated by the Underwriter; and (v) the Amendment of the Bye-laws becoming effective.

The Open Offer and the Bonus Issue will be inter-conditional to each other and conditional on the Amendment of the Bye-laws becoming effective.

Status of the Bonus Shares

The Bonus Shares, when issued and allotted, will rank pari passu in all respects with the Shares in issue on the date of their issue and allotment.

Listings and dealings of the Offer Shares and Bonus Shares

The maximum number of Shares in issue immediately after the issue of the Offer Shares and the Bonus Shares (but before the Share Consolidation) will be 899,072,879 Shares, assuming no further issue of Shares between the Latest Practicable Date and the issue of the Offer Shares and the Bonus Shares.

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Offer Shares and the Bonus Shares. Dealing in the Offer Shares and the Bonus Shares will be subject to the payment of stamp duty in Hong Kong.

Subject to the granting of listing of, and permission to deal in, the Offer Shares and the Bonus Shares on the Stock Exchange, the Offer Shares and the Bonus Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Offer Shares and the Bonus Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Share certificates for the Bonus Shares

Subject to the fulfillment of the conditions of the Open Offer and the Bonus Issue, certificates for the Bonus Shares are expected to be posted to those entitled thereto at their own risk on or before 21 June 2006.

ACCEPTANCE PROCEDURES FOR THE OFFER SHARES AND THE BONUS SHARES

A provisional allotment letter will be enclosed with the Prospectus which entitles the Qualifying Shareholder to accept any number of Offer Shares provisionally allotted to him/her/it. Qualifying Shareholders should note that they may accept any number of Offer Shares but will be assured of an allotment only up to the number set out in the provisional allotment letter. If the Shareholder is a Qualifying Shareholder and he/she/it wishes to accept his/her/its assured allotment of Offer Shares to which he/she/it will be entitled as specified in the provisional allotment letter or he/she/it wishes to accept any number less than his/her/its assured entitlement, the Qualifying Shareholder must complete, sign and lodge the provisional allotment letter in accordance with the instructions printed thereon, together with remittance for the aggregate subscription price in respect of such number of Offer Shares he/she/it wishes to accept with the branch share registrar, Computershare Hong Kong Investor Services Limited, at Shop 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by no later than 4:00 p.m. on Thursday, 15 June 2006. **All remittances must be made in Hong Kong dollars and cheques or cashier's orders must be drawn on a bank account in Hong Kong and made payable to "Tomorrow International Holdings Limited – Open Offer Account" and crossed "Account Payee Only".**

It should be noted that unless the provisional allotment letter, together with the appropriate remittance, is lodged with the branch share registrar by not later than 4:00 p.m. on Thursday, 15 June 2006, that assured entitlement and all rights thereunder will be deemed to have been declined and will be cancelled.

If the conditions of the Underwriting Agreement are not fulfilled or the Underwriting Agreement is terminated in accordance with its terms and conditions, the subscription monies will be refunded, without interest, by sending a cheque made out to the relevant Shareholders named on the provisional allotment letter (or in the case of joint Shareholders, to the first named Shareholder) and crossed "Account Payee Only", through ordinary post at the risk of the relevant Shareholder(s) to the address specified in the register of members of the Company on or before 27 June 2006.

The provisional allotment letter will contain full information regarding the procedures to be followed if the Qualifying Shareholder wish to accept only part of his/her/its assured entitlements under the Open Offer.

All cheques or cashier's orders will be presented for payment upon receipt and all interest earned on such moneys (if any) will be retained for the benefit of the Company. Any provisional allotment letter in respect of which the cheque or cashier's order is dishonoured on first presentation will be liable to be rejected, and in that event the assured entitlement and all rights thereunder will be deemed to have been declined and will be cancelled.

The provisional allotment letter shall be for use only by the person(s) named therein and will not be transferable.

No receipt will be issued in respect of any acceptance monies received.

The registered holders of fully-paid Offer Shares will be issued 5 Bonus Shares for every 7 fully-paid Offer Shares. Share certificates for the Offer Shares and the Bonus Shares are expected to be despatched to the Shareholders through ordinary post, at their own risk, to the address specified in the register of members of the Company on or before 21 June 2006.

UNDERWRITING ARRANGEMENT

Undertakings from the Major Shareholder

The Major Shareholder, as at the Latest Practicable Date, is interested in 175,803,363 existing Shares, representing approximately 61.45% of the existing issued share capital of the Company. To demonstrate its continual financial support to the Group, the Major Shareholder has irrevocably undertaken to the Company during the period immediately after the Record Date and prior to the Final Acceptance Date not to dispose the 175,803,363 Shares and to accept its full entitlement of 219,754,200 Offer Shares under the Open Offer and to underwrite the balance of any Offer Shares not taken up by the Qualifying Shareholders pursuant to the Underwriting Agreement as detailed below.

Underwriting Agreement

Date	:	8 March 2006
Underwriter	:	The Major Shareholder
Number of Offer Shares Underwritten by the Major Shareholder	:	137,831,605 Offer Shares

The number of Offer Shares underwritten by the Major Shares represents approximately 48.18% of the total issued share capital of the Company as at the Latest Practicable Date and approximately 15.33% of the total issued share capital of the Company as enlarged by the Open Offer and the Bonus Issue.

The Major Shareholder is an investment holding company which does not underwrite issues of securities in its normal course of business. The Company will pay to the Underwriter an underwriting commission calculated at 2.5% of the aggregate Subscription Price of the number of Offer Shares underwritten by the Underwriter in cash by not later than the date of despatch of the share certificates in respect of the Offer Shares and the Bonus Shares. Such rate was determined by the Company and the Underwriter after arm's length negotiation with reference to the market rates between the range of 2% to 3%.

In view of the low price range and the low liquidity of the Shares, the Directors consider that it would be difficult to procure underwriting by a commercial underwriter on a fully underwritten basis. In the circumstances, the Major Shareholder has agreed to act as underwriter for the Open Offer. The Directors consider that it is not an uncommon feature for an open offer to be underwritten by the controlling shareholder. Furthermore, in view of the difficulty in procuring a commercial underwriter, the undertaking from the Major Shareholder to take up in full its provisional allotment and a possible increase in its shareholding interest in the Company by way of underwriting the Offer Shares shows the willingness of the Major Shareholder to make a stronger commitment to the future development of the Group which is beneficial to the Group as a whole. The Directors believe that the participation of the Major Shareholder as the Underwriter would be an indication of confidence and optimism in the Company and its prospect to other Shareholders. The Directors consider that the underwriting arrangement is on normal commercial terms and is fair and reasonable so far as the Shareholders are concerned.

Such underwriting arrangement constitutes a connection transaction of the Company and since the aggregate consideration under the Underwriting Agreement (being the aggregate of the maximum amount of the subscription price for the underwritten shares payable by the Major Shareholder and the maximum amount of the underwriting commission receivable by the Major Shareholder) is more than 25% of the applicable percentage ratios, the Underwriting Agreement will therefore be subject to approval by the Independent Shareholders under Rule 14A.17 of the Listing Rules. For further details, please refer to the paragraph headed "SGM" in this letter.

Conditions of the Open Offer under the Underwriting Agreement

The Open Offer will be conditional upon, among other things, the following:

(i) the passing by the Shareholders (or if required by the Listing Rules, the Independent Shareholders) at the SGM of the requisite resolution(s) approving the Open Offer, the Bonus Issue, the Underwriting Agreement and the Amendment of the Bye-laws;

(ii) the delivery to the Stock Exchange and registration with the Registrar of Companies in Hong Kong one copy of each of the Prospectus Documents duly signed by two Directors (or by their agents duly authorised in writing) as having been approved by resolution of the Directors (and all other documents required to be attached thereto) not later than the Posting Date and otherwise in compliance with the Listing Rules and the Companies Ordinance;

(iii) the filing of the Prospectus Documents with the Registrar of Companies in Bermuda in accordance with the Companies Act on or before the Posting Date;

(iv) the posting of the Prospectus Documents to Qualifying Shareholders on the Posting Date;

(v) the Listing Committee of the Stock Exchange granting or agreeing to grant (subject to allotment), and not having withdrawn or revoked the approval of the listing of, and permission to deal in, the Offer Shares, in their fully-paid form, and the Bonus Shares;

(vi) compliance with all legal and regulatory requirements in respect of the Open Offer and the Bonus Issue under the applicable laws and regulations of Hong Kong and Bermuda; and

(vii) the Bonus Issue becoming unconditional (save as any condition requiring the Open Offer to become unconditional).

None of the above conditions are waivable by the Company or the Underwriter.

In the event of the said conditions not being fulfilled by the Long Stop Date or if the Underwriting Agreement shall be terminated or rescinded in accordance with the terms of the Underwriting Agreement all obligations and liabilities of the parties to the Underwriting Agreement will forthwith cease and determine and no party will have any claim against the others (save for any antecedent breaches thereof).

Termination of the Underwriting Agreement

The Underwriter reserves the right to terminate the arrangements set out in the Underwriting Agreement by notice in writing given by it to the Company at any time prior to 4:00 p.m. on the third business day following the Final Acceptance Date, if in the absolute opinion of the Underwriter:

(a) the success of the Open Offer would be materially and adversely affected by:

(i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the absolute opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or is materially adverse in the context of the Open Offer; or

(ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date hereof) of a political, military, financial, economic, currency or other nature (whether or not *ejusdem generis* with any of the foregoing), or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict; or affecting local securities market which may, in the absolute opinion of the Underwriter materially and adversely affects the business or the financial or trading position or prospects of the Group as a whole or materially and adversely prejudices the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer; or

(iii) any material adverse change in the financial position of the Group as a whole; or

(iv) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic or threatened epidemic, terrorism, strike or lock-out; or

(b) any material adverse change in market conditions (including without limitation, a change in fiscal or monetary policy, or foreign exchange or currency markets, suspension or restriction of trading in securities) occurs which in the reasonable opinion of the Underwriter is likely to materially and adversely affect the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer.

Upon the giving of the notice of termination, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine and no party shall have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement.

WARNING OF THE RISK OF DEALING IN SHARES AND OFFER SHARES

The Open Offer will be subject to the satisfaction of all the conditions as described in the section headed "Conditions of the Open Offer under the Underwriting Agreement" and the Major Shareholder not terminating the Underwriting Agreement (please see the section headed "Termination of the Underwriting Agreement" above). In particular, the Open Offer will be conditional upon the approval of the Independent

Shareholders at the SGM approving the Open Offer and the Bonus Issue and the approval of the Shareholders at the SGM approving the Amendment of the Bye-laws. Accordingly, the Open Offer may or may not proceed.

Shareholders should note that the Shares are expected to be dealt in on an ex-entitlements basis commencing from 19 May 2006 and that dealings in the Shares will take place while the conditions to which the Open Offer is subject remain unfulfilled. Any Shareholder or other person dealing in the Shares up to the date on which all conditions to which the Open Offer is subject are fulfilled (which is expected to be on 20 June 2006), will accordingly bear the risk that the Open Offer cannot become unconditional and may not proceed. Any Shareholder or other person contemplating selling or purchasing the Shares, who is in any doubt about his/her/its position, is recommended to consult his/her/its own professional advisers.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

REASONS FOR THE OPEN OFFER AND USE OF PROCEEDS

The principal activity of the Company is investment holding. The Group's principal activities consist of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing and the manufacture and sale of optical products.

The Company is actively seeking investment projects to diversify its business portfolio. In view of the robust economic growth and increasing commercial activities, the Directors would like to capture the opportunity and believe that making investment projects would bring about rewarding return to the Company and the Shareholders as a whole. The Company is now exploring but has not yet earmarked any suitable investment opportunities as at the Latest Practicable Date.

The Directors have considered other financing alternatives such as debt financing. However, for the avoidance of bearing additional borrowing costs, the Directors consider that debt financing is not the most appropriate choice as long as the need for funding is not at a highly urgent stage. Instead, the Directors intend to raise fund through the equity capital market which may provide the Company with the financial flexibility for future development purpose. In this regard, the Directors have also considered from the perspective of shareholders' interest and are aware that fund raising by way of placing shall have a dilution effect on the shareholding of the existing shareholders of the Company. In view of the prevailing market conditions, the Directors consider that raising fund through the Open Offer could serve to enlarge the capital base and is therefore in the best interests of the Company and the Shareholders. The Directors also consider that the Open Offer may serve to facilitate the continual development and daily operation of the Group whilst allowing the Group to invest in any potential investment projects when such opportunities arise. Though the Shareholders will not have the opportunity to realize the value of nil-paid rights as in a rights issue, nevertheless, for the avoidance of unnecessary administrative burden and cost in

relation to arranging the trading of nil-paid rights, the Directors consider that the Open Offer is a better option to raise funds through the equity capital market when compared with a rights issue.

The Company proposes to raise approximately HK$173.4 million, before expenses, by way of the Open Offer. The estimated net proceeds of the Open Offer, after deduction of expenses, are expected to amount to approximately HK$170 million and will be applied for future diversified investment opportunities when suitable projects are earmarked and for general working capital purpose. The Company intends to apply approximately HK$160 million for future investment projects and the balance of HK$10 million as working capital. The Company has reviewed various investment projects, such as properties investment in China, but up to the Latest Practicable Date no negotiation has been finalised yet. Such negotiations are in preliminary stage and may or may not proceed. Shareholders and potential investors of the Company are therefore advised to exercise caution when dealing in the Shares. In the event that the Company cannot earmark any suitable investment upon completion of the Open Offer, the net proceeds from the Open Offer shall be deposited in bank temporarily as time deposit.

In view of current favourable economic development, the Directors consider the Open Offer a good opportunity to raise further capital to broaden the capital base of the Company while improving the financial position of the Company without loading the Company any interest burden.

PROPOSED AMENDMENT TO THE BYE-LAWS

In order to facilitate the Open Offer by enabling the Company to allot and issue the Bonus Shares, which will only be issued to registered holders of the fully-paid Offer Shares, the Directors propose the Amendment of the Bye-laws to allow a distribution to the Shareholders on a non pro-rata basis. Accordingly, a special resolution will be proposed at the SGM to approve the Amendment of the Bye-laws, the passing of which is one of the conditions of the Open Offer and the Bonus Issue.

PROPOSED SHARE CONSOLIDATION

The Board proposes the Share Consolidation, upon completion of the Open Offer and the Bonus Issue, involving a consolidation of every 4 Shares into one Consolidated Share. No fractions of Consolidated Shares will be issued to any Shareholder. However, fractions of Consolidated Shares will be aggregated and, if possible, sold for the benefit of the Company. The board lot size for trading of the Shares on the Stock Exchange, which is currently 5,000 Shares, will become 5,000 Consolidated Shares after the Share Consolidation becoming effective. The Company has been advised by its Bermuda legal adviser that no amendment to the Bye-laws is necessary as a result of the Share Consolidation.

Effects of the Share Consolidation

As at the Latest Practicable Date, the authorised share capital of the Company amounted to HK$500,000,000 comprising 50,000,000,000 Shares, of which 286,068,644 Shares have been allotted and issued as fully-paid or credited as fully-paid. Upon the Share

Consolidation taking effect, the authorised share capital of the Company will remain at HK$500,000,000 but will comprise 12,500,000,000 Consolidated Shares of which a maximum of 224,768,219 Consolidated Shares will be in issue. The Consolidated Shares will rank pari passu in all respects with each other.

Other than the expenses incurred by the Company in relation to the Share Consolidation, the implementation thereof will not alter the underlying assets, business operations, management or financial position of the Company or the interests or rights of the Shareholders, save that Shareholders will not have any entitlement to fractions of Consolidated Shares.

The following table sets out the effect on the share capital of the Company before and immediately after the Share Consolidation (without taking into account of the Open Offer and Bonus Issue):

	Before Share Consolidation	**Immediately After Share Consolidation**
Nominal value per share	HK$0.01	HK$0.04
Authorised share capital	HK$500,000,000	HK$500,000,000
Issued share capital	HK$2,860,686	HK$2,860,686
Number of issued shares	286,068,644	71,517,161
Number of unissued shares	49,713,931,356	12,428,482,839

Conditions of the Share Consolidation

The Share Consolidation is conditional on:

(i) the passing by the Shareholders of a resolution to approve the Share Consolidation at the SGM;

(ii) the Listing Committee of the Stock Exchange granting or agreeing to grant the listing of, and permission to deal in, Consolidated Shares in issue (including those resulting from the Open Offer and the Bonus Issue) and any Consolidated Shares which may be issued pursuant to the exercise of options granted or to be granted under the Share Option Scheme; and

(iii) the Open Offer and the Bonus Issue becoming unconditional and the Underwriting Agreement not being terminated by the Underwriter.

Reasons for the Share Consolidation

In view of the relatively low price range of the Shares, the Board believes that the Share Consolidation will enhance the attractiveness of the Shares as long as the transaction costs can be reduced for dealing in the shares in the Company including charges with reference to the number of share certificates issued. The following sets out the highest, lowest and average daily turnover of the Shares during the six months ended 28 February

2006, and the percentage of average daily turnover as compared with the total number of Shares in issue prior to completion of the Open Offer, the Bonus Issue and the Share Consolidation.

Month	**Highest daily turnover** *(in number of Shares)*	**Lowest daily turnover** *(in number of Shares)*	**Average daily turnover** *(in number of Shares)*	**Percentage of average daily turnover to total number of Shares in issue** *(%)* *(Note)*
2005				
September	500,000	–	51,905	0.018
October	532,000	–	62,330	0.022
November	1,150,000	–	77,818	0.027
December	558,000	–	93,810	0.033
2006				
January	111,000	–	21,547	0.008
February	2,265,000	–	170,140	0.059

Source: Bloomberg

Note: Based on the 286,068,644 Shares in issue as at the Latest Practicable Date.

Trading arrangement, issue and exchange of share certificates

Subject to the Share Consolidation becoming effective, dealings in the Consolidated Shares are expected to commence on 21 June 2006. On the assumption that the Share Consolidation will become effective on 21 June 2006, the arrangements for dealings in the Consolidated Shares are expected to be as follows:

(a) with effect from 9:30 a.m. on Wednesday, 21 June 2006, the existing counter for trading in the Shares in board lots of 5,000 Shares will be closed temporarily and a temporary counter for trading in the Consolidated Shares in board lots of 1,250 Consolidated Shares (in the form of existing share certificates in blue colour) will be set up. Accordingly, 4 Shares will represent one Consolidated Share. Existing share certificates for Shares can only be traded at this temporary counter;

(b) with effect from 9:30 a.m. on Wednesday, 5 July 2006, the existing counter will be reopened for trading in the Consolidated Shares in board lots of 5,000 Consolidated Shares (in the form of new share certificates in purple colour). Only new share certificates for the Consolidated Shares will be traded at this counter;

(c) during the period between Wednesday, 5 July 2006 and Wednesday, 26 July 2006, there will be parallel trading in the existing and temporary counters. In order to facilitate the trading of odd lots of the Consolidated Shares which will arise upon

the Share Consolidation becoming effective, the Company has procured Enlighten Securities Limited to stand in the market to provide matching services on a best effort for the holders of odd lots of the Consolidated Shares during the period between Wednesday, 5 July and Wednesday, 26 July 2006. Holders of odd lots of the Consolidated Shares who wish to take advantage of this facility either to dispose of their odd lots of the Consolidated Shares or to top up to board lots of 5,000 Consolidated Shares may contact Mr Lee Wai Keung of Enlighten Securities Limited at telephone number (852) 2152 3382 of Room 3212-13, 32/F., The Center, 99 Queen's Road Central, Hong Kong as soon as possible during such period;

(d) with effect from 4:00 p.m. on Wednesday, 26 July 2006, trading will only be in the Consolidated Shares in board lots of 5,000 Consolidated Shares (in the form of new share certificates in purple colour) and the temporary counter for the trading in the Consolidated Shares in board lots of 1,250 Consolidated Shares (in the form of existing share certificates in blue colour) will be closed.

Shareholders should note that the matching service as mentioned in paragraph (c) above is on a "best efforts" basis only and successful matching of the sale and purchase of odd lots of Consolidated Shares in not guaranteed and will depend on there being adequate amount of odd lots of Consolidated Shares available for such matching.

Shareholders are recommended to consult their licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser if they are not sure about the matching service described above.

Trading in the Consolidated Shares represented by existing share certificates will cease after the trading hours on Wednesday, 26 July 2006. Existing share certificates for the Shares will only be valid for delivery and settlement in respect of trading for the period up to Wednesday, 26 July 2006 and thereafter **will not be acceptable for trading purposes**.

New share certificates in purple colour for the Consolidated Shares will be issued in order to distinguish them from existing share certificates in blue for the Shares.

Shareholders are advised to, during business hours from Wednesday, 21 June 2006 to Monday, 31 July 2006, submit their share certificates for the Shares to the Company's branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for exchange, free of charge, for certificates in respect of the Consolidated Shares. Thereafter, certificates for the Shares will continue to be good evidence of legal title and may be exchanged for certificates for the Consolidated Shares at any time but on payment of a fee of HK$2.50 (or such higher amounts as may from time to time be allowed by the Stock Exchange) for each new share certificate issued for the Consolidated Shares. A Shareholder will be entitled to aggregate his or her Shares registered in his or her name in order to obtain new share certificates in the board lot size of 5,000 Consolidated Shares.

It is expected that new share certificates for the Consolidated Shares will be available for collection on or after the 10th business day from the date of submission of the existing share certificates. Unless otherwise instructed, new share certificates for the Consolidated Shares will be issued in board lots of 5,000 Consolidated Shares.

Application for listing and dealings in Consolidated Shares

Application will be made to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Consolidated Shares in issue as a result of the Share Consolidation (including those resulting from the Open Offer and the Bonus Issue) and the Consolidated Shares which may fall to be issued upon the exercise of rights attaching to any option which may be granted under the Share Option Scheme.

No part of the share capital of the Company is listed or dealt in on any other stock exchanges other than the Stock Exchange and no such listing or permission to deal is being or is currently proposed to be sought from any other stock exchange.

Dealings in the Consolidated Shares on the branch register of members of the Company will be subject to Hong Kong stamp duty.

Subject to the granting of listing of, and permission to deal in, the Consolidated Shares on the Stock Exchange, the Consolidated Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Consolidated Shares on the Stock Exchange or such other date as determined by HKSCC. Settlements of transactions between participants of the Stock Exchange on any trading day are required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

EFFECTS ON THE SHAREHOLDING STRUCTURE

The following shows (i) the existing shareholding structure of the Company; (ii) the expected structure immediately after completion of the Open Offer and the Bonus Issue; and (iii) the expected structure immediately after completion of the Open Offer, the Bonus Issue and the Share Consolidation.

Scenario I: Assuming all Offer Shares and Bonus Shares are taken up by Qualifying Shareholders

Name of shareholder	Existing Shareholding		Immediately after completion of the Open Offer and Bonus Issue		Immediately after completion of the Open Offer, Bonus Issue and Share Consolidation	
	Number of Shares	approx. %	Number of Shares	approx. %	Number of Shares	approx. %
Major Shareholder	175,803,363	61.45	552,524,848	61.45	138,131,212	61.45
Interest of a Director	2,300,000	0.81	7,228,570	0.81	1,807,142	0.81
The public	107,965,281	37.74	339,319,461	37.74	84,829,865	37.74
Total	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

Scenario II: Assuming no Offer Shares and Bonus Shares are taken up by Qualifying Shareholders

Name of shareholder	Existing Shareholding		Immediately after completion of the Open Offer and Bonus Issue		Immediately after completion of the Open Offer, Bonus Issue and Share Consolidation	
	Number of Shares	approx. %	Number of Shares	approx. %	Number of Shares	approx. %
Major Shareholder	175,803,363	61.45	788,807,598	87.74	197,201,899	87.74
Interest of a Director	2,300,000	0.81	2,300,000	0.26	575,000	0.26
The public	107,965,281	37.74	107,965,281	12.00	26,991,320	12.00
Total	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

RESTORATION OF PUBLIC FLOAT

As shown under the section headed "Effects on the shareholding structure" above, immediately upon completion of the Open Offer and the Bonus Issue assuming none of the Qualifying Shareholders (save for the Major Shareholder) takes up any Offer Share and all the Offer Shares are taken up by the Major Shareholder pursuant to the Underwriting Agreement, the public float will drop to 12%.

The Major Shareholder and the Directors undertake that they will put in place necessary measures to ensure minimum public float is maintained upon completion of the Open Offer and Bonus Issue. In the event the minimum public float cannot be maintained on completion of the Open Offer and Bonus Issue, the Major Shareholder will place down part of the underwritten Offer Shares or disposing the Shares held by it to third parties independent of the Group and its connected persons (as defined under the Listing Rules) in order to restore the minimum public float.

In the event that the Company fails to maintain the minimum public float after the Open Offer and the Bonus Issue for whatever reasons, the Company will inform the Shareholders by way of an announcement.

The Stock Exchange has stated that it will closely monitor dealings in the shares of the Company on the Stock Exchange and if, upon completion of the Open Offer and the Bonus Issue, less than 25% of the Shares are held by the public or if the Stock Exchange believes that:

- a false market exists or may exist in the trading in the shares of the Company; or
- there are too few shares of the Company in public hands to maintain an orderly market;

then it will consider exercising its discretion to suspend trading in the shares of the Company until a sufficient public float is attained.

CAPITAL RAISING ACTIVITIES IN THE PAST 12 MONTHS

During the 12 months immediately before the date of the Announcement, the Group did not have any capital raising activities.

SGM

Set out on pages 136 to 140 of this circular is a notice of the SGM to be held at Unit 903–906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hunghom, Kowloon, Hong Kong at 11:00 a.m. on 30 May 2006 at which resolutions regarding the (i) Open Offer, (ii) Bonus Issue, (iii) Underwriting Agreement, (iv) Share Consolidation and (v) Amendment of the Bye-laws will be proposed to be considered and, if thought fit, be passed by the Shareholders or the Independent Shareholders (as the case may be).

In accordance with Rule 7.24(5)(a) of the Listing Rules, the Open Offer and the Bonus Issue are conditional upon approval by the Independent Shareholders at the SGM by a resolution on which any controlling shareholders and their associates or, where there are no controlling shareholders, Directors (excluding independent non-executive Directors) and the chief executive of the Company and their respective associates shall abstain from voting in favour of the relevant resolution at the SGM. Furthermore, since the Underwriter is a connected person of the Company and no excess application for the Open Offer is available, the Open Offer does not fall within the exempt connected transaction under Rule 14A.31 of the Listing Rules. As the aggregate consideration under the Underwriting Agreement (being the aggregate of the maximum amount of the subscription price for the underwritten shares payable by the Major Shareholder and the maximum amount of the underwriting commission receivable by the Major Shareholder) is more than 25% of the applicable percentage ratios, the Underwriting Agreement will therefore be subject to approval by the Independent Shareholders under Rule 14A.17 of the Listing Rules. Accordingly, the Open Offer and the Bonus Issue are conditional on approval of the Underwriting Agreement by the Independent Shareholders. Being the controlling shareholder of the Company and the Underwriter, the Major Shareholder and its associates will abstain from voting on the resolution to approve the Open Offer, the Bonus Issue and the Underwriting Agreement at the SGM. As at the Latest Practicable Date, the Major Shareholder held approximately 61.45% of the existing issued share capital of the Company and its associates have no shareholding in the Company.

Having made all reasonable enquiries, the Directors consider that there is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon the Major Shareholder; and (ii) no obligation or entitlement of Major Shareholder as at the Latest Practicable Date, whereby it has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its Shares to a third party, either generally or on a case-by-case basis. There is also no discrepancy between the beneficial shareholding interest of Major Shareholder in the Company as disclosed in this circular and the numbers of Shares in respect of which it will control or will be entitled to exercise control over the voting rights at the SGM.

The Independent Board Committee comprising the independent non-executive Directors has been appointed to make recommendations to the Independent Shareholders in respect of voting on the resolutions to approve the Underwriting Agreement, the Open Offer and, since the Bonus Issue and the Open Offer are inter-conditional, the Bonus Issue at the SGM. Barits has been appointed as an independent financial adviser to make recommendations to the Independent Board Committee and the Independent Shareholders in respect of the Underwriting Agreement, the Open Offer and the Bonus Issue.

Enclosed with this circular is a form of proxy for use at the SGM. You are requested to complete the form of proxy and return it to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof, whether or not you intend to be present in person at the SGM. The completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjournment thereof should you so wish.

PROCEDURE FOR DEMANDING A POLL

Pursuant to Bye-law 66 of the Bye-laws, a resolution put to the vote at a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of the meeting; or

(b) by at least three members present in person or, in case of a member being a corporation, by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or, in case of a member being a corporation, by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by any member or members present in person or, in case of a member being a corporation, by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting, being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

In relation to (i) the Open Offer and the Bonus Issue and (ii) the Underwriting Agreement, Barits considers that the terms of the Open Offer, the Bonus Issue and the Underwriting Agreement are fair and reasonable so far as the Shareholders are concerned.

The Independent Board Committee, having taken into account the advice of Barits, considers that the terms of the Open Offer, the Bonus Issue and the Underwriting Agreement are fair and reasonable so far as the Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Shareholders to vote in favour of the resolutions to approve Open Offer, the Bonus Issue and the Underwriting Agreement to be proposed at the SGM.

Your attention is drawn to the letter from the Independent Board Committee on page 31 and the letter from Barits set out on pages 32 to 68 of this circular.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in Appendix I, II and III to this circular.

Yours faithfully,
For and on behalf of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

The following is the text of the letter of recommendation, prepared for the purpose of incorporation in this circular, from the Independent Board Committee to the Independent Shareholders regarding the terms of the Open Offer, the Bonus Issue and the Underwriting Agreement:

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 760)

28 April 2006

To the Independent Shareholders

Dear Sir or Madam,

PROPOSED OPEN OFFER AND BONUS ISSUE AND THE UNDERWRITING AGREEMENT

We refer to the circular of the Company dated 28 April 2006 (the "Circular") of which this letter forms part. Unless the context specifies otherwise, capitalized terms used herein have the same meanings as defined in the Circular.

We have been appointed by the Board as the Independent Board Committee to advise the Independent Shareholders as to whether the terms of the Open Offer, the Bonus Issue and the Underwriting Agreement are fair and reasonable insofar as the Independent Shareholders are concerned and whether the Open Offer, the Bonus Issue and the Underwriting Agreement are in the interest of the Company and the Shareholders as a whole. Barits has been appointed as the independent financial adviser to advise you and us in this respect.

RECOMMENDATION

We wish to draw your attention to the letter from the Board and the letter from Barits to the Independent Board Committee and the Independent Shareholders which contains its advice to us in relation to the Open Offer and the Bonus Issue, and the Underwriting Agreement as set out in the Circular.

Having taken into account the principal reasons and factors considered by, and the advice of, Barits as set out in its letter of advice on pages 32 to 68 of the Circular, we are of the opinion that the Open Offer, the Bonus Issue and the Underwriting Agreement are in the interests of the Company and the Shareholders as a whole and the terms of which are fair and reasonable insofar as the Company and the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolutions to be proposed at the SGM to approve the Open Offer, the Bonus Issue and the Underwriting Agreement.

Yours faithfully,
Independent Board Committee
Ng Wai Hung
Cheung Chung Leung, Richard
Wu Wang Li
Independent non-executive Directors

The following is the text of the letter of advice from Barits to the Independent Board Committee and the Independent Shareholders dated 28 April 2006 for incorporation in this circular.

BARITS SECURITIES (HONG KONG) LIMITED
Room 3406, 34/F
Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong

28 April 2006

To the Independent Board Committee and
the Independent Shareholders of
Tomorrow International Holdings Limited

Dear Sir,

(1) PROPOSED OPEN OFFER OF 357,585,805 NEW SHARES ON THE BASIS OF 5 OFFER SHARES FOR EVERY 4 EXISTING SHARES HELD ISSUED WITH 5 BONUS SHARES FOR EVERY 7 FULLY-PAID OFFER SHARES; AND (2) THE UNDERWRITING AGREEMENT

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of (i) the Open Offer and Bonus Issue; and (ii) the Underwriting Agreement, details of which are set out in the Announcement and this circular of which this letter forms part. Capitalised terms used in this letter shall have the same meanings ascribed to them in this circular unless the context otherwise requires.

Details of, among others, the terms and conditions of (i) the Open Offer and Bonus Issue; and (ii) the Underwriting Agreement are set out in the letter from the Board on pages 32 to 68 of this circular. Pursuant to the Open Offer and Bonus Issue, the Qualifying Shareholders will be provisionally allotted 5 Offer Shares for every 4 existing Shares held on the Record Date and payable in full upon acceptance, and the registered holders of fully-paid Offer Shares will be issued 5 Bonus Shares for every 7 fully-paid Offer Shares. The Company proposes to raise approximately HK$173.4 million, before expenses, by issuing 357,585,805 Offer Shares at a price of HK$0.485 per Offer Share by way of the Open Offer. The estimated net proceeds from the Open Offer are approximately HK$170 million, which are intended to be applied for future diversified investment opportunities when suitable projects are identified and for general working capital purpose.

As at the Latest Practicable Date, the Major Shareholder was interested in 175,803,363 existing Shares, representing approximately 61.45% of the existing issued share capital of the Company. Pursuant to the Underwriting Agreement, the Major Shareholder has

irrevocably undertaken to the Company during the period immediately after the Record Date and prior to the Final Acceptance Date not to dispose the 175,803,363 Shares and to accept or procure the acceptance of its full entitlement of 219,754,200 Offer Shares under the Open Offer and to underwrite the balance of any Offer Shares not taken up by the Qualifying Shareholders pursuant to the Underwriting Agreement.

In accordance with Rule 7.24(5)(a) of the Listing Rules, the Open Offer and the Bonus Issue are conditional upon approval by the Independent Shareholders at the SGM by a resolution on which any controlling shareholders and their associates or, where there are no controlling shareholders, the Directors (excluding independent non-executive Directors) and the chief executive of the Company and their respective associates shall abstain from voting in favour at the SGM. Given that (i) the Underwriter, being the Major Shareholder, is a connected person of the Company; and (ii) no excess application for the Open Offer is available, the Open Offer does not fall within the category of exempt connected transactions under Rule 14A.31 of the Listing Rules. As the aggregate consideration under the Underwriting Agreement (being the aggregate of the maximum amount of the subscription price for the underwritten Shares payable by the Major Shareholder and the maximum amount of the underwriting commission receivable by the Major Shareholder) is more than 25% of the applicable percentage ratios and the consideration is more than HK$10,000,000, the Underwriting Agreement will therefore be subject to approval by the Independent Shareholders under Rule 14A.17 of the Listing Rules. Accordingly, the Open Offer and the Bonus Issue are conditional on approval of the Underwriting Agreement by the Independent Shareholders. Being the controlling shareholder of the Company and the Underwriter, the Major Shareholder and its associates will abstain from voting on the resolution to approve the Open Offer, the Bonus Issue and the Underwriting Agreement at the SGM.

In order to facilitate the Open Offer by enabling the Company to allot and issue the Bonus Shares, which will only be issued to registered holders of the fully-paid Offer Shares, the Directors propose the Amendment of the Bye-laws to allow a distribution to Shareholders on a non pro-rata basis. Accordingly, a special resolution will be proposed at the SGM to approve the Amendment of the Bye-laws, the passing of which is one of the conditions of the Open Offer and the Bonus Issue. The Board also proposes the Share Consolidation, upon completion of the Open Offer and the Bonus Issue, involving a consolidation of every 4 Shares into one Consolidated Share. The Share Consolidation is conditional upon, amongst other things, the passing by the Shareholders of a resolution to approve the Share Consolidation at the SGM and the Open Offer and the Bonus Issue becoming unconditional and the Underwriting Agreement not being terminated by the Underwriter. Hence, the resolutions for the Share Consolidation and the Open Offer and the Bonus Issue are conditional upon the passing of the resolutions to approve the Amendment of the Bye-laws.

BASIS OF OUR OPINION

In formulating our opinion and advice, we have relied on the accuracy of the information and representations contained in this circular and information and facts provided to us by the Company, the Directors and the management of the Company. We have also assumed that all statements of belief and intention made by the Directors in this circular were reasonably made after due enquiry. We have assumed that all statements and representations made or referred to in this circular were true at the time they were made and continue to be true at the date of the SGM. We have no reason to doubt the truthfulness,

accuracy and completeness of the information and representations provided to us by the Company, the Directors and management of the Company and have no reason to doubt that any relevant material facts have been withheld or omitted.

We have reviewed, among other things, the published information of the Group, including the Group's audited financial statements for the four years ended 31 December 2005. We have discussed with the Directors the rationale of the Open Offer, the Bonus Issue and the funding requirement of the Group. We have also reviewed the past performance of the Share price since 1 January 2005 up to and including 27 February 2006, being the last trading date of the Shares on the Stock Exchange prior to the suspension of trading of Shares, to the Latest Practicable Date, as well as the open offers of 14 companies listed on the main board of the Stock Exchange announced during the period from 1 March 2005 up to and including 8 March 2006, being the one-year period prior to the Announcement. In addition, we have reviewed the principal terms of the Underwriting Agreement. We consider that we have reviewed sufficient information to reach an informed view and to justify our reliance on the accuracy of the information contained in this letter and to provide a reasonable basis for our opinion. We have not, however, conducted an independent investigation into the business affairs, financial position or future prospects of the Group nor have we carried out any independent verification of the information supplied.

We have not considered any tax implications on Qualifying Shareholders arising from the subscription for, holding of or dealing in the Offer Shares and the Bonus Shares or otherwise, since these are dependent on their individual circumstances. We will not accept responsibility for any tax effect on, or liabilities of, any person resulting from the subscription for, holding of or dealing in the Offer Shares and the Bonus Shares or otherwise. Qualifying Shareholders are urged to consult their own professional advisers if they are in doubt as to the investment value of the Offer Shares and the Bonus Shares or as to their individual tax position.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation to the Independent Board Committee and the Independent Shareholders in relation to the terms of (i) the Open Offer and the Bonus Issue; and (ii) the Underwriting Agreement, we have considered the following principal factors and reasons:

1. Principal factors considered

1.1 Financial review of the Group

The principal activity of the Company is investment holding. The Group's principal activities consist of the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing and the manufacture and sale of optical products.

1.1.1 Analysis on profit and loss accounts

Set out below is a summary of profit and loss accounts extracted from the audited consolidated results of the Group for the four years ended 31 December 2005:

	For the year ended 31 December			
	2005	**2004**	**2003**	**2002**
	(HK$'000)	*(HK$'000)*	*(HK$'000)*	*(HK$'000)*
	(Audited)	**(Audited) (restated)**	**(Audited)**	**(Audited)**
Turnover	553,871	691,136	722,782	741,077
Cost of sales	(473,975)	(599,715)	(621,877)	(578,723)
Gross profit	79,896	91,421	100,905	162,354
Gross profit margin	14.4%	13.2%	14.0%	21.9%
Other revenue	26,196	14,089	11,652	13,830
Distribution costs	(18,359)	(24,050)	(27,194)	(23,642)
Administrative expenses	(94,712)	(102,958)	(109,870)	(113,632)
Other operating expenses	(2,822)	(720)	(10,640)	(2,957)
Negative goodwill recognised as income	–	13,062	23,550	24,784
Gain/(loss) on disposal of properties held for sale	(143)	3,900	–	–
Gain on disposal of interest in subsidiaries, net	42,244	8,458	18,407	3,481
Surplus/(deficit) on revaluation of leasehold land and buildings, net	–	–	(1,015)	22
Reversal of previous revaluation deficits of leasehold buildings, net	5,270	3,346	–	–
Write back of over-provision/(provision) against properties held for sale	200	3,150	(2,967)	(2,200)
Gain on disposal of interests in associates	–	10,900	–	–
Provision against loans receivable	–	–	(20)	(1,480)
Gain on disposal of investment properties	2,715	–	–	–
Net loss arising from fair value change of investment properties	(490)	–	–	–
Profit from operating activities	39,995	20,598	2,808	60,560
Impairment loss on loan receivable	(45,000)	–	–	–
Share of profits less losses of associates	1,997	2,791	1,727	5,797
Profit/(loss) before taxation	(3,008)	23,389	4,535	66,357
Taxation	(1,520)	(452)	(1,778)	(4,675)
Profit/(loss) before minority interests	(4,528)	22,937	2,757	61,682
Minority interests	9,307	5,758	8,941	1,165
Net profit for the year	4,779	28,695	11,698	62,847
Net profit margin	0.9%	4.2%	1.6%	8.5%

(a) Overview

In 2003, the economic condition reached the trough during the first quarter upon the outbreak the war in Iraq. Fuelled by the outbreak of the Severe Acute Respiratory Syndrome ("SARS"), the Hong Kong economy confronted with a recession during the first half of the year. Owing to the SARS outbreak and the war in Iraq, the electronic products business of the Group deteriorated and the sales from the electronic products segment moderately decreased. The printed circuit boards ("PCB") business of the Group experienced a difficult time whilst the trading of listed equity securities and the provision of loan financing activities remained inactive. The outbreak of SARS and the war in Iraq also led to the decrease in sales order and lowered utilisation of the production facilities of Swank International Manufacturing Company Limited ("Swank"). The Group disposed of approximately 19.0% of interest in Swank to partly realise its investment in the optical industry while maintaining its control over Swank. The transaction gave rise to a total gain of approximately HK$16.0 million, of which approximately HK$7.4 million was booked in 2003 and the remaining gain was booked in 2004.

In 2004, the Hong Kong economy began to recover after the SARS had been over. Although the local retails and property markets together with the service industries were benefited from such recovery, the manufacturing and export businesses in Hong Kong continuously confronted with keen competition from the exporters in other Asian countries including the PRC. Coupled with the weakened US dollar currency and the rising oil prices and accordingly the weakened consumption power in the American market, the performance of the core business of the Group deteriorated in general. Following years of decline, the local property market revived at a fast pace during the year of 2004. To seize this opportunity, the Group invested in luxury residential properties. By the end of 2004, the Group recorded a valuation surplus of HK$9.7 million in respect of its investment properties.

In 2005, the manufacturing and export businesses of the Group faced the challenges of rising interest rates, energy costs and gradual rise in overhead costs in the PRC. The Group's core businesses confronted fierce market competition and endeavoured to maintain its competitiveness by means of price reduction. As substantial interest in Swank was disposed on 3 June 2005, only about five-month turnover was recorded for 2005. Despite that a gain of approximately HK$42.2 million was recorded as a result of such disposal, the Group on the other hand made a loan provision of HK$45 million which resulted in substantial decline in the net profit for 2005.

Upon our review on the financial performance of the Group for the four financial years ended 31 December 2005, we note that the Group reported a general decline in turnover and gross profit. Both the operating profit and net profit of the Group experienced a substantial decline in 2003 and bounced back in 2004 due to the effects brought about by exceptional items

including, among others, (i) the negative goodwill recognized as income arising from the acquisition of interest in Swank in 2002; (ii) gain on disposal of properties held for sale; (iii) gain on subsequent disposal of partial interest in Swank in 2003 to partly realise its investment in the optical business; (iv) surplus or deficit on revaluation of leasehold land and buildings; (v) provision made against properties held for sale; and (vi) gain on disposal of interests in associates. In 2005, gross profit of the Group continued to decline and the net profit of the Group substantially dropped primarily due to the impairment loss on loan receivable.

(b) Comparison between financial years of 2003 and 2002

In 2003, the Group recorded a turnover of approximately HK$722.8 million, representing a drop of approximately 2.4% when compared to the turnover of approximately HK$741.1 million in 2002. Gross profit of the Group decreased from approximately HK$162.4 million in 2002 to approximately HK$100.9 million in 2003, representing a drop of approximately 37.7%, whilst the gross profit margin of the Group reduced from approximately 21.9% in 2002 to approximately 14.0% in 2003. As advised by the Directors and mentioned above, the outbreak of SARS and the war in Iraq affected the overall economy negatively, thereby causing the drop in turnover and gross profit margin in 2003.

We note that other operating expenses of the Group substantially increased from approximately HK$3.0 million in 2002 to approximately HK$10.6 million in 2003, whereas other revenue reduced from approximately HK$13.8 million in 2002 to approximately HK$11.7 million in 2003. The Directors advised that such reduction in other revenue was mainly due to the decrease in interest income. As further advised by the Directors, other operating expenses for 2003 comprised of (i) provision of bad debt which amounted to approximately HK$7.4 million as made according to the accounting policies of the Company; (ii) retrenchment cost which mainly consisted of redundancy payment for Swank during implementation of cost control for Swank amounting to approximately HK$3.0 million; and (iii) loss on disposal of property of approximately HK$240,000. Notwithstanding the exceptional gain on disposal of partial interest in Swank, which was then a subsidiary of the Company, amounting to approximately HK$18.4 million, the operating profit in 2003 reduced to approximately HK$2.8 million, representing a substantial drop of approximately 95.4% as compared to that of the Group in 2002 of approximately HK$60.6 million. Furthermore, share of net profits of associates decreased from approximately HK$5.8 million in 2002 to approximately HK$1.7 million in 2003. As a result, the net profit of the Group decreased substantially by approximately 81.4% from approximately HK$62.8 million in 2002 to approximately HK$11.7 million in 2003.

(c) Comparison between the financial years of 2004 and 2003

In 2004, the Group recorded a turnover of approximately HK$691.1 million, representing a drop of approximately 4.4% when compared to the turnover of approximately HK$722.8 million in 2003. Gross profit of the Group decreased from approximately HK$100.9 million in 2003 to approximately HK$91.4 million in 2004, representing a drop of approximately 9.4%. Gross profit margin of the Group reduced from approximately 14.0% in 2003 to approximately 13.2% in 2004. Both the turnover and gross profit in 2004 continued the trend of decline as inherited from the previous year, which depicted the weakened performance in the principal business of the Group. As advised by the Directors, the drop in turnover of 2004 was due to keen market competition and price pressure from customers, and the decrease in gross profit margin was due to rising overhead costs in the PRC.

Notwithstanding the continuous decline in gross profit, the Group demonstrated an improvement in cost control. The aggregate amount of distribution costs, administrative expenses and other operating expenses decreased from approximately HK$147.7 million in 2003 to approximately HK$127.7 million in 2004. Other revenue increased from approximately HK$11.7 million in 2003 to approximately HK$14.1 million in 2004, mainly due to the increase in sales of obsolete inventories and raw materials. Reduction in the aforesaid costs and increase in other revenue, to a certain extent, provided an offsetting effect on the operating profit against the decline in gross profit in 2004, and such an effect was reinforced by other exceptional items including (i) gain on disposal of properties held for sale which amounted to approximately HK$3.9 million; (ii) reversal of previous revaluation deficits of leasehold buildings which amounted to approximately HK$3.3 million; (iii) write back of over-provision against properties held for sale which amounted to approximately HK$3.2 million; and (iv) gain on disposal of interests in associates which amounted to approximately HK$10.9 million. As a result, the operating profit of the Group increased substantially from approximately HK$2.8 million in 2003 to approximately HK$20.6 million in 2004. Net profit of the Group increased accordingly by approximately 145.3% from approximately HK$11.7 million in 2003 to approximately HK$28.7 million in 2004.

(d) Comparison between the financial years of 2005 and 2004

In 2005, the Group reported a turnover of approximately HK$553.9 million, representing a drop of approximately 19.9% when compared to the turnover of approximately HK$691.1 million in 2004. Gross profit of the Group decreased from approximately HK$91.4 million in 2004 to approximately HK$79.9 million in 2005, representing a drop of approximately 12.6%. Gross profit margin of the Group mildly increased from approximately 13.2% in 2004 to approximately 14.4% in 2005. As mentioned in the 2005 annual report of the Company, in spite of the decline

in turnover primarily resulted from fierce market competition and price pressure from customers, the Group remained vigilant in cost control and directed sales focus to industrial sectors which could offer higher margin, thereby leading to the mild increase in gross profit margin.

According to the 2005 annual report of the Company, in January 2005, Probest Holdings Inc. ("Probest"), a wholly-owned subsidiary of the Company, amongst others, entered into a sale and purchase agreement with China Time Investment Holdings Limited ("China Time") for the disposal of approximately 46.0% of equity interest of Swank (the "Disposal"). The completion of the Disposal took place on 3 June 2005 and the Group thereby realized a net gain of approximately HK$42.2 million.

Other revenue of the Group amounted to approximately HK$26.2 million, representing an increase of approximately 85.9% as compared to approximately HK$14.1 million in 2004. Such increase was primarily due to (i) the increase in bank interest income; (ii) gain on deregistration of subsidiaries; and (iii) other interests earned. Further, the Group succeeded in capturing the rallying sentiments in the Hong Kong property market and realized a gain of approximately HK$2.7 million upon disposal of certain investment properties. In spite of the operating profit of approximately HK$40.0 million as reported by the Group in 2005, which nearly doubled that of 2004, we noted that the Group has made an impairment loss on loan receivable which amounted to HK$45 million. As disclosed in the 2005 annual report of the Company, a loan agreement amounting to HK$50 million was signed between Active Base Limited ("Active Base"), a wholly owned subsidiary of the Company, and Moulin Global Eyecare Holdings Limited ("Moulin") during 2005. A debenture was also executed by Moulin in favour of Active Base. In June 2005, Moulin commenced legal proceedings in the High Court against Active Base claiming that the aforesaid loan agreement and debenture were unenforceable. In this regard, ongoing litigations are expected. The Group has accordingly made a provision of HK$45 million against the aforesaid loan for the sake of prudence.

Consequently, the Group's net profit substantially declined from approximately HK$28.7 million in 2004 to approximately HK$4.8 million in 2005, representing a decline of approximately 83.3%. Net profit margin of the Group accordingly decreased from approximately 4.2% to approximately 0.9%.

(e) Market environment and business prospects of the Group

According to an article recently released by Hong Kong Trade Development Council, despite that Hong Kong continues to be a popular sourcing centre for higher-end consumer products, competition intensified as long as other Asian suppliers have posed an increasing threat to Hong Kong's electronics exports. Competition from less advanced suppliers is

confined to low-end mass-market items and simple products, while more advanced competitors like Taiwan and Singapore have different product mixes from Hong Kong. On the other hand, the fast changing consumer pattern has resulted in low inventory levels in major export markets, requiring quick response for inventory replenishment. Product life cycles have also shortened amid the advancement in technology, leading to the need for more frequent changes to product features and cosmetic designs in order to lure consumers.

As disclosed in the 2005 interim report of the Company and upon discussion with the management of the Company, we understand that the Group intended to invest more resources in the research and development for the electronic product division by recruiting high caliber staff. Wireless application and radio-frequency products shall remain the major direction of the Group's development for this segment. With newly developed product lines, the Group is expected to be better positioned in its target markets with less price sensitivity and competition. For the segment of printed circuit board ("PCB"), the Group planned to expand the existing clientele and explore new customers in the European and U.S. markets, with a continual emphasis on profitable customer segments. In addition, the Group may consider to increase the manufacturing capacity by constructing new factory building and purchasing new equipment for the PCB segment. Although the Directors expressed their optimism and positive expectation for the optical industry, the Directors advised that the results of the optical products division shall not have material impact on the Group's overall results due to the insignificant shareholding of the Company of 5% in Swank after the Disposal. As further disclosed in the 2005 annual report of the Company, the Directors expected that the loan financing business will remain inactive in 2006. The Directors do not expect the Group's existing operations in general to bring much surprise to its financial performance in the near future.

Having regard to (i) general decrease in the turnover and gross profit of the existing businesses operated by the Group for the four years ended 31 December 2005; (ii) the fluctuation in net profit brought about by exceptional items during the four years ended 31 December 2005; and (iii) the Company's vision towards the prospects of the existing business, we are not in a position to conclude that there will be a breakthrough in the existing business operated by the Group.

1.1.2 Analysis on balance sheet

Set out below is a summary extracted from the audited consolidated balance sheet of the Group for the four years ended 31 December 2005:

	For the year ended 31 December			
	2005	**2004**	**2003**	**2002**
	(HK$'000)	*(HK$'000)*	*(HK$'000)*	*(HK$'000)*
	(Audited)	(Audited) (restated)	(Audited)	(Audited)
(1) Net profit	4,779	28,695	11,698	62,847
(2) Net asset value attributable to shareholders of the Group	784,113	739,651	698,215	688,077
Return on equity = (1)/(2)	**0.6%**	**3.9%**	**1.7%**	**9.1%**
(3) Current assets	594,650	635,798	725,510	676,241
(4) Current liabilities	132,044	155,907	191,046	136,492
Current Ratio = (3)/(4)	**4.50**	**4.08**	**3.80**	**4.95**
(5) Total liabilities	134,667	159,978	193,722	139,390
(6) Total assets	930,863	920,765	915,062	859,700
Gearing ratio = (5)/(6)	**14.5%**	**17.4%**	**21.2%**	**16.2%**

As illustrated in the above table, the net asset value of the Group amounted to approximately HK$784.1 million in 2005, representing an increase of approximately 6.0% as compared to approximately HK$739.7 million in 2004. Apart from the net profit of approximately HK$4.8 million generated in 2005, the Directors advised that such increment was due to (i) negative goodwill recognized as equity which amounted to approximately HK$27.0 million; (ii) increase in fair value of available-for-sale financial assets which amounted to approximately HK$15.6 million; and (iii) the net loss not recognized in the consolidated income statement as a result of exchange realignment which amounted to approximately HK$3.0 million. In 2004, the net asset value attributable to shareholders of the Group amounted to approximately HK$739.7 million, representing an increase of approximately 5.9% from approximately HK$698.2 million in 2003. Apart from the net profit of approximately HK$28.7 million, the increase in net asset value in 2004 was also attributable to (i) the opening adjustments of approximately HK$4.3 million due to the adoption of HKAS 17 which resulted in a change of accounting policy relating to leasehold land; (ii) the gain arising from revaluation of investment properties which amounted to approximately HK$8.0 million; and (iii) net gains not recognised in the consolidated income statement as a result of exchange realignment, which amounted to approximately HK$468,000. For 2003, the net asset value of approximately HK$698.2 million depicted a mild increase of approximately 1.5% from approximately HK$688.1 million in 2002. Such increase was mainly attributable to the net profit generated in 2003.

In terms of return on equity, calculated as a ratio of net profit for the year to net asset value as at the end of the corresponding year, the Group generally reported positive return rates which amounted to approximately 9.1% in 2002, approximately 1.7% in 2003, approximately 3.9% in 2004 and approximately 0.6% in 2005. The substantial drop in return on equity in 2005 was primarily a consequence of the considerable decline in net profit for the Group in 2005, details of which has been set out in the sub-section headed 1.1.1(d). In general, the return on equity of the Group moved up and down despite that it remained positive for the four years ended 31 December 2005.

The current ratio of the Group, calculated as a ratio of its total current assets to total current liabilities, was approximately 4.95 in 2002, approximately 3.80 in 2003, approximately 4.08 in 2004 and approximately 4.50 in 2005. Current ratio generally measures a company's ability to meet short-term debt obligations. The higher the ratio, the more liquid the company is. Given that the Group's current assets have been maintained well above its current liabilities for the past four years ended 31 December 2005, we consider that the Group should have no problem in meeting its short-term liabilities.

The gearing ratio of the Group, calculated as a ratio of its total liabilities to its total assets, was approximately 16.2% in 2002, approximately 21.2% in 2003, approximately 17.4% in 2004 and approximately 14.5% in 2005. We note that the gearing ratio for 2003 was comparatively higher as a result of the higher level of total liabilities, which amounted to approximately HK$193.7 million (2002: approximately HK$139.4 million). According to the 2003 annual report of the Company, such increase was primarily due to (i) the increase in accounts payable amounting to approximately HK$119.3 million (2002: approximately HK$71.1 million) which was mainly attributable to the lengthened credit terms offered by its suppliers; and (ii) the increase in due to associates which amounted to approximately HK$12.8 million (2002: approximately HK$8.8 million). As set out in the section headed "4. Indebtedness" in Appendix I to this circular, the Company was free of any borrowings as at the close of business on 28 February 2006 (being the latest practicable date for the purpose of the indebtedness statement prior to printing of this circular).

1.2 Reasons for the Open Offer and intended use of proceeds

As set out in the letter from the Board, the Company is actively seeking investment projects to diversify its business portfolio. The Company proposed to raise approximately HK$173.4 million, before expenses, by way of the Open Offer. The estimated net proceeds of the Open Offer, after deduction of expenses, are expected to amount to approximately HK$170 million and would be applied for future diversified investment opportunities when suitable projects are identified and for general working capital purpose. The Company intended to apply approximately HK$160 million for future investment projects and the balance of approximately HK$10 million as working capital.

As set out in the Letter from the Board, the Company has reviewed various investment projects, such as property investment in the PRC, but no negotiation has been finalised yet. We have further made enquiries with the Company on the details of the projects under negotiation and were informed that such negotiations were in the preliminary stage and may or may not proceed. We were also advised by the Company that it may be too early and misleading to disclose projects which are yet to be concluded. The Directors consider that funds raised through the Open Offer could serve as a readily available source to finance investment project(s) should appropriate opportunities arise in the future. For reference purpose, we were advised by the Directors that the Group had successfully seized the opportunity to invest in luxury residential properties for asset appreciation in view of the recovering property market in 2004, which is a kind of proven experience and track record of the Company in successfully deriving capital appreciation from its investment properties.

We have conducted some research on the general perception of the capital market. Upon further analysis and discussion with the management of the Company, we understand that property investment projects normally require considerable amount of capital for activation. In addition, projects of larger scale are normally accompanied with a higher potential for exit than projects of smaller scale which could be generally evidenced by the market appetite towards the initial public offerings completed in 2005. Among the 54 corporates which went listed on the main board of the Stock Exchange for fund raising in 2005, there were 33 corporates with market capitalisation of over HK$1 billion at the time of initial public offering. With a view to identifying investment opportunities of higher return or exit potential, the Company tends to procure investment projects of larger scale. In this regard, we consider that the Open Offer could provide the Company with a financial flexibility when funding requirements of the Group arise in future.

Apart from conducting research on the general perception of the capital market, we have also made enquiry with the Company on the procedures of screening projects. We understand that it has been the policy of the Company to conduct market research and feasibility study prior to proceeding with any further negotiations. If the Board preliminarily considers the opportunity under review viable, in particular, from the perspective of future return and exit potential, the Company will proceed with further negotiations and due diligence for an in-depth understanding on the project and terms of investment. We consider that the Company has already taken prudent measures to safeguard the interests of the Company and the Shareholders as a whole. In addition, as governed by the Listing Rules, it is the fiduciary duty of the Directors to apply such degree of skill, care and diligence as may reasonably be expected of a person of his knowledge and experience and holding his office within a listed issuer and to act honestly and in good faith in the interests of the company as a whole. We therefore have reasonable ground to believe that the Directors will ensure that proceeds from the Open Offer will be properly applied for the benefits of the Company and the Shareholders.

To better illustrate the historical performance of the Group and the business mix of the Group, we set out below a summary on segment results of the Group for (i) each of the four years ended 31 December 2005; and (ii) for each of the two six-month periods ended 30 June 2004 and 30 June 2005 respectively.

Segment	Year ended 31 December 2005		Year ended 31 December 2004		Year ended 31 December 2003		Year ended 31 December 2002	
	Segment results *HK$'000* (audited)	% of the Group's total net profit	Segment results *HK$'000* (audited) (restated)	% of the Group's total net profit	Segment results *HK$'000* (audited)	% of the Group's total net profit	Segment results *HK$'000* (audited)	% of the Group's total net profit
Manufacture and sale of electronic products	18,489	387%	17,288	60%	17,027	146%	39,250	62%
Manufacture and sale of printed circuit boards	(19,739)	-413%	(18,328)	-64%	(18,342)	-157%	(1,302)	-2%
Trading and distribution of electronic components and parts	(223)	-5%	683	2%	673	6%	2,336	4%
Trading of listed equity investments	(3,033)	-63%	(3,607)	-13%	(7,297)	-62%	(6,960)	-11%
Provision of loan financing	(4,032)	-84%	(5,800)	-20%	(9,177)	-78%	(11,448)	-18%
Manufacture and sale of optical products	(2,098)	-44%	(5,345)	-19%	(21,673)	-185%	8,712	14%
Total net profit of the Group *(Note)*	4,779		28,695		11,698		62,847	

Note: As certain items of the income statement could not be allocated to any of the segments, aggregation of segment results is not equal to the total net profit of the Group for the corresponding year, which is quoted herewith for reference only.

As demonstrated in the above table, the segment of manufacture and sale of electronic products had been outperforming the other five segments and reported segmental profits of approximately HK$39.3 million, approximately HK$17.0 million, approximately HK$17.3 million and approximately HK$18.5 million for each of the four years ended 31 December 2005 respectively. The segment of trading and distribution of electronic components and parts reported positive results during the three years ended 31 December 2004 but its contribution to the Group's results was comparatively less significant than that of the electronic products segment; and this segment reported net loss of approximately HK$223,000 in 2005. The segment of manufacture and sale of optical products recorded a net profit of approximately HK$8.7 million for the year ended 31 December 2002 but experienced a recession to a net loss of approximately HK$21.7 million for the year ended 31 December 2003. The loss-making position for this segment sustained for the two years ended 31 December 2005 which reported net losses of approximately HK$5.3 million and approximately HK$2.1 million respectively. Apart from the aforesaid three segments, the other three segments, namely, manufacture and sale of printed circuit boards, trading of listed equity investments and provision of loan financing, all reported negative results for each of the four years ended 31 December 2005.

As advised by the Directors, competition in the electronic products industry has become more vigorous in recent years and the profit margin for this segment has been on general decline, they therefore considered it commercially viable to diversify the

Group's business portfolio instead of expanding its existing business segments. On such basis, we consider that it is justifiable for the Company to make use of the proceeds from the Open Offer for potential investments in order to diversify its business portfolio and enlarge its income base, and we concur with the Directors that such a development direction is in the interest of the Company and the Shareholders as a whole. For reference purpose, we have computed that the profit margin for the electronic products segment, which amounted to approximately 9.0% in 2002, approximately 4.3% in 2003, approximately 4.4% in 2004 and approximately 4.8% in 2005.

From the annual reports of the Company, we note that Swank had contributed to the Group annual turnover of approximately HK$207.7 million, approximately HK$192.2 million, approximately HK$174.9 million and approximately HK$64.0 million in 2002, 2003, 2004 and 2005 respectively, accounting for approximately 28.0%, 26.6%, 25.3% and 11.6% of the Group's total turnover respectively. However, Swank's contribution to the Group's results had been negative since 2003 up to 3 June 2005 on which the Disposal was completed. Although the Disposal, as detailed in the sub-paragraph headed 1.1.1, could improve the net profit of the Group, we note that, on the other hand, a lower degree of diversification in the Group's business portfolio was resulted, which may intensify the Group's reliance on each of the remaining business segments. In other words, the elimination of the optical products segment would increase the extent of contribution, represented by percentage of both the turnover and profits, of each of the remaining five segments to the Group's turnover and profits. In this regard, we consider that it is reasonable for the Group to explore new investment opportunities to compensate for the reduced degree of business diversification of the Group as a result of the Disposal.

As discussed above, the Directors believe that there is a need to explore other investment opportunities with earning potentials in order to diversify the Group's existing business portfolio and income stream and to enhance Shareholders' value. As confirmed by the Directors, they had been in negotiations with independent third parties on possible investments. Despite the fact that there was no particular progress in relation to the negotiations as at the Latest Practicable Date, we understand from the Directors that they have been actively exploring opportunities to expand the Group's business scope and income base. The Directors have confirmed to us that they are fully aware of the risks involved in diversifying the Group's business and they have and will continue to exercise necessary and due care in accessing any investment opportunities. They have also confirmed to us that, save as disclosed, they at present have not identified any potential investments in which the Group will commit its capital, nor have they earmarked any particular amount of the Group's cash surplus for any possible investments. Nevertheless, the Directors consider that a wider capital base in the form of readily available cash buffer is necessary for the Group to capitalize on any future investment opportunities that the Directors consider appropriate.

However, Independent Shareholders should note that the aforesaid negotiations are in preliminary stage and may or may not proceed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares. As further confirmed by the Directors, the proceeds from the Open Offer will not be utilised in

any specific industry. We therefore cannot ensure that the proceeds from the Open Offer will eventually be applied in property investment. Nevertheless, Independent Shareholders should beware that the success of any future investments to be made by the Company relies mainly on the vision and the capability of the management of the Company. Independent Shareholders could also make reference to the history of the Company for the recent few years which recorded little write-off in investments.

As set out in the Letter from the Board, in the event that the Company cannot earmark any suitable investment upon completion of the Open Offer, the net proceeds from the Open Offer shall be deposited in bank temporarily as time deposit. We consider that such arrangement is fair and reasonable and in the interests of the Company and Shareholders as a whole.

1.3 Principal terms of the Open Offer and the Bonus Issue

For ease of reference, we duplicate and set out below the issue statistics from the letter from the Board:

Basis of the Open Offer	:	an assured entitlement of 5 Offer Shares for every 4 existing Shares held by the Qualifying Shareholders as at the close of business on the Record Date
Basis of the Bonus Issue	:	5 Bonus Shares for every 7 fully-paid Offer Shares
Subscription Price	:	HK$0.485 per Offer Share
Number of existing Shares in issue as at the Latest Practicable Date	:	286,068,644 Shares
Number of Offer Shares to be issued	:	357,585,805 Offer Shares
Number of Bonus Shares to be issued	:	not more than 255,418,430 Bonus Shares

As at the Latest Practicable Date, the Company has no derivatives, options, warrants and conversion rights or other similar rights which are convertible or exchangeable into Shares and has no intention to issue any new Share or any of the above securities before the Final Acceptance Date .

The Offer Shares represent approximately 125% of the existing issued share capital of the Company and approximately 39.8% of the issued share capital of the Company as enlarged by the Offer Shares and the Bonus Shares. The Bonus Shares represent approximately 89.3% of the existing issued share capital of the Company and approximately 28.4% of the issued share capital of the Company as enlarged by the Offer Shares and the Bonus Shares. As advised by the Directors, the Bonus Issue would serve to create additional incentive for the Qualifying Shareholders to take up

their assured entitlement under the Open Offer. On such basis and given that the Qualifying Shareholders who take up their entitlements under the Open Offer are entitled to take up the Bonus Shares, we are of the view that the Bonus Issue is fair and reasonable so far as the Shareholders are concerned.

As set out in the letter from the Board, the Subscription Price of $0.485 was arrived at after arm's length negotiation between the Company and the Major Shareholder with reference to the prevailing market price of the Shares between the range of HK$0.56 (being the lowest average closing price per Share within the last three calendar months before the date of the Announcement) to HK$0.70 (being the highest average closing price per Share within the last three calendar months before the date of the Announcement) under the prevailing market conditions and recent open offer cases.

The Subscription Price of HK$0.485 represents:

(i) a discount of approximately 13.4% to the closing price of HK$0.56 per Share quoted on the Stock Exchange on 27 February 2006, being the last trading day before the suspension of trading in the Shares pending the publication of the Announcement (the "Last Trading Date");

(ii) a premium of approximately 30.7% to the theoretical ex-entitlement price (after taking into consideration of the Bonus Issue) of HK$0.371 per Share based on the closing price per Share on the Last Trading Date;

(iii) a discount of approximately 81.2% to the audited net asset value per Share of HK$2.58 as at 31 December 2004; and

(iv) a discount of approximately 82.3% to the audited net asset value per Share of HK$2.74 as at 31 December 2005 prior to the Open Offer.

For reference purpose, we set out below the calculation of the theoretical ex-entitlement price of HK$0.371:

Theoretical ex-entitlement price (in HK$)

$$= \frac{\text{closing price on Last Trading Date} + 5/4 \times \text{Subscription Price}}{1 + 5/4 + (5/4 \times 5/7)}$$

$$= \frac{0.56 + 5/4 \times 0.485}{22/7}$$

$$= \frac{1.166}{3.14}$$

$$= 0.371$$

For those Shareholders who would participate in the Open Offer, they would effectively be entitled to approximately 1.25 Offer Shares and approximately 0.89 Bonus Shares for every Share they hold (without taking into account the Share Consolidation). Based on the total subscription monies under the Open Offer and taking

into account the aggregate of the Offer Shares and the Bonus Issue, the theoretical subscription price of each Offer Share (the "Theoretical Subscription Price") is approximately HK$0.283.

For reference purpose, we set out below the calculation of the Theoretical Subscription Price of each Offer Share, based on the aggregation of the Offer Shares and Bonus Issue:

Theoretical Subscription Price (in HK$)

$$= \frac{1.25 \text{ x Subscription price}}{1.25 + 0.89}$$

$$= 0.283$$

The Theoretical Subscription Price of HK$0.283 represents:

(i) a discount of approximately 49.5% to the closing price of HK$0.56 per Share quoted on the Stock Exchange on the Last Trading Date;

(ii) a discount of approximately 23.7% to the theoretical ex-entitlement price (after taking into consideration of the Bonus Issue) of HK$0.371 per Share based on the closing price per Share on the Last Trading Date;

(iii) a discount of approximately 89.0% to the latest audited net asset value attributable to shareholders per Share of HK$2.58 as at 31 December 2004; and

(iv) a discount of approximately 89.7% to the audited net asset value attributable to shareholders per Share of HK$2.74 as at 31 December 2005.

1.4 Share Performance

The following sets out the average daily closing prices, the monthly highest closing price and the monthly lowest closing price of the Shares during the period from 1 January 2005 to the Latest Practicable Date, excluding the periods from 21 January 2005 to 18 April 2005 (both days inclusive) and from 28 February 2006 to 8 March 2006 (both days inclusive) during which the trading of Shares was suspended (the "Review Period"):

Month	Highest price *(HK$)*	Lowest price *(HK$)*	Monthly average *(HK$)*
2005			
January *(Note 1)*	0.70	0.66	0.69
February *(Note 1)*	N/A	N/A	N/A
March *(Note 1)*	N/A	N/A	N/A
April *(Note 1)*	0.75	0.62	0.67
May	0.71	0.62	0.65
June	0.70	0.57	0.62
July	0.62	0.56	0.59
August	0.56	0.53	0.56
September	0.60	0.54	0.56
October	0.59	0.46	0.55
November	0.55	0.48	0.50
December	0.70	0.60	0.67
2006			
January	0.68	0.58	0.62
February *(Note 2)*	0.65	0.56	0.61
March *(Note 2)*	0.56	0.49	0.52
April (up to the Latest Practicable Date)	0.90	0.50	0.69

Source: Bloomberg

Notes:

1. Trading in the Shares was suspended on 21 January 2005 upon request by the Company. There was no trading in the Shares from 21 January 2005 until 19 April 2005, on which trading in the Shares was resumed. Days on which trading in the Shares were suspended are excluded in the calculation of highest price, lowest price and the monthly average.

2. Trading in the Shares was suspended on 28 February 2006 upon request by the Company. There was no trading in the Shares from 28 February 2006 until 9 March 2006, on which trading in the Shares was resumed. The calculation of highest price, lowest price and the monthly average only covered the period from (and inclusive of) 9 March 2006 up to (and inclusive of) 31 March 2006.

During the Review Period, the highest closing price and the lowest closing price of the Shares on the Stock Exchange were HK$0.90 on 25 April 2006 and HK$0.455 on 25 October 2005 respectively. The Subscription Price of HK$0.485 per Offer Share

represents a discount of approximately 46.1% to the highest closing price of the Shares during the Review Period and a premium of approximately 6.6% to the lowest closing price of the Shares during the Review Period. Taking into account the aggregation of the Offer Shares and the Bonus Shares to be issued under the Offer Share and the Bonus Issue respectively, the Theoretical Subscription Price of HK$0.283 per Offer Share represents a discount of approximately 68.6% and 37.8% to the highest and lowest closing price of the Shares during the Review Period respectively.

The following chart illustrates the closing price of the Shares on the Stock Exchange against the Subscription Price of HK$0.485 and the Theoretical Subscription Price of HK$0.283 during the Review Period.


Closing price (HK$)
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
Subscription Price (HK$0.485)
Theoretical Subscription Price (HK$0.283)
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
Latest Practicable Date
Month

Source: Bloomberg

Note: Each of the two shaded regions represents a period during which trading in Shares on the Stock Exchange was suspended, with (i) the first period being from (and inclusive of) 21 January 2005 to 18 April 2005; and (ii) the second period being from (and inclusive of) 28 February 2006 to 8 March 2006.

After the release of the Announcement, the closing price per Share moderately dropped to HK$0.53 on 10 March 2006, representing a decrease of approximately 5.4% when compared to HK$0.56 per Share as quoted on the Stock Exchange on the Last Trading Day. As at the Latest Practicable Date, the closing price of the Share as quoted on the Stock Exchange was HK$0.90.

The Subscription Price of HK$0.485 per Share represents:

(i) a discount of about 13.4% to the closing price of HK$0.56 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of about 20.5% to the average closing price of HK$0.61 per Share as quoted on the Stock Exchange for the last ten trading days up to and including the Last Trading Day;

(iii) a discount of about 21.8% to the average closing price of HK$0.62 per Share as quoted on the Stock Exchange for the last 30 trading days up to and including the Last Trading Day;

(iv) a discount of about 24.2% to the average closing price of HK$0.64 per Share as quoted on the Stock Exchange for the last 60 trading days up to and including the Last Trading Day;

(v) a discount of about 46.1% to the closing price of HK$0.90 per Share as quoted on the Stock Exchange on the Latest Practicable Date;

(vi) a discount of about 81.2% to the audited net asset value attributable to Shareholders per Share of HK$2.58 as at 31 December 2004; and

(vii) a discount of about 82.3% to the audited net asset value attributable to Shareholders per Share of HK$2.74 as at 31 December 2005 prior to the Open Offer.

The Theoretical Subscription Price of HK$0.283 per Share, which effectively takes into account the aggregation of the Open Offer and the Bonus Issue, represents:

(i) a discount of about 49.5% to the closing price of HK$0.56 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of about 53.6% to the average closing price of HK$0.61 per Share as quoted on the Stock Exchange for the last ten trading days up to and including the Last Trading Day;

(iii) a discount of about 54.4% to the average closing price of HK$0.62 per Share as quoted on the Stock Exchange for the last 30 trading days up to and including the Last Trading Day;

(iv) a discount of about 55.8% to the average closing price of HK$0.64 per Share as quoted on the Stock Exchange for the last 60 trading days up to and including the Last Trading Day;

(v) a discount of about 68.6% to the closing price of HK$0.90 per Share as quoted on the Stock Exchange on the Latest Practicable Date;

(vi) a discount of about 89.0% to the audited net asset value attributable to Shareholders per Share of HK$2.58 as at 31 December 2004; and

(vii) a discount of approximately 89.7% to the audited net asset value attributable to Shareholders per Share of HK$2.74 as at 31 December 2005.

Taking into consideration that (i) the Shares have been consistently trading at price levels well above the Subscription Price and the Theoretical Subscription Price during the Review Period; and (ii) the favorable discounts of the Subscription Price and Theoretical Subscription Price relative to the closing prices per Share prior to the Last Trading Day, which means that the Shareholders are offered an opportunity to subscribe for new Shares at a price considerably lower than the prevailing market price of the Shares. For illustration on the open offer cases recently announced in the market, please refer to the sub-paragraph headed 1.5. In this regard, we consider that the Subscription Price is set at a reasonable level and is favorable to the Shareholders.

Further, we have also reviewed the trading volume of the Shares during the Review Period. The following chart sets out the daily trading volume of the Shares on the Stock Exchange during the Review Period:


Number of Shares
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
Latest Practicable Date
Month

Source: Bloomberg

Note: Each of the two shaded regions represents a period during which trading in Shares on the Stock Exchange was suspended, with (i) the first period being from (and inclusive of) 21 January 2005 to 18 April 2005; and (ii) the second period being from (and inclusive of) 28 February 2006 to 8 March 2006.

The following sets out the highest, lowest and average daily trading volume of the Shares on the Stock Exchange during the Review Period, and the percentage of average daily trading volume as compared with the total number of Shares in issue prior to the completion of the Open Offer, the Bonus Issue and the Share Consolidation.

Month	**Highest daily trading volume** *(in number of Shares)*	**Lowest daily trading volume** *(in number of Shares)*	**Average daily trading volume** *(in number of Shares)*	**Percentage of average daily trading volume to total number of Shares in issue** *(%)* *(Note 1)*
2005				
January *(Note 2)*	1,091,000	0	99,214	0.035
February *(Note 2)*	N/A	N/A	N/A	N/A
March *(Note 2)*	N/A	N/A	N/A	N/A
April *(Note 2)*	167,000	0	65,591	0.023
May	1,020,000	0	72,402	0.025
June	1,380,000	0	150,573	0.053
July	464,200	0	48,040	0.017
August	140,200	0	23,661	0.008
September	500,000	0	51,905	0.018
October	532,000	0	62,330	0.022
November	1,150,000	0	77,818	0.027
December	558,000	0	93,810	0.033
2006				
January	111,000	0	21,547	0.008
February *(Note 3)*	2,265,000	0	179,095	0.063
March *(Note 3)*	1,251,000	20,000	517,718	0.181
April (up to the Latest Practicable Date)	4,165,200	394,000	1,942,120	0.679

Source: Bloomberg

Notes:

1. Based on the 286,068,644 Shares in issue as at the Latest Practicable Date

2. Trading in the Shares was suspended on 21 January 2005 upon request by the Company. There was no trading in the Shares from 21 January 2005 until 19 April 2005, on which trading in the Shares was resumed. Days on which trading in the Shares were suspended are excluded in the calculation of average daily turnover.

3. *Trading in the Shares was suspended on 28 February 2006 upon request by the Company. There was no trading in the Shares from 28 February 2006 until 9 March 2006, on which trading in the Shares was resumed. The calculation of average daily turnover only covered the period from (and inclusive of) 9 March 2006 up to (and inclusive of) 31 March 2006.*

As illustrated in the table above, the average daily trading volume of the Shares in each month during the Review Period was fairly thin and ranged from approximately 21,547 Shares to 1,942,120 Shares, or from only approximately 0.008% to 0.679% of the total number of Shares in issue as at the Latest Practicable Date. The highest daily trading volume during the Review Period, being 4,165,200 Shares on 19 April 2006, represented only approximately 1.456% of the Shares in issue as at the Latest Practicable Date. The average daily trading volume in June 2005, February 2006, March 2006 and April 2006 were comparatively higher and the Directors advised that they were not aware of any reasons for such movement. Furthermore, among the total of 330 trading days during the Review Period, there were 167 days on which no trading in the Shares on the Stock Exchange was recorded.

From 9 March 2006 to the Latest Practicable Date, the trading volume of the Shares remained thin and the proportion of the daily trading volume for this period to the Shares in issue as at the Latest Practicable Date ranged between approximately 0.007% to approximately 1.456%. Given the fairly low liquidity of the Shares, we are of the view that the trading price range may not necessarily be a reasonable representation of the price level in which the Company could expect to raise fund through further placing in the equity capital market. Independent Shareholders should note that it is uncertain as to whether the trading volume of the Shares may increase following completion of the Open Offer and the Bonus Issue.

1.5 Comparison with recent open offers

For comparison purpose, we have identified, to our best knowledge, 14 cases of open offer announced by companies that are listed on the main board of the Stock Exchange ("Comparable Open Offers") within one year prior to the date of the Announcement, details of which are set out below:

Company Name (Stock Code)	Date of announcement	Offer ratio	Subscription price per share *(HK$)*	Closing price of shares on the last trading day prior to the date of announcement *(HK$)*	Discount/ (premium) of subscription price to closing price *(%)*	Theoretical ex-entitlement price *(HK$)*	Discount/ (premium) of subscription price to theoretical ex-entitlement price *(%)*
Heng Tai Consumables Group Ltd. (197)	1/3/2006	2 for 5	0.75	1.43	47.60	1.24	39.50
Uni-Bio Science Group Ltd. (690)	15/2/2006	2 for 1	0.50	0.61	18.00	0.54	6.90
South Sea Petroleum Holdings Ltd. (76)	27/1/2006	1 for 2	0.20	0.34	41.18	0.29	31.03
Fortuna Int'l Holdings Ltd. (530)	27/1/2006	2 for 1	0.01	0.10	90.00	0.04	75.00
TCL Communication Technology Holdings Ltd. (2618)	22/12/2005	1 for 1	0.20	0.25	20.00	0.23	11.00

Company Name (Stock Code)	Date of announcement	Offer ratio	Subscription price per share *(HK$)*	Closing price of shares on the last trading day prior to the date of announcement *(HK$)*	Discount/ (premium) of subscription price to closing price *(%)*	Theoretical ex-entitlement price *(HK$)*	Discount/ (premium) of subscription price to theoretical ex-entitlement price *(%)*
Foundation Group Ltd. (1182)	18/10/2005	3 for 1	0.02	0.10	77.00	0.04	45.63
Earnest Investments Holdings Ltd. (339)	12/10/2005	8 for 1	0.10	1.08	90.70	0.21	52.40
United Power Investment Ltd. (674)	29/8/2005	1 for 1	0.15	0.46	67.39	0.31	50.82
Carico Holdings Ltd. (729) *(Note 1)*	5/8/2005	3 for 1	0.10	0.25	60.00	0.14	27.54
Shang Hua Holdings Ltd. (371)	7/7/2005	1 for 2	0.10	0.60	83.00	0.43	77.00
Sino Gas Group Ltd. (260)	30/5/2005	2 for 1	0.02	0.04	48.70	0.03	23.10
U-Right Int'l Holdings Ltd. (627)	23/5/2005	1 for 2	0.25	0.37	31.50	0.33	23.48
Ngai Hing Hong Co., Ltd. (1047)	11/5/2005	1 for 5	0.60	0.64	6.25	0.63	5.21
Omnicorp Ltd. (94)	7/4/2005	1 for 2	0.38	1.03	63.10	0.81	53.30
Highest					**90.70**		**77.00**
Lowest					**6.25**		**5.21**
Mean/Average					**53.17**		**37.28**
Median					**54.35**		**35.27**
Upper quartile average *(Note 2)*					**87.90**		**68.43**
Lower quartile average *(Note 3)*					**18.94**		**11.55**
The Company	**8/3/2006**	**5 for 4**	**Subscription Price: 0.485**	**0.56**	**13.4**	**0.371**	**(30.7)**
			Theoretical Subscription Price: 0.283	**0.56**	**49.5**	**0.371**	**23.7**

Source: The Stock Exchange

Notes:

1. Carico Holdings Limited was formerly known as Gorient (Holdings) Limited.

2. Upper quartile average represents the average of the 3 highest discount percentages.

3. Lower quartile average represents the average of the 4 lowest discount percentages.

As shown in the above table, the discounts of the subscription price of the 14 Comparable Open Offers to their respective closing price on the last trading day prior to their respective date of announcement (the "Market Closing Price Range") ranged from approximately 6.25% to approximately 90.70%, with the mean of approximately 53.17% and median of approximately 54.35%. The discounts of the subscription price of the Comparable Open Offers to their respective theoretical ex-entitlement prices per share based on the closing price per share on the last trading day prior to the date of announcement (the "Market Theoretical Price Range") ranged from approximately 5.21% to approximately 77.00%, with the mean of approximately 37.28% and median of approximately 35.27%.

We note that the discount of the Subscription Price to the closing price per Share on the Last Trading Day of approximately 13.4% lies within the Market Closing Price Range, yet is below both the mean and median of the Market Closing Price Range. Nonetheless, the Subscription Price represents a premium of approximately 30.7% to the theoretical ex-entitlement price per Share and is therefore not comparable to the discounts generally represented by the Comparable Open Offers. In this regard, we take into account the fact that, save for the Open Offer, none of the Comparable Open Offers is bundled with a bonus issue. After considering the aggregation of the Offer Shares and Bonus Shares, the theoretical subscription price per Share of approximately $0.283 (please refer to sub-paragraph 1.3 above for the detailed calculation) effectively represents a discount of approximately 49.5% to the closing price on the Last Trading Day, which lies within the Market Closing Price Range. Such discount is of a less extent than both the mean and median of the Market Closing Price Range but is considerably greater than the lower quartile average of approximately 18.94%. Further, the Theoretical Subscription Price represents a discount of approximately 23.7% to the theoretical ex-entitlement price per Share, which lies within the Market Theoretical Price Range. Likewise, such discount is of a less extent than both the mean and median of the Market Theoretical Price Range but is greater than the lower quartile average of approximately 11.55%.

As such, we consider that the pricing of the Open Offer, together with the Bonus Issue, is generally in line with that of the market practice as represented by other recently announced open offers and therefore fair and reasonable so far as the Shareholders are concerned.

1.6 Alternatives to the Open Offer

As stated in the letter from the Board, the Directors considered that debt financing was not the most appropriate choice to raise funds for future investment needs, as it would incur additional borrowing costs to the Company. Such costs were undesirable as long as the need for funding is not at a highly urgent stage. Instead, the Directors intended to raise fund through the equity capital market which can not only provide the Company with the financial flexibility for future development purpose, but also avoid unnecessarily high financing costs should the Company have to solicit funding in a short period of time. Meanwhile, the Directors have also considered from the perspective of Shareholders' interest and were aware that fund raising by way of placing shall have a dilution effect on the shareholding of the existing Shareholders.

Similar to an open offer, a rights issue is an offer to existing shareholders of a company to subscribe for or to purchase securities. One major difference between an open offer and a rights issue is that the rights received by shareholders under open offer are not transferable. Consequently, they cannot be bought and sold in the market and there is no method of trading in the nil-paid entitlements. Thus, other things being equal, a rights issue provides additional flexibility over an open offer in that the rights issue allows shareholders who do not want to participate in the cash call of the company to dispose of their entitlements in the market so as to compensate the dilution effect brought by the increase in the share capital, whereas an open offer does not offer a similar mechanism. Having regarded the features of rights issue as discussed above, we consider that a rights issue could provide additional flexibility in that non-participating Qualifying Shareholders can dispose of their nil-paid entitlements and, therefore, seems to be a more favourable offer method when compared with an open offer.

The Directors advised us that in determining the method of raising funds in the equity capital market, they have taken into account, among others, the relatively thin trading volume of the Shares and do not expect that there to be any strong or active market in any nil-paid entitlements which would have been provisionally allotted to Shareholders had the present fund raising method been a rights issue. In such circumstances and for alleviating the administrative burden of providing arrangement for trading in nil-paid rights, the Directors decided to proceed with the Open Offer. We have reviewed the trading volume of the Shares during the Review Period, and found that the highest daily trading volume during the Review Period represented only about 1.46% of the total issued share capital of the Company. In this regard, we concur with the Directors that historical trading volume of the Shares is one of the parameters that shall be considered in determining the method of fund raising for the Company. Given that the Open Offer, similar to a rights issue, could nonetheless provide equal opportunities to Qualifying Shareholders to participate in the capital enlargement of the Company on a pro-rata basis without loading the Company with an administrative burden arising from the arrangement of trading nil-paid rights, we consider that the Open Offer is an acceptable way to raise fund for the Group under the present circumstances.

1.7 Underwriting arrangement with no excess application

1.7.1 Principal terms of the Underwriting Agreement

The Major Shareholder, at the Latest Practicable Date, was interested in 175,803,363 Shares, representing approximately 61.45% of the existing issued share capital of the Company. As set out in the letter from the Board, to demonstrate its continual financial support to the Group, the Major Shareholder has irrevocably undertaken to the Company during the period immediately after the Record Date and prior to the Final Acceptance Date not to dispose the 175,803,363 Shares and to accept or procure the acceptance of its full entitlement of 219,754,200 Offer Shares under the Open Offer. Further, the Major Shareholder has agreed to underwrite the balance of any Offer Shares not taken up by the Qualifying Shareholders pursuant to the Underwriting Agreement. The Company

will pay to the Underwriter an underwriting commission calculated at 2.5% of the aggregate Subscription Price of the number of Offer Shares underwritten by the Underwriter. As advised by the Directors, such rate was determined by the Company and the Underwriter after arm's length negotiation with reference to the market rates at the range of 2% to 3%.

In practice, commercial underwriters normally spend time and efforts on risk assessment and having some insights into the target corporate before deciding whether to take up the obligation to underwrite the securities of that corporate. In such sense and taking into account the low price range and low liquidity of the Shares, we concur with the Directors that it is comparatively easier and more convenient to procure the Major Shareholder, who is more familiar with the operation and financial position of the Company, to take up the role as underwriter for the Open Offer. Meanwhile, the participation of the Major Shareholder as the Underwriter would be an indication of confidence and optimism in the Company and its prospect to other Shareholders.

Set out below is a table illustrating the underwriting arrangements of the Comparable Open Offers and whether they offer excess application:

Company name	Underwriter(s)	Underwriting commission	Excess application
Heng Tai Consumables Group Ltd. (197)	a commercial underwriter	2.50%	No
Uni-Bio Science Group Ltd. (690)	the controlling shareholder	2.00%	Yes
South Sea Petroleum Holdings Ltd. (76)	a connected person *(Note 1)* and a commercial underwriter	2.50%	Yes
Fortuna International Holdings Ltd. (530)	a commercial underwriter	1.00%	Yes
TCL Communication Technology Holdings Ltd. (2618)	a commercial underwriter	2.50%	Yes
Foundation Group Ltd. (1182)	a substantial shareholder and 2 commercial underwriters	1.00%	Yes
Earnest Investments Holdings Ltd. (339)	a commercial underwriter	1.50%	Yes
United Power Investment Ltd. (674)	the controlling shareholder and a commercial underwriter	0.28% *(Note 2)*	No
Carico Holdings Ltd. (729) *(Note 3)*	a commercial underwriter	3.00%	Yes

Company name	Underwriter(s)	Underwriting commission	Excess application
Shang Hua Holdings Ltd. (371)	a commercial underwriter	2.50%	Yes
Ngai Hing Hong Co., Ltd. (1047)	the controlling shareholder	1.00%	Yes
Sino Gas Group Ltd. (260)	a commercial underwriter	3.00%	Yes
U-Right International Holdings Ltd. (627)	the controlling shareholder	2.00%	Yes
Omnicorp Ltd. (94)	a commercial underwriter	2.50%	No
Highest	–	**3.00%**	–
Lowest	–	**0.28%**	–
Mean/Average	–	**1.95%**	–
Median	–	**2.25%**	–
Mode	–	**2.5%**	–
The Company	**the controlling shareholder**	**2.5%**	**No**

Source: The Stock Exchange

Notes:

1. One of the underwriters, Palmsville Equities Inc., is wholly owned by an executive director of South Sea Petroleum Holdings Limited and is therefore a connected person of the company.

2. Based on the commercial underwriter's commission of 1.5% for 135,000,000 underwritten shares and the controlling shareholder's zero commission for 592,738,593 underwritten shares, the weighted average of 0.28% is presented as the underwriting commission.

3. Carico Holdings Limited was formerly known as Gorient (Holdings) Limited.

As shown in the above table, among the 14 Comparable Open Offers, (i) 3 were solely underwritten by their respective controlling shareholder; (ii) 1 was underwritten by its controlling shareholder with a commercial underwriter; (iii) 1 was underwritten by a substantial shareholder with two commercial underwriters; and (iv) 1 was jointly underwritten by a connected person and a commercial underwriter. It is not uncommon for a company to procure its controlling shareholder or substantial shareholder to underwrite its open offer in return for an underwriting commission. We therefore consider the Company's choice of procuring the Major Shareholder as the underwriter for the Open Offer to be in line with normal market practice.

As illustrated in the above table, the commission rate of 2.5% receivable by the Underwriter under the Open Offer lies within the range between 0.28% and 3.00% for the underwriting commissions of the Comparable Open Offers. For reference purpose, the commission rate of 2.5% receivable by the Underwriter is above the mean of 1.95% and the median of 2.25%, yet is equal to the mode of 2.5% for the Comparable Open Offers.

We note that there are 6 cases among the Comparable Open Offers in which the underwriter (or one of the underwriters) is a connected person to the respective company, and the respective underwriting commission charged under these cases ranges from 0.28% to 2.5%. We also note that the underwriting commission of 2.5% receivable by the Underwriter lies on the high end of the aforesaid range, yet does not fall outside such range. We were confirmed by the Directors that (i) the underwriting commission has been determined by the Company and the Underwriter after arm's length negotiation with reference to the market rates at the range of 2% to 3%; and (ii) a commission normally rated and accepted by commercial underwriters in the market is proposed to be offered to the Underwriter. On such basis and having regard to the low liquidity of the Shares, which could be evidenced by the fact that the highest daily trading volume of the Shares during the Review Period represented only about 1.46% of the total issued share capital of the Company (please refer to sub-paragraph 1.4 above for details), we consider that the terms of the Underwriting Agreement is in general acceptable and therefore fair and reasonable so far as the Shareholders are concerned.

1.7.2 No excess application

The Open Offer does not entitle the Qualifying Shareholders to apply for any Offer Shares which are in excess of their assured entitlements. As set out in the letter from the Board, the Directors considered that the arrangement of application for excess Offer Shares would involve additional administrative work and costs for the Open Offer. The Major Shareholder, like other Qualifying Shareholders, would not be entitled to any excess application. However, in the event that any Qualifying Shareholders give up their right to take up their respective assured entitlement, the Major Shareholder is obliged to take up such Offer Shares under the Underwriting Agreement (please refer to the section headed "Underwriting Arrangement" in the letter from the Board) which would result in an increase of its shareholding in the Company.

Given that (i) the Underwriter is a connected person of the Company; and (ii) no excess application is available for the Open Offer, the Open Offer does not fall within the category of exempt connected transactions under Rule 14A.31 of the Listing Rules. We understand that the Major Shareholder will take up the excess Offer Shares under its obligation as the Underwriter in a passive manner only after the Qualifying Shareholders have selected not to accept their assured entitlements. The Qualifying Shareholders have the first right to select whether to accept their assured entitlement and, as a normal practice which commercial underwriters follow, the Major Shareholder is only required to take up those Offer

Shares not accepted by the Qualifying Shareholders. Whether the Major Shareholder will be required to discharge its obligation to take up the excess Offer Shares relies on the preference of the Qualifying Shareholders but not at the discretion of the Major Shareholder. We consider that the principle of the underwriting arrangement under the Open Offer makes no difference from a normal underwriting arrangement as generally accepted in the capital market. **However, Independent Shareholders should note that the Major Shareholder will have a chance to increase its shareholding in the Company by taking up the excess Offer Shares not taken up by the Qualifying Shareholders in its capacity as an underwriter at a discount to prevailing trading price of the Share whilst other Shareholders do not have such chance given that those Qualifying Shareholders who take up the Offer Shares are not entitled to further participate in the Open Offer due to the lack of arrangement for excess application and only the Major Shareholder has the opportunity to take up excess Offer Shares in its capacity as the Underwriter pursuant to the underwriting arrangement under the Open Offer.**

As illustrated in the above table, there are 3 cases among the 14 Comparable Open Offers that no application for excess Offer Shares is allowed for the Qualifying Shareholders. It could be demonstrated that it is not exceptional for a company to implement an open offer without excess application, which is permitted under the Listing Rules. We consider that the absence of excess application is not prejudicial after weighing between (i) the limited effect of enhancing the level of participation by the Qualifying Shareholders in the Open Offer had an excess application been arranged given the low liquidity of the Shares; (ii) the merits of alleviating the administrative burden and avoiding additional costs to be incurred without excess application.

As mentioned in the sub-section headed "1.3 Principal terms of the Open Offer and the Bonus Issue", for those Shareholders who would participate in the Open Offer, they would effectively be entitled to approximately 1.25 Offer Shares and approximately 0.89 Bonus Shares for every Share they hold (without taking into account the Share Consolidation). Based on the total subscription monies under the Open Offer and taking into account the aggregate of the Offer Shares and the Bonus Shares, the theoretical subscription price of each Offer Share is approximately HK$0.283. Although we cannot find any recent open offer cases which are exactly the same as the Open Offer, we consider that with the Bonus Issue the Open Offer is effectively indifferent from an open offer on a pro-rata basis of 2.14 offer shares to be issued at a price of HK$0.283 per Share for every existing Share held by the Qualifying Shareholders after taking into consideration the effective offer ratio and the theoretical subscription price of each Offer Share. However, Independent Shareholders should note that the Open Offer is one without excess application arrangement and for which the Major Shareholder is an underwriter. In this respect, the Open Offer is different from an ordinary open offer as the Major Shareholder is entitled to take up excess Offer Shares whilst other Qualifying Shareholders are not.

For reference purpose, we have also compared (i) the Theoretical Subscription Price against the prevailing market price of the Shares; and (ii) the discount of Theoretical Subscription Price against that of the Comparable Open Offer cases. Details of which have already been set out under the section headed "1.5 Comparison with recent open offers".

As only the Major Shareholder has the opportunity to take up excess Offer Shares in its capacity as the Underwriter, we consider that the underwriting arrangement in the absence of excess application under the Open Offer is not desirable from the angle of those Qualifying Shareholders who wish to further participate in the Open Offer by taking up excess Offer Shares after taking up their assured entitlements.

1.7.3 Approval by Independent Shareholders

Given that (i) the Underwriter, being the Major Shareholder, is a connected person of the Company; and (ii) no excess application for the Open Offer is available, the Open Offer does not fall within the exempt connected transaction under rule 14A.31 of the Listing Rules. As the aggregate consideration under the Underwriting Agreement (being the aggregate of the maximum amount of the subscription price for the underwritten Shares payable by the Major Shareholder and the maximum amount of the underwriting commission receivable by the Major Shareholder) is more than 25% of the applicable percentage ratios, the Underwriting Agreement will therefore be subject to approval by the Independent Shareholders under Rule 14A.17 of the Listing Rules.

Taking into consideration that:

(i) it is comparatively easier and more convenient for the Company to procure the Major Shareholder, who is more familiar with the operation and financial position of the Company, than a commercial underwriter to underwrite the Open Offer;

(ii) the Major Shareholder had shown its willingness to make a commitment to the future development of the Group by engaging as the Underwriter pursuant to the Underwriting Agreement;

(iii) the underwriting commission of 2.5% receivable by the Underwriter lies within the range of the commission rates of the Comparable Open Offers and is generally in line with the market practice;

(iv) the absence of excess application in an open offer is not exceptional in the market and permitted under the Listing Rules; and

(v) the Underwriting Agreement with no arrangement for excess application under the Open Offer is subject to approval by the Independent Shareholders at the SGM, which is a protective mechanism to safeguard the interests of the Company and the Shareholders as a whole,

we consider that the Underwriting Agreement is in general on normal commercial terms and is fair and reasonable so far as the Independent Shareholders are concerned.

However, Independent Shareholders should note that the Major Shareholder will have a chance to increase its shareholding in the Company by taking up the excess Offer Shares not taken up by the Qualifying Shareholders in its capacity as an underwriter at a discount to opportunity trading price of the Share whilst other Shareholders do not have such chance given that those Qualifying Shareholders who take up the Offer Shares are not entitled to further participate in the Open Offer and only the Major Shareholder has the opportunity to take up excess Offer Shares in its capacity as the Underwriter.

1.8 Potential dilution of percentage shareholding

The following sets out the existing shareholding structure of the Company and the expected structure immediately after completion of the Open Offer, the Bonus Issue and the Share Consolidation:

Scenario I: Assuming all Offer Shares and Bonus Shares are taken up by Qualifying Shareholders

Name of shareholder	**Existing Shareholding**		**Immediately after completion of the Open Offer and Bonus Issue**		**Immediately after completion of the Open Offer, Bonus Issue and the Share Consolidation**	
	Number of Shares	*% (Approx)*	*Number of Shares*	*% (Approx)*	*Number of Shares*	*% (Approx)*
Major Shareholder	175,803,363	61.45	552,524,848	61.45	138,131,212	61.45
Interest of a Director *(Note 1)*	2,300,000	0.81	7,228,570	0.81	1,807,142	0.81
The public	107,965,281	37.74	339,319,461	37.74	84,829,865	37.74
Total	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

Scenario II: Assuming no Offer Shares and Bonus Shares are taken up by Qualifying Shareholders

Name of shareholder	**Existing Shareholding**		**Immediately after completion of the Open Offer and Bonus Issue**		**Immediately after completion of the Open Offer, Bonus Issue and the Share Consolidation**	
	Number of Shares	*% (Approx)*	*Number of Shares*	*% (Approx)*	*Number of Shares*	*% (Approx)*
Major Shareholder	175,803,363	61.45	788,807,598	87.74	197,201,899	87.74
Interest of a Director *(Note 1)*	2,300,000	0.81	2,300,000	0.26	575,000	0.26
The public	107,965,281	37.74	107,965,281	12.00	26,991,320	12.00
Total	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

Note 1: As at the Latest Practicable Date, Mr. Yau Tak Wah, Paul, the chairman of the Company and an executive Director, was interested in 2,300,000 Shares.

As illustrated above, immediately upon completion of the Open Offer and the Bonus Issue, assuming none of the Qualifying Shareholders (save for the Major Shareholder) takes up any Offer Share and all the Offer Shares are taken up by the Major Shareholder pursuant to the Underwriting Agreement, the public float will decrease to approximately 12%.

The Major Shareholder and the Directors undertake that they will put in place necessary measures to ensure minimum public float is maintained upon completion of the Open Offer and Bonus Issue. Such measures will include the Major Shareholder placing down part of the Offer Shares underwritten by it or disposing the Shares held by it to third parties independent of the Group and its connected persons (as defined under the Listing Rules) upon completion of the Open Offer and Bonus Issue.

The Stock Exchange has stated that it will closely monitor dealings in the shares of the Company on the Stock Exchange and if, upon completion of the Open Offer and the Bonus Issue, less than 25% of the Shares are held by the public or if the Stock Exchange believes that (i) a false market exists or may exist in the trading in the shares of the Company; or (ii) there are too few shares of the Company in public hands to maintain an orderly market; then it will consider exercising its discretion to suspend trading in the shares of the Company until a sufficient public float is attained.

Due to the lack of entitlement to excess application, for those Non-Qualifying Shareholders who will not be entitled to take part in the Open Offer and the Qualifying Shareholders who do not accept the Open Offer, their shareholdings in the Company will be subject to a maximum dilution of approximately 68.2% upon completion of the Open Offer. Nevertheless, under the Open Offer, the Qualifying Shareholders are offered a chance to subscribe on a pro-rata basis for their Offer Shares at a relatively low price. In other words, the Qualifying Shareholders are, in any event, entitled to choose whether to accept or not to accept their provisional allotments at their own discretion. As such, we consider that the potential dilution in shareholding of the Qualifying Shareholders is not absolute but depends on the preference of the Qualifying Shareholders on whether to take up their assured entitlements.

1.9 Financial effects of the Open Offer

1.9.1 Net asset value

The estimated financial effect on the adjusted pro-forma consolidated net asset value of the Group immediately after completion of the Open Offer is summarised as follows:

	HK$ million
Audited net asset value attributable to Shareholders as at 31 December 2005	784
Add: Estimated net proceeds of the Open Offer *(Note 1)*	170
Adjusted pro-forma consolidated net asset value attributable to Shareholders after the Open Offer	954

	HK$
Net asset value attributable to Shareholders per Share as at 31 December 2005 prior to the Open Offer *(Note 2)*	2.74
Percentage of discount represented by the Subscription Price when compared to net asset value attributable to Shareholders per Share as at 31 December 2005 prior to the Open Offer	82.3%
Adjusted pro-forma consolidated net asset value attributable to Shareholders per Share after the Open Offer *(Note 3)*	1.06
Percentage of discount represented by the Subscription Price when compared to adjusted pro-forma consolidated net asset value attributable to Shareholders per Share after the Open Offer	54.2%

Notes:

1. Being the estimated net proceeds from the issue of 357,585,805 Offer Shares at HK$0.485 each.

2. Based on 286,068,644 Shares in issue as at the Latest Practicable Date.

3. Based on 899,072,879 Shares in issue upon completion of the Open Offer and the Bonus Issue.

4. For details, please refer to Appendix II to this circular, headed "Unaudited Pro Forma Financial Information".

Following completion of the Open Offer, the pro forma adjusted consolidated net asset value attributable to Shareholders is estimated to increase from approximately HK$784 million to HK$954 million, representing an increase of approximately HK$170 million or approximately 21.7%. As the Offer Shares are issued at a discount to the net asset value attributable to Shareholders per Share as at 31 December 2005, the unaudited pro forma adjusted consolidated net asset value attributable to Shareholders per Share is estimated to decrease from approximately HK$2.74 to approximately HK$1.06 immediately after completion of the Open Offer and the Bonus Issue, representing a decrease of approximately 61.3%. Should a Qualifying Shareholder take up his/her assured entitlement in full under the Open Offer, he/she is expected to experience an increment in net assets of the Group attributable to him/her given the enlargement in asset base as a result of the Open Offer and the Bonus Issue.

Taking into account the favorable discount of the Subscription Price to the net asset value attributable to Shareholders per Share as at 31 December 2005 prior to the Open Offer represents a valuable opportunity for Qualifying Shareholders to take up the Offer Shares at an attractive price while providing the Company with the required funding and given the potential increase in asset base of the Group, we concur with the Directors that the reduction in net asset value attributable to Shareholders per Share upon completion of the Open Offer to be acceptable.

1.9.2 Liquidity

As at 31 December 2005, the cash and cash equivalents, the total current assets and the total current liabilities of the Group amounted to approximately HK$396.8 million (2004: approximately HK$397.7 million), approximately HK$594.7 million (2004: approximately HK$635.8 million) and approximately HK$132.0 million (2004: approximately HK$155.9 million) respectively. The current ratio (being current assets/current liabilities) as at 31 December 2004 and that as at 31 December 2005, prior to completion of the Open Offer, were approximately 4.08 and 4.50 respectively. The net proceeds from the Open Offer, which are expected to be approximately HK$170 million, shall increase the cash reserve and the current assets of the Group, by the same amount. Upon completion of the Open Offer, the current ratio is expected to increase to approximately 5.79, on the basis that the amount of current liabilities remain unchanged. As such, we are of the view that the Open Offer is in the interest of the Company and the Shareholders as a whole.

1.9.3 Gearing ratio

As at 31 December 2005, the Group's audited total liabilities amounted to approximately HK$134.7 million. Provided that the total assets of the Group shall be increased by the net proceeds from the Open Offer, being approximately HK$170 million and on the basis that the amount of total liabilities remain unchanged, the gearing ratio of the Group (calculated as a ratio of total liabilities to total assets) would improve from approximately 14.5% to 12.2% after

completion of the Open Offer and the Bonus Issue. For reference purpose only, there should be no impact on the contingent liabilities as a result of the Open Offer and the Bonus Issue.

2. Recommendation

2.1 The Open Offer

Having considered the above principal factors and reasons, in particular:

(i) the net proceeds from the Open Offer will serve as a readily available source of funds to finance the Group's future investment needs without loading the Group with borrowing costs and meanwhile, allowing the Qualifying Shareholders to maintain their proportionate interest in the Company;

(ii) the unstable performance of the existing business segments of the Group during the four years ended 31 December 2005, coupled with the Disposal which lowered the degree of diversification of the Group's business portfolio, together necessitate the Group to seek new investment projects to diversify its business portfolio and broaden its income base; and

(iii) the Subscription Price and the Theoretical Subscription Price are generally at a favorable discount to the Share price during the Review Period and such discounts are in line with that for other recently announced Open Offers,

we consider that the terms of the Open Offer are fair and reasonable so far as the Independent Shareholders are concerned and that the Open Offer is generally in the interests of the Company and the Shareholders as a whole. We therefore recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the SGM to approve the Open Offer and the Bonus Issue.

2.2 The Underwriting Agreement in the absence of arrangement for excess application

Having considered the above principal factors and reasons, in particular:

(i) it is comparatively easier for the Company to procure the Major Shareholder to underwrite the Open Offer given the low price range and the low liquidity of the Shares;

(ii) the commission receivable by the Underwriter under the Underwriting Agreement is determined at a rate which is in line with the market practice;

(iii) the absence of arrangement for excess application is not exceptional and not prejudicial; and

(iv) the Underwriting Agreement will be subject to approval by the Independent Shareholders,

we consider that the Underwriting Agreement is on normal commercial terms and is fair and reasonable so far as the Independent Shareholders are concerned notwithstanding that the underwriting arrangement in the absence of excess application arrangement under the Open Offer is not too desirable from the angle of those Qualifying Shareholders who wish to further participate in the Open Offer by taking up excess Offer Shares after taking up their assured entitlements. We therefore recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the SGM to approve the Underwriting Agreement.

Yours faithfully,
For and on behalf of
Barits Securities (Hong Kong) Limited
Terence Hong **Alfred Wong**
Managing Director *Executive Director*

1. FINANCIAL SUMMARY

The following table summarises the results, assets and liabilities of the Group for each of the four financial years ended 31 December 2005 which were extracted from the audited financial statements published by the Group.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	For the year ended 31 December			
	2005	**2004**	**2003**	**2002**
	HK$'000	*HK$'000* *(restated)*	*HK$'000*	*HK$'000*
Turnover	553,871	691,136	722,782	741,077
(Loss)/Profit before tax	(3,008)	23,389	4,535	66,357
Taxation	(1,520)	(452)	(1,778)	(4,675)
(Loss)/Profit before minority interests	(4,528)	22,937	2,757	61,682
Minority interests	9,307	5,758	8,941	1,165
Profit for the year attributable to equity holders of the Company	4,779	28,695	11,698	62,847
Earning per Share Basic *(HK$ cent)*	1.67	10.03	4.09	22.30
Diluted	N/A	N/A	N/A	22.24

Assets and liabilities

	As at 31 December			
	2005	**2004**	**2003**	**2002**
	HK$'000	*HK$'000* *(restated)*	*HK$'000*	*HK$'000*
Total assets	930,863	920,765	915,062	859,700
Total liabilities	134,667	159,978	193,722	139,390
Net assets	796,196	760,787	721,340	720,310

2. AUDITORS' REPORT AND FINANCIAL STATEMENTS OF THE COMPANY

Set out below are the full texts of the auditors' report and the audited financial statements of the Group for the year ended 31 December 2005 as extracted from the 2005 annual report of the Company. Reference to page numbers in the auditors' report is to the page numbers of the 2005 annual report of the Company.

CCIF
CCIF CPA LIMITED
37/F Hennessy Centre
500 Hennessy Road
Causeway Bay Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF TOMORROW INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with Limited Liability)

We have audited the financial statements on pages 20 to 77 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free

from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of its loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

CCIF CPA Limited
Certified Public Accountants
Hong Kong, 13 April 2006

Choi Man On, Andy
Practising Certificate Number P02410

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2005

	Note	2005 HK$'000	2004 HK$'000
TURNOVER	8	553,871	691,136
COST OF SALES		(473,975)	(599,715)
GROSS PROFIT		79,896	91,421
Other revenue	9	26,196	14,089
Negative goodwill recognised as income		–	13,062
(Loss)/Gain on disposal of properties held for sale		(143)	3,900
Gain on disposal of controlling interest in Swank	36	42,244	–
Gain on disposal of partial interest in Swank		–	8,458
Gain on disposal of investment properties		2,715	–
Reversal of previous revaluation deficits of leasehold buildings, net		5,270	3,346
Write back of over-provision against properties held for sale		200	3,150
Gain on disposal of interests in associates		–	10,900
Net loss arising from fair value change of investment properties		(490)	–
Distribution costs		(18,359)	(24,050)
Administrative expenses		(94,712)	(102,958)
Other operating expenses		(2,822)	(720)
PROFIT FROM OPERATING ACTIVITIES	10	39,995	20,598
Impairment loss on a loan receivable	25	(45,000)	–
Share of profits less losses of associates		1,997	2,791
(LOSS)/PROFIT BEFORE TAXATION		(3,008)	23,389
TAXATION	13	(1,520)	(452)
(LOSS)/PROFIT FOR THE YEAR		(4,528)	22,937
Attributable to:			
Equity holders of the Company	14	4,779	28,695
Minority interests		(9,307)	(5,758)
		(4,528)	22,937
Earnings per share for profit attributable to the equity holders of the Company during the year	15		
Basic		1.67 cents	10.03 cents
Diluted		N/A	N/A

The notes on pages 27 to 77 form an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

31 December 2005

	Note	2005 HK$'000	2004 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	16	103,178	160,971
Leasehold land and land use rights	17	10,307	10,559
Investment properties	18	28,750	93,000
Negative goodwill	19	–	(27,284)
Interests in associates	21	156,892	37,220
Prepaid rental	22	1,903	2,640
Deferred product development costs	23	6,819	5,861
Available-for-sale financial assets	24	27,364	–
Loans receivable	25	1,000	2,000
		336,213	284,967
Current assets			
Cash and cash equivalents	26	396,775	397,724
Properties held for sale	27	6,200	6,000
Short term investments	28	–	7,491
Financial assets at fair value through profit or loss	28	2,465	–
Inventories	29	67,540	89,410
Accounts receivable	30	62,892	115,889
Bills receivable		–	574
Loans receivable	25	6,046	1,067
Interest receivable on loans		12	19
Prepayments, deposits and other receivables	31	52,720	17,624
		594,650	635,798
LIABILITIES			
Current liabilities			
Accounts payable	32	71,658	92,704
Amounts due to associates	21	–	12,647
Other payables and accruals		40,017	30,423
Tax payable		20,369	20,133
		132,044	155,907
Net current assets		462,606	479,891
Total assets less current liabilities		798,819	764,858

	Note	2005 HK$'000	2004 HK$'000
Non-current liabilities			
Provision for long service payments	*33*	570	949
Deferred tax liabilities	*34*	2,053	3,122
		2,623	4,071
NET ASSETS		796,196	760,787
CAPITAL AND RESERVES			
Issued capital	*35*	2,861	2,861
Reserves	*38(a)*	781,252	736,790
Equity attributable to equity holders of the Company		784,113	739,651
Minority interests		12,083	21,136
Total equity		796,196	760,787

Approved and authorised for issue by the board of directors on 13 April 2006.

On behalf of the board

Yau Tak Wah, Paul
Director

Louie Mei Po
Director

The notes on pages 27 to 77 form an integral part of these financial statements.

BALANCE SHEET
31 December 2005

	Note	2005 HK$'000	2004 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	16	7	27
Interests in subsidiaries	20	350,360	331,772
		350,367	331,799
Current assets			
Prepayments, deposits and other receivables		980	853
Tax recoverable		14	14
Cash and cash equivalents	26	264,062	276,973
		265,056	277,840
LIABILITIES			
Current liabilities			
Other payables and accruals		1,889	1,606
Net current assets		263,167	276,234
Total assets less current liabilities		613,534	608,033
Non-current liabilities			
Provision for long service payments	33	230	230
NET ASSETS		613,304	607,803
CAPITAL AND RESERVES			
Issued capital	35	2,861	2,861
Reserves	38(b)	610,443	604,942
Total equity		613,304	607,803

Approved and authorised for issue by the board of directors on 13 April 2006

On behalf of the board

Yau Tak Wah, Paul
Director

Louie Mei Po
Director

The notes on pages 27 to 77 form an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2005

	Attributable to equity holders of the Company												
	Share capital *HK$'000*	Share premium *HK$'000*	Exchange fluctuation reserve *HK$'000*	Capital reserve *HK$'000*	Contributed surplus *HK$'000*	Capital redemption reserve *HK$'000*	Property revaluation reserve *HK$'000*	Investment property reserve *HK$'000*	Revaluation reserve for available-for-sale financial assets *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*	Minority interests *HK$'000*	Total equity *HK$'000*
As 31 December 2003 and 1 January 2004													
– as previously reported	2,861	200,556	1,474	801	283,208	77	–	–	–	209,238	698,215	23,126	721,341
– opening adjustments for the adoption of HKAS 17	–	–	–	–	–	–	–	–	–	4,310	4,310	–	4,310
As restated	2,861	200,556	1,474	801	283,208	77	–	–	–	213,548	702,525	23,126	725,651
Arising from revaluation of investment properties	–	–	–	–	–	–	–	7,963	–	–	7,963	–	7,963
Increase in fair value of available-for-sale financial assets	–	–	–	–	–	–	–	–	–	–	–	–	–
Exchange realignment	–	–	468	–	–	–	–	–	–	–	468	31	499
Net gains and losses not recognised in the income statements	–	–	468	–	–	–	–	7,963	–	–	8,431	31	8,462
Partial disposal of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	3,737	3,737
Net profit/(loss) for the year	–	–	–	–	–	–	–	–	–	28,695	28,695	(5,758)	22,937
At 31 December 2004 and 1 January 2005	2,861	200,556	1,942	801	283,208	77	–	7,963	–	242,243	739,651	21,136	760,787
– Opening adjustments for the adoption of													
– HKAS 40	–	–	–	–	–	–	–	(7,963)	–	7,963	–	–	–
– HKFRS 3	–	–	–	–	–	–	–	–	–	27,030	27,030	254	27,284
As restated	2,861	200,556	1,942	801	283,208	77	–	–	–	277,236	766,681	21,390	788,071
Arising from revaluation of leasehold buildings	–	–	–	–	–	–	6	–	–	–	6	–	6
Increase in fair value of available-for-sale financial assets	–	–	–	–	–	–	–	–	15,620	–	15,620	–	15,620
Exchange realignment	–	–	(2,973)	–	–	–	–	–	–	–	(2,973)	–	(2,973)
Net gains and losses not recognised in the income statement	–	–	(2,973)	–	–	–	6	–	15,620	–	12,653	–	12,653
Net profit/(loss) for the year	–	–	–	–	–	–	–	–	–	4,779	4,779	(9,307)	(4,528)
At 31 December 2005	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
Share capital and reserves retained by:													
Company and its subsidiaries	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
Associates	–	–	–	–	–	–	–	–	–	–	–	–	–
At 31 December 2005	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
Company and its subsidiaries	2,861	200,556	1,942	801	283,208	77	–	7,963	–	233,079	730,487	21,136	751,623
Associates	–	–	–	–	–	–	–	–	–	9,164	9,164	–	9,164
At 31 December 2004	2,861	200,556	1,942	801	283,208	77	–	7,963	–	242,243	739,651	21,136	760,787

The notes on pages 27 to 77 form an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2005

	Note	2005 HK$'000	2004 HK$'000
(LOSS)/PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION		(3,008)	23,389
Adjustments for:			
Reversal of previous revaluation deficits of leasehold buildings, net		(5,270)	(3,346)
Write back of provision against properties held for sale		(200)	(3,150)
Share of profits less losses of associates		(1,997)	(2,791)
Bank interest income		(9,025)	(1,575)
Other interests earned		(7,102)	–
Dividend income from short term investments		(106)	(363)
Negative goodwill recognised as income		–	(13,062)
Gain on disposal of controlling interest in Swank		(42,244)	–
Gain on disposal of partial interest in Swank		–	(8,458)
Gain on deregistration of subsidiaries		(2,973)	–
Gain on disposal of interest in associates		–	(10,900)
Loss/(gain) on disposal of properties held for sale		143	(3,900)
Depreciation		26,539	35,347
Amortisation of leasehold land and land use rights		252	252
Amortisation of prepaid rental		737	737
Amortisation of deferred product development costs		1,641	1,421
Write back of provision for impairment loss on accounts receivable		–	(1,090)
Provision against inventories		1,190	289
Provision for impairment loss on a loan receivable		45,000	–
Loss/(gain) on disposal of fixed assets		44	(21)
Exchange difference		–	(184)
Gain on disposal of short term investments		(72)	–
Gain on disposal of investment properties		(2,715)	–
Net loss arising from fair value change of investment properties		490	–
Operating profit before working capital changes		1,324	12,595
Additions to deferred product development costs		(2,599)	(2,499)
(Increase)/decrease in balances with associates, net		(2,183)	3,648
Decrease/(increase) in short term investment		4,122	(7,491)
Decrease in accounts receivable		9,081	25,617
Decrease in bills receivable		574	1,307
(Increase)/decrease in loans receivable		(48,979)	9,254
(Decrease)/increase in interest receivable on loans		7	(7)

	Note	2005 HK$'000	2004 HK$'000
(Increase)/decrease in prepayments, deposits and other receivables		(20,156)	12,417
Increase in inventories		(6,542)	(11,789)
Decrease in accounts payable		(683)	(26,571)
Increase/(decrease) in other payables and accruals		19,508	(7,199)
Decrease in provision for long services payments		–	(294)
Cash (used)/generated from operations		(46,526)	8,988
Interest received		9,025	1,575
Income tax paid		(1,503)	(1,687)
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES		(39,004)	8,876
INVESTING ACTIVITIES			
Dividend received from short term investments		106	363
Purchase of property, plant and equipment		(9,632)	(13,956)
Purchase of investment properties		(6,740)	(83,348)
Net cash outflow from disposal of controlling interest in Swank	36	(8,526)	–
Proceeds from disposal of partial interest in Swank		–	12,088
Proceeds from disposal of investment properties		73,215	–
Purchase of available-for-sale financial assets		(11,744)	–
Proceeds from disposal of short term investments		976	–
Purchase of properties held for sale		(5,870)	(9,683)
Proceeds from disposal of properties held for sale		5,727	16,433
Proceeds from disposal of fixed assets		543	274
Refund of rental deposit		–	388
Dividends received from associates		–	5,000
Proceeds from disposal of interests in associates		–	4,700
NET CASH INFLOW/(OUTFLOW) FROM INVESTING ACTIVITIES		38,055	(67,741)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(949)	(58,865)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		397,724	456,589
CASH AND CASH EQUIVALENTS, END OF YEAR		396,775	397,724

The notes on pages 27 to 77 form an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENT

31 December 2005

1. BASIS OF PREPARATION

a) Principal activities

The principal activity of the Company is investment holding. During the year, the Group's principal activities consisted of the design development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards ("PCBs"), the trading and distribution of electronic components and parts, the trading of listed equity investments, the provision of loan financing, and the manufacture and sale of optical products. There were no significant changes in the nature of the Group's principal activities during the year.

b) Basis of consolidation

The Group financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any goodwill or capital reserve which was not previously charged or recognised in the consolidated income statement.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

2. CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has adopted, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are relevant to its operations. This includes the following new, revised and renamed standards:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings Per Share
HKAS 36	Impairment of Assets
HKAS 37	Provision, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement

HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Properties
HKAS-Int 15	Operating Leases-Incentives
HKAS-Int 21	Income taxes-recovery of revaluated non-depreciable assets
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations
HKFRS 4	Insurance Contracts

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 12, 14, 16, 18, 19, 21, 23, 24, 27, 33, 37, HKAS-Int 15, HKFRSs 2 and 4 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest and other disclosures.

- HKASs 2, 7, 8, 10, 12, 14, 16, 18, 19, 23, 27, 33, 37, HKAS-Int 15 and HKFRSs 2 and 4 had no material effect on the Group's policies.

- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard.

- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

a) HKAS 17 Leases

The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land was previously included in leasehold properties which are stated at fair value. In accordance with the provisions of HKAS 17, leasehold properties are split into a lease of land and a lease of building in proportion to the relative fair values of the interests in the land element and the building element of the lease at the inception of the lease. The lease premium for leasehold land is stated at cost and amortised over the period of the lease. HKAS 17 has been applied retrospectively.

Building portion of freehold and leasehold properties was previously stated at fair value. Following the adoption of HKAS 17 where leasehold land is subject to amortisation, the accounting policy on building is changed and buildings are now stated at valuation less accumulated depreciation and impairment. This change in accounting policy has been applied retrospectively.

b) HKAS 40 Investment Properties

In prior years, the Group stated its investment properties at valuation and recorded the increase in valuation to the investment properties revaluation reserve. Decreases in the valuation were first set off against increases on earlier valuations on a portfolio basis and thereafter are expensed in the income statement. Moreover, investment properties held on leases with unexpired period of 20 years or less were depreciated over the remaining period of the lease.

The adoption of HKAS 40 has led to the changes in the fair value of investment properties being recorded in the income statement and the investment properties are no longer subject to depreciation where the unexpired periods of the lease are 20 years or less.

HKAS 40 is applied prospectively from 1 January 2005. Under the transitional provision of HKAS 40, the amount held in the investment property reserve at 1 January 2005 has been transferred to the Group's retained profits.

c) HKAS-Int 21 Income taxes - recovery of revaluated non-depreciable assets

The adoption of revised HKAS-Int 21 has resulted in a change in the accounting policy relating to the deferred taxation of the Group's investment property. In accordance with the provision of HKAS-Int 21, the deferred tax liabilities arising from the revaluation of investment properties is

measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset is expected to be recovered through sale. The charge in accounting policy has been applied retrospectively.

d) HKAS 32 Financial Instruments: disclosure and presentation and HKAS 39 financial instruments: recognition and measurement

HKAS 32 and HKAS 39 establish principles for disclosure, presentation, recognition and measurement of financial instruments, including non-derivative financial assets, non-derivative financial liabilities and derivative instruments for hedging activities. The Group has adopted HKAS 32 and HKAS 39 prospectively from 1 January 2005.

Under HKAS 39, financial assets are classified as "financial asses at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in the income statement and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

e) HKFRS 3 Business combinations; HKAS 36 impairment of assets and HKAS 38 intangible assets

The adoption has resulted in a change in accounting policy for goodwill. Goodwill was previously amortised on a straight-line basis over a period not exceeding 20 years, and assessed for impairment at each balance sheet date.

Under HKFRS 3, goodwill is no longer amortised. Instead, it is tested for impairment annually, or more frequently, if events or changes in circumstances indicate a possible impairment. Any excess of fair value of assets and liabilities acquired over cost is recognised immediately as income under HKFRS 3. However, HKFRS 3 requires, if an entity previously recognised goodwill as a deduction from equity, it shall not recognise that goodwill in the income statement when it disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired. There is no transitional arrangement for goodwill which has previously been eliminated against reserves as a matter of accounting policy.

HKFRS 3 is applied prospectively from 1 January 2005. Under the transitional provision of HKFRS 3, the Group has to cease amortisation of goodwill from 1 January 2005, and the negative goodwill previously recognised has to be derecognised as at 1 January 2005, with a corresponding adjustment to the opening retained profits.

f) New standards or interpretations that have been issued but are not yet effective

The Group has not early adopted the following Standards or interpretations that have been issued but are not yet effective. The adoption of such Standards and Interpretations will not result in substantial changes to the Group's accounting policies.

HKAS 1 (Amendment)	Capital Disclosures
HKAS 19 (Amendment)	Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendment)	Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts
HKFRS 7	Financial Instruments – Disclosures

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

a) Effect on the consolidated income statement for the year ended 31 December 2005 and 2004

			Effect of adopting			
	HKAS 17	HKAS 40	HKAS-Int 21	HKASs 32/39	HKFRS 3	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31 December 2005						
Increase in depreciation of property, plant and equipment	(418)	–	–	–	–	(418)
Decrease in amortisation of leasehold land and land use rights	97	–	–	–	–	97
Decrease in negative goodwill recognised as income	–	–	–	–	(13,062)	(13,062)
Decrease in reversal of previous revaluation deficits of leasehold buildings, net	(6)	–	–	–	–	(6)
Increase in net loss arising from fair value change of investment properties	–	(490)	–	–	–	(490)
Increase in deferred taxation in relation to fair value gains of investment properties	–	–	(620)	–	–	(620)
Decrease in deferred taxation in relation to disposal of investment properties	–	–	1,689	–	–	1,689
Decrease in profit for the year	(327)	(490)	1,069	–	(13,062)	(12,810)
Attributable to:						
Equity holders of the Company	(327)	(490)	1,069	–	(12,954)	(12,702)
Minority interests	–	–	–	–	(108)	(108)
	(327)	(490)	1,069	–	(13,062)	(12,810)

	HKAS 17	HKAS 40	Effect of adopting HKAS-Int 21	HKASs 32/39	HKFRS 3	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31 December 2004						
Increase in depreciation of property, plant and equipment	(333)	–	–	–	–	(333)
Decrease in amortisation of leasehold land and land use right	14	–	–	–	–	14
Decrease in reversal of previous revaluation deficits of leasehold buildings, net	(1,497)	–	–	–	–	(1,497)
Decrease in profit for the year	(1,816)	–	–	–	–	(1,816)
Attributable to:						
Equity holders of the Company	(1,816)	–	–	–	–	(1,816)
Minority interests	–	–	–	–	–	–
	(1,816)	–	–	–	–	(1,816)

b) **Effect on the consolidated balance sheet as at 31 December 2005 and 2004**

	Effect of adopting					
	HKAS 17	HKAS 40	HKAS-Int 21	HKASs 32/39	HKFRS 3	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at 31 December 2005						
Increase/(decrease) in:						
Assets						
Intangible assets	–	–	–	–	27,284	27,284
Available-for-sale financial assets	–	–	–	15,620	–	15,620
Property, plant and equipment	(418)	–	–	–	–	(418)
Leasehold land and land use rights	97	–	–	–	–	97
Liabilities						
Deferred tax liabilities	–	–	1,069	–	–	1,069
	(321)	–	1,069	15,620	27,284	43,652
Equity						
Property revaluation reserve	6	–	–	–	–	6
Investment property reserve	–	(7,473)	–	–	–	(7,473)
Revaluation reserve for available-for-sale financial assets	–	–	–	15,620	–	15,620
Retained profits	(327)	7,473	1,069	–	27,030	35,245
Minority interests	–	–	–	–	254	254
	(321)	–	1,069	15,620	27,284	43,652

	HKAS 17	HKAS 40	Effect of adopting HKAS-Int 21	HKASs 32/39	HKFRS 3	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at 31 December 2004						
Increase/(decrease) in:						
Assets						
Property, plant and equipment	(8,440)	–	–	–	–	(8,440)
Leasehold land and land use rights	10,559	–	–	–	–	10,559
Liabilities						
Deferred tax liabilities	–	–	(1,689)	–	–	(1,689)
	2,119	–	(1,689)	–	–	430
Equity						
Property revaluation reserve	(375)	–	–	–	–	(375)
Investment property reserve	–	–	(1,689)	–	–	(1,689)
Retained profits	2,494	–	–	–	–	2,494
	2,119	–	(1,689)	–	–	430

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with HKFRSs issued by the HKICPA and the disclosure requirements of the Companies Ordinance. The financial statements are prepared under the historical cost convention as modified by certain properties and financial instruments, which are measured at revalued amounts or fair values. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). A summary of the principal accounting policies adopted by the Group is set out below.

a) Subsidiaries

A subsidiary is a company in which the Group or Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors. Subsidiaries are considered to be controlled if the company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

Investments in subsidiaries in the balance sheet are stated at cost less provision, if necessary, for any permanent diminution in value. The results of subsidiaries are accounted to the extent of dividends received and receivable.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

b) Joint venture companies

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture company's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture company is treated as:

i) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture company;

ii) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company;

iii) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture company; and

iv) a financial asset, if the Group holds, directly or indirectly, less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

c) Associates

An associate is a company in which the Group or the Company has significant influence and which is neither a subsidiary nor a joint venture of the Group or the Company.

The investments in associates are stated at cost less impairment losses. The results of associates are accounted for to the extent of dividends received and receivable.

The investments in associates are accounted for in the consolidated balance sheet under the equity method whereby the investments are initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's or the Company's share of net assets of the associates. The results of the associates are accounted for in the consolidated income statement to the extent of the Group's or the Company's share of the associates' results of operation. However, when the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

d) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment. In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in the income statement.

On disposal of a cash generating unit, an associate or jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

e) Investment property

Investment properties are land and buildings which are owned or held under a leasehold interest to earn rental income and/or for capital appreciation. These include leasehold land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in the income statement.

f) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and any impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life. The principal annual rates used for this purpose are as follows:

Leasehold buildings	4%
Leasehold improvements	5 - 50%
Plant and machinery	6.67 - 20%
Furniture, fixtures and office equipment	10 - 20%
Motor vehicles	20%

Changes in the values of property, plant and equipment resulting from revaluations are dealt with, on an individual asset basis, as movements in the asset revaluation reserve. Deficits arising from revaluation, to the extent they cannot be offset against the revaluation surplus in respect of the same asset, are charged to the income statement. Any subsequent revaluation surplus is credited to income statement to the extent of the deficit previously charged.

The gain or loss on disposal or retirement of a property, plant and equipment recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset. On disposal or retirement, the attributable revaluation surplus not previously dealt with in retained profits is transferred directly to retained profits.

g) Impairment of assets

The Group's goodwill, other intangible assets and property, plant and equipment are subject to impairment testing.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill in particular is allocated to those cash-generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which management controls the related cash flows.

Individual assets or cash-generating units that include goodwill and other intangible assets with an indefinite useful life of those not yet available for use are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell and value in use, based on an internal discounted cash flow evaluation. Impairment losses recognised for cash-generating units, to which goodwill has been allocated, are credited initially to the carrying amount of goodwill. Any remaining impairment loss is charged pro rata to the other assets in the cash generating unit.

All assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

h) Properties held for sale

Properties held for sale are stated at the lower of carrying amount and net realisable value. Carrying amount is the lower of cost less impairment losses and valuation.

i) Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expenses when incurred.

Deferred development costs are stated at cost less any impairment losses and are amortised using the straight-line method over the commercial lives of the underlying products not exceeding seven years, commencing from the date when the products are put into commercial production.

j) Financial assets

From 1 January 2004 to 31 December 2004:

The Group classified its investments in equity securities held for trading purposes as short term investment and were stated at their fair values at the balance sheet date on an individual investment basis. Fair values are determined by reference to quoted market prices net of any discount which is deemed necessary by the directors to reflect the potential impact of the disposal of such shares in the case of substantial shareholdings. The gains or losses arising from changes in the fair value of a security are credited to or charged to the income statement in the period in which they arise.

From 1 January 2005 onwards:

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise financial assets held for trading and derivative financial instruments that are not designated and effective hedging instruments. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the income statement in the period in which they arise.

ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including accounts receivable, time deposits, staff housing loans and other receivables are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and a fixed date of maturity. Investments are classified as held-to-maturity if it is the intention of the Group's management to hold them until maturity. Held-to-maturity investments are subsequently measured at amortised cost using the effective interest method. In addition, if there is objective evidence that the investment has been impaired, the financial asset is measured at the present value of estimated cash flows. Any changes to the carrying amount of the investment are recognised in the income statement.

iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as such or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in the income statement. Any impairment losses on available-for-sale financial assets are recognised in the income statement. Impairment losses on available-for-sale equity investments will not be reversed in subsequent periods.

For available-for-sale equity investments that do not have a quotes market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not be reversed in subsequent periods.

k) Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss has two sub-categories, including financial liabilities held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

ii) Other financial liabilities

Other financial liabilities including bank and other borrowings, floating rate notes, fixed rate notes and zero coupon notes are subsequently measured at amortised cost, using the effective interest rate method.

iii) Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

l) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

m) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company or has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

n) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

o) Leases (as the lessee)

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is recognised at the time of inception of the lease at the present value of the lease payments plus incidental payment, if any, to be borne by the lessee. A corresponding amount is recognised as a finance lease liability, irrespective or whether some of these lease payments are payable up-front at the date of inception of the lease.

Subsequent accounting for assets held under finance lease agreement, i.e. depreciation methods and useful lives correspond to those applied to comparable acquired assets. The corresponding finance lease liability is reduced by lease payments less finance charges, which are expensed to finance costs.

All other leases are treated as operating lease agreements. Operating lease payments are recognised as an expense on a straight-line basis. Affiliated costs, such as maintenance and insurance, are expensed as incurred.

p) **Employee benefits**

Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilised by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

Employment Ordinance long service payments

Certain of the Group's employees have completed the required number of years of service to the Group in order to be eligible for long service payments under the Hong Kong Employment Ordinance in the event of the termination of their employment. The Group is liable to make such payments in the event that such a termination of employment meets the circumstances specified in the Hong Kong Employment Ordinance.

A provision is recognised in respect of probable future long services payments expected to be made. The provision is based on the best estimate of the probable future payments which has been earned by the employees from their service to the Group to the balance sheet date.

Retirement benefits scheme

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basis salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

The employees of the Group's subsidiaries in the People's Republic of China (the "PRC") are members of the state-sponsored retirement scheme operated by the government of the PRC.

Share-based employee compensation

All share-based payment arrangements granted after 7 November 2002 are recognised in the consolidated financial statements. The Group operates equity settled share-based compensation plans for remuneration of its employees.

All employee services received in exchange for the grant of any share-based compensation are measured at their fair values. These are indirectly determined by reference to the share options awarded. Their value is appraised at the grant date and excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets).

All share-based compensation is ultimately recognised as an expense in income statement with a corresponding credit to additional paid-in capital, net of deferred tax where applicable. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised, if there

is any indication that the number of share options expected to vest differs from previous estimates. No adjustment to expense recognised in prior periods is made if fewer share options ultimately are exercised than originally estimated.

Upon exercise of share options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the share issued are reallocated to share capital with any excess being recorded as additional paid-in capital.

q) Related parties

For the purposes of these financial statements, parties are considered to be related to the group if the group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the group or of any entity that is a related party of the group.

r) Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits and short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and bank balances and time deposits represent assets which are not restricted as to use.

s) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

i) From the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

ii) Interest, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

iii) From the sale of listed equity investments, on the trade day;

iv) From the sale of properties, when the legally binding sales contract is signed;

v) Dividends, when the shareholders' right to receive payment has been established; and

vi) Management fee, when the services are rendered.

t) Foreign currency translation

The consolidated financial statements are presented in Hong Kong Dollars, which is also the functional currency of the parent company.

In the separate financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognised in the income statement.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

In the consolidated financial statements, all separate financial statements of subsidiaries and jointly controlled entities, originally presented in a currency different from the Group's presentation currency, have been converted into Hong Kong dollars. Assets and liabilities have been translated into Hong Kong dollars at the closing rate at the balance sheet date. Income and expenses have been converted into the Group's presentation currency at the average rates over the reporting period. Any differences arising from this procedure have been charged/(credited) to the currency translation reserve in equity. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Hong Kong dollars at the closing rate.

On exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

5. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies, management has made various estimates and judgements (other than those involving estimates) based on past experience, expectations of the future and other information. The key source of estimation uncertainty and the critical accounting judgements that can significantly affect the amounts recognised in the financial statements are set out below.

a) Estimate of fair value of investment properties

Investment properties were revalued at the balance sheet date on market value existing use basis by independent professional valuers or determined by the directors of the Company. Such valuations were based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results. In making the judgment, the Group considers information from current prices in an active market for similar properties and uses assumptions that are mainly based on market conditions existing at each balance sheet date.

b) Fair values of financial instruments

Financial instruments such as interest rate, foreign exchange and equity derivative instruments are carried at the balance sheet at fair value. The best evidence of fair value is quoted prices in an active market, where quoted prices are not available for a particular financial instrument, the Group uses the market values determined by independent financial institutions or internal or external valuation models to estimate the fair value. The use of methodologies, models and assumptions in pricing and valuing these financial assets and liabilities is subjective and requires varying degrees of judgement by management, which may result in significantly different fair values and results. All significant financial valuation models are strictly controlled and regularly recalibrated and vetted.

c) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of

business. The Group recognised liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

6. FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks: market risk (including currency risk and price risk), credit risk, liquidity risk and interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

a) Market risk

i) Foreign currency risk

The Group is exposed to foreign currency risk primarily through sales and purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily United States dollars and Chinese Renminbi Yuan.

As the estimated foreign currency exposure in respect of committed future sales and purchases and estimated foreign currency exposure in respect of highly probable forecast sales and purchases is not significant, no hedging on foreign currency risk has been carried out during the year under review.

In respect of trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level.

ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet either as available-for-sale financial assets or as financial assets at fair value through profit or loss.

b) Credit risk

The Group's credit risks are primarily attributable to time deposits, trade and other receivables.

The Group's time deposits are deposited with banks of high credit quality in Hong Kong and the Group has exposure limit to any single financial institution.

For trade and other receivables, the management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount.

In addition, the Group reviews the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts.

c) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the raising of loans to cover expected cash demands, subject to approval by the holding company's board. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from bankers to meet its liquidity requirements in the short and longer term.

d) Interest rate risk

The Group manages its interest rate exposure based on interest rate level and outlook as well as potential impact on the Group's financial position arising from volatility. The Group does not expect any changes in interest rate which might materially affect the Group's result of operations.

7. *SEGMENT INFORMATION*

Segment information is presented by way of two segment formats: (a) on a primary segment reporting basis, by business segment; and (b) on a secondary segment reporting basis, by geographical segment.

The Group's operating business are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

i) The electronic products segment consists of the manufacture and sale of electronic products;

ii) The PCBs segment consists of the manufacture and sale of PCBs;

iii) The electronic components and parts segment consists of the trading and distribution of electronic components and parts;

iv) The listed equity investments segment consists of the trading of listed equity investments;

v) The provision of finance segment consists of the provision of loan financing services; and

vi) The optical products segment consists of the manufacture and sale of optical products.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to the third parties at the then prevailing market prices.

a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments.

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Segment revenue																
Sales to eternal customers	386,411	391,632	95,777	108,992	–	–	7,342	15,515	296	107	64,045	174,890	–	–	553,871	691,136
Inter-segment sales	–	–	–	4,787	20,066	19,416	–	–	4,439	2,887	–	–	(24,505)	(27,090)	–	–
Other revenue	2,795	3,356	2,963	5,192	–	–	132	469	89	–	10,832	2,800	–	–	16,811	11,817
Total	389,206	394,988	98,740	118,971	20,066	19,416	7,474	15,984	4,824	2,994	74,877	177,690	(24,505)	(27,090)	570,682	702,953
Segment results	18,489	17,288	(19,739)	(18,328)	(223)	683	(3,033)	(3,607)	(4,032)	(5,800)	(2,098)	(5,345)	(4,469)	642	(15,105)	(14,467)
Interest, dividend income and unallocated gains															9,385	2,272
Negative goodwill recognised as income															–	13,062
(Loss)/Gain on disposal of properties held for sale															(143)	3,900
Gain on disposal of controlling interest in Swank															42,244	–
Gain on disposal of partial interest in Swank															–	8,458
Gain on disposal of investment properties															2,715	–
Reversal of previous revaluation deficits of leasehold buildings, net															5,270	3,346
Gain on disposal of interests in associates															–	10,900
Write back of over-provision against properties held for sale															200	3,150
Net loss arising from fair value change of investment properties															(490)	–
Unallocated expenses															(4,081)	(10,023)
Profit from operating activities															39,995	20,598
Impairment loss on a loan receivable															(45,000)	–
Share of profits less losses of associates															1,997	2,791
(Loss)/Profit before taxation															(3,008)	23,389
Taxation															(1,520)	(452)
(Loss)/Profit for the year															(4,528)	22,937

Group

	Electronic products		PCBs		Electronic components and parts		Listed equity investments		Provision of finance		Optical products		Eliminations		Consolidated Group	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment assets	228.602	183.207	110.409	123.474	3,909	1.222	40,704	23,884	51,769	101,612	–	195.056	(56,676)	(16.641)	378.717	611.814
Interests in associates	–	–	–	–	–	–	–	–	–	–	156.892	37,220	–	–	156.892	37,220
Unallocated assets	–	–	–	–	–	–	–	–	–	–	–	–	–	–	395.254	271.731
Total assets															930.863	920.765
Segment liabilities	44.170	31.309	87,895	80,327	3.875	1,396	11	42	122	123	–	41,356	(29,000)	(16,600)	107.073	137.953
Unallocated liabilities	–	–	–	–	–	–	–	–	–	–	–	–	–	–	27.594	22,025
Total liabilities															134.667	159.978
Other segment information																
Depreciation and amortisation	11,986	14,303	9,267	4,386	–	119	–	–	–	–	3.798	13.645	–	–	25,051	32,453
Unallocated amounts															1.488	2.646
															26,539	35,099
Capital expenditure	3.820	10.216	3,696	3.154	–	–	–	–	–	–	832	3,000	–	–	8.348	16,370
Unallocated amounts															1,284	85
															9,632	16,455
Provision for impairment loss on loans receivable	–	–	–	–	–	–	–	–	(45,000)	–	–	–	–	–	(45.000)	–
Write-back of over-provision against properties held for sale	–	–	–	–	–	–	–	–	–	–	–	–	–	–	200	3.150
Provision for impairment loss on accounts receivable	–	–	–	(1,090)	–	–	–	–	–	–	–	–	–	–	–	(1,090)
Provision against inventories	(650)	(291)	(540)	240	–	–	–	–	–	–	–	(238)	–	–	(1,190)	(289)
Reversal of previous revaluation deficits of leasehold buildings, net	1,530	419	–	–	–	–	–	–	–	–	–	–	–	–	1,530	419
Unallocated amounts															3,740	2,927
															5,270	3,346
Net (loss)/gain arising from fair value change of investment properties	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(490)	9,652

b) Geographical segments

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments.

Group

	Europe		North America		Hong Kong		Japan		Others		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:														
Sales to external customers	51,357	89,922	130,442	189,345	146,836	183,782	196,340	180,807	28,896	47,280	–	–	553,871	691,136

	Hong Kong		Mainland China		Others		Eliminations		Consolidated	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other segment information:										
Segment assets	532,496	673,940	197,662	197,400	43,813	12,205	–	–	773,971	883,545
Interests in associates	–	(10,165)	–	47,224	156,892	161	–	–	156,892	37,220
									930,863	920,765
Capital expenditure	1,945	160	5,787	16,295	1,900	–	–	–	9,632	16,455

8. TURNOVER

Turnover represents the invoiced value of goods sold, net of returns and allowances, the proceeds from sales of listed equity investments and the interest income from the provision of loan financing.

Revenue from the following activities has been included in turnover:

	2005	2004
	HK$'000	*HK$'000*
Manufacture and sale of electronic products	386,411	391,632
Manufacture and sale of PCBs	95,777	108,992
Trading of listed equity investments	7,342	15,515
Provision of loan financing	296	107
Manufacture and sale of optical products	64,045	174,890
	553,871	691,136

9. OTHER REVENUE

	2005	2004
	HK$'000	*HK$'000*
Bank interest income	9,025	1,575
Gain on deregistration of subsidiaries	2,973	–
Dividends income from listed investments	106	363
Sales of obsolete inventories	558	2,795
Management fee received	256	1,908
Product development income	2,520	2,678
Rental income	137	1,024
Sales of raw materials	1,084	1,778
Other interests earned	7,102	–
Others	2,435	1,968
	26,196	14,089

10. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2005	2004
	HK$'000	*HK$'000*
Cost of inventories	466,424	583,563
Depreciation	26,539	35,347
Amortisation of leasehold land and land use rights	252	252
Amortisation of prepaid rental	737	737
Amortisation of deferred product development costs	1,641	1,421
Minimum lease payments under operating leases:		
Land and buildings	7,876	9,495
Office equipment	209	233
Staff costs (including directors' remuneration-note 11):		
Wages and salaries	91,117	114,775
Pension contributions	1,443	1,818
Less: Forfeited contributions	–	(562)
	1,443	1,256
	92,560	116,031
Auditors' remuneration	880	1,370
Write back of provision for impairment loss on accounts receivable	–	(1,090)
Provision against inventories	1,190	289
Loss/(Gain) on disposal of fixed assets	44	(21)
Exchange (gain)/loss, net	(653)	1,068
Net (gain)/loss on disposal of short term investments	(72)	88

The cost of inventories sold includes HK$62,754,000 (2004: HK$102,679,000) relating to direct staff costs, provision against inventories, amortisation of prepaid rental, amortisation of deferred product development costs, operating lease rentals of land and buildings and depreciation of the manufacturing activities, which are also included in the respective total amounts disclosed above for each of these types of expenses.

At 31 December 2005, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2004: Nil).

11. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Section 161 of the Hong Kong Companies Ordinance is as follows:

Directors' emoluments

The remuneration of every director for the year ended 31 December 2005 is set out below:

Name of director	Fees	Salary	Discretionary bonuses	Other benefits	Employer's contribution to pension scheme	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors						
Yau Tak Wah, Paul	–	1,847	150	–	90	2,087
Louie Mei Po	–	1,430	150	–	68	1,648
Wong Shin Ling, Irene	–	780	–	–	39	819
Tam Wing Kin	–	819	13	–	42	874
Tam Ping Wah (resigned on 1 June 2005)	–	400	–	–	–	400
Independent non-executive Director						
Cheung Chung Leung, Richard	150	–	–	–	–	150
Ng Wai Hung	180	–	–	–	–	180
Wu Wang Li	120	–	–	–	–	120
	450	5,276	313	–	239	6,278

The remuneration of every director for the year ended 31 December 2004 is set out below:

Name of director	Fees	Salary	Discretionary bonuses	Other benefits	Employer's contribution to pension scheme	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors						
Yau Tak Wah, Paul	–	2,600	–	–	120	2,720
Louie Mei Po	–	1,430	–	–	51	1,481
Wong Shin Ling, Irene	–	780	–	–	39	819
Tam Wing Kin	–	819	–	–	35	854
Tam Ping Wah (resigned on 1 June 2005)	–	1,560	–	–	50	1,610
Independent non-executive Directors						
Cheung Chung Leung, Richard	150	–	–	–	–	150
Ng Wai Hung	180	–	–	–	–	180
Wu Wang Li	31	–	–	–	–	31
	361	7,189	–	–	295	7,845

12. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included three (2004: two) directors, details of whose remuneration are set out in note 11 above. The details of the remuneration of the remaining two (2004: three) non-director, highest paid employees for the year are as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	1,903	3,520
Pension contributions	73	103
	1,976	3,623

The remuneration of the non-director, highest paid employees fell within the following bands:

	Number of employees	
	2005	2004
Nil-HK$1,000,000	1	1
HK$1,000,001-HK$1,500,000	1	2
	2	3

13. TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2005	2004
	HK$'000	*HK$'000*
Current tax		
Hong Kong		
– Current year provision	1,602	976
– Overprovision in prior year	(393)	(750)
Mainland China	1,380	226
	2,589	452
Deferred tax *(note 34)*	(1,069)	–
Total tax charge for the year	1,520	452

In accordance with the applicable enterprise income tax law of the PRC, the Group's subsidiaries registered in Mainland China, Dongguan Yifu Circuit Board Factory ("Yifu") and Gaojin Electronics (Shenzhen) Co., Ltd ("Gaojin"), are exempt from income tax for their first two profitable years of operations and are entitled to 50% relief on the income tax that would otherwise be charged for the succeeding three years.

The foregoing tax concession for Yifu has expired. Pursuant to a further tax concession granted to high technology enterprises, the income tax rate applicable to Yifu remained at 15% for 2005 (2004: 15%). Gaojin began its first profitable year as the year ended 31 December 2002 and entitled to the 50% relief on the income tax. The income tax applicable rate to Gaojin is 15% for 2005 (2004: 15%).

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the countries in which the Company, its subsidiaries and associates are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e. the statutory tax rates) to the effective tax rates, are as follows:

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
(Loss)/Profit before tax	(3,008)	23,389
Tax at the statutory tax rate	(526)	4,093
Adjustments in respect of current tax of previous years	(393)	(750)
Income not subject to taxation	(8,668)	(5,240)
Expenses not deductible for taxation	6,745	2,475
Tax losses utilised from previous years	(386)	(759)
Effect of different taxation rates in other countries	4,748	633
Tax charge at the Group's effective rate	1,520	452

14. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

The profit attributable to equity holders of the Company for the year ended 31 December 2005 dealt with in the financial statements is HK$5,501,000 (2004: HK$1,538,000).

15. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company for the year of HK$4,779,000 (2004: HK$28,695,000) and the weighted average of 286,068,644 (2004: 286,068,644) ordinary shares in issue during the year.

A diluted earnings per share for the year ended 31 December 2005 and 2004 have not been disclosed as no diluting events existing during these years.

16. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold Buildings		Leasehold improvements		Plant and machinery		Furniture, fixtures & office equipments		Motor vehicles		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Cost or valuation												
At 1 January, as previously reported	39,100	34,900	49,619	45,671	188,242	181,048	50,151	48,235	3,335	3,667	330,447	313,521
Effect on adopting HKAS 17	(8,440)	(6,500)	–	–	–	–	–	–	–	–	(8,440)	(6,500)
	30,660	28,400	49,619	45,671	188,242	181,048	50,151	48,235	3,335	3,667	322,007	307,021
Additions	–	–	1,095	4,025	6,306	7,836	1,251	2,095	980	–	9,632	13,956
Disposals	–	–	(880)	(77)	(736)	(642)	(306)	(179)	(800)	(332)	(2,722)	(1,230)
Disposals of subsidiaries	–	–	–	–	(46,520)	–	(25,878)	–	(2,189)	–	(74,587)	–
Surplus on revaluation	3,970	2,260	–	–	–	–	–	–	–	–	3,970	2,260
At 31 December	34,630	30,660	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	258,300	322,007
Accumulated depreciation												
At 1 January, as previously reported	–	–	25,422	19,481	105,196	86,027	27,802	19,715	2,616	2,529	161,036	127,752
Effect on adopting HKAS 17	–	–	–	–	–	–	–	–	–	–	–	–
	–	–	25,422	19,481	105,196	86,027	27,802	19,715	2,616	2,529	161,036	127,752
Provided during the year	1,306	1,086	4,139	5,955	16,793	19,663	3,905	8,261	396	382	26,539	35,347
Disposals	–	–	(880)	(14)	(192)	(494)	(263)	(174)	(800)	(295)	(2,135)	(977)
Disposals of subsidiaries	–	–	–	–	(15,269)	–	(11,554)	–	(2,189)	–	(29,012)	–
Write-back on revaluation	(1,306)	(1,086)	–	–	–	–	–	–	–	–	(1,306)	(1,086)
At 31 December	–	–	28,681	25,422	106,528	105,196	19,890	27,802	23	2,616	155,122	161,036
Net book value												
At 31 December	34,630	30,660	21,153	24,197	40,764	83,046	5,328	22,349	1,303	719	103,178	160,971
An analysis of cost or valuation												
At cost	–	–	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	223,670	291,347
At valuation	34,630	30,660	–	–	–	–	–	–	–	–	34,630	30,660
	34,630	30,660	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	258,300	322,007

Company

	Leasehold improvements 2005 HK$'000	Leasehold improvements 2004 HK$'000	Furniture and fixtures 2005 HK$'000	Furniture and fixtures 2004 HK$'000	Total 2005 HK$'000	Total 2004 HK$'000
Cost						
At 1 January and 31 December	13	13	144	144	157	157
Accumulated depreciation						
At 1 January	10	8	120	93	130	101
Provided during the year	3	2	17	27	20	29
At 31 December	13	10	137	120	150	130
Net book value						
At 31 December	–	3	7	24	7	27

The Group's leasehold buildings have been revalued on an open market value basis, based on their existing use, by B.I. Appraisals Limited, an independent firm of qualified professional valuers, on 31 December 2005 at HK$34,630,000. Revaluation surplus of HK$5,270,000 (2004: HK$3,346,000) and HK$6,000 (2004: Nil) resulting from these valuations have been credited to income statement as a reversal of previous revaluation deficits of leasehold buildings and credited to the property revaluation reserve, respectively.

Had the Group's leasehold buildings stated at valuation been carried at cost less accumulated depreciation, they would have been included in the financial statements at approximately HK$24,903,000 (2004: HK$25,985,000).

Certain of the Group's leasehold buildings were pledged to secure banking facilities granted to the Group. The net book values of the pledged assets included in the total amount of property, plant and equipment at 31 December 2005 amounted to HK$13,800,000 (2004: HK$10,860,000).

17. LEASEHOLD LAND AND LAND USE RIGHTS

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	2005 HK$'000	2004 HK$'000
In Hong Kong held on:		
Leases of between 10 to 50 years	7,955	8,145
Outside Hong Kong, held on:		
Leases of between 10 to 50 years	2,352	2,414
	10,307	10,559

	2005	2004
	HK$'000	*HK$'000*
Opening	10,559	10,811
Amortisation	(252)	(252)
Net book value	10,307	10,559

At 31 December 2005, certain of the Group's leasehold land with net book value of HK$7,955,000 (2004: HK$8,145,000) was pledged to secure banking facilities granted to the Group.

18. INVESTMENT PROPERTIES

	Group	
	2005	2004
	HK$'000	*HK$'000*
At 1 January	93,000	–
Additions	6,740	83,348
Disposal	(70,500)	–
Net (loss)/gain arising from fair value change	(490)	9,652
At 31 December	28,750	93,000

Investment property with fair value of HK$7,100,000 was revalued at its open market value at 31 December 2005 by B.I. Appraisals Limited, an independent firm of qualified professional valuers. The fair values of the Group's other investment properties as at 31 December 2005 have been determined by the directors of the Company, no valuation has been performed by independent qualified professional valuers. The valuation performed by the directors of the Company was arrived at by reference to the market prices for similar properties.

All investment properties are held under long-term lease in Hong Kong.

19. NEGATIVE GOODWILL

The amounts of the negative goodwill recognised in the consolidated balance sheet, arising from the acquisition of Swank International Manufacturing Company Limited ("Swank") and additional investment in Electronics Tomorrow Manufactory Inc. 2002, are as follows:.

Group

	HK$'000
GROSS AMOUNT	
At 1 January 2004 and 31 December 2004	88,680
RELEASED TO INCOME	
At 1 January 2004	(48,334)
Released for the year	(13,062)
At 31 December 2004	27,284
Derecognised upon the adoption of HKFRS 3	(27,284)
At 1 January 2005 and 31 December 2005	–

20. INTERESTS IN SUBSIDIARIES

	2005	2004
	HK$'000	*HK$'000*
Unlisted shares, at cost	93,316	93,316
Due from subsidiaries	298,444	279,862
Due to subsidiaries	(2,772)	(2,778)
	388,988	370,400
Provision for impairment	(38,628)	(38,628)
	350,360	331,772

The balances with the subsidiaries are unsecured, interest-free and are not repayable within the next twelve months from the balance sheet date.

Particulars of the subsidiaries are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2005	2004	Principal activities
Active Base Limited	Hong Kong	HK$2	100%	100%	Provision of loan financing
Allied Trade Limited	The British Virgin Islands	US$1	100%	100%	Investment holding
Allied Success Inc.	The British Virgin Islands	US$10,000	88%	88%	Investment holding
Connion Limited	Hong Kong	HK$2	100%	100%	Securities investment and property holding
E-Top PCB Limited	Hong Kong	HK$100	57%	57%	Trading of printed circuit boards
Eastec Purchasing Limited	The British Virgin Islands/Japan	US$1	100%	100%	Trading of electronic components and parts
Eastec Technology Limited	Hong Kong	HK$2	100%	100%	Trading of electronic components and parts
Electronics Tomorrow International Limited	The British Virgin Islands	US$600	100%	100%	Investment holding

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2005	2004	Principal activities
Electronics Tomorrow Limited	Hong Kong	HK$500,000	100%	100%	Manufacture and sale of electronic products
Electronics Tomorrow Manufactory Inc.	The British Virgin Islands	US$350	57%	57%	Investment holding
Fortune Dynamic Group Corporation	The British Virgin Islands	US$1	100%	100%	Investment holding
Good Order International Inc.	The British Virgin Islands	US$100	100%	100%	Investment holding
Issegon Company Limited	Hong Kong	HK$300,000	100%	100%	Investment holding
Master Base Limited	The British Virgin Islands	US$1	100%	100%	Investment holding
Maxwood Limited	Hong Kong	HK$2	100%	100%	Securities investment
Merit Team Limited	Hong Kong	HK$2	100%	100%	Property holding
Plentiful Light Limited	The British Virgin Islands/ The PRC	US$100	57%	57%	Manufacture of printer circuit boards
Probest Holdings Inc.	The British Virgin Islands	US$1	100%	100%	Investment holding
Dongguan Yifu Circuit Board Factory ("Yifu") (i)	The PRC	HK$64,160,000	48%	48%	Manufacture of printed circuit boards
Gaojin Electronics (Shenzhen) Company Limited ("Gaojin") (ii)	The PRC	US$5,000,000	100%	100%	Manufacture of electronic products
Electronics Tomorrow Holdings Corporation	The British Virgin Islands	US$100	100%	100%	Investment holding
ETL (Macao) Commercial Offshore Limited	Macau	MOP500,000	100%	100%	Trading of electronic components and parts
Team Force Corporation	The British Virgin Islands	US$100	100%	100%	Investment holding

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Company 2005	2004	Principal activities
Electronics Tomorrow Property Holdings Limited	The British Virgin Islands	US$100	100%	100%	Investment holding
Account Centre Limited	Hong Kong	HK$2	100%	100%	Provision of accountancy services to group companies
Maxson Services Limited	Hong Kong	HK$2	100%	100%	Provision of accountancy and management services to group companies
Eastec Property Holding Limited	Hong Kong	HK$100	100%	100%	Provision of loan financing
Art Ray Investments Limited	Hong Kong	HK$1	100%	–	Property holding
Merit Style Development Limited	Hong Kong	HK$1	100%	–	Property holding

Other than Electronics Tomorrow International Limited, Fortune Dynamic Group Corporation and Master Base Limited, which are held directly by the Company, all subsidiaries are held indirectly by the Company.

(i) Yifu is a Sino-foreign owned joint venture enterprise under the PRC law. The Company has the power to cast the majority of votes at meetings of the board of directors of the entity and therefore it is regarded as subsidiary of the Company.

(ii) Gaojin is registered as a wholly foreign owned enterprise under the PRC law.

21. INTERESTS IN ASSOCIATES

	Group 2005 HK$'000	2004 HK$'000
Unlisted shares, at cost	–	–
Share of net assets	–	128,876
Due from associates	47,716	8,467
Promissory note	119,388	–
	167,104	137,343
Provision for impairment	(10,212)	(100,123)
	156,892	37,220

The amounts due from associates are unsecured, interest-free and are not repayable within the next twelve months from the balance sheet date.

The promissory note receivable from associate is unsecured, except for the guarantee given by Swank, with maturity date on 2 December 2007 and bearing interest at the rate equivalent to 1% over the prevailing Hong Kong prime rate per annum. Further details are set out in note 36(b).

The amounts due to associates were unsecured, interest-free and had no fixed terms of repayment.

Particulars of the principal associates are as follows:

Name	Business structure	Place of incorporation and operations	Nominal value of issued ordinary share capital/ registered share capital	Percentage of equity attributable to the Group 2005	Principal activities
Profitown Investment Corporation	Corporate	The British Virgin Islands	US$1,000	30%	Investment holding
Shenzhen Henggang Swank Optical Industrial Company Limited	Joint Venture Enterprise	The PRC	US$30,000,000	24%	Manufacture of optical products
Dongguan De Bao Optical Company Limited	Wholly Foreign Owned Enterprise	The PRC	HK$58,550,910	15%	Manufacture of multi-coating lenses
Dongguan Hamwell Glasses Company Limited	Joint Venture Enterprise	The PRC	HK$62,504,800	25%	Manufacture of optical products
Global Origin Limited	Corporate	Hong Kong	HK$75,000,000	27%	Investment holding
Profit Trend International Limited	Corporate	Hong Kong	HK$1,000,000	15%	Investment holding
Prowin Commercial & Industrial Limited	Corporate	Hong Kong	HK$2	30%	Property holding in the PRC

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

Upon completion of disposal of Swank as further detailed in note 36(a) below, these companies have been classified as associates of the Group.

22. PREPAID RENTAL

	Group	
	2005	2004
	HK$'000	*HK$'000*
Cost		
At beginning and end of the year	10,500	10,500
Amortisation		
At beginning of the year	7,860	7,123
Provided during the year	737	737
At end of the year	8,597	7,860
Net book value		
At end of the year	1,903	2,640

The prepaid rental represents the capital contribution made by the joint venture partner of Yifu in the form of a right to use the property owned by the joint venture partner within the terms of the joint venture.

The prepaid rental is amortised on a straight-line basis over the underlying initial term of the joint venture of 15 years.

23. DEFERRED PRODUCT DEVELOPMENT COSTS

	Group	
	2005	2004
	HK$'000	*HK$'000*
Cost		
At beginning of the year	21,875	19,376
Additions	2,599	2,499
At end of the year	24,474	21,875
Accumulated amortisation and impairment		
At beginning of the year	16,014	14,593
Amortisation provided during the year	1,641	1,421
At end of the year	17,655	16,014
Net book value		
At end of the year	6,819	5,861

24. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group	
	2005	2004
	HK$'000	*HK$'000*
Listed securities		
– Listed equity securities in Hong Kong *(note (a))*	15,620	–
Unlisted debt security		
– Debt security traded on inactive markets and of private issuers *(note (b))*	11,744	–
	27,364	–
Market value of listed securities	15,620	–

(a) Upon Completion of disposal of Swank as further detailed in note 36(a) below, the Group will hold approximately 5% of the existing issued shares of Swank and the Group's interest in Swank has been classified as available-for-sale financial asset.

(b) The unlisted debt security has an effective interest rate of 12.5% and will mature on 29 April 2010. The unlisted debt security not publicly traded is secured by the issued capital of the issuer on a pro rata basis, and there is no material difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset.

25. LOANS RECEIVABLE

	Group	
	2005	2004
	HK$'000	*HK$'000*
Secured		
– Moulin Loan *(note (a))*	50,000	–
– Others *(note (b))*	2,000	3,000
Unsecured *(note (b))*	46	67
	52,046	3,067
Provision for impairment *(note (a))*	(45,000)	–
	7,046	3,067
Less: Non-current portion	(1,000)	(2,000)
	6,046	1,067

(a) In February 2005, Active Base Limited ("Active Base"), a subsidiary of the Company, entered into a loan agreement with Moulin Global Eyecare Holdings Limited which was subsequently put into provisional liquidation in June 2005 ("Moulin"), under which, Active Base advanced HK$50 million to Moulin ("Moulin Loan") in February 2005. As security for the Moulin Loan, the following security documents, amongst the others, were executed in favour of Active Base:

(i) A debenture agreement executed between Moulin and Active Base ("Moulin Debenture"), under which a first floating charge over all Moulin's undertaking, property, assets, goodwill, rights and revenues, whatsoever and whatsoever, both present and future, in favour of Active Base;

(ii) Guarantee over the liabilities of Moulin dated by Sharp Merit International Limited; and

(iii) Guarantee over the liabilities of Moulin dated by Mr. Ma Bo Kee, Mr. Ma Lit Kin and Mr. Ma Hon Kin.

In or about June 2005, Moulin filed a legal claim against Active Base to challenge that both the Moulin Loan and Moulin Debenture are not enforceable.

This legal litigation is currently at early stage.

However, the directors of the Company have also carefully considered the current progress on the realization of assets by Moulin's provisional liquidators and the financial position of Moulin as released by Moulin up to the date of this report, and as a result, an impairment loss of HK$45 million has been recognised against the Moulin Loan in these financial statements.

(b) The loans receivable bears interest ranging from 3% to 12% per annum for both years.

26. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include the following components:

	Group		Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cash at bank and in hand	65,453	107,255	2,445	3,930
Short-term bank deposits	331,322	290,469	261,617	273,043
	396,775	397,724	264,062	276,973

The effective interest rate of short-term bank deposits is 4.0% (2004: 0.5%). They have a maturity of 15 days and are eligible for immediate cancellation without receiving any interest for the last deposit period.

Included in bank and cash balances of the Group is HK$ 4,226,000 (2004: HK$ 6,838,000) of bank balances denominated in Renminbi ("RMB") placed with banks in the PRC. RMB is not a freely convertible currency.

27. PROPERTIES HELD FOR SALE

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
At cost	6,333	6,333
Provision for impairment	(133)	(333)
	6,200	6,000

The properties held for sale are situated in Hong Kong and are held under medium term leases.

28. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS/SHORT TERM INVESTMENTS

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Trading securities		
– Listed equity securities in Hong Kong	2,465	7,491
Market value of listed securities	2,465	7,491

29. INVENTORIES

	Group	
	2005	**2004**
	HK$'000	*HK$'000*
Raw materials	37,577	54,121
Work in progress	17,720	10,168
Finished goods	12,243	25,121
	67,540	89,410

As at 31 December 2005 and 2004, all inventories are stated at cost.

30. ACCOUNTS RECEIVABLE

The aged analysis of the Group's accounts receivable is as follows:

	2005		**2004**	
	HK$'000	*Percentage*	*HK$'000*	*Percentage*
Current to three months	48,196	70	93,523	75
Four to six months	106	0	2,597	2
Seven months to one year	943	1	14,532	12
Over one year	19,824	29	13,533	11
	69,069	100	124,185	100
Provision	(6,177)		(8,296)	
Total after provision	62,892		115,889	

The normal credit period granted by the Group to customers ranges from 21 days to 120 days.

31. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

Included in the balance is an amount of HK$ 20 million (2004: Nil) which represents the balance of the consideration on the disposal of controlling interest in Swank as referred to note 36 below. The directors consider that the balance of prepayments, deposits and other receivables approximate their fair value.

32. ACCOUNTS PAYABLE

The aged analysis of the Group's accounts payable is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Current to three months	46,809	52,736
Four to six months	12,189	34,148
Seven months to one year	6,629	5,298
Over one year	6,031	522
	71,658	92,704

Accounts payable aged less than four months accounted for 65% (2004: 57%) of the total accounts payable.

33. PROVISION FOR LONG SERVICE PAYMENTS

	Group		Company	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At beginning of year	949	1,243	230	240
Amount utilised during the year	(379)	(294)	–	(10)
At end of year	570	949	230	230

The Group provides for the probable future long service payments expected to be made to employees under the Hong Kong Employment Ordinance, as further explained under the heading "Employee benefits" in note 4(p) to the financial statements. The provision is based on the best estimate of the probable future payments which have been earned by the employees from their service to the Group to the balance sheet date.

34. DEFERRED TAX LIABILITIES

Group

	Accelerated tax depreciation	
	2005	2004
	HK$'000	*HK$'000*
At 1 January	3,122	1,433
Charge to equity for the year	–	1,689
Credit to income statement for the year	(1,069)	–
At 31 December	2,053	3,122

The Group has tax losses arising in Hong Kong of approximately HK$142,700,000 (2004: HK$177,890,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as they have arisen in subsidiaries that have been loss-making for some time.

35. ISSUED CAPITAL

	2005	2004
	HK$'000	*HK$'000*
Authorised:		
50,000,000,000 (2004: 50,000,000,000) ordinary shares of HK$0.01 (2004: HK$0.01) each	500,000	500,000
Issued and fully paid:		
286,068,644 (2004: 286,068,644) ordinary shares of HK$0.01 each (2004: HK$0.01) each	2,861	2,861

There was no repurchase of any shares during the year.

36. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

Disposal of controlling interest in Swank

	2005	2004
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	45,575	–
Interests in associates	31,656	–
Cash and bank balances	31,226	–
Time deposits	379	–
Accounts receivable	43,916	–
Prepayment, deposits and other receivables	5,060	–
Inventories	27,222	–
Accounts payable	(20,363)	–
Amounts due to associates	(2,904)	–
Other payables and accruals	(9,914)	–
Tax payable	(850)	–
Provision for long service payments	(379)	–
Amount due to a shareholder	(47,716)	–
Promissory note payable	(102,073)	–
	835	–
Gain on disposal	42,244	–
Total consideration	43,079	–
Satisfied by:		
Cash received	23,079	–
Other receivable *(note 31)*	20,000	–
	43,079	–

An analysis of net outflow of cash and cash equivalents in respect of the disposal of controlling interest in Swank is as follows:

	2005	2004
	HK$'000	*HK$'000*
Cash consideration received	23,079	–
Cash and bank balance disposed	(31,226)	–
Time deposits disposed	(379)	–
Net cash outflow	(8,526)	–

(a) On 20 January 2005, Probest Holdings Inc ("Probest") which is a wholly-owned subsidiary of the Company, amongst the others, entered into a conditional sale and purchase agreement (as amended by the supplemental agreement dated 13 April 2005) ("Swank Disposal Agreement") with an independent third party, China Time Investment Holdings Limited ("China Time"), pursuant to which Probest disposed of 1,437,396,440 issued shares of the Swank International Manufacturing Company Limited ("Swank"), representing approximately 46% of the existing issued shares of Swank at the consideration of approximately HK$43 million which are to be received by two instalments as follows:

(i) as to HK$23 million within six months of completion; and

(ii) as to HK$20 million on the anniversary of completion.

The Swank Disposal Agreement was completed on 3 June 2005.

(b) Upon completion of the Swank Disposal Agreement on 3 June 2005, Profitown issued and delivered a new Promissory Note of HK$ 112,285,435 to Probest, which is guaranteed by Swank ("Swank Guarantee"). The obligations of Swank under the Swank Guarantee are unsecured and will cease to be effective if the Put Option, as referred to (c) below, is exercised and the transaction contemplated under the Put Option is completed.

(c) On completion of the Swank Disposal Agreement, Swank, Probest and the Company, and Profitown entered into a shareholder agreement to regulate the management of Profitown ("Profitown Shareholders Agreement"). Pursuant to principal terms of the Proftown Shareholders Agreement, Swank will have the right to request Probest or an independent third party procured by Probest to purchase (the "Put Option") all (but not part of only) of its shares, being 70% of all the existing issued shares of Profitown exercisable at any time before the expiry of 30 months from the Completion Date of the Share Disposal Agreement at a price equal to the net tangible asset value of Profitown as at the date of exercise of such put option attributable to such shares and such purchaser will assume all the liabilities due from Swank to any member of the Profitown Group incurred prior to the date of Profitown Shareholders Agreement at nil consideration. If the net tangible asset value of Profitown as determined on the same basis and accounting policies adopted by Profitown in its latest audited accounts shall fall below zero during the 30-month period from the Completion Date, Probest will indemnify Profitown on demand for the deficit in the event that such deficit exceeds the outstanding principal amount of the new Promissory Note due to Probest and the interest accrued. The Put Option and such indemnity by Probest will cease and Probest shall have no further obligations in respect thereto if (i) the aggregate shareholding of China Time in the Company falls below 51%; (ii) there is any change to the majority of the board of directors of China Time since the date of and as disclosed in the Share Disposal Agreement; and (iii) Mr. Wang An Kang ceases to be the legal and beneficial owner of at least 75% of and in China Time.

(d) Upon completion of the Swank Disposal Agreement, the Company and its wholly-owned subsidiary, Probest, executed a deed in favour of China Time ("Tomorrow Group Deed"), pursuant to which, Probest shall indemnify China Time for an amount of HK$56,247,530 upon demand in case Swank ceases to be listed on the Stock Exchange under certain circumstances as detailed in the joint announcement dated 18 April 2005 made by the Company, Swank and China Time.

Upon completion of the above Swank Disposal Agreement and its related loan restructuring agreement, the Group realized a net gain of approximately HK$42 million.

37. SHARE OPTION SCHEME

The Company operates a share option scheme (the "Tomorrow Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Tomorrow Scheme include the Company's directors, including independent non-executive directors, other employees of the Group, suppliers of goods or services to the Group, customers of the Group, the Company's shareholders, and any minority shareholder of the Company's subsidiaries. The Tomorrow Scheme became effective on 29 May 2002 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the Tomorrow Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Tomorrow Scheme within any 12-month period, is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the company, or to any of their associates, in excess of 0.1% of the shares of the company in issue at any time or with an aggregate value (based on the price of the company's shares at the date of the grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. An option may be exercised under the Tomorrow Scheme at any time during a period not exceeding five years after the date when the option is granted and expiring on the last date of such period.

The exercise price of the share options is determinable by the directors, but may not be less than the higher of (i) the Stock Exchange closing price of the Company's shares on the date of the offer of the share options; (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of the offer; and (iii) the nominal value of an ordinary share.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

No share options have been granted during the year and no share options outstanding as at the balance sheet date.

38. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current and prior year are presented in the consolidated statement of changes in equity.

(b) **Company**

	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2004	200,556	77	368,125	34,646	603,404
Net profit for the year	–	–	–	1,538	1,538
At 31 December 2004 and at 1 January 2005	200,556	77	368,125	36,184	604,942
Net profit for the year	–	–	–	5,501	5,501
At 31 December 2005	200,556	77	368,125	41,685	610,443

At 31 December 2005, the aggregate amount of reserve available for distribution to equity holders of the Company, calculated in accordance with the Companies Act 1981 of Bermuda (as amended), was HK$409,810,000 (2004: HK$404,309,000). In addition, the Company's share premium account, in the amount of HK$200,556,000 may be distributed in the form of fully paid bonus shares.

39. CONTINGENT LIABILITIES

	Company 2005 HK$'000	Company 2004 HK$'000
Guarantees of banking facilities granted to subsidiaries	15,300	28,300

The Group had no other significant contingent liabilities at the balance sheet date (2004: Nil).

40. COMMITMENTS

(a) **Capital commitments**

	Group 2005 HK$'000	Group 2004 HK$'000
Property, plant and equipment		
– Contracted but not provided for	6,075	–
Deferred product development costs		
– Contracted but not provided for	583	–
– Authorised but not contracted for	–	811
Commitments to contribute to subsidiaries registered in the PRC	27,958	4,618
	34,616	5,429

The Company had no significant commitments at the balance sheet date (2004: Nil).

(b) Operating lease commitments

The Group leases certain of its office properties, factory premises, warehouses and office equipment under operating lease arrangements. Leases for office properties, factory premises and warehouses are negotiated for terms ranging from one to fifteen years, and those office equipment for a term of three years.

At 31 December 2005, the Group and the Company had future minimum lease under non-cancellable operating leases falling committed for due as follows:

	Group		Company	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Land and buildings:				
Within one year	6,144	10,010	1,756	1,756
In the second to fifth years, inclusive	16,828	19,258	3,371	5,127
After five years	1,580	3,538	–	–
	24,552	32,806	5,127	6,883
Office equipment:				
Within one year	89	210	–	–
In the second to fifth years, inclusive	–	89	–	–
	89	299	–	–
	24,641	33,105	5,127	6,883

41. CONNECTED AND RELATED PARTY TRANSACTIONS

During the year, the Group had the following connected and related party transactions:

(a) A loan of HK$24,100,000 (2004: HK$16,000,000) was granted by a wholly-owned subsidiary of the Group to E-Top PCB Limited ("E-Top"), a 57% owned subsidiary of the Group, for its general working capital. The loan was unsecured, bore interest at the one-month Hong Kong dollar time deposit rate and had no fixed terms of repayment.

(b) In addition, the Group had certain banking facilities, with a total limit of HK$15 million (2004: HK$28 million), which were used by a wholly-owned subsidiary of the Group. These banking facilities were secured by corporate guarantees executed by E-Top and Plentiful, both of which are 57% owned subsidiaries of the Group, and certain wholly-owned subsidiaries of the Group, and certain leasehold buildings of the Group (note 16), and certain leasehold land of the Group (note 17).

(c) In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

	Note	2005 HK$'000	2004 HK$'000
Sales of products to associates	*(i)*	3,746	10,224
Purchases of products from associates	*(ii)*	6,327	14,807
Management fee income from associates	*(iii)*	256	585

(i) The sale to the associates were made according to the published prices, terms and conditions offered to the major third party customers of the Group.

(ii) The purchases from the associates were made according to the published prices, terms and conditions offered by the associates to their major third party customers.

(iii) The management fee income was charged according to the management's estimation on costs of office premises and utilities used by the associates.

42. POST BALANCE SHEET EVENTS

On 8 March 2006, the Company announced and proposed to raise approximately HK$173.4 million, before expenses, by issuing 357,585,805 offer shares at a price of HK$0.485 per offer share by way of the open offer, on the basis of an assured entitlement of 5 offer shares for every 4 existing shares held on the record date and payable in full on acceptance. The registered holders of fully-paid offer shares will be issued 5 bonus shares for every 7 fully-paid offer shares. In order to facilitate the open offer by enabling the Company to allot and issue the bonus shares, which will only be issued to registered holders of the fully-paid offer shares, the Board proposed the amendment of the bye-laws of the Company to allow a distribution to shareholders on a non pro-rata basis. The Board further proposed the share consolidation, upon completion of the open offer and the bonus issue, involving a consolidation of every 4 existing shares into one consolidated share. For details, please refer to the announcement of the Company dated 8 March 2006. A circular, among others, in relation to the open offer, the bonus issue and the share consolidation will be despatched to shareholders of the Company as soon as possible.

43. COMPARATIVE FIGURES

Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies. Further details are disclosed in note 2 and 3.

44. PARENT ENTERPRISE

The directors consider Winspark Venture Limited, which is incorporated in the British Virgin Islands, to be its parent enterprise.

4. INDEBTEDNESS

At the close of business on 28 February 2006 (being the latest practicable date for the purpose of this indebtedness statement prior to printing of this circular), the Group had nil outstanding borrowings.

In addition, as at 28 February 2006, the Company had contingent liabilities in respect of guarantees of banking facilities of approximately HK$15 million.

Save as set out in the preceding paragraph and apart from intra-group liabilities and normal trade payables and bills payable, none of the companies of the Group had outstanding as at the close of business of 28 February 2006 any mortgages, charges, debentures, loan capital, debt securities (whether issued and outstanding, and authorised or otherwise created but unissued), term loans and overdrafts, or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptances credits or other borrowings or indebtedness in the nature of borrowings or any guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 28 February 2006.

There has been no material change in the indebtedness or contingent liabilities of the Group since 28 February 2006.

5. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the internal resources available to the Group, the net estimated proceeds of the Open Offer and in the absence of unforeseen circumstances, the Group has sufficient working capital for its present requirements for the next twelve months from the date of this circular.

6. MATERIAL ADVERSE CHANGES

Save as the Open Offer and Bonus Issue" and the information set out under Appendix II "Unaudited pro forma financial information", the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005, being the date to which the latest published audited financial statements of the Group were made up.

CCIF
CCIF CPA LIMITED
37/F Hennessy Centre
500 Hennessy Road
Causeway Bay Hong Kong

28 April 2006

The Board of Directors
Tomorrow International Holdings Limited
27th Floor Henley Building
5 Queen's Road
Central
Hong Kong

Dear Sirs

We report on the unaudited pro forma financial information set out in page 123 under the heading of "Unaudited Pro Forma Financial Information" of Tomorrow International Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out in Appendix II of the Company's circular dated 28 April 2006 (the "Circular") in connection with the proposed open offer of 357,585,805 new shares on the basis of 5 offer shares for every 4 existing shares held with 5 bonus shares for every 7 fully-paid offer shares (the "Open Offer and Bonus Issue"), which has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Open Offer might have affected the relevant financial information presented.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma financial information in accordance with Rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved on independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted

financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the directors of the Company.

Our work does not constitute an audit or review in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants, and accordingly, we do not express any such audit or review assurance on the pro forma financial information.

The unaudited pro forma financial information has been prepared on the bases set out in Appendix II in the Circular for illustrative purpose only and because of its nature, it may not be indicative of:

- the results and earnings per share of the Group for any future periods.
- the financial position of the Group at any future date.

Opinion

In our opinion:

(a) the unaudited pro forma financial information has been properly compiled on the basis as stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to Rule 4.29 of the Listing Rules.

Yours faithfully
For and on behalf of
CCIF CPA Limited
Andy Choi
Director

The estimated financial effect on the unaudited pro forma adjusted consolidated net asset value attributable to shareholder of the Group immediately after completion of the Open Offer is summarised as follows:

Audited net asset value attributable to shareholder of the Group as at 31 December 2005	Estimated net proceeds of the Open Offer	Unaudited pro forma adjusted consolidated net asset value attributable to shareholder of the Group after Open Offer
HK$ million	*HK$ million*	*HK$ million*
784	170	954

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and having made all reasonable enquiries, confirm that to the best of their knowledge and belief there are no other matters the omission of which would make any statement in this circular misleading.

2. SHARE CAPITAL

The authorised and issued share capital of the Company as at the Latest Practicable Date were and immediately following the Open Offer and the Bonus Issue and the Share Consolidation (assuming the Open Offer and the Bonus Issue becoming unconditional and the Share Consolidation becoming effective) will be as follows:

Authorised:		*HK$'000*
50,000,000,000	Shares	500,000
Issued, to be issued and fully paid or credited as fully paid up:		
286,068,664	Shares in issue as at the Latest Practicable Date	2,861
357,585,805	Shares to be issued pursuant to the Open Offer	3,576
255,418,430	Shares to be issued pursuant to the Bonus Issue	2,554
899,072,879		8,991
224,768,219	Consolidated Shares in issue upon the Share Consolidation becoming effective	8,991

All existing Shares rank equally in all respects, including in particular as to dividend, voting rights and return on capital.

The Offer Shares and the Bonus Shares will, when allotted and issued, rank pari passu in all respects with the Shares in issue including the right to receive all future dividends and distributions which are declared, made or paid on or after the date of issue and allotment of the fully-paid Offer Shares and the Bonus Shares.

All of the Consolidated Shares, when allotted and issued, shall rank pari passu in all respects with each other, including in particular as to dividends, voting rights and return on capital.

The Shares are listed on the Stock Exchange. No part of the share capital or any other securities of the Company is listed or dealt in on any stock exchange other than the Stock Exchange and no application is being made or is currently proposed or sought for the Shares or any other securities of the Company to be listed or dealt in on any other stock exchange.

No share or loan capital of the Company has been put under option or agreed conditionally or unconditionally to be put under option and no warrant or conversion right affecting the Shares has been issued or granted or agreed conditionally, or unconditionally to be issued or granted.

3. CORPORATE INFORMATION AND PARTIES INVOLVED IN THE OPEN OFFER

Registered office	Clarendon House, 2 Church Street Hamilton HM 11, Bermuda
Head office and principal place of business	27th Floor, Henley Building 5 Queen's Road Central Hong Kong
Authorised representatives	Louie Mei Po Tam Wing Kin
Company secretary & qualified accountant	Tam Wing Kin *FCCA*
Underwriter	Winspark Venture Limited
Legal advisers to the Company	*As to Hong Kong Law:* Vincent T.K. Cheung, Yap & Co. 15th Floor Alexandra House 18 Chater Road Hong Kong *As to Bermuda law:* Conyers Dill & Pearman 2901, One Exchange Square 8 Connaught Place Central Hong Kong
Auditors	CCIF CPA Limited *Certified Public Accountants* 37th Floor, Hennessy Centre 500 Hennessy Road Causeway Bay Hong Kong
Principal share registrar	The Bank of Bermuda Limited 6 Front Street Hamilton HM11 Bermuda

Hong Kong branch share registrar	Computershare Hong Kong Investor Services Limited Shop 1712-1716 17th Floor Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Principal bankers	Credit Suisse UBS The Hongkong and Shanghai Banking Corporation Limited Fubon Bank (Hong Kong) Limited Industrial and Commercial Bank of China (Asia) Limited

4. PARTICULARS OF DIRECTORS

The brief biographies of the Directors are set out below:

Executive Directors

Mr. YAU Tak Wah, Paul – Chairman, aged 50, is the founder of the Group and is primarily responsible for corporate strategic planning. He holds a bachelor of science degree in mechanical engineering and has more than 20 years' experience in the electronics industry. Before he established the Group, Mr. Yau worked as design engineer in a renowned US electronics company operating in Hong Kong where he gained invaluable experience in production design and established close business relationships with various electronics manufacturers in Hong Kong.

Ms. LOUIE Mei Po – Director, aged 38, is responsible for business investment and development of the Group. Ms. Louie holds a master's degree in Business Administration and a bachelor's degree in Social Science from the Chinese University of Hong Kong. Prior to joining the Group, Ms. Louie was the executive director of two listed companies in Hong Kong specialising in mortgage loan financing, property investment and development. She has over ten years' experience in business investment and development. She joined the Group in February 2000.

Ms. WONG Shin Ling, Irene – Director, aged 45, is responsible for management and administration of the Group. Ms. Wong has over 13 years of experience in the field of property development and management. Prior to joining the Group, she was an executive director of two listed companies in Hong Kong specializing in mortgage loan financing, property investment and development. She joined the Group in February 2000.

Mr. TAM Wing Kin – Director, aged 40, is responsible for finance of the Group. He is a member of The Chartered Institute of Management Accountants, The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants. He is also a Certified Public Accountant (Practising). Prior to joining the Group, he worked for an international accountancy firm and two listed companies in Hong Kong. He has over 16 years of experience in accounting field. He joined the Group in February 2000.

Independent Non-Executive Directors

Mr. NG Wai Hung – Director, aged 42, is a practicing solicitor and a partner in Iu, Lai & Li, a Hong Kong firm of solicitors and notaries. Mr. Ng has extensive experience in the area of securities law, corporate law and commercial law in Hong Kong and has been involved in initial public offerings of securities in Hong Kong as well as corporate restructuring, mergers and acquisitions and takeovers of listed companies. He frequently advises multinational and Hong Kong corporations on private equity investments, joint ventures as well as regulatory compliance. He joined the Group in March 2000.

Mr. CHEUNG Chung Leung, Richard – Director, aged 52, has over 20 years of experience as an architect and real estate investment adviser. He is also the Executive Chairman of China SMS Limited. He graduated from the University of Hong Kong with degrees of Bachelor of Arts (Architectural Studies) and Bachelor in Architecture. He is a member of the Hong Kong Institute of Architects and a Registered Architect pursuant to the Architects Registration Ordinance. He joined the Group in March 2000.

Mr. WU Wang Li – Director, aged 31, has over 8 years of experience in the auditing and accounting profession and consulting services. He is a director of GK Asia Capital Limited and is admitted to the status of Certified Practising Accountant of CPA Australia. He is also an independent non-executive director of Swank International Manufacturing Company Limited. He joined the Group in September 2004.

The business addresses of the Directors are as follows:

Name of Director	Address
Mr. YAU Tak Wah, Paul	27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong
Ms. LOUIE Mei Po	27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong
Ms. WONG Shin Ling, Irene	27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong
Mr. TAM Wing Kin	27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong

Name of Director	Address
Mr. NG Wai Hung	20/F., Gloucester Tower, The Landmark, Central, Hong Kong
Mr. CHEUNG Chung Leung, Richard	Unit 17D, Sing Tech Fty Bldg, 49 Wong Chuk Hang Road, Hong Kong
Mr. WU Wang Li	Flat 410, Yiu Hei House, Tung Hei Court, Sai Wan Ho, Hong Kong

As at the Latest Practicable Date, there is no director or proposed director who is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part VX of the SFO.

5. DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provision of the SFO); or (b) pursuant to section 352 of the SFO to be entered into the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by the Directors of Listed Companies in Listing Rules to be notified to the Company and the Stock Exchange were as follows:–

Long positions in the Shares and the underlying shares (in respect of equity derivatives) of the Company

Name of Director	Capacity	Number of Shares and approximate percentage of total shareholding	Number of underlying Shares in respect of the options granted under the Share Option Scheme
Mr. Yau Tak Wah, Paul	Interest of a controlled corporation *(Note)*	2,300,000 Shares (0.8%)	Nil

Note: These Shares are held through Pacific Shore Profits Limited, a company beneficially wholly owned by Mr. Yau Tak Wah, Paul.

Save as disclosed above, as at the Latest Practicable Date, none of the directors or chief executive of the Company had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (within the measuring of Part XV of the SFO) which are required (a) to be notified to the

Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed, to have such provisions of the SFO); (b) pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules relating to securities transactions by directors to be notified to the Company and the Stock Exchange.

6. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as it is known to any Directors and the chief executive of the Company, Shareholders (other than Directors or chief executive of the Company) who have interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or which were required, pursuant to section 336 of Part XV of the SFO, to be entered in the register referred to therein, or who is interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group were as follows:

(i) Long position in the Shares

Name of shareholder	**Capacity**	**Number of Shares interested**	**Percentage of issued share capital of the Company** *(Note 1)*
Winspark Venture Limited	Beneficial owner *(Note 2)*	788,807,598 Shares	87.74%
Mr. Chan Yuen Ming	Interest of a controlled corporation *(Note 3)*	788,807,598 Shares	87.74%

Notes:

1. For the purpose of this circular, the shareholding percentage is calculated on the basis of 899,072,879 Shares in issue immediately after completion of the Open Offer and the Bonus Issue assuming that (i) none of the Qualifying Shareholders (except for the Underwriter) takes up any provisional allotments of the Offer Shares and (ii) the Underwriter has taken up all the Offer Shares underwritten by it under the Underwriting Agreement.

2. The entire issued share capital of Winspark Venture Limited is beneficially wholly owned by Mr. Chan Yuen Ming. These Shares comprise 175,803,363 existing Shares held by the Underwriter, the full entitlement of 219,754,200 Offer Shares which the Major Shareholder has undertaken to accept, the 137,831,605 Offer Shares underwritten by it under the Underwriting Agreement and the Bonus Shares to be issued to it as a result of the Offer Shares subscribed by it.

3. Mr. Chan Yuen Ming wholly and beneficially owns Winspark Venture Limited. Mr Chan is therefore deemed to be interested in the Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO.

(ii) Long position in shares of other members of the Group

The parties, other than members of the Group, directly or indirectly, having 10% or more interests in the subsidiaries of the Company as at the Latest Practicable Date were as follows:

Name of substantial shareholder	Name of subsidiary	Approximate percentage of total issued share capital or the total registered capital of the respective subsidiary
Electronics Tomorrow Manufactory Inc.	Limbrick Investment Limited	26%
Allied Success Inc.	Prime Star Industries Limited	12%
Dongguan Yifu Circuit Board Factory	Wanjiang Development	16.37%
Profitown Investment Corporation	Swank International Manufacturing Co. Ltd	70%

Save as disclosed above, as at the Latest Practicable Date, the Directors or chief executive of the Company were not aware of any other person (other than Directors or chief executive of the Company) who has an interest or short positions in the Shares or underlying shares of the Company or any option in relation thereto which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or which were required, pursuant to section 336 of Part XV of the SFO, to be entered in the register referred to therein, or who is interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group.

7. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into any service contracts with the Company or any of its subsidiaries or associated companies, excluding contracts expiring within one year without payment of compensation other than statutory compensation.

8. INTERESTS IN CONTRACT OR ARRANGEMENT

As at the Latest Practicable Date, none of the Directors was materially interested in contract or arrangement subsisting which is significant in relation to the business of the Group.

9. INTERESTS IN ASSETS

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets acquired or disposed of by or leased to any member of the Group or is proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2004, being the date to which the latest published audited accounts of the Company were made up.

10. COMPETING INTEREST

None of the Directors has any interest in any business which competes or is likely to compete, either directly or indirectly, with the Group's business.

11. LITIGATION

On 11 July 2005, Moulin Global Eyecare Holdings Limited (in provisional liquidation) ("Moulin") brought an action in the High Court of Hong Kong against Active Base Limited, a wholly owned subsidiary of the Company, in respect of a loan agreement dated 24 February 2005 relating to a loan of HK$50 million ("Loan") and a debenture executed by Moulin. Moulin is seeking for a declaration that the Loan and the debenture are invalid, unenforceable or otherwise not binding on itself and/or any liquidator. As at the Latest Practicable Date, the pleadings stage had been completed, the parties had made mutual discovery of their respective documents relating to the issues in the proceedings and witness statements were also exchanged. The parties are yet to apply for the court's direction to set the case down for trial.

Save as disclosed above, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

12. EXPERTS AND CONSENT

The qualifications of the experts who have given opinion in this circular are as follows:

Name	Qualification
Barits	a licensed corporation to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities registered under the SFO
CCIF CPA Limited ("CCIF")	Certified Public Accountants

As at the Latest Practicable Date, Barits and CCIF had no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group and had no direct or indirect interest in any assets acquired or disposed of by or leased to any member of the Group since 31 December 2005, being the date to which the latest published audited accounts of the Company were made up.

Each of Barits and CCIF has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the reference to its name in the form and context in which they appear.

13. MATERIAL CONTRACTS

The following contracts, not being contracts in the ordinary course of business, have been entered into by the Group within two years preceding the Latest Practicable Date and are or may be material:

a. the Underwriting Agreement; and

b. the agreement for the sale and purchase of an aggregate of 1,874,917,645 share(s) of HK$0.01 each in the issued share capital of Swank International Manufacturing Company Limited ("**Swank**") dated 20 January 2005 (the "**Swank Agreement**") entered into between China Time Investment Holdings Limited, Probest Holdings Inc. ("**Probest**", an indirect wholly owned subsidiary of the Company), Rich Global Investments Limited, Kingsway Lion Spur Technology Limited, the Company and SW Kingsway Capital Holdings Limited, at a total consideration of approximately HK$56,247,530;

c. the loan restructuring agreement dated 20 January 2005 as varied and supplemented by the supplemental loan restructuring agreement dated 13 April 2005 entered into between Probest, Swank and Profitown Investment Corporation in relation to, inter alia, the restructuring of the loan in the principal amount of HK$163,000,000 due and owing by Swank to Probest under the promissory note dated 3 November 2003; and

d. the supplemental agreement in relation to the Swank Agreement dated 13 April 2005.

14. MISCELLANEOUS

(i) The expenses in connection with the Open Offer, including underwriting commission, printing, registration, legal, professional and accounting charges are estimated to amount to approximately HK$3.4 million and will be payable by the Company.

(ii) The English text of this circular shall prevail over the Chinese text in the case of any inconsistency.

15. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the offices of the Company at 15/F, Alexandra House, 18 Chater Road, Hong Kong, during normal business hours up to and including 12 May 2006:

(a) the memorandum of association of the Company and Bye-laws;

(b) the material contracts referred to in this appendix;

(c) the annual report of the Company for the two financial years ended 31 December 2005;

(d) the letter from the Independent Board Committee contained in this circular;

(e) the letter of advice from Barits contained in this circular;

(f) the letter from CCIF CPA Limited contained in this circular;

(g) the written consents referred to in the section headed "Experts and consent" of this appendix; and

(h) the circular of the Company dated 10 May 2005 in relation to the agreements referred to in paragraph (b), (c) and (d) of the section headed "material contracts" in this circular.

Tomorrow International Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 760)

NOTICE IS HEREBY GIVEN that a special general meeting of Tomorrow International Holdings Limited (the "Company") will be held at Unit 903 – 906, 9th Floor, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hunghom, Kowloon, Hong Kong at 11:00 a.m. on 30 May 2006 or any adjournment thereof for the purpose of considering and, if thought fit, passing, with or without amendment or modification, the following resolutions as ordinary or special resolutions (as the case may be) of the Company:

SPECIAL RESOLUTION

1. "**THAT** the existing Bye-law 148 of the bye-laws of the Company be and is hereby amended by inserting the following words immediately after the words "in the same proportions" on line 6:

   "or such other proportions as the Members may by ordinary resolution determine"

ORDINARY RESOLUTIONS

2. "**THAT:**

   (i) subject to the passing of resolutions numbered 1 above and 3 below and conditional upon (a) the Listing Committee of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") granting or agreeing to grant (subject to allotment) and not having withdrawn or revoked the approval of the listing of and permission to deal in the Offer Shares (as defined below) in their fully-paid forms to be allotted and issued to the shareholders of the Company pursuant to the terms and conditions of the Open Offer (as defined below); (b) the delivery to the Stock Exchange and registration of all documents relating the Open Offer required by law to be registered with the Registrar of Companies in Hong Kong and filing of the documents relating to the Open Offer with the Registrar of Companies in Bermuda and posting of the document relating to the Open Offer to its shareholders; (c) the Bonus Issue (as defined in resolution numbered 3 below) becoming unconditional (save as any condition requiring the Open Offer to become unconditional); and (d) the obligations of Winspark Venture Limited (the "**Underwriter**") under the underwriting agreement (the "**Underwriting Agreement**" a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) dated 8 March 2006 becoming unconditional and the Underwriting Agreement not being terminated in accordance with the terms thereof on or before 4:00 p.m. on the third business day following the last day for acceptance of the provisional allotments of the Offer Shares,

(a) the issue by way of an open offer (the "**Open Offer**") of 357,585,805 new ordinary shares (the "**Offer Shares**") of HK$0.01 each in the capital of the Company to the shareholders of the Company whose names appear on the register of members of the Company on 30 May 2006 (excluding those shareholders whose registered address as shown in the register of members of the Company on that date are outside Hong Kong whom the board of directors consider it necessary or expedient to exclude after making the relevant enquiries) on the basis of five Offer Shares for every four existing shares of HK$0.01 each in the capital of the Company ("**Shares**") held on such date together with the Bonus Shares (as defined in resolution numbered 3 below) and otherwise pursuant to and in accordance with the terms and conditions set out in the circular dated 28 April 2006 despatched to shareholders of the Company (the "**Circular**" a copy of which has been produced to the meeting marked "B" and signed by the chairman of the meeting for the purpose of identification) be and it is hereby approved;

(b) the absence of any arrangement for application for Offer Shares that are in excess of the provisional allotments be and the same is hereby approved;

(c) the directors (the "**Directors**") of the Company be and they are hereby authorised to allot and issue the Offer Shares pursuant to or in connection with the Open Offer notwithstanding that the same may be offered, allotted or issued otherwise than pro rata to the existing shareholders of the Company and, in particular, the Directors be and they are hereby authorised to make such exclusions or other arrangements in relation to fractional entitlements or overseas shareholders as they deem necessary or expedient having regard to any restrictions or obligations under the laws of, or the requirements of or the likely expenses and delay that may be incurred in determining the extent of any such restrictions, obligations or requirement of any recognised regulatory body or any stock exchange in any territory applicable to the Company;

(d) the Underwriting Agreement and the transactions contemplated thereby be and the same are hereby approved, confirmed and ratified; and

(e) the Directors be and they are hereby authorised to sign and execute such documents and do all such acts and things incidental to the Open Offer or as they consider necessary or expedient in connection with the implementation of or giving effect to the Open Offer, the Underwriting Agreement and the transactions contemplated thereunder, including the satisfaction or fulfilment of any conditions to which the Underwriting Agreement is subject (subject to such variations which the Directors may consider necessary, desirable and in the interest of the Company)."

3. "**THAT** subject to the passing of resolutions numbered 1 and 2 above and conditional upon (a) the Listing Committee of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") granting or agreeing to grant (subject to allotment) and not having withdrawn or revoked the approval of the listing of and permission to deal in the new ordinary shares of HK$0.01 each in the capital of the Company (the "**Shares**") to be issued pursuant to this resolution; and (b) the Open Offer (as defined in the resolution numbered 2 above) becoming unconditional (save as any condition requiring the Bonus Issue (as defined below) to become unconditional) and the Underwriting Agreement (as defined in the resolution numbered 2 above) not being terminated by the Underwriter:

   (a) a sum of not more than HK$2,554,184.30 being part of the amount standing to the credit of the contributed surplus account of the Company be capitalised and the directors (the "**Directors**") of the Company be and they are hereby authorised and directed to appropriate the said sum in paying up in full at par not more than 255,418,430 new Shares (the "**Bonus Shares**"), such Bonus Shares to be allotted, issued and distributed, credited as fully paid, to and among the registered holders of the Offer Shares (as defined in resolution numbered 2 above) on the basis of five Bonus Shares for every seven Offer Shares held ("**Bonus Issue**") and that the Bonus Shares shall rank for all purposes pari passu with the then existing issued Shares notwithstanding that the same may be allotted, issued or distributed otherwise than pro rata to the existing shareholders of the Company;

   (b) the Directors be and they are hereby authorised to sign and execute such documents and do all such acts and things incidental to the issue of the Bonus Shares or as they consider necessary or expedient in connection with the issue of the Bonus Shares (subject to such amendments which the Directors may consider necessary, desirable and in the interest of the Company)."

4. "**THAT** subject to the passing of resolutions numbered 1, 2 and 3 above and conditional upon (a) the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the shares of HK$0.04 each in the capital of the Company arising from the Share Consolidation (as defined below) (including those resulting from the Open Offer (as defined in the resolution numbered 2 above) and the Bonus Issue (as defined in the resolution numbered 3 above)); and (b) the Open Offer and the Bonus Issue becoming unconditional and the Underwriting Agreement (as defined in resolution numbered 2 above) not being terminated by the Underwriter (as defined in the resolution numbered 2 above), with effect from 9:30 a.m. on the business day immediately after the date on which the Open Offer and the Bonus Issue become unconditional, every 4 shares of HK$0.01 each in the issued and unissued share capital of the Company be consolidated into one share of HK$0.04 (the "**Share Consolidation**") and the directors of the Company be authorised to do such things and acts as they consider necessary or appropriate to implement the same, including arrangements in relation to fractional Consolidated Shares which may arise from the Share Consolidation."

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 28 April 2006

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
27/F., Henley Building
5 Queen's Road Central
Hong Kong

Notes:

(1) A member entitled to attend and vote at the above meeting may appoint a proxy to attend and vote on his behalf and such proxy need not be a member of the Company. A form of proxy for use at the meeting is enclosed.

(2) In order to be valid, the form of proxy, together with any power of attorney or authority under which it is signed or a certified copy of that power of attorney or authority, must be deposited at the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shop 1712-1716, 17th Floor., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

(3) Completion and return of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjournment thereof and in such event, the authority of the proxy shall be deemed to be revoked.

(4) In case of joint holders of any share, if more than one of such joint holders be present at any meeting, the vote of the senior who tenders a vote, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

(5) Special resolution no. 1 and ordinary resolutions Nos. 2 and 3 shall be voted by way of poll by Shareholders who are not interested or involved in the Underwriting Agreement, being Shareholders other than Winspark Venture Limited and its associates.

As at the date hereof, the board of directors of the Company comprises Mr Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene and Mr. Tam Wing Kin as executive Directors, and Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li as independent non-executive Directors.

(5) 第1項特別決議案及第2項及第3項普通決議案，須由並無利害關係或牽涉包銷協議之股東，即Winspark Venture Limited及其聯繫人士以外之股東以投票表決方式決定。

於本通告日期，本公司董事會由執行董事邱德華先生、雷美寶小姐、王香玲小姐及譚榮健先生以及獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生組成。

4. 「**動議**待上文第1第2及第3項決議案獲通過後，及在(a)聯交所上市委員會批授或同意批授因股份合併（定義見下文）產生之本公司股本中每股面值0.04港元之股份（包括於公開發售（定義見上文第2項決議案）及紅股發行（定義見上文第3項決議案）後所產生者）上市及買賣；(b)公開發售及紅股發行成為無條件及包銷商（定義見上文第2項決議案）並無終止包銷協議（定義見上文第2項決議案），自緊隨公開發售及紅股發行成為無條件當日後之營業日上午九時三十分起，每四股本公司已發行及未發行股本中每股面值0.01港元之股份合併成一股面值0.04港元之股份（「股份合併」），及授權本公司董事認為對實施上述事項必需或適宜之事宜或事項，包括因股份合併可能產生有關合併股份的碎股的安排。」

此致

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零六年四月二十八日

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

附註：

(1) 凡有權出席上述大會及於會上投票之股東，均可委派一位或多位代表出席並代其投票。代表毋須為本公司之股東。隨函附奉適用於會議之代表委任表格。

(2) 代表委任表格連同已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之股份過戶登記處香港分處香港中央證券登記有限公司（地址為香港皇后大道東183號合和中心17樓1712－1716室），方為有效。

(3) 填妥及交回代表委任表格後，本公司股東仍可親身出席所召開大會或其任何續會並且作出投票，在該情況下，代表委任表格被視為已撤回論。

(4) 就聯名持有任何股份之人士而言，如超過一名以上之有關聯名持有人親身或委派代表出席任何大會，則在排名首位之持有人投票後，其他聯名持有人均無投票權。就此而言，排名先後乃按照股東名冊內有關聯名持有人之排名次序而定。

3. 「**動議**待上文第1及2項決議案獲通過後，及在(a)香港聯合交易所有限公司（「**聯交所**」）上市委員會批授或同意批授（受配發所限）且並無撤回根據本決議案將予發行之本公司股本中每股面值0.01港元之新普通股（「**股份**」）上市及買賣；及(b)公開發售（定義見上文第2項決議案）成為無條件（不包括規定紅股發行（定義見下文）成為無條件之任何條件）及包銷商並無終止包銷協議（定義見上文第2項決議案）；

   (a) 本公司繳入盈餘賬中不超過2,554,184.30港元之進賬項部分總和撥充資本及謹此授權及指示本公司董事（「**董事**」）把上述總和用於按面值繳足不超過255,418,430股新股份（「**紅股**」），該等紅股將以入賬列作繳足方式配發、發行及分派予發售股份（定義見上文第2項決議案）之登記持有人，基準為持有每七股發售股份獲發五股紅股（「**紅股發行**」），而該等紅股就一切而言與當時已發行現有股份享有同等權益，儘管可能、配發、發行或分派與本公司現有股東比例相同或不同之股份；

   (b) 授權董事簽署及簽立有關文件及作出從屬發行紅股或彼等認為對發行紅股而言，屬必要或權宜之一切有關行動及事項（董事可作出認為必需、必要及符合本公司最佳利益之有關修訂）。」

(a) 批准本公司根據及按照本公司於二零零六年四月二十八日寄發予其股東之通函(「**通函**」,其註有「B」字樣之副本已送呈本大會,並由本大會主席簽署以資識別)所載之條款及條件及其他以公開發售(「**公開發售**」)方式按於該每持有四股本公司股本中每股面值0.01港元之現有股份(「**股份**」)獲發五股發售股份之比例連同紅股(定義見下文第3項決議案)發行357,585,805股本公司股本中每股面值0.01港元之新普通股(「**發售股份**」)發行予於二零零六年五月三十日名列本公司股東名冊之本公司股東(不包括於該日在本公司股東名冊所示登記地址為香港境外而董事會於作出相關查詢後認為撇除彼等為必須或權宜之該等股東);

(b) 批准不設申請超過暫定配額之發售股份之任何安排;

(c) 授權本公司之董事(「**董事**」)根據公開發售或就公開發售配發及發行發售股份,儘管可能發售、配發或發行與本公司現有股東比例相同或不同之股份,及(尤其是)授權董事就零碎配額或海外股東作出彼等認為對本公司所適用任何司法權區之法例或本公司所適用任何司法權區所在任何獲認可監管機構或任何證券交易所之規定下之任何限制或責任或於釐定本公司所適用任何司法權區所在任何獲認可監管機構或任何證券交易所之任何有關限制、責任或規定之範圍時很可能產生之開支及延遲而言,屬必需或權宜之有關排他性或其他安排;

(d) 批准、確認及追認包銷協議及其項下擬進行之交易;及

(e) 授權董事簽署及簽立有關文件及作出從屬公開發售或彼等認為對執行或實施公開發售、包銷協議及其項下擬進行之交易而言,屬必要或權宜之一切有關行動及事項(包括滿足或履行公開發售作實時須達到之任何條件)(董事可作出認為必需、必要及符合本公司最佳利益之有關修訂)。」

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：760)

茲通告明日國際集團有限公司(「本公司」)謹訂於二零零六年五月三十日上午十一時正假座香港九龍紅磡鶴翔街1號維港中心1座9樓903至906室舉行股東特別大會或其任何續會，以考慮及酌情通過(無論有否修訂)下列決議案作為本公司普通或特別決議案(視情況而定)：

特別決議案

1. 「**動議**於第6行緊隨「以相同比例」等字眼後加入以下字眼，以修訂公司細則之現有第148條：

「或如股東以普通決議案可能決定之該等其他比例」

普通決議案

2. 「**動議**：

(i) 待上文第1項及下文第3項決議案獲通過後，及在(a)香港聯合交易所有限公司(「**聯交所**」)上市委員會批授或同意批授(受配發所限)且並無撤回繳足發售股份(定義見下文)上市及買賣，該等發售股份乃根據公開發售(定義見下文)之條款及條件配發及發行予本公司股東；(b)按法例之規定，將所有與公開發售有關之文件向香港公司註冊處處長登記，及把與公開發售有關之文件向公司註冊處處長存檔及向其股東寄發有關公開發售之文件；(c)紅股發行(定義見下文第3項決議案)成為無條件(不包括規定公開發售成為無條件之任何條件)；及(d) Winspark Venture Limited(「**包銷商**」)根據於二零零六年三月八日訂立之包銷協議(「**包銷協議**」，其註有「A」字樣之副本已送呈本大會，並由本大會主席簽署以資識別)須履行之責任成為無條件及包銷協議於接納暫定配發之發售股份最後日期後第三個營業日下午四時正或之前並無根據有關條款終止後，

15. 備查文件

下列文件之副本由本通函刊發日期起至二零零六年五月十二日(包括該日)止之一般辦公時間內，於本公司在香港之辦事處香港遮打道18號歷山大廈15樓可供索閱：

(a) 本公司之公司組織章程大綱細則；

(b) 本附錄所述之重大合約；

(c) 本公司截至二零零五年十二月三十一日止兩個財政年度之年報；

(d) 本通函所載獨立董事委員會之函件；

(e) 本通函所載倍利之意見函件；

(f) 本通函所載陳葉馮會計師事務所有限公司之函件；

(g) 本附錄「專家及同意書」一節所述之同意書；及

(h) 本公司日期為二零零五年五月十日有關本通函「重大合約」一節第(b)、(c)及(d)段所述之協議。

於最後可行日期，倍利及陳葉馮會計師事務所並無擁有本集團任何股權，亦無任何可供認購或提名他人認購本集團任何成員公司證券之權利（不論可合法強制執行與否），且自二零零五年十二月三十一日（即本集團編製最近期發表之經審核賬目之日期）起亦無於本集團任何成員公司之已收購、出售或租賃之任何資產或建議收購或出售或租賃之任何資產中直接或間接擁有任何權益。

倍利及陳葉馮會計師事務所已就刊發本通函發出同意書，同意以本通函各自所載之形式及涵義收錄其函件及引述其名稱，且並無撤回彼等之同意書。

13. 重大合約

本集團於緊接最後可行日期前兩年內訂立以屬或可能屬重大合約（並非於日常業務過程中訂立之合約）：

a. 包銷協議；及

b. China Time Investment Holdings Limited、Probest Holdings Inc.（「Probest」，本公司間接全資附屬公司）、Rich Global Investments Limited、Kingsway Lion Spur Technology Limited、本公司及滙富金融控股有限公司就買賣恒光行實業有限公司（「恒光行」）已發行股本中每股面值0.01港元之股份合共1,874,917,645股股份而於二零零五年一月二十日訂立之協議（「恒光行協議」），總代價約為56,247,530港元；

c. Probest、恒光行及Profitown Investment Corporation就（其中包括）重組恒光行根據日期為二零零三年十一月三日之承兑票據結欠Probest之本金額163,000,000港元貸款而於二零零五年一月二十日訂立之貸款重組協議（經日期為二零零五年四月十三日之補充貸款重組協議修改及補充）；及

d. 於二零零五年四月十三日就恒光行協議訂立之補充協議。

14. 一般事項

(i) 有關公開發售之開支，包括包銷佣金、印刷、登記、法律、專業及會計開支估計約為3,400,000港元，須由本公司支付。

(ii) 本通函之中英文版如有歧異，一概以英文本為準。

8. 於合約或安排中之權益

於最後可行日期，董事於對本集團業務屬重大而仍然存續之合約或安排中概無擁有重大權益。

9. 於資產之權益

於最後可行日期，董事概無於本集團任何成員公司自二零零四年十二月三十一日(即本公司編製最近發表之經審核賬目之日期)起之已收購、出售或租賃之任何資產或建議收購或出售或租賃之任何資產中直接或間接擁有任何權益。

10. 競爭權益

董事概無於任何與本集團之業務構成競爭或可構成競爭之業務中擁有任何權益。

11. 訴訟

於二零零五年七月十一日，Moulin Global Eyecare Holdings Limtied(「Moulin」)(清盤中)就日期為二零零五年二月二十四日有關一筆50,000,000港元貸款之貸款協議(「該貸款」)及由Moulin簽立之債券，在香港高等法院向本公司一間全資附屬公司Active Base Limited提出起訴。Moulin尋求聲明該貸款及債券為無效、不可執行或因其他理由而不對其及／或任何清盤人具約束力。於最後可行日期，訴狀階段已完成。涉及之各方互相就訴訟下之事宜提呈各自文件內之發現。涉及各方亦已交換見證陳述。涉及各方仍未申請法院指示尋求排期審訊。

除上文所披露者外，於最後可行日期，本公司或其任何附屬公司並無進行任何重大訴訟或仲裁或申索，而據董事所知，本公司或其任何附屬公司亦無待決或面臨任何重大訴訟或申索。

12. 專家及同意書

以下為於本通函內提供或於本通函中所引述意見或建議之專家之資格:

名稱	資格
倍利	根據證券及期貨條例可進行第一類(證券交易)及第六類(就機構融資提供意見)受規管活動之持牌法團
陳葉馮會計師事務所有限公司(「陳葉馮會計師事務所」)	執業會計師

(ii) 本集團其他成員公司之股份長倉

於最後可行日期，下列人士（本公司成員公司除外）直接或間接擁有本公司附屬公司10%或以上權益：

主要股東名稱	附屬公司名稱	佔已發行股本或相關附屬公司註冊資本總額概約百分比
Electronics Tomorrow Manufactory Inc.	Limbrick Investment Limited	26%
Allied Success Inc.	Prime Star Industries Limited	12%
Dongguan Yifu Circuit Board Factory	Wanjiang Development	16.37%
Profitown Investment Corporation	恒光行實業有限公司	70%

除上文所披露者外，於最後可行日期，本公司之董事及主要行政人員並不知悉有任何人士（本公司董事或主要行政人員除外）於本公司之股份或相關股份或與此有關之任何購股權中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或短倉，或根據證券及期貨條例第XV部第336條須記錄於據此置存之記錄冊內之權益或短倉，或持有附帶投票權可在一切情況於本集團其他任何成員公司股東大會上投票之任何類別股本面值10%或以上。

7. 服務合約

於最後可行日期，董事與本公司或其任何附屬公司概無訂立於一年內不作賠償（法定賠償除外）不可終止之服務合約。

及聯交所之權益或短倉(包括按上述證券及期貨條例條文彼等被當作或視為擁有之權益及短倉)；或(b)根據證券及期貨條例第352條須記錄於據此置存之記錄冊內之權益或短倉；或(c)根據上市規則中有關董事進行證券交易之上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或短倉。

6. 主要股東

於最後可行日期，就本公司任何董事或主要行政人員所知，除本公司董事或主要行政人員外，股東於本公司之股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或短倉，或根據證券及期貨條例第XV部第336條須記錄於據此置存之記錄冊內之權益或短倉，或持有附帶投票權可在一切情況於本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上：

(i) 股份長倉

股東名稱	身份	普通股數目	概約百分比 *(附註1)*
Winspark Venture Limited	實益擁有人 *(附註2)*	788,807,598股	87.74%
陳遠明先生	所控制之法團權益 *(附註3)*	788,807,598股	87.74%

附註：

1. 就本通函而言，股權百分比乃根據緊隨公開發售及紅股發行完成後之899,072,879股已發行股份而計算，假設(i)概無合資格股東(包銷商除外)接納發售股份之任何暫定配額；及(ii)包銷商已接納其根據包銷協議所包銷之所有發售股份。

2. Winspark Venture Limited之全部已發行股本由陳遠明先生實益擁有。此等股份包括由包銷商持有之175,803,363股現有股份、主要股份承諾接納之219,754,200股發售股份之全部配額、其根據包銷協議所包銷之137,831,605股發售股份，及其於認購發售股份後獲發行之紅股。

3. Winspark Venture Limited由陳遠明先生全資實益擁有。根據證券及期貨條例第XV部第2及3分部，陳先生因而被視為擁有股份權益。

董事姓名	地址
吳偉雄先生	香港中環置地廣場告羅士打大廈20樓
張仲良先生	香港黃竹坑道49號盛德工業大廈17D室
吳弘理先生	香港西灣河東熹苑耀熹閣410室

於最後可行日期，並無董事或候任董事為本公司之董事或僱員，而於本公司股份及相關股份擁有權益或淡倉，而須根據證券及期貨條例第VX部分第2及第3分部向本公司披露。

5. 董事權益

於最後可行日期，董事及本公司主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中，擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或短倉（包括按上述證券及期貨條例條文被當作或視為擁有之權益及短倉）；或(b)根據證券及期貨條例第352條須記錄於據此置存之記錄冊內之權益或短倉；或(c)根據上市規則中上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或短倉如下：

於本公司股份及相關股份（就股本衍生工具而言）之長倉

董事姓名	身份	股份數目及佔股權總額之概約百分比	根據購股權計劃授出之購股權涉及之相關股份數目股本百分比
邱德華先生	所控制之法團（附註）	2,300,000股 (0.8%)	無

附註： 此等股份乃透過由邱德華先生實益擁有之公司Pacific Shore Profits Limited持有。

除上文所披露者外，於最後可行日期，本公司各董事及主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例第XV部）之任何股份、相關股份及債券中， 並無擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司

譚榮健先生（董事），現年40歲，負責本集團之財務工作。彼為英國特許管理會計師公會、英國公認會計師公會及香港會計師公會之會員。彼為執業會計師，於加入本集團之前，曾於一間國際會計師事務所及兩間香港上市公司工作。彼於會計方面擁有逾16年經驗。彼於二零零零年二月加入本集團。

獨立非執行董事

吳偉雄先生（董事），現年42歲，為執業律師，且為姚黎李律師行之合夥人，姚黎李律師行為香港律師行及公證人。吳先生在香港之證券法例、公司法例及商業法例方面擁有廣泛經驗，並曾參與證券於香港之首次公開發售以及上市公司企業重組、收購及合併等活動。彼常就私人股本投資、合營企業及規例遵守方面向跨國公司及香港公司提供顧問服務。彼於二零零零年三月加入本集團。

張仲良先生（董事），現年52歲，擁有逾20年建築師及房地產投資顧問之經驗。彼亦為China SMS Limited之行政主席。彼於香港大學畢業，獲文學士學位（建築學）及建築學士學位。彼為香港建築師學會之會員及建築師註冊條例所指之註冊建築師。彼於二零零零年三月加入本集團。

吳弘理先生（董事），現年31歲，於審核及會計專業及顧問服務方面擁有逾8年經驗。彼為高富亞洲企業融資有限公司之董事及澳洲會計師公會認可之執業會計師。彼亦為恒光行實業有限公司之獨立非執行董事。彼於二零零四年九月加入本集團。

董事之業務地址如下：

董事姓名	**地址**
邱德華先生	香港皇后大道中5號衡怡大廈27樓
雷美寶小姐	香港皇后大道中5號衡怡大廈27樓
王香玲小姐	香港皇后大道中5號衡怡大廈27樓
譚榮健先生	香港皇后大道中5號衡怡大廈27樓

股份過戶登記處香港分處	香港中央證券登記有限公司 香港 皇后大道東183號 合和中心 17樓 1712－1716室
主要往來銀行	Credit Suisse UBS 香港上海滙豐銀行有限公司 富邦銀行(香港)有限公司 中國工商銀行(亞洲)有限公司

4. 董事資料

董事簡歷如下：

執行董事

邱德華先生(主席)，現年50歲，為本集團之創辦人，主要負責公司策略規劃。彼持有機械工程理學士學位，並在電子行業擁有逾20年經驗。在成立本集團之前，邱先生曾於一間在香港經營之著名美國電子公司任職設計工程師，故在生產設計方面累積寶貴經驗，且與香港多家電子製造商建立緊密之業務關係。

雷美寶小姐(董事)，現年38歲，負責本集團之業務投資及發展。雷小姐持有由香港中文大學頒發之工商管理碩士學位及社會科學學士學位。在加入本集團之前，彼為兩間香港上市公司之執行董事，該兩間上市公司主要從事按揭貸款融資、物業投資及發展。彼在業務投資及發展方面擁有逾10年經驗。彼於二零零零年二月加入本集團。

王香玲小姐(董事)，現年45歲，負責本集團之管理及行政工作。王小姐於物業發展及管理方面有逾13年經驗。於加入本集團之前，彼為香港兩間上市公司之執行董事，該兩間公司主要從事按揭貸款融資、物業投資及發展。彼於二零零零年二月加入本集團。

本公司並無任何股本或債務股本附有購股權或有條件或無條件同意附有購股權，亦無任何可影響股份之已發行或已授出之認股權證或換股權或有條件或無條件同意發行或授出認股權證或換股權。

3. 公司資料及參與公開發售之各方

註冊辦事處	Clarendon House, 2 Church Street Hamilton HM 11, Bermuda
總辦事處及主要營業地點	香港 皇后大道中5號 衡怡大廈27樓
法定代表	雷美寶 譚榮健
公司秘書及合資格會計師	譚榮健*FCCA*
包銷商	Winspark Venture Limited
本公司法律顧問	*香港法律：* 張葉司徒陳律師事務所 香港 遮打道18號 歷山大廈 15樓 *百慕達法律：* Conyers, Dill & Pearman 香港 中環 廣樂廣場8號 交易廣場一座 2901室
核數師	陳葉馮會計師事務所有限公司 執業會計師 香港 銅鑼灣 軒尼詩道500號 興利中心37樓
主要股份過戶登記處	The Bank of Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda

1. 責任聲明

本通函已根據上市規則之規定，提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在進行一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使本通函有任何聲明產生誤導。

2. 股本

於最後可行日期及緊隨公開發售及紅股發行及股份合併（假設公開發售及紅股發行成為無條件及股份合併生效）後，本公司之法定及已發行股本將如下：

法定：		*千港元*
50,000,000,000	股股份	500,000
已發行、將予發行及繳足或入賬列為繳足：		
286,068,664	股於最後可行日期之已發行股份	2,861
357,585,805	股根據公開發售將予發行之股份	3,576
255,418,430	股根據紅股發行將予發行之股份	2,554
899,072,879		8,991
224,768,219	股於股份合併生效時已發行之股份	8,991

所有現有股份在各方面均享有同等權益，尤其包括股息、投票權及資本回報。

發售股份及紅股於配發及發行時在各方面均享有同等權益，包括獲得所有於發行及配發繳足發售股份及紅股當日或之後所宣派、作出或派付之未來股息及分派之權利。

所有合併股份於配發及發行時在各方面均享有同等權益，尤其包括股息、投票權及資本回報。

股份現於聯交所上市。概無本公司股本或任何其他證券之部分現於聯交所以外之任何證券交易所上市或買賣，亦無申請或現擬或尋求股份或本公司任何其他證券在任何其他證券交易所上市或買賣。

緊隨公開發售完成後本集團股東應佔未經審核備考經調整綜合資產淨值之估計財務影響概述如下：

於二零零五年十二月三十一日本集團之經審核資產淨值	公開發售之估計所得款項淨額	公開發售後本集團股東應佔之未經審核備考經調整綜合資產淨值
百萬港元	*百萬港元*	*百萬港元*
784	170	954

任何相關財務資料之獨立查核，主要比較未經調整財務資料與資料來源文件、考慮有關調整之憑證，並與 貴公司董事討論未經審核備考財務資料。

吾等之工作並不構成根據香港會計師公會頒佈之香港核數準則、香港審閱委任準則或香港審計委任準則進行之核數或審閱，故此，吾等並無就備考財務資料表達任何核數或審閱意見。

未經審核備考財務資料按照通函附錄二所載之基準編製，僅供說明之用，而基於其性質，其未必可以顯示：

- 貴集團於任何未來期間之業績及每股盈利。
- 貴集團於任何未來日期之財務狀況。

意見

吾等認為：

(a) 董事已根據所列基準妥為編製未經審核備考財務資料；

(b) 有關基準與 貴公司之會計政策一致；及

(c) 就根據上市規則第4.29條所披露之未經審核備考財務資料而言，有關調整乃屬恰當。

此 致

香港
皇后大道中5號
衡怡大廈27樓
明日國際集團有限公司
董事會 台照

陳葉馮會計師事務所有限公司
董事
蔡文安
謹啟

二零零六年四月二十八日

CCIF
陳葉馮會計師事務所有限公司
香港 銅鑼灣 軒尼詩道500號
興利中心37樓

敬啟者：

吾等就載於明日國際集團有限公司(「貴公司」)於二零零六年四月二十八日關於建議公開發售357,585,805股新股份(基準為每持有四股現有股份獲發五股發售股份並附帶每七股繳足之發售股份獲發五股紅股)(「公開發售及紅股發行」)刊發之通函附錄二第123頁所載　貴公司及其附屬公司(下文統稱「貴集團」)之「未經審核備考財務資料」一節所載之未經審核備考財務資料(由　貴公司董事負責編製，僅供説明之用，以為公開發售如何影響所呈列之有關財務資料)作出報告。

責任

貴公司董事之責任為根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4章第29段編製未經審核備考財務資料。

吾等之責任為按上市規則規定就未經審核備考財務資料發表意見，並向　閣下呈報吾等之意見。吾等對之前就編撰未經審核備考財務資料時所用任何財務資料而發出之任何報告，除對於報告發出當日獲吾等發出報告之人士外，吾等概不負上任何其他責任。

意見之基礎

吾等根據英國核數守則委員會發出之投資通函申報準則及1998／8號簡報「根據上市規則作出備考財務資料申報」(如適用)進行有關工作。吾等之工作涉及

4. 債務

於二零零六年二月二十八日(即本通函付印前就本債項聲明而見之最後可行日期)營業時間結束時，本集團並無未償還借款。

此外，於二零零六年二月二十八日，本公司就擔保銀行融資有或然負債約15,000,000港元。

除上一段所載及除集團內公司間負債及一般貿易應付款項及應付票據外，本集團內各公司於二零零六年二月二十八日營業時間結束時，並無任何按揭、抵押、債券、貸款資本、債務證券(不論已發行及於市場流通、及法定及在其他情況下增設但未發行)、有期貸款及透支，或其他類似債務、融資租約或租購承擔、承兑負債或承兑信貸，或性質為借款之其他借貸或債務，或任何擔保或其他重大或然負債。

就上述債務聲明而言，外幣款項已按於二零零六年二月二十八日營業時間結束時之概約匯率換算成港元。

自二零零六年二月二十八日以來，本集團之債務或或然負債並無重大變動。

5. 營運資金

董事認為，在考慮到本集團可獲提供之內部資源、公開發售估計所得款項淨額後，及在並無不可預見之情況下，本集團在本通函刊發日期起計之後十二個月具備充足營運資金應付其現時所需。

6. 重大不利變動

除公開發售及紅股發行，及附錄二「未經審核備考財務資料」等節所載之資料外，董事並不知悉自二零零五年十二月三十一日(即編製本集團最近期刊發之經審核財務報表之日期)以來，本集團之財政或貿易狀況有任何重大不利變動。

(c) 除於本財務報告其他部份詳述之交易及結餘外，年內，本集團與關連各方曾進行下列重大交易：

	附註	二零零五年 千港元	二零零四年 千港元
銷售商品予聯營公司	*(i)*	3,746	10,224
向聯營公司購買產品	*(ii)*	6,327	14,807
向聯營公司收取管理費收入	*(iii)*	256	585

(i) 是項對聯營公司之銷售乃按照本集團給予主要第三方客戶之公開價格、條款及條件進行。

(ii) 是項對聯營公司之購買乃按各聯營公司給予其主要第三方客戶之公開價格、條款及條件進行。

(iii) 管理費收入乃按管理層對聯營公司使用之辦公室物業及公共設施之成本估計計算收取。

42. 結算日後事項

於二零零六年三月八日，本公司公佈及建議以公開發售方式根據於記錄日每持有四股現有股份獲發五股發售股份之保證配額基準，按每股發售股份0.485港元之價格發行357,585,805股發售股份， 以募集資金約173,400,000港元（未扣除有關費用前）， 股款須於接納時繳足。繳足發售股份之登記持有人每持有七股繳足發售股份將獲發五股紅股。為使本公司能配發及發行紅股（將僅發行予繳足發售股份之登記持有人）， 以促使公開發售建議之進行，董事會建議修訂公司細則，以容許董事以非按比例之基準向股東作出分派。董事會進一步建議於完成公開發售及紅股發行後進行股份合併，將每四股現有股份合併為一股合併股份。詳情請參閱本公司於二零零六年三月八日之公佈。一份有關（其中包括）公開發售、紅股發行及股份合併之通函，將盡快寄發予本公司股東。

43. 比較數字

由於會計政策轉變，若干比較數字已作調整及重新分類。進一步詳情於附註2及3披露。

44. 母公司

董事認為，截至結算日於英屬處女群島註冊成立之Winspark Venture Limited為其母公司。

(b) 經營租約承擔

本集團根據經營租約安排租用若干辦公室物業、廠房、貨倉及辦公室設備。辦公室物業、廠房及貨倉之協商租賃期由1年至15年不等，而辦公室設備之租賃期為3年。

於二零零五年十二月三十一日，本集團及本公司根據不可撤銷經營租約應付之日後最低租金總額如下：

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
土地及樓宇：				
一年內	6,144	10,010	1,756	1,756
第二至第五年（包括首尾兩年）	16,828	19,258	3,371	5,127
五年以後	1,580	3,538	–	–
	24,552	32,806	5,127	6,883
辦公室設備：				
一年內	89	210	–	–
第二至第五年（包括首尾兩年）	–	89	–	–
	89	299	–	–
	24,641	33,105	5,127	6,883

41. 關連及有關連人士交易

年內，本集團已進行下列之關連及有關連人士交易：

(a) 本集團之全資附屬公司向本集團持有57%權益之附屬公司怡德綫路板有限公司（「怡德」）授出一項24,100,000港元（二零零四年：16,000,000港元）之貸款，供怡德用作一般營運資金。該貸款為無抵押、按照一個月港元定期存款之利率計息及無固定還款期。

(b) 另外，本集團有總上限為15,000,000港元（二零零四年：28,000,000港元）之若干銀行融資，由本集團一間全資附屬公司共同使用。該等銀行融資由兩間本集團均持有57%權益之附屬公司怡德及Plentiful及本集團若干全資附屬公司之公司擔保及本集團若干租賃樓宇（附註16）及本集團若干租賃土地作抵押（附註17）。

(b) 本公司

	股份溢價 千港元	資本贖回儲備 千港元	實繳盈餘 千港元	保留溢利 千港元	合計 千港元
於二零零四年一月一日	200,556	77	368,125	34,646	603,404
年內純利	–	–	–	1,538	1,538
於二零零四年十二月三十一日及二零零五年一月一日	200,556	77	368,125	36,184	604,942
年內純利	–	–	–	5,501	5,501
於二零零五年十二月三十一日	200,556	77	368,125	41,685	610,443

於二零零五年十二月三十一日，根據百慕達一九八一年公司法(經修訂)計算，可用於向本公司權益持有人分派之儲備總額達409,810,000港元(二零零四年：404,309,000港元)。此外，本公司之股份溢價賬中之200,556,000港元可以繳足股款之紅股方式分派。

39. 或然負債

	本公司 二零零五年 千港元	 二零零四年 千港元
就授予附屬公司銀行融資而作出之擔保	15,300	28,300

於結算日，本集團概無其他重大或然負債(二零零四年：無)。

40. 承擔

(a) 資本承擔

	本集團 二零零五年 千港元	 二零零四年 千港元
物業、廠房及設備		
－已訂約但未撥備	**6,075**	–
遞延產品開發成本		
－已訂約但未撥備	**583**	–
－已批准但未訂約	**–**	811
向於中國註冊之附屬公司出資之承擔	**27,958**	4,618
	34,616	5,429

於結算日，本公司並無重大承擔(二零零四年：無)。

(d) 恒光行出售協議完成後，本公司及其全資附屬公司Probest將向China Time簽署一份契據(「明日國際集團契據」)，據此，倘於本公司、恒光行及China Time於二零零五年四月十八日之聯合公布中所詳述之若干情況下，如恒光行終止於聯交所上市，Probest須應要求向China Time賠償56,247,530港元。

於上述恒光行出售協議及其有關貸款重組協議完成後，本集團已實現收益淨額約42,000,000港元。

37. 購股權計劃

本公司設立一項購股權計劃(「明日計劃」)旨在激勵及獎勵為本集團之成功運作作出貢獻之合資格參與者。明日計劃之合資格參與者包括本公司之董事(包括獨立非執行董事)、本集團之其他僱員、向本集團供應貨品或提供服務之供應商、本集團之客戶、本公司股東及本公司附屬公司之任何少數股東。明日計劃從二零零二年五月二十九日開始生效，除非另行撤銷或修改，否則自該日起十年內一直有效。

根據明日計劃獲准授出而目前尚未行使之購股權數目，待其行使時，最多相等於本公司當時已發行股份之10%。於任何十二個月期間內，根據明日計劃授予各合資格參與者之購股權可予發行之股份數目最多不得超過本公司當時已發行股份之1%。任何超出此限額之進一步授出購股權之舉措，須於股東大會上取得股東批准。上取得股東批准。

向本公司任何董事、行政總裁或主要股東或彼等任何聯繫人士授出購股權，須經獨立非執行董事事先批准。此外，於任何十二個月期間內，向本公司任何主要股東或獨立非執行董事或彼等任何聯繫人士授出任何購股權，如超出本公司當時已發行股份0.1%，或合共價值(按本公司股份於授出當日之價格計算)超逾5百萬港元者，則須事先在股東大會上取得股東批准。

提呈授出之購股權可於提呈當日起二十一日內予以接納，承授人須於接納時支付總共1港元之象徵式代價。任何購股權可按照明日計劃於不超過五年之期間內隨時予以行使。該期間於購股權授出之日起計，至該期間結束時為止。

購股權之行使價須由董事釐定，惟須不低於(i)本公司股份於提呈授出購股權日期在聯交所之收市價；(ii)本公司股份於緊接提呈授出購股權日期前五個交易日在聯交所之平均收市價；及(iii)普通股面值三者中之較高者。

購股權並不賦予其持有人獲取股息或於股東大會上投票之權利。

於年內並無授出其他購股權。於結算日，並無購股權尚未行使。

38. 儲備

(a) 本集團

本集團之儲備金額及其於本年度與上年度之變動情況載列於綜合股本變動表內。

36. 綜合現金流量表附註(續)

就出售於恒光行之控股權益所產生之現金及現金等值物淨流出量分析如下：

	二零零五年 千港元	二零零四年 千港元
已收取現金代價	23,079	–
已出售現金及銀行結餘	(31,226)	–
已出售定期存款	(379)	–
現金流出淨額	(8,526)	–

(a) 於二零零五年一月二十日，本公司全資附屬公司Probest Holdings Inc(「Probest」)與獨立第三方China Time Investment Holdings Limited(「China Time」)(其中包括)簽署一份有條件買賣協議(經二零零五年四月十三日補充協議修訂)(「恒光行出售協議」)，據此，Probest以代價約43,000,000港元出售恒光行實業有限公司(「恒光行」)之1,437,396,440股已發行股份，佔恒光行現有已發行股本之約46%，並以如下兩期分期付款支付：

(i) 於完成後六個月內支付23,000,000港元；及

(ii) 於完成後一週年時支付20,000,000港元。

恒光行出售協議於二零零五年六月三日完成。

(b) 恒光行出售協議於二零零五年六月三日完成後，Profitown向Probest發行並交付一項112,285,435港元之新承兑票據，該票據由恒光行擔保(「恒光行擔保」)。恒光行於恒光行擔保下之責任為無抵押，及倘下文(c)段所述之認沽期權獲行使及完成認沽期權下擬進行之交易，該等責任將會終止。

(c) 恒光行出售協議完成後，恒光行、Probest與本公司及Profitown達成一項股東協議以規管Profitown之管理(「Profitown股東協議」)。根據Profitown股東協議之主要條款，恒光行有權要求Probest或一名由Probest促使之獨立第三方認購其所有(並非部份)股份(「認沽期權」)，佔Profitown全部現有已發行股份之70%，認沽期權可於股份出售協議完成日前起計30個月期間屆滿前任何時間，以相當於該等股份應佔之認沽期權行使當日Profitown有形資產淨值之價格行使，而該買方將以零代價承擔於Profitown股東協議日期前恒光行結欠Profitown集團任何成員公司之所有負債。倘以Profitown最近期刊發之經審核賬目中所採納之基準及會計政策所計算之Profitown有形資產淨值於完成日期起計30個月期間下跌至零以下，則Probest將應要求就有關虧絀向Profitown作出賠償。倘(i)ChinaTime於恒光行之總股權降至51%以下；(ii)自股份出售協議日期以來，ChinaTime董事會之多數成員與股份出售協議所披露者相比有任何改變；及(iii)王安康先生不再為ChinaTime最少75%股權之法定及實益擁有人，則認沽期權及Probest所提供之該等賠償保證將會終止，而Probest將無須承擔任何進一步責任。

35. 已發行股本

	二零零五年 *千港元*	二零零四年 *千港元*
法定：		
50,000,000,000股（二零零四年：50,000,000,000）普通股，每股0.01港元（二零零四年：0.01港元）	500,000	500,000
已發行並繳足：		
286,068,644股（二零零四年：286,068,644)普通股，每股0.01港元（二零零四年：0.01港元）	2,861	2,861

年內並無購回任何股份。

36. 綜合現金流量表附註

出售於恒光行之控股權益

	二零零五年 *千港元*	二零零四年 *千港元*
已出售之資產淨值：		
物業、廠房及設備	45,575	–
於聯營公司之權益	31,656	–
現金及銀行結餘	31,226	–
定期存款	379	–
應收賬款	43,916	–
預付款項、按金及其他應收款項	5,060	–
存貨	27,222	–
應付賬款	(20,363)	–
應付聯營公司款項	(2,904)	–
其他應付款項及應計費用	(9,914)	–
應付税項	(850)	–
長期服務金撥備	(379)	–
應付一名股東款項	(47,716)	–
應付承兑票據	(102,073)	–
	835	–
出售收益	42,244	–
代價總額	43,079	–
支付方法：		
已收現金	23,079	–
其他應收款項*(附註31)*	20,000	–
	43,079	–

32. 應付賬款

本集團按賬齡分析之應付賬款如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
即時至三個月	46,809	52,736
四個月至六個月	12,189	34,148
七個月至一年	6,629	5,298
超過一年	6,031	522
	71,658	92,704

賬齡少於四個月之應付賬款佔應付賬款總額65%（二零零四年：57%）。

33. 長期服務金撥備

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
年初	949	1,243	230	240
年內已動用款項	(379)	(294)	–	(10)
年終	570	949	230	230

根據香港僱傭條例，本集團就預期未來可能向僱員作出之長期服務金作出撥備，其進一步闡述載於財務報告附註4(p)「僱員福利」一段。是項撥備乃按照僱員截至結算日服務本集團所可能賺得之未來服務金之最高估計金額計算。

34. 遞延税項負債

	加速税項折舊	
	二零零五年	二零零四年
	千港元	*千港元*
於一月一日	3,122	1,433
自本年度權益扣除	–	1,689
計入本年度損益表	(1,069)	–
於十二月三十一日	2,053	3,122

本集團有香港產生之税損約142,700,000港元（二零零四年：177,890,000港元），可供無限期用作抵銷產生税損之公司之未來應課税溢利。由於遞延税項資產在經已虧損達一段時間之附屬公司產生，故並無就該等税損確認遞延税項資產。

28. 按公平值經損益入賬之財務資產／短期投資

	本集團 二零零五年 千港元	本集團 二零零四年 千港元
交易證券		
一香港上市證券	2,465	7,491
上市證券之市值	2,465	7,491

29. 存貨

	本集團 二零零五年 千港元	本集團 二零零四年 千港元
原材料	37,577	54,121
在製品	17,720	10,168
製成品	12,243	25,121
	67,540	89,410

於二零零五年及二零零四年十二月三十一日，所有存貨按成本值列賬。

30. 應收賬款

本集團按賬齡分析之應收賬款如下：

	二零零五年 千港元	二零零五年 百分比	二零零四年 千港元	二零零四年 百分比
即時至三個月	48,196	70	93,523	75
四個月至六個月	106	0	2,597	2
七個月至一年	943	1	14,532	12
超過一年	19,824	29	13,533	11
	69,069	100	124,185	100
撥備	(6,177)		(8,296)	
撥備後總額	62,892		115,889	

本集團向顧客授出之一般信用期限介乎21日至120日。

31. 預付款項、按金及其他應收款項

結餘包括一項20,000,000港元(二零零四年：無)之數額，為下文附註36所述出售恒光行控股權益之代價結餘。董事認為預付款項、按金及其他應收款項之結餘與彼等之公平值相若。

(ii) Sharp Merit International Limited對Moulin之負債作出註明日期之擔保；及

(iii) 馬寶基先生、馬烈堅先生及馬漢堅先生對Moulin之負債作出註明日期之擔保。

於二零零五年六月或前後，Moulin向弘源提出法律申訴，質疑Moulin貸款及Moulin債權證兩者毋須強制執行。

目前，此項法律訴訟處於初步階段。

然而，本公司董事亦已審慎考慮目前Moulin臨時清盤人變現資產之進展及直至本報告日期Moulin所發放之Moulin財政狀況。因此，該等財務報告已就Moulin貸款確認減值虧損45,000,000港元。

(b) 應收貸款年利率於二零零五年及二零零四年度為3厘至12厘。

26. 現金及現金等價物

現金及現金物包括以下組成部分：

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
銀行及手頭現金	65,453	107,255	2,445	3,930
短期銀行存款	331,322	290,469	261,617	273,043
	396,775	397,724	264,062	276,973

短期銀行存款之實質利率為4.0%(二零零四年：0.5%)，到期日為15日，並合資格在不收取最後存款期任何利息之情況下即時取消。

本集團之銀行及現金結餘包括以人民幣列值並存放於中國各銀行之銀行結餘4,226,000港元(二零零四年：6,838,000港元)。人民幣並非可自由兑換之貨幣。

27. 持作出售物業

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
按成本值	6,333	6,333
減值撥備	(133)	(333)
	6,200	6,000

持作出售物業均位於香港，並以中期租約持有。

24. 可供出售財務資產

	本集團	
	二零零五年	**二零零四年**
	千港元	*千港元*
上市證券		
一於香港之上市證券 *(附註(a))*	15,620	–
非上市債務證券		
一於不活躍市場交易及私人發行商之債務證券 *(附註(b))*	11,744	–
	27,364	–
上市證券之市值	15,620	–

(a) 誠如下文附註36(a)所詳述，於完成出售恒光行後，本集團將持有恒光行現已發行股本約5%，而本集團於恒光行之權益已列為可供出售財務資產。

(b) 非上市債務證券之實質利率為12.5%，並將於二零一零年四月二十九日到期。不作公開交易之非上市債務證券乃由發行商之已發行股本按比例作出擔保，而資產之賬面值與同類財務資產之估計未來現金流量按現時市場回報率折算之現值並無重大差異。

25. 應收貸款

	本集團	
	二零零五年	**二零零四年**
	千港元	*千港元*
有抵押		
一Moulin貸款 *(附註(a))*	50,000	–
一其他 *(附註(b))*	2,000	3,000
無抵押 *(附註(b))*	46	67
	52,046	3,067
減值撥備 *(附註(a))*	(45,000)	–
	7,046	3,067
減：非即期部份	(1,000)	(2,000)
	6,046	1,067

(a) 於二零零五年二月，本公司全資附屬公司弘源有限公司(「弘源」)與Moulin Global Eyecare Holdings Limited(「Moulin」)(其後於二零零五年六月被臨時清盤)簽訂貸款協議，據此，弘源於二零零五年二月向Moulin墊款50,000,000港元(「Moulin貸款」)。作為Moulin貸款之抵押，下列抵押文件(其中包括)已為弘源之利益予以簽立：

(i) Moulin與弘源簽立之債權證協議(「Moulin債權證」)，據此，弘源對Moulin目前及日後之所有業務、物業、資產、商譽、權利及收益擁有第一浮動押記；

22. 預付租金

	本集團	
	二零零五年 *千港元*	二零零四年 *千港元*
成本		
年初及年終	10,500	10,500
攤銷		
年初	7,860	7,123
本年度撥備	737	737
年終	8,597	7,860
賬面淨值		
年終	1,903	2,640

預付租金為怡富之合營夥伴之出資額；出資方式為在合營期內提供使用該合營夥伴所擁有物業之權利。

預付租金於首階段合營年期15年以直線基準予以攤銷。

23. 遞延產品開發成本

	本集團	
	二零零五年 *千港元*	二零零四年 *千港元*
成本		
年初	21,875	19,376
增加	2,599	2,499
年終	24,474	21,875
累計攤銷及減值		
年初	16,014	14,593
年內攤銷撥備	1,641	1,421
年終	17,655	16,014
賬面淨值		
年終	6,819	5,861

21. 於聯營公司之權益

	本集團 二零零五年 千港元	本集團 二零零四年 千港元
非上市股份，按成本	–	–
應佔資產淨值	–	128,876
應收聯營公司之款項	47,716	8,467
承總票據	119,388	–
	167,104	137,343
減值虧損撥備	(10,212)	(100,123)
	156,892	37,220

應收聯營公司之款項乃無抵押及不計利息，且毋須於結算日後十二個月內償付。

應收聯營公司之承兑票據乃無抵押(由恒光行作出擔保者除外)，到期日為二零零七年十二月二日，每年並按相等於香港現行最優惠利率加1%之利率計息。進一步詳情載於附註36(b)。

應付聯營公司之款項乃無抵押及不計利息，且無固定償付期限。

以下為主要聯營公司之詳情：

名稱	業務架構	註冊成立及營業地點	已發行普通股股本／註冊股本面值	本集團應佔股權百分比 二零零五年	主要業務
Profitown Investment Corporation	企業	英屬處女群島	1,000美元	30%	投資控股
深圳橫崗光學實業有限公司	合營企業	中國	30,000,000美元	24%	製造光學產品
東莞德寶光學有限公司	外商獨資企業	中國	58,550,910港元	15%	製造多層鍍膜鏡片
東莞恒惠眼鏡有限公司	合營企業	中國	62,504,800港元	25%	製造光學產品
霸泉有限公司	企業	香港	75,000,000港元	27%	投資控股
盈展國際有限公司	企業	香港	1,000,000港元	15%	投資控股
寶源工商業發展有限公司	企業	香港	2港元	30%	於中國持有物業

上表列出董事認為主要影響本集團本年度業績或構成本集團資產淨值重要部份之本集團聯營公司。董事認為，列載其他聯營公司詳情將導致資料過於冗長。

誠如下文附註36(a)所詳述，於完成出售恒光行後，該等公司已列為本集團之聯營公司。

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零四年	二零零三年	主要業務
Electronics Tomorrow Property Holdings Limited	英屬處女群島	100美元	100%	100%	投資控股
Account Centre Limited	香港	2港元	100%	100%	向集團公司提供會計服務
Maxson Services Limited	香港	2港元	100%	100%	向集團公司提供會計及管理服務
Eastec Property Holdings Limited	香港	100港元	100%	100%	提供貸款融資
Art Ray Investments Limited	香港	1港元	100%	–	物業持有
Merit Style Development Limited	香港	1港元	100%	–	物業持有

除Electronics Tomorrow International Limited、Fortune Dynamic Group Corporation及Master Base Limited乃由本公司直接持有外，所有附屬公司均由本公司間接持有。

(i) 怡富是根據中國法律成立之中外合營企業。本公司有權在該公司之董事會會議上投大多數票，故該公司被視為本公司之附屬公司。

(ii) 高勁是根據中國法律註冊之外商獨資企業。

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零四年	二零零三年	主要業務
明日電子有限公司	香港	500,000港元	100%	100%	製造及銷售電子產品
Electronics Tomorrow Manufactory Inc.	英屬處女群島	350美元	57%	57%	投資控股
Fortune Dynamic Group Corporation	英屬處女群島	1美元	100%	100%	投資控股
Good Order International Inc.	英屬處女群島	100美元	100%	100%	投資控股
Issegon Company Limited	香港	300,000港元	100%	100%	投資控股
Master Base Limited	英屬處女群島	1美元	100%	100%	投資控股
Maxwood Limited	香港	2港元	100%	100%	證券投資
添致有限公司	香港	2港元	100%	100%	物業持有
Plentiful Light Ltd.	英屬處女群島／中國	100美元	57%	57%	製造印刷綫路板
Probest Holdings Inc.	英屬處女群島	1美元	100%	100%	投資控股
東莞怡富綫路板廠（「怡富」）(i)	中國	64,160,000港元	48%	48%	製造印刷綫路板
高勁電子（深圳）有限公司（「高勁」）(ii)	中國	5,000,000美元	100%	100%	製造電子產品
Electronics Tomorrow Holdings Corporation	英屬處女群島	100美元	100%	100%	投資控股
ETL (Macao) Commercial Offshore Limited	澳門	500,000澳幣	100%	100%	買賣電子配件及部件
Team Force Corporation	英屬處女群島	100美元	100%	100%	投資控股

20. 於附屬公司之權益

	二零零五年 *千港元*	二零零四年 *千港元*
非上市股份，按成本	93,316	93,316
應收附屬公司之款項	298,444	279,862
應付附屬公司之款項	(2,772)	(2,778)
	388,988	370,400
減值虧損撥備	(38,628)	(38,628)
	350,360	331,772

與附屬公司之往來結餘乃無抵押及不計利息，且毋須於結算日後十二個月內償付。

以下為主要附屬公司之詳情：

名稱	註冊成立／註冊及營業地點	已發行普通股股本／註冊股本面值	本公司應佔股權百分比 二零零四年	本公司應佔股權百分比 二零零三年	主要業務
弘源有限公司	香港	2港元	100%	100%	提供貸款融資
Allied Trade Limited	英屬處女群島	1美元	100%	100%	投資控股
Allied Success Inc.	英屬處女群島	10,000美元	88%	88%	投資控股
康琳有限公司	香港	2港元	100%	100%	證券投資及物業持有
怡德綫路板有限公司	香港	100港元	57%	57%	買賣印刷綫路板
Eastec Purchasing Limited	英屬處女群島／日本	1美元	100%	100%	買賣電子配件及部件
易達科技有限公司	香港	2港元	100%	100%	買賣電子配件及部件
Electronics Tomorrow International Limited	英屬處女群島	600美元	100%	100%	投資控股

	二零零五年 千港元	二零零四年 千港元
期初	10,559	10,811
攤銷	(252)	(252)
賬面淨值	10,307	10,559

於二零零五年十二月三十一日，本集團若干賬面淨值為7,955,000港元（二零零四年：8,145,000港元）之租賃土地已抵押，以取得授予本集團之銀行融資。

18. 投資物業

	本集團	
	二零零五年 千港元	二零零四年 千港元
於一月一日	93,000	–
添置	6,740	83,348
出售	(70,500)	–
公平值變動所產生之（虧損）／收益淨額	(490)	9,652
於十二月三十一日	28,750	93,000

公平值為7,100,000港元之投資物業由保柏國際評估有限公司，一家獨立的合資格專業估值公司於二零零五年十二月三十一日以公開市場價估值。本公司其他投資物業於二零零五年十二月三十一日之公平值已由本公司董事釐定，獨立合資格專業估值師並無進行估值。本公司董事所進行之估值乃參照同類物業之市場價格而達致。

所有投資物業均位於香港，並以長期租約持有。

19. 負商譽

因收購恒光行實業有限公司（「恒光行」）及於二零零二年額外投資Electronics Tomorrow Manufactory Inc.之額外投資所產生並於綜合資產負債表中確認之負商譽如下：

本集團

	千港元
總額	
於二零零四年一月一日及二零零四年十二月三十一日	88,680
撥回至收入	
於二零零四年一月一日	(48,334)
本年度撥回	(13,062)
於二零零四年十二月三十一日	27,284
於採納香港財務報告準則第3號後取消確認	(27,284)
於二零零五年一月一日及二零零五年十二月三十一日	–

本公司

	租約物業裝修		傢俬及裝置		合計	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
成本：						
於一月一日及十二月三十一日	**13**	13	**144**	144	**157**	157
累計折舊：						
於一月一日	**10**	8	**120**	93	**130**	101
本年度撥備	**3**	2	**17**	27	**20**	29
於十二月三十一日	**13**	10	**137**	120	**150**	130
賬面淨值：						
於十二月三十一日	**–**	3	**7**	24	**7**	27

本集團之租約土地及樓宇已由獨立合資格專業估值師行保柏國際評估有限公司於二零零五年十二月三十一日按公開市值基準根據現況使用估值為34,630,000港元。因該等估值而產生之重估盈餘5,270,000港元(二零零四年：3,346,000港元)及6,000港元(二零零四年：無)已分別計入損益賬作為租賃樓宇過往重估虧絀撥回及計入物業重估儲備。

倘按估值列賬之本集團租賃樓宇乃按成本值減累計折舊入賬，則該等土地及樓宇將會按約24,903,000港元(二零零四年：25,985,000港元)列入財務報告。

本集團若干租賃樓宇已抵押，以取得授予本集團之若干銀行融資。於二零零五年十二月三十一日之物業、廠房及設備總額中，已抵押資產之賬面淨值為13,800,000港元(二零零四年：10,860,000港元)。

17. 租賃土地及土地使用權

本集團租賃土地及土地使用權權益列作預付經營租賃款項及其賬面淨值分析如下：

	二零零五年	二零零四年
	千港元	*千港元*
於香港擁有：		
租賃於十至五十年之間	7,955	8,145
於海外擁有：		
租賃於十至五十年之間	2,352	2,414
	10,307	10,559

16. 物業、廠房及設備

本集團

	租約樓宇		租約物業裝修		廠房及機器		傢俬、裝置及辦公室設備		汽車		共計	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本或估值												
於一月一日，按過往呈報	39,100	34,900	49,619	45,671	188,242	181,048	50,151	48,235	3,335	3,667	330,447	313,521
採納香港會計準則第17號之影響	(8,440)	(6,500)	–	–	–	–	–	–	–	–	(8,440)	(6,500)
	30,660	28,400	49,619	45,671	188,242	181,048	50,151	48,235	3,335	3,667	322,007	307,021
添置	–	–	1,095	4,025	6,306	7,836	1,251	2,095	980	–	9,632	13,956
出售	–	–	(880)	(77)	(736)	(642)	(306)	(179)	(800)	(332)	(2,722)	(1,230)
出售附屬公司	–	–	–	–	(46,520)	–	(25,878)	–	(2,189)	–	(74,587)	–
重估盈餘	3,970	2,260	–	–	–	–	–	–	–	–	3,970	2,260
於十二月三十一日	34,630	30,660	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	258,300	322,007
累計折舊												
於一月一日，按過往呈報	–	–	25,422	19,481	105,196	86,027	27,802	19,715	2,616	2,529	161,036	127,752
採納香港會計準則第17號之影響	–	–	–	–	–	–	–	–	–	–	–	–
	–	–	25,422	19,481	105,196	86,027	27,802	19,715	2,616	2,529	161,036	127,752
本年度撥備	1,306	1,086	4,139	5,955	16,793	19,663	3,905	8,261	396	382	26,539	35,347
出售	–	–	(880)	(14)	(192)	(494)	(263)	(174)	(800)	(295)	(2,135)	(977)
出售附屬公司	–	–	–	–	(15,269)	–	(11,554)	–	(2,189)	–	(29,012)	–
重估之撥回	(1,306)	(1,086)	–	–	–	–	–	–	–	–	(1,306)	(1,086)
於十二月三十一日	–	–	28,681	25,422	106,528	105,196	19,890	27,802	23	2,616	155,122	161,036
賬面淨值												
於十二月三十一日	34,630	30,660	21,153	24,197	40,764	83,046	5,328	22,349	1,303	719	103,178	160,971
成本及估值分析												
按成本值	–	–	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	223,670	291,347
按估值	34,630	30,660	–	–	–	–	–	–	–	–	34,630	30,660
	34,630	30,660	49,834	49,619	147,292	188,242	25,218	50,151	1,326	3,335	258,300	322,007

怡富所享有之上述稅項豁免已經屆滿。根據本年獲授之另一項稅務豁免，於二零零五年怡富適用之所得稅為15%(二零零四年：15%)。截至二零零二年十二月三十一日止年度為高勁之首個獲利年度，所得稅享有50%之豁免。故二零零五年高勁適用之所得稅率為每年15%(二零零四年：15%)。

13. 稅項(續)

採用本公司、其附屬公司及聯營公司所在國家之法定稅率計算之除稅前溢利適用稅項支出與按實際稅率計算之稅項支出之調節，以及適用稅率(即法定稅率)與實際稅率之調節如下：

	本集團	
	二零零五年	**二零零四年**
	千港元	*千港元*
除稅前(虧損)／溢利	**(3,008)**	23,389
按法定稅率計算之稅項	**(526)**	4,093
過往年度本期稅率之調整	**(393)**	(750)
無須繳稅收入	**(8,668)**	(5,240)
不可扣稅支出	**6,745**	2,475
使用過往年度稅損	**(386)**	(759)
其他國家不同稅率之影響	**4,748**	633
按本集團實際稅率計算之稅項支出	**1,520**	452

14. 權益持有人應佔溢利

在財務報告中處理之截至二零零五年十二月三十一日止年度本公司權益持有人應佔溢利為5,501,000港元(二零零四年：1,538,000港元)。

15. 每股盈利

每股基本盈利乃根據本年度本公司權益持有人應佔溢利4,779,000港元(二零零四年：28,695,000港元)及年內已發行普通股286,068,644股(二零零四年：286,068,644股)之加權平均數計算。

由於該等年度並無攤薄事項，故並無披露截至二零零五及二零零四年十二月三十一日止年度之每股攤薄盈利。

12. 五位最高薪僱員

年內五位最高薪僱員包括三位（二零零四年：兩位）董事，彼等之酬金詳情載於上文附註11。餘下兩位（二零零四年：三位）非董事之最高薪僱員年內的酬金如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
薪金、津貼及實物利益	1,903	3,520
退休金供款	73	103
	1,976	3,623

非董事之最高薪僱員之酬金屬於下列幅度：

	僱員人數	
	二零零五年	二零零四年
零港元至1,000,000港元	1	1
1,000,001港元至1,500,000港元	1	2
	2	3

13. 稅項

香港利得稅乃根據本年度在香港賺取之估計應課稅溢利按17.5%（二零零四年：17.5%）之稅率撥備。海外應課稅溢利之稅款根據有關之現有法例、詮釋及慣例，按本集團營業國家之現行稅率計算。

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
即期稅項		
香港		
一 本年度撥備	1,602	976
一 以往年度超額撥備	(393)	(750)
中國內地	1,380	226
	2,589	452
遞延稅項（附註34）	(1,069)	–
本年度稅款支出	1,520	452

根據適用之中國企業所得稅法，本集團在中國註冊之兩間附屬公司東莞怡富綫路板廠（「怡富」）及高勁電子（深圳）有限公司（「高勁」）可於首兩個獲利營業年度豁免支付所得稅，並於其後三個年度獲豁免支付應繳所得稅之50%。

11. 董事酬金

根據香港聯合交易所有限公司證券上市規則(「上市規則」)及香港公司條例第161之規定本年度之董事酬金披露如下：

董事報酬

每名董事截至二零零五年十二月三十一日止年度之酬金載列如下：

董事名稱	袍金	薪金	酌情花紅	其他福利	僱主退休金供款	合計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
執行董事						
邱德華	–	1,847	150	–	90	2,087
雷美寶	–	1,430	150	–	68	1,648
王香玲	–	780	–	–	39	819
譚榮健	–	819	13	–	42	874
譚炳華(於二零零五年六月一日辭任)	–	400	–	–	–	400
獨立非執行董事						
張仲良	150	–	–	–	–	150
吳偉雄	180	–	–	–	–	180
吳弘理	120	–	–	–	–	120
	450	5,276	313	–	239	6,278

每名董事截至二零零四年十二月三十一日之酬金載列如下：

董事名稱	袍金	薪金	酌情花紅	其他福利	僱主退休金供款	合計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
執行董事						
邱德華	–	2,600	–	–	120	2,720
雷美寶	–	1,430	–	–	51	1,481
王香玲	–	780	–	–	39	819
譚榮健	–	819	–	–	35	854
譚炳華(於二零零五年六月一日辭任)	–	1,560	–	–	50	1,610
獨立非執行董事						
張仲良	150	–	–	–	–	150
吳偉雄	180	–	–	–	–	180
吳弘理	31	–	–	–	–	31
	361	7,189	–	–	295	7,845

10. 經營業務之溢利

本集團經營業務之溢利已扣除／(計入)：

	二零零五年 *千港元*	二零零四年 *千港元*
存貨成本	466,424	583,563
折舊	26,539	35,347
租賃土地及土地使用權攤銷	252	252
預付租金攤銷	737	737
遞延產品開發成本攤銷	1,641	1,421
營業租約最低租金：		
土地及樓宇	7,876	9,495
辦公室設備	209	233
員工成本(包括董事酬金－附註11)：		
工資及薪金	91,117	114,775
退休金供款	1,443	1,818
減：已放棄之供款	－	(562)
	1,443	1,256
	92,560	116,031
核數師酬金	880	1,370
應收賬款減值虧損撥備撥回	－	(1,090)
存貨撥備	1,190	289
出售固定資產之虧損／(收益)	44	(21)
匯兑(收益)／虧損淨額	(653)	1,068
出售短期投資之(收益)／虧損淨額	(72)	88

已售存貨成本包括涉及直接員工成本、存貨撥備、攤銷預付租金、遞延產品開發成本攤銷、土地及樓宇經營租約租金及製造業務折舊之款項62,754,000港元(二零零四年：102,679,000港元)，有關款項亦已計入上述就有關種類開支所披露之各種開支總額。

於二零零五年十二月三十一日，本集團並無已放棄之供款可供扣減未來年度(二零零四年：無)。

	香港		中國內地		其他		對銷		綜合	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
其他分部資料：										
分部資產	532,496	673,940	197,662	197,400	43,813	12,205	–	–	773,971	883,545
於聯營公司之權益	–	(10,165)	–	47,224	156,892	161	–	–	156,892	37,220
									930,863	920,765
資本開支	1,945	160	5,787	16,295	1,900	–	–	–	9,632	16,455

8. 營業額

營業額為出售貨品之發票值減去退貨及折扣、出售上市證券投資之所得款項，以及提供貸款融資之利息收入。

從以下業務錄得之收入已納入營業額內：

	二零零五年 千港元	二零零四年 千港元
製造及銷售電子產品	386,411	391,632
製造及銷售綫路板	95,777	108,992
買賣上市證券投資	7,342	15,515
提供貸款融資	296	107
製造及銷售光學產品	64,045	174,890
	553,871	691,136

9. 其他收益

	二零零五年 千港元	二零零四年 千港元
銀行利息收入	9,025	1,575
附屬公司終止註冊之收益	2,973	–
上市證券投資之股息收入	106	363
廢棄存貨之銷售額	558	2,795
已收管理費用	256	1,908
產品開發收入	2,520	2,678
租金收入	137	1,024
原材料之銷售額	1,084	1,778
賺取其他利息	7,102	–
其他	2,435	1,968
	26,196	14,089

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部資產	228,602	183,207	110,409	123,474	3,909	1,222	40,704	23,884	51,769	101,612	–	195,056	(56,676)	(16,641)	378,717	611,814
於聯營公司之權益	–	–	–	–	–	–	–	–	–	–	156,892	37,220	–	–	156,892	37,220
未分配資產	–	–	–	–	–	–	–	–	–	–	–	–	–	–	395,254	271,731
總資產															930,863	920,765
分部負債	44,170	31,309	87,895	80,327	3,875	1,396	11	42	122	123	–	41,356	(29,000)	(16,600)	107,073	137,953
未分配負債	–	–	–	–	–	–	–	–	–	–	–	–	–	–	27,594	22,025
總負債															134,667	159,978
其他分部資料																
折舊及攤銷	11,986	14,303	9,267	4,386	–	119	–	–	–	–	3,798	13,645	–	–	25,051	32,453
未分配款額															1,488	2,646
															26,539	35,099
資本開支	3,820	10,216	3,696	3,154	–	–	–	–	–	–	832	3,000	–	–	8,348	16,370
未分配款額															1,284	85
															9,632	16,455
應收貸款減值虧損撥備	–	–	–	–	–	–	–	–	(45,000)	–	–	–	–	–	(45,000)	–
撥回就持作銷售物業所作超額撥備	–	–	–	–	–	–	–	–	–	–	–	–	–	–	200	3,150
應收賬款減值虧損撥備	–	–	–	(1,090)	–	–	–	–	–	–	–	–	–	–	–	(1,090)
存貨撥備	(650)	(291)	(540)	240	–	–	–	–	–	–	–	(238)	–	–	(1,190)	(289)
紐約樓宇之過往重估虧絀撥回淨額	1,530	419	–	–	–	–	–	–	–	–	–	–	–	–	1,530	419
未分配款額															3,740	2,927
															5,270	3,346
投資物業之公平值變動所產生之(虧損)／收益淨額	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(490)	9,652

b) **地區分部**

下表載列本集團地區分部之有關收益及若干資產及費用之資料。

本集團

	歐洲		北美洲		香港		日本		其他		對銷		綜合	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部收益：														
向外界客戶銷售	51,357	89,922	130,442	189,345	146,836	183,782	196,340	180,807	28,896	47,280	–	–	553,871	691,136

a)　業務分部

下表載列本集團業務分部之有關收益、溢利／(虧損)及若干資產、負債及費用之資料。

本集團

	電子產品		線路板		電子配件及部件		上市證券投資		提供融資		光學產品		對銷		綜合	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部收益：																
向外界客戶銷售	386,411	391,632	95,777	108,992	–	–	7,342	15,515	296	107	64,045	174,890	–	–	553,871	691,136
分部間銷售	–	–	–	4,787	20,066	19,416	–	–	4,439	2,887	–	–	(24,505)	(27,090)	–	–
其他收益	2,795	3,356	2,963	5,192	–	–	132	469	89	–	10,832	2,800	–	–	16,811	11,817
合計	389,206	394,988	98,740	118,971	20,066	19,416	7,474	15,984	4,824	2,994	74,877	177,690	(24,505)	(27,090)	570,682	702,953
分部業績	18,489	17,288	(19,739)	(18,328)	(223)	683	(3,033)	(3,607)	(4,032)	(5,800)	(2,098)	(5,345)	(4,469)	642	(15,105)	(14,467)
利息、股息收入及未分配收益															9,385	2,272
已確認為收入之負商譽															–	13,062
出售持作銷售物業所得(虧損)／收益															(143)	3,900
出售恒光行控股權益所得收益															42,244	–
出售恒光行部分權益所得收益															–	8,458
出售投資物業收益															2,715	–
租約樓宇之過往重估虧絀撥回淨額															5,270	3,346
出售於聯營公司權益之收益															–	10,900
持作銷售物業超額撥備之撥回															200	3,150
投資物業之公平值變動產生的虧損淨額															(490)	–
未分配開支															(4,081)	(10,023)
經營業務溢利															39,995	20,598
應收貸款減值虧損															(45,000)	–
應佔聯營公司溢利減虧損															1,997	2,791
除稅前(虧損)／溢利															(3,008)	23,389
稅項															(1,520)	(452)
年度(虧損)／溢利															(4,528)	22,937

d) **利率風險**

本集團基於利率水平及展望以及波動對本集團財務狀況所產生之潛在影響，對其所承受之利率風險作出管理。本集團並不預期任何可能對本集團之經營業績構成重大影響之利率變化。

7. **分部資料**

分部資料以兩種分部形式呈報：(a)以業務分部作為主要呈報方式，及(b)以地區分部作為次要呈報方式。

本集團之經營業務按業務性質及所提供之產品及服務分別組合及管理。本集團每項業務分部均代表所提供產品及服務涉及之風險及回報與其他業務分部不同之策略性業務單位。業務分部資料現概述如下：

i) 電子產品分部，包括生產及銷售電子產品；

ii) 綫路板分部，包括生產及銷售綫路版；

iii) 電子部件及零件分部，包括買賣及分銷電子配件及部件；

iv) 上市股本證券分部，包括買賣上市股本投資專案；

v) 金融服務分部，包括提供貸款融資服務；及

vi) 光學產品分部，包括製造和銷售光學產品。

在釐定本集團之地區分部時，會按客戶所在地劃分收益所屬分部，亦按資產所在地劃分資產所屬分部。

分部間之銷售及轉撥按用作向第三者以當時市價進行銷售之售價進行。

宜之責任。倘該等事宜之最終稅務結果與起初入賬之金額不同，該等差額將影響稅務釐定期內之所得稅及遞延稅項撥備。

6. 財務風險管理

本集團之業務涉及多項風險：市場風險(包括貨幣風險及價格風險)、信貸風險、流動資金風險及利率風險。本集團之整體風險管理計劃特別注意金融市場無法預計之特點，並尋求盡量降低對本集團財務表現之潛在不利影響。

a) 市場風險

i) 外幣風險

本集團涉及之外幣風險主要來自有關業務所涉及功能貨幣以外之外幣計值之買賣交易。引致此項風險之貨幣主要為美元及人民幣。

由於有關已承諾之日後買賣之預計外幣風險及有關預料日後極可能進行之買賣之預計外幣風險並不重大，於回顧年內概無就外幣風險進行對沖。

就以與所經營業務有關之功能貨幣以外之貨幣持有之貿易應收款項及應付款項而言，本集團確保可承受之淨風險維持於可接受水平。

ii) 價格風險

本集團涉及權益證券價格風險，乃由於本集團持有之投資於綜合資產負債表內列為可供出售財務資產或按公平值經損益入賬之財務資產。

b) 信貸風險

本集團之信貸風險主要來自定期存款、貿易及其他應收款項。

本集團之定期存款乃存放於多間信譽良好之香港銀行，而本集團亦對單一財務機構設定可承受之風險上限。

對於貿易及其他應收款項，管理層已制訂一套信貸政策，並按持續基準對該等所承受之風險進行監察。就貿易及其他應收款項而言，將對要求信貸超出若干數額之客戶進行信貸評估。

此外，本集團會於各結算日對各個別債項之可收回金額進行評估，以確保已就未能收回之金額作出充足之減值虧損。

c) 流動資金風險

本集團內個別營運實體須自行負責現金管理，包括籌集貸款以應付預期之現金需求，惟須獲得控股公司董事會批准。本集團之政策為定期監察目前及預期之流動資金需要及其遵守放款契諾，以確保其維持足夠現金儲備及來自銀行之承諾資金額度，以應付其長短期之流動資金需要。

於綜合實體之各獨立財務報表中，外幣交易乃採用交易日之現行匯率換算為個別實體之功能貨幣。按年終匯率結算該等交易及換算以外幣計值之貨幣資產及負債而產生之外匯收益及虧損乃於損益表中確認。

非貨幣項目(如持有按公平值經損益入賬之股本工具)之匯兑差額，報告為公平值損益之一部份。非貨幣項目(如分類為可供出售財務資產之權益)之匯兑差額，乃計入權益內之公平值儲備。

於呈列綜合財務報告內，原先以有別於本集團呈列貨幣之貨幣呈列之所有獨立附屬公司及共同控制實身體之財務報告均已轉換為港元。資產及負債均已按結算日之收市匯率換算為港元。收入及支出均已按報告期間之平均匯率轉換為本集團之呈列貨幣。該程序所產生之任何差額已扣自／(計入)權益內之貨幣換算儲備。因收購海外實體而產生之商譽及公平值調整已列為海外實體之資產及負債處理，並按照收市匯率換算為港元。

換算海外實體投資淨值，以及借款及指定作為該等投資之對沖之其他貨幣工具時產生之匯兑差額乃列入股東權益內。當出售海外業務時，該等匯兑差額於損益表中確認為出售收益或虧損之一部分。

5. 重大會計判斷及估計不確定性之主要來源

於採用本集團會計政策時，管理層曾根據其過往經驗、未來預測及其他資料作出多項估計及判斷(涉及估計除外)。可對於財務報告中確認之金額構成重大影響之估計不確定性之主要來源及重大會計判斷載列於下文。

a) 投資物業公平值估計

投資物業已由獨立專業估值師於結算日按其現有用途以市值基準重新估值或由本公司董事釐定。有關估值乃根據若干假設進行，故當中仍有不明確因素且或會與實際結果有重大差異。於作出判斷時，本集團已考慮活躍市場中類似物業之當前市價，並運用主要根據各結算日之市況作出之假設。

b) 財務工具之公平值

財務工具(如利率、外匯及股本衍生工具)乃按公平值計入資產負債表。公平值之最佳憑證為於活躍市場中之報價，倘某一項財務工具未能取得報價，本集團將採用由獨立金融機構或內部或外部估值模式釐定之市值估計其公平值。就該等財務資產及負債定價及估值時所採用之方法、模式及假設乃屬主觀性，並須管理層作出若干程度之判斷，而有關判斷或會導致出現截然不同之公平值及結果。所有重大財務估值模式均受嚴密監控，並會定期測試及檢查。

c) 所得税

本集團須繳納多個司法管轄區之所得税。在確定全球所得税的撥備時，本集團須作出重大判斷。在正常業務過程中，有許多交易及計算均難以明確作出最終的税務釐定。本集團須估計未來會否繳納額外税項，從而確認對預期税務審核事

之購股權數目與過往估計出現差異，估計將於其後作出修訂。倘最終獲行使之購股權少於原先估計，概不會對過往期間所確認之開支作出調整。

於認股權獲行使時，最高達已發行股份之面值之已收取所得款項(扣除任何直接涉及交易之成本)將重新分配至股本，而超出之任何數額將列為額外實繳股本。

q)　關連人士

就此等財務報告表而言，倘本集團有能力直接或間接控制一名人士或於財政及營運決定上對該名人士行使重大影響力，則該等人士被視為本集團之關連人士，反之亦然。倘本集團及該名人士受同樣控制或受同樣重大影響力之情況下，則該等人士亦被視為本集團之關連人士。關連人士可以屬個別人士(即主要管理層成員、主要股東及／或彼等之近親家族成員)或其他企業及包括受本集團關連人士(彼等屬於個別人士)重大影響力之企業，及就本集團僱員利益而設之僱用後福利計劃或屬於本集團關連人士之任何企業。

r)　現金及現金等價物

就綜合現金流量表而言，現金及現金等價物包括庫存現金及活期存款，以及該等可隨時轉換為已知數額現金且所承受之價值變動風險微小、自購入起計一般時限不超過三個月之短期高流通性投資，另扣除須於要求時償還之銀行透支，為本集團現金管理不可分割部份。

就資產負債表而言，現金及銀行結餘和定期存款指其使用不受限制之資產。

s)　收入確認

於經濟利益將流入本集團，且收入得以可靠地衡量時，收入按下基準確認入賬：

i)　貨品出售，在擁有權之主要風險及回報轉嫁至買家時入賬，惟本集團須不再保持擁有權一般所涉及之管理或已售貨品之實際控制權；

ii)　利息，根據未償還本金額按實際適用利率以時間比例基準計算入賬；

iii)　於交易日，出售上市證券投資；

iv)　於簽署具法律約束力之銷售合約時，出售物業；

v)　股息，於股東收取股息之權利確立時入賬；及

vi)　管理費用，於提供服務時入賬。

t)　外幣換算

綜合財務報告乃以港元(亦即母公司之功能貨幣)呈列。

p)　僱員福利

帶薪假期結轉

本集團根據僱員合約，每一曆年向僱員提供帶薪年假。在若干情況下，允許將截至結算日之餘下未用之假期結轉並由有關僱員於下一年度使用。僱員年度內應得之帶薪假期之預計將來成本及結轉於結算日列作應計費用。

僱傭條例之長期服務金

根據香港僱傭條例，本集團若干員工已完成為本集團服務所需年期，於終止僱用時符合收取長期服務金資格。若終止僱用符合香港僱傭條例所規定之情況，本集團有責任支付該等款項。

本集團就預期未來可能作出之長期服務金確認撥備。該等撥備乃按照員工截至結算日服務本集團所可能賺得之未來服務金之最高估計金額計算。

退休福利計劃

本集團根據強制性公積金計劃條例設立定額供款之強制性公積金退休福利計劃(「強積金計劃」)，以供有資格參與強積金計劃之僱員參加。供款乃按僱員底薪之若干百份比計算，並於根據強積金計劃之規則應予支付時自損益賬扣除。強積金計劃之資產獨立於本集團之資產，並由獨立管理之基金另行持有。本集團之僱主供款於向強積金計劃供款後全數即屬僱員所有，惟根據強積金計劃之規則，本集團之僱主自願供款會於僱員於有權收取全部僱主供款前離職時退回本集團。

本集團在中華人民共和國(「中國」)附屬公司之僱員為中國政府設立之國家資助退休計劃之成員。

以股份支付之僱員補償

於二零零二年十一月七日後授出之所有以股份支付之支出安排乃於綜合財務報告中確認。本集團為其僱員之薪酬設有以股本結算並以股份支付之補償計劃。

授予任何以股份支付之僱員補償而換取所得僱員服務乃按其公平值計量。該等僱員服務乃參照所獎勵之購股權而釐定。其價值會於授出日期作出估值，並撇除任何非市場歸屬條件之影響(例如盈利能力及銷售增長目標)。

所有以股份支付之補償最終於損益表中確認為開支，並相應計入額外實繳股本(扣除遞延稅項，倘適用)。倘歸屬期或其他歸屬條件適用，開支將按照最佳可估計預期歸屬之購股權數目於歸屬期分攤。非市場歸屬條件乃納入有關預期成為可行使之購股權數目之假設內。倘有任何跡象顯示預期歸屬

遞延税項負債就一切暫時差額予以確認：

- 惟首次確認之資產或負債(於交易時並不影響會計溢利或應課税溢利或虧損)所產生之遞延税項負債除外；及

- 就與於附屬公司及聯營公司之投資有關之應課税暫時差額而言，除非撥回暫時差額之時間可以控制及暫時差額可能不會在可見將來撥回。

所有可予扣減暫時差額、未動用税項資產結轉及未動用税項虧損於可能獲得應課税溢利作為抵銷，以動用該等可予扣減暫時差額、未動用税項資產結轉及未動用税項虧損之情況下，均確認為遞延税項資產：

- 惟關乎首次確認之資產或負債(於交易時並不影響會計溢利或應課税溢利或虧損)所產生之可予扣減暫時差額之遞延税項資產除外；及

- 就與於附屬公司及聯營公司之投資有關之可予扣減暫時差額，僅於暫時差額可能會在可見將來撥回及將有應課税溢利作為抵銷，以動用暫時差額之情況下，才確認遞延税項資產。

遞延税項資產之賬面值乃於各結算日進行審閱，並予以相應扣減，直至不可能有足夠應課税溢利以動用全部或部份遞延税項資產為止。相反，先前未確認之遞延税項資產乃於可能獲得足夠應課税溢利以動用全部或部份遞延税項資產之情況下予以確認。

遞延税項資產及負債乃根據於結算日已實施或已大致實施之税率(及税務法例)，按變現資產或清償負債之期間預期適用之税率予以估量。

o) 租約(作為承租人)

若出租資產所有權之所有風險及回報大部份由承租人承擔，則出租資產之經濟所有權轉移至承租人。相關資產於新增租賃之時按承租人須承擔之租賃款項外加雜項款項(如適用)之現值確認。無論是否須於新增租賃之日首次支付部分租賃款項，相應金額均確認為融資租賃負債。

融資租賃協議所持資產之隨後會計方法(即折舊方法及可使用年期)與於已收購可資比較資產所應用者一致。相應融資租賃負債獲減租賃款項(已扣除於財務成本支銷之財務開支)。

所有其他租賃獲視為經營租賃。經營租賃款項按直線法確認為開支。附屬成本(如維修及保險費)產生時均列作開支。

股本投資為證明扣減其所有負債後集團資產內的剩餘權益的任何合約。本集團之財務負債一般列入按公平值經損益入賬之財務負債及其他財務負債。所採納有關財務負債及股本票據之會計政策載列如下。

i) 按公平值經損益入賬之財務負債

按公平值經損益入賬之財務負債可細分為兩個類別，分別為持作交易用途之財務負債及於首次確認時已指定為按公平值經損益入賬之財務負債。於首次確認後之各結算日，按公平值經損益入賬之財務負債乃按公平值計量，而公平值之變動乃於產生期間直接於損益內確認。

ii) 其他財務負債

其他財務負債(包括銀行及其他借貸、浮息票據、定息票據及零息票據)隨後乃採用實際利率法按攤銷成本計算。

iii) 股本工具

本公司所發行之股本工具乃按已收取之所得款項減直接發行成本記賬。

l) 存貨

存貨按成本及可變現淨值兩者中之較低值入賬。成本按加權平均基準計算，就在製造品及製成品而言，包括直接物料成本、直接工資及適當部份之間接開支。可變現淨值為估計售價減預期製成及出售時所需之任何費用。

m) 撥備及或然負債

倘因過往事件而令本集團或本公司具有一項法律或推定義務，有可能須要就可作出合理估計之經濟利益流出就未確定時限或金額之負債確認撥備以償付該等負債。倘貨幣之時間價值重大，則撥備乃以預期用以償付該等負債之開支之現值列賬。

倘經濟利益未必流出或負債金額不能可靠地釐定，則除非經濟利益流出之機會甚微，否則負債將被披露為或然負債。除非經濟利益流出之機會甚微，否則因過往事件產生、並僅可在發生或不發生之一項或多項未來事件之情況下確定之可能負債，亦會被披露為或然負債。

n) 所得稅

所得稅包括即期及遞延稅項變動。倘所得稅關乎同一或不同期間直接於股本確認之項目，則於損益賬或股本確認。

遞延稅項乃採用負債法，對於結算日資產及負債之計稅基準及該等項目之賬面值之一切暫時性差額就財務申報而作出撥備。

ii) 貸款及應收賬款

貸款及應收賬款為於活躍市場並無報價的固定或可釐定付款之非衍生財務資產。於首次確認後每個結算日，貸款及應收賬款（包括應收賬款、定期存款、員工住屋貸款及其他應收賬款）採用實際利率法按攤銷成本呈列，並扣減任何可辨認減值虧損。有客觀證據顯示資產已減值時，於損益表內確認減值虧損，並且按照資產賬面金額與按原有實際利率折現之估計未來現金流量之現值之差額衡量減值虧損。當資產之可收回數額在客觀上與確認減值後所發生之事件有關，減值虧損會於其後期間撥回，惟規定資產在撥回減值當日之賬面值不得超過如無確認減值之攤銷成本。

iii) 持有至到期之投資

持有至到期之投資乃非衍生財務資產，具固定或可釐定之付款及固定到期日。倘本集團管理層擬持有該等投資直至到期，該等投資乃被列為持有至到期。持有至到期之投資其後使用實質利率法按攤銷成本計量。另外，倘有客觀證據顯示投資已經減值，財務資產乃按估計現金流量之現值計量。投資賬面值之任何變動乃於損益表內確認。

iv) 可供出售之財務資產

可供出售之財務資產為指定為可供出售或並非列為任何其他類別（如上所載列）之該等非衍生財務資產。於首次確認後每個結算日，可供出售之財務資產乃以公平值計量。公平值之變動於股本內予以確認，直至該財務資產被出售或被釐定為已減值，此時，以前於股本確認之累積收益或虧損自股本內剔除，並於損益表內予以確認。可供出售之財務資產之任何減值虧損均於損益表內確認。可供出售之股本投資於其後期間出現之減值虧損將不予撥回。

在活躍市場並無市場報價，且未能可靠計量公平值之可供出售之股本投資，於首次確認後每個結算日，按成本減任何可辨認減值虧損計算。當有客觀證據證明該資產出現減值，則減值虧損計入損益表。減值虧損數額以資產賬面值與按同類財務資產現行市場回報率折現之估計未來現金流量現值之間的差額計算。該等減值虧損不會於其後期間撥回。

k) 財務負債及股本

集團實體所發行之財務負債及股本工具根據簽署之合約安排之內容及財務負債與股本工具之定義分類。

資產或現金產生單位之賬面值較其可收回金額超出數額部份須確認減值虧損。可收回金額為反映市況之公平值減出售成本與根據內部折現現金流量評估計算之使用值兩者之較高者。就獲分配商譽之現金產生單位所確認之減值虧損初步計入商譽之賬面值。任何剩餘減值虧損按比例自現金產生單位的其他資產中扣除。

除商譽外，所有出現減值之資產均於各報告日期就可能撥回減值而予以審核。

h) 持作出售物業

持作出售物業乃以賬面值及可變現淨值之較低者列賬。賬面值乃成本值減減值虧損及估值之較低者。

i) 研究及開發成本

所有研究成本於出現時自損益表扣除。

新產品開發項目產生之開支只有於有關項目可明確界定、開支可獨立識別及可靠計算，可按合理方式確定項目在技術上可行及產品具商業價值時，方會撥作資本及遞延。未能符合以上條件之產品開發開支會於產生時列作開支。

遞延開發成本按成本減任何減值虧損，並以直線法按有關產品之商用年期(由產品作商業投產當日起計並不超逾七年)攤銷。

j) 財務資產

由二零零四年一月一日至二零零四年十二月三十一日：

本集團將其持作交易用途股本證券之投資分類為短期投資，並於資產負債表結算日按個別投資基準以公平值計入賬目。公平值指所報之市場價值減董事認為可反映出售大量股份對價格之潛在影響而需要作出之任何折讓。因證券公平值改變而產生之損益於改變期間計入損益表或自損益賬扣除。

由二零零五年一月一日起：

本集團將其財務資產分類為以下類別：按公平值經損益入賬之財務資產、貸款及應收賬款、持至到期投資及可供出售財務資產。分類視乎收購財務資產之目的而言。管理層於初步確認時釐定其財務資產分類及於各個報告日期重新評估此指定類別。

i) 按公平值經損益入賬之財務資產

按公平值經損益入賬之財務資產包括持作交易用途之財務資產及未有指定作對沖而無效之衍生財務工具。於首次確認後每個結算日，按公平值經損益入賬之財務資產乃以公平值計量，而公平值之變化則在其發生期間之損益表中直接予以確認。

e) 投資物業

投資物業為租賃權益下擁有或持有之土地及樓宇，以賺取租金收入及／或用於資本增值目的。投資物業包括現時未釐定日後用途之租賃土地。

投資物業按公平值在資產負債表內列賬。因公平值變動而產生或來自報廢或出售投資物業之任何收益或虧損於損益表內確認。

f) 物業、廠房及設備及折舊

物業、廠房及設備按成本或估值減累積折舊及任何減值虧損列賬。

資產成本包括其購買價與任何將資產轉至可運作狀況及擬使用地點所產生之直接應佔成本。固定資產投入運作後所承擔之開支，如維修保養費用，一般在所承擔期間於損益賬中扣除。倘能清楚顯示有關開支已促使日後使用資產預期可獲得之未來經濟利益增加，則有關開支乃撥充資本，作為資產之額外成本。

個別資產均以直線基準在其估計可使用年期撇銷成本或估值，以計算折舊。採用之主要年率如下：

租約樓宇	4%
租約物業裝修	5-50%
廠房及機器	6.67-20%
傢俬、裝置及辦公室設備	10-20%
汽車	20%

物業、廠房及設備之價值因重估而出現之改變，按個別資產基準在資產重估儲備中列作變動處理。重估虧絀倘未能在同一資產之重估盈餘中抵銷，則會於損益賬中扣除。其後任何重估盈餘會計入損益賬內，惟以先前於損益賬扣除之虧絀為限。

於損益賬內確認之物業、廠房及設備之出售或報廢收益或虧損為有關資產之出售所得款項淨額與賬面值兩者之差額。於出售或報廢時，之前並未在保留溢利中處理之應佔重估增值會直接轉撥往保留溢利。

g) 資產減值

本集團之商譽、其他無形資產及物業、廠房及設備須進行減值測試。

就評估減值而言，資產按可獨立辨認之現金流量之最低水平(現金產生單位)歸類。因此，部份資產個別進行減值測試；部份則以現金產生單位之水平進行測試。商譽特別分配至預期可從相關業務合併之協同效益中帶來獲得利益之現金產生單位，為本集團管理層控制相關現金流量之最低水平。

包括沒有限定可使用年期而尚未可供使用之商譽及其他無形資產之個別資產或現金產生單位至少每年進行減值測試一次。其他所有個別資產或現金產生單位於出現任何事件或情況變動有跡象顯示賬面值可能不可收回時進行減值測試。

合營夥伴間訂立之合營企業協議內訂明合營公司各方之出資額，合營企業之期限，以及於解散時變現資產之基準。合營公司業務之損益及任何剩餘資產分派乃根據合營夥伴各自之出資比例或根據合營企業協議之條款攤分。

倘本集團：

i) 直接或間接擁有合營公司之單一控制權，則該合營公司將被視為一間附屬公司；

ii) 並未擁有合營公司之單一或共同控制權，惟直接或間接普遍持有合營公司註冊股本不少於20%，並可對該合營公司行使重大影響力，則該合營公司將被視為一間聯營公司；

iii) 並未擁有合營公司之單一控制權，惟直接或間接聯合控制該公司，則該合營公司將被視為一間聯合控制機構；及

iv) 直接或間接持有合營公司之註冊資本少於20%，及並無聯合控制或對該合營公司行使重大影響力，則該合營公司被視為一項財務資產。

c) 聯營公司

聯營公司指本集團或本公司對該公司行使重大影響力，該公司非本集團或本公司之附屬公司或合營公司。

於聯營公司之投資計入成本減減值虧損。聯營公司之業績包括已收及應收股息。

於聯營公司之投資乃按權益法於綜合資產負債表中處理，該等投資首先以成本值列賬，其後按收購後本集團或本公司應佔聯營公司之資產淨值出現之變動予以調整。聯營公司之業績乃按本集團或本公司應佔聯營公司之業績於綜合損益賬處理。然而，當本集團應佔聯營公司之虧損相等於或大於其佔聯營公司之權益，本集團不會確認額外的損失，除非本集團有此責任或已代聯營公司支付款項。

d) 商譽

商譽指商業合併或於聯營公司或公司控制實體之投資之成本超過本集團應佔被收購實體之可辨別資產、負債及或然負債之公平淨值。

商譽按成本減累計減值虧損列賬。商譽被分配為現金生產單位，並須每年作減值測試。就聯營公司或公司控制實體而言，商譽之賬面值列入於聯營公司或公司控制實體之權益之賬面值內。

就商業合併或於聯營公司或公司控制實體之投資而言，本集團應佔被收購實體之可辨別資產、負債及或然負債之公平淨值超出成本之部分即在損益表確認。

年內出售聯營公司或公司控制實體之現金生產單位時，計算出售溢利或虧損時計入購入商譽應佔之任何金額。

	採納下列準則的影響					
	香港會計準則第17號	香港會計準則第40號	香港會計準則詮釋第21號	香港會計準則第32/39號	香港財務報告準則第3號	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二零零四年十二月三十一日						
於以下項目增加／(減少)：						
資產						
物業、廠房及設備	(8,440)	–	–	–	–	(8,440)
租賃土地及土地使用權	10,559	–	–	–	–	10,559
負債						
遞延税項負債	–	–	(1,689)	–	–	(1,689)
	2,119	–	(1,689)	–	–	430
權益						
物業重估儲備	(375)	–	–	–	–	(375)
投資物業儲備	–	–	(1,689)	–	–	(1,689)
保留溢利	2,494	–	–	–	–	2,494
	2,119	–	(1,689)	–	–	430

4. 主要會計政策概要

財務報告乃根據香港會計師公會頒佈之香港財務報告準則及香港公司條例之披露規定。財務報告經若干物業及財務工具(按重估值或公平值計量)修訂，並根據歷史成本慣例而編製。該等財務報告亦符合香港聯合交易所有限公司(「聯交所」)證券上市規則之適用披露規定。本集團採納之主要會計政策之概要載於下文。

a) 附屬公司

附屬公司指本集團或本公司直接或間接控制其投票權或已發行股本半數以上或控制其董事會組成之公司。倘若本公司有權直接或間接地掌控其財務及業務政策，以從其業務中獲利，聯營公司即被視為本公司所控制。

資產負債表中於附屬公司之投資按成本入賬，如出現永久減值時，則作出所需要之撥備。附屬公司之業績按已收及應收股息入賬。

集團內交易之集團內部結餘及交易及任何未變現之利潤，於編製綜合財務報告時完全抵銷。於集團內部交易未變現之虧損按未變現收益之相同方式抵銷，惟以並無出現減損者為限。

b) 合營公司

合營公司指本集團與其他人士透過合營安排進行經濟活動之公司。合營公司以獨立實體之形式經營，本集團與其他人士於當中擁有權益。

b) 對二零零五年及二零零四年十二月三十一日綜合資產負債表的影響

	採納下列準則的影響					
	香港會計準則第17號	香港會計準則第40號	香港會計準則詮釋第21號	香港會計準則第32/39號	香港財務報告準則第3號	總計
	千港元	千港元	千港元	千港元	千港元	千港元
於二零零五年十二月三十一日						
於以下項目增加／(減少)：						
資產						
無形資產	–	–	–	–	27,284	27,284
可供出售財務資產	–	–	–	15,620	–	15,620
物業、廠房及設備	(418)	–	–	–	–	(418)
租賃土地及土地使用權	97	–	–	–	–	97
負債						
遞延税項負債	–	–	1,069	–	–	1,069
	(321)	–	1,069	15,620	27,284	43,652
權益						
物業重估儲備	6	–	–	–	–	6
投資物業儲備	–	(7,473)	–	–	–	(7,473)
可供出售財務資產之重估儲備	–	–	–	15,620	–	15,620
保留溢利	(327)	7,473	1,069	–	27,030	35,245
少數股東權益	–	–	–	–	254	254
	(321)	–	1,069	15,620	27,284	43,652

			採納下列準則的影響			
	香港會計準則第17號	香港會計準則第40號	香港會計準則詮釋第21號	香港會計準則第32/39號	香港財務報告準則第3號	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
截至二零零四年十二月三十一日止年度						
物業、廠房及設備折舊增加	(333)	–	–	–	–	(333)
租賃土地及土地使用權攤銷減少	14	–	–	–	–	14
租約樓宇過往重估虧絀撥回減少淨額	(1,497)	–	–	–	–	(1,497)
年度溢利減少	(1,816)	–	–	–	–	(1,816)
以下人士應佔：						
本公司權益持有人	(1,816)	–	–	–	–	(1,816)
少數股東權益	–	–	–	–	–	–
	(1,816)	–	–	–	–	(1,816)

3. 會計政策變動之影響概要

a) 對截至二零零五年及二零零四年十二月三十一日止年度綜合損益表的影響

	採納下列準則的影響					
	香港會計準則第17號	香港會計準則第40號	香港會計準則詮釋第21號	香港會計準則第32/39號	香港財務報告準則第3號	總計
	千港元	千港元	千港元	千港元	千港元	千港元
截至二零零五年十二月三十一日止年度						
物業、廠房及設備折舊增加	(418)	–	–	–	–	(418)
租賃土地及土地使用權攤銷減少	97	–	–	–	–	97
負商譽確認為收入減少	–	–	–	–	(13,062)	(13,062)
租賃樓宇過往重估虧絀撥回減少淨額	(6)	–	–	–	–	(6)
投資物業公平值變動所產生之虧損淨額增加	–	(490)	–	–	–	(490)
與投資物業公平值收益有關之遞延税項增加	–	–	(620)	–	–	(620)
與出售投資物業有關之遞延税項減少	–	–	1,689	–	–	1,689
年度溢利減少	(327)	(490)	1,069	–	(13,062)	(12,810)
以下人士應佔：						
本公司權益持有人	(327)	(490)	1,069	–	(12,954)	(12,702)
少數股東權益	–	–	–	–	(108)	(108)
	(327)	(490)	1,069	–	(13,062)	(12,810)

遞延稅項負債，乃按使用方式而可收回之資產賬面值所產生稅務影響為基礎計量。於過往年間，該資產之賬面值預期通過出售收回。此項會計政策之變動已追溯應用。

d) 香港會計準則第32號：財務工具：披露及呈報以及香港會計準則第39號財務工具：確認及計量

香港會計準則第32號及香港會計準則第39號設定財務工具（包括用作對沖活動之非衍生財務工具、非衍生財務負債及衍生工具）之披露、呈列、確認及計量原則。本集團已由二零零五年一月一日起採納香港會計準則第32號及香港會計準則第39號。

根據香港會計準則第39號，財務資產分類為「按公平值經損益入賬之財務資產」、「可供出售財務資產」、「貸款及應收款項」或「持有至到期之財務資產」。「按公平值經損益入賬之財務資產」及「可供出售財務資產」以公平值列賬，公平值之變動分別於損益表及權益中確認。在活躍市場上並無已報市價之可供出售股本投資，其公平值無法可靠地計算，與該等非上市股本工具有關並須以交付該等工具結算之衍生工具，則須於初步確認後按成本減減值損失計量。「貸款及應收款項」及「持有至到期之財務資產」於初步確認後採用實際利息法以攤銷成本計量。

e) 香港財務報告準則第3號業務合併；香港會計準則第36號資產減值及香港會計準則第38號無形資產

採納導致有關商譽之會計政策變動。商譽以往於不超過20年期間按直線法攤銷，並於各結算日評估其減值。

根據香港財務報告準則第3號，不再攤銷商譽。然而，每年須測試商譽是否出現減值，若有事件或情況變化顯示帳面值可能出現減值，則以更頻繁之次數進行減值測試。根據香港財務報告準則第3號，所收購資產及負債之公平值超過成本之任何數額均即時確認為收入。然而，香港財務報告準則第3號規定，如果一家實體之前將商譽確認為股本扣減，則該家實體於出售該商譽相關的所有或部分業務，或在該商譽相關的產生現金單位出現減值時，不得於損益表確認該商譽。作為一項會計政策，就之前於儲備撇銷之商譽並無過渡性安排。

香港財務報告準則第3號由二零零五年一月一日起應用。根據香港財務報告準則第3號之過渡性條文，本集團由二零零五年一月一日起停止攤銷商譽，而之前確認之負商譽須於二零零五年一月一日取消確認，並相應調整期初之保留溢利。

f) 已頒佈但未生效的新準則或詮釋

本集團並未提早採納下列已頒佈但未生效之準則或詮釋。採納該等準則及詮釋將不會對本集團之會計政策帶來重大轉變。

香港會計準則第1號（修訂）	資本披露
香港會計準則第19號（修訂）	僱員福利－精算損益、集團計劃及披露
香港會計準則第39號（修訂）	選擇以公平值入賬
香港會計準則第39號及香港財務報告準則第4號（修訂）	財務工具：確認及計量以及保險合約－財務擔保合約
香港財務報告準則第7號	財務工具－披露

香港會計準則第39號（修訂）	財務資產及財務負債之過渡及首次確認
香港會計準則第40號	投資物業
香港會計準則詮釋第15號	經營租賃－優惠
香港會計準則詮釋第21號	所得税－收回經重估不計算折舊的資產
香港財務報告準則第2號	以股份支付的支出
香港財務報告準則第3號	業務合併
香港財務報告準則第4號	保險合約

採納新訂／經修訂香港會計準則第1、2、7、8、10、12、14、16、18、19、21、23、24、27、33、37號、香港會計準則詮釋第15號、香港財務報告準則第2及4號對本集團會計政策並無重大影響。概要如下：

- 香港會計準則第1號影響少數股東權益及其他披露之呈報。
- 香港會計準則第2、7、8、10、12、14、16、18、19、23、27、33、37號、香港會計準則詮釋第15號、香港財務報告準則第2及4號對本集團會計政策並無重大影響。
- 香港會計準則第21號對本集團會計政策並無重大影響。已根據經修訂準則之指引重新評估各綜合實體之功能貨幣。
- 香港會計準則第24號影響關連人士之識別及若干其他關連人士披露。

a) 香港會計準則第17號租賃

採納香港會計準則第17號導致有關租賃土地之會計政策變動。租賃土地以往按公平值於租賃物業列賬。根據香港會計準則第17號之規定，租賃物業現於租約開始時，按土地及樓宇兩部份權益所佔公平值劃分為租賃土地及租賃樓宇。租用土地之租約租金按成本列賬，並於租賃期內攤銷。本集團已追溯應用香港會計準則第17號。

永久業權及租賃物業之樓宇部份以往按公平值列賬。於採納香港會計準則第17號後，租賃土地須予攤銷，而有關樓宇之會計政策已改變，樓宇現按估值減累計折舊及減值列賬。這項會計政策之改變已追溯應用。

b) 香港會計準則第40號投資物業

於以往年度，本集團投資物業按估值列賬，並將估值之增值記入投資物業重估儲備。估值減值則首先對銷較早前按組合基準進行估值之增值，而任何其後之減值於損益賬支銷。此外，租賃之未屆滿期為20年或以下之投資物業按餘下租賃予以折舊。

採納香港會計準則第40號導致投資物業公平值變動乃於收益表列賬，而當有關投資物業之租賃之未屆滿期為20年或以下則毋須予以折舊。

香港會計準則第40號已由二零零五年一月一日起應用。根據香港會計準則第40號之過渡性條文，於二零零五年一月一日投資物業儲備所持之數額已轉撥至本集團之保留溢利。

c) 香港會計準則詮釋第21號所得税－收回經重估不計算折舊的資產

採納經修訂之香港會計準則詮釋第21號已導致與本集團投資物業之遞延税項有關之會計政策變動。根據香港會計準則詮釋第21號之規定，因重估投資物業產生之

財務報告附註

二零零五年十二月三十一日

1. 編製基準

a) 主要業務

本公司之主要業務為投資控股。年內本集團之主要業務為設計、發展、製造及銷售電子產品、製造及銷售印刷綫路板，以及買賣及分銷電子配件及部件、買賣上市證券投資、提供貸款融資及製造及銷售光學產品。年內本集團之主要業務性質並無重大變動。

b) 綜合賬目之基準

本集團之財務報告包括本公司及其附屬公司截至二零零五年十二月三十一日止年度之財務報告。於本年內購入或出售之附屬公司之業績分別由收購之生效日期起計或計至出售之生效日期止。集團內公司間一切重大交易及結餘均於綜合賬目時抵銷。

出售附屬公司之收益或虧損指出售所得款項與本集團佔該公司之資產淨值之差額，連同之前並無在綜合損益賬內支銷或確認之任何商譽或資本儲備。

少數股東權益指外界股東於本公司附屬公司之業績及資產淨值所佔之權益。

2. 會計政策之變動

於本年度，本集團首次採用香港會計師公會(「香港會計師公會」)頒布之若干與本集團業務有關之新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(統稱「新訂香港財務報告準則」)，包括下列各項新訂、經修訂及重新命名準則：

香港會計準則第1號	財務報表之呈報
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計變動及差誤
香港會計準則第10號	結算日後事項
香港會計準則第12號	所得税
香港會計準則第14號	分類報告
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第18號	收入
香港會計準則第19號	僱員福利
香港會計準則第21號	匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關連人士披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第32號	財務工具：披露及呈報
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第37號	撥備、或然負債及或然資產
香港會計準則第38號	無形資產
香港會計準則第39號	財務工具：確認及計量

	附註	二零零五年 千港元	二零零四年 千港元
預付款項、按金及其他應收款項 (增加)／減少		(20,156)	12,417
存貨增加		(6,542)	(11,789)
應付賬款減少		(683)	(26,571)
其他應付款項及應計費用增加／(減少)		19,508	(7,199)
長期服務金撥備減少		—	(294)
經營業務(所用)／所得之現金		(46,526)	8,988
已收利息		9,025	1,575
已付税項		(1,503)	(1,687)
經營業務之現金(流出)／流入淨額		(39,004)	8,876
投資業務			
短期投資之已收股息		106	363
購買物業、廠房及設備		(9,632)	(13,956)
購買投資物業		(6,740)	(83,348)
出售恒光行控股權益之現金流出淨額	36	(8,526)	—
出售恒光行部份權益所得款項		—	12,088
出售投資物業所得款項		73,215	—
購買可供出售財務資產		(11,744)	—
出售短期投資所得款項		976	—
購買持作出售物業		(5,870)	(9,683)
出售持作出售物業所得款項		5,727	16,433
出售固定資產所得款項		543	274
租約按金退款		—	388
聯營公司之已收股息		—	5,000
出售聯營公司權益之所得款項		—	4,700
投資業務之現金流入／(流出)淨額		38,055	(67,741)
現金及現金等價物減少淨額		(949)	(58,865)
年初之現金及現金等價物		397,724	456,589
年底之現金及現金等價物		396,775	397,724

載於第27頁至77頁之附註構成本財務報告一部份。

綜合現金流動表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
日常業務之除稅前(虧損)／溢利		(3,008)	23,389
調整：			
過往重估租約樓宇之虧絀撥回淨額		(5,270)	(3,346)
持作銷售物業撥備撥回		(200)	(3,150)
應佔聯營公司溢利減虧損		(1,997)	(2,791)
銀行利息收入		(9,025)	(1,575)
賺取其他利息		(7,102)	–
短期投資之股息收入		(106)	(363)
已確認作收入之負商譽		–	(13,062)
出售恒光行控股權益所得收益		(42,244)	–
出售恒光行部份權益所得收益		–	(8,458)
附屬公司撤銷註冊之收益		(2,973)	–
出售於聯營公司權益之收益		–	(10,900)
出售可供銷售物業之虧損／(盈餘)		143	(3,900)
折舊		26,539	35,347
攤銷租約土地及土地使用權		252	252
攤銷預付租金		737	737
攤銷遞延產品開發成本		1,641	1,421
應收賬款減值虧損撥備撥回		–	(1,090)
存貨撥備		1,190	289
應收貸款減值虧損撥備		45,000	–
出售固定資產虧損／(收益)		44	(21)
匯兑差額		–	(184)
出售短期投資收益		(72)	–
出售投資物業收益		(2,715)	–
投資物業公平值變動所產生之虧損淨額		490	–
營運資金變動前之經營溢利		1,324	12,595
增加遞延產品開發成本		(2,599)	(2,499)
於聯營公司結餘淨額(增加)／減少		(2,183)	3,648
短期投資減少／(增加)		4,122	(7,491)
應收賬款減少		9,081	25,617
應收票據減少		574	1,307
應收貸款(增加)／減少		(48,979)	9,254
貸款之應收利息(減少)／增加		7	(7)

綜合權益變動表

截至二零零五年十二月三十一日止年度

	股本 千港元	股份溢價 千港元	匯率波動儲備 千港元	資本儲備 千港元	繳入盈餘 千港元	資本贖回儲備 千港元	物業重估儲備 千港元	投資物業儲備 千港元	可供出售財務資產重估儲備 千港元	保留溢利 千港元	合計 千港元	少數股東權益 千港元	權益總額 千港元
	本公司權益持有人應佔												
於二零零三年十二月三十一日及二零零四年一月一日													
－按過往呈報	2,861	200,556	1,474	801	283,208	77	–	–	–	209,238	698,215	23,126	721,341
－採納香港會計準則第17號之期初調整	–	–	–	–	–	–	–	–	–	4,310	4,310	–	4,310
經重列	2,861	200,556	1,474	801	283,208	77	–	–	–	213,548	702,525	23,126	725,651
重估投資物業而產生	–	–	–	–	–	–	–	7,963	–	–	7,963	–	7,963
可供出售財務資產之公平值增加	–	–	–	–	–	–	–	–	–	–	–	–	–
外匯調整	–	–	468	–	–	–	–	–	–	–	468	31	499
損益表未確認之收益及虧損淨額	–	–	468	–	–	–	–	7,963	–	–	8,431	31	8,462
部分出售附屬公司	–	–	–	–	–	–	–	–	–	–	–	3,737	3,737
本年度純利／(虧損淨額)	–	–	–	–	–	–	–	–	–	28,695	28,695	(5,758)	22,937
於二零零四年十二月三十一日及二零零五年一月一日	2,861	200,556	1,942	801	283,208	77	–	7,963	–	242,243	739,651	21,136	760,787
－採納以下兩項之期初調整													
－香港會計準則第40號	–	–	–	–	–	–	–	(7,963)	–	7,963	–	–	–
－香港財務報告準則第3號	–	–	–	–	–	–	–	–	–	27,030	27,030	254	27,284
經重列	2,861	200,556	1,942	801	283,208	77	–	–	–	277,236	766,681	21,390	788,071
重估租約樓宇而產生	–	–	–	–	–	–	6	–	–	–	6	–	6
可供出售財務資產之公平值增加	–	–	–	–	–	–	–	–	15,620	–	15,620	–	15,620
外匯調整	–	–	(2,973)	–	–	–	–	–	–	–	(2,973)	–	(2,973)
損益表未確認之收益及虧損淨額	–	–	(2,973)	–	–	–	6	–	15,620	–	12,653	–	12,653
本年度純利／(虧損淨額)	–	–	–	–	–	–	–	–	–	4,779	4,779	(9,307)	(4,528)
於二零零五年十二月三十一日	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
股本及保留儲備：													
本公司及附屬公司	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
聯營公司	–	–	–	–	–	–	–	–	–	–	–	–	–
於二零零五年十二月三十一日	2,861	200,556	(1,031)	801	283,208	77	6	–	15,620	282,015	784,113	12,083	796,196
本公司及附屬公司	2,861	200,556	1,942	801	283,208	77	–	7,963	–	233,079	730,487	21,136	751,623
聯營公司	–	–	–	–	–	–	–	–	–	9,164	9,164	–	9,164
於二零零四年十二月三十一日	2,861	200,556	1,942	801	283,208	77	–	7,963	–	242,243	739,651	21,136	760,787

載於第27頁至77頁之附註構成本財務報告一部份。

資產負債表

二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
資產			
非流動資產			
物業、廠房及設備	16	7	27
於附屬公司之權益	20	350,360	331,772
		350,367	331,799
流動資產			
預付款項、按金及其他應收款項		980	853
可收回稅款		14	14
現金及現金等價物	26	264,062	276,973
		265,056	277,840
負債			
流動負債			
其他應付款項及應計負債		1,889	1,606
流動資產淨值		263,167	276,234
總資產減流動負債		613,534	608,033
非流動負債			
長期服務金撥備	33	230	230
資產淨值		613,304	607,803
資本及儲備			
已發行股本	35	2,861	2,861
儲備	38(b)	610,443	604,942
權益總額		613,304	607,803

董事會於二零零六年四月十三日核准及授權頒佈。

承董事會命

邱德華 *董事*　　　　**雷美寶** *董事*

載於第27頁至77頁之附註構成本財務報告一部份。

	附註	二零零五年 千港元	二零零四年 千港元
非流動負債			
長期服務金撥備	*33*	570	949
遞延稅項負債	*34*	2,053	3,122
		2,623	4,071
資產淨值		796,196	760,787
資本及儲備			
股本	*35*	2,861	2,861
儲備	*38(a)*	781,252	736,790
本公司股權持有人應佔權益		784,113	739,651
少數股東權益		12,083	21,136
權益總額		796,196	760,787

董事會於二零零六年四月十三日核准及授權頒佈。

承董事會命

邱德華
董事

雷美寶
董事

載於第27頁至77頁之附註構成本財務報告一部份。

綜合資產負債表
二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
資產			
非流動資產			
物業、廠房及設備	16	103,178	160,971
租賃土地及土地使用權	17	10,307	10,559
投資物業	18	28,750	93,000
負商譽	19	–	(27,284)
於聯營公司之權益	21	156,892	37,220
預付租金	22	1,903	2,640
遞延產品開發成本	23	6,819	5,861
可作出售財務資產	24	27,364	–
應收貸款	25	1,000	2,000
		336,213	284,967
流動資產			
現金及現金等價物	26	396,775	397,724
持作銷售之物業	27	6,200	6,000
短期投資	28	–	7,491
按公平值經損益入賬的財務資產	28	2,465	–
存貨	29	67,540	89,410
應收賬款	30	62,892	115,889
應收票據		–	574
應收貸款	25	6,046	1,067
應收貸款利息		12	19
預付款項、按金及其他應收款項	31	52,720	17,624
		594,650	635,798
負債			
流動負債			
應付賬款	32	71,658	92,704
應付聯營公司款項	21	–	12,647
其他應付賬款及應計債務		40,017	30,423
應付税項		20,369	20,133
		132,044	155,907
流動資產淨值		462,606	479,891
總資產減流動負債		798,819	764,858

綜合損益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
營業額	8	553,871	691,136
銷售成本		(473,975)	(599,715)
毛利		79,896	91,421
其他收益	9	26,196	14,089
已確認為收入之負商譽		–	13,062
出售持作銷售物業之（虧損）／收益		(143)	3,900
出售恒光行控股權益所得收益	36	42,244	–
出售恒光行部份權益所得收益		–	8,458
出售投資物業之收益		2,715	–
租賃樓宇過往重估虧絀撥回淨額		5,270	3,346
撇回就持作銷售物業所作超額撥備		200	3,150
出售於聯營公司權益之收益		–	10,900
投資物業公平值變動所產生虧損淨額		(490)	–
分銷費用		(18,359)	(24,050)
行政支出		(94,712)	(102,958)
其他經營支出		(2,822)	(720)
經營業務之溢利	10	39,995	20,598
應收貸款減值	25	(45,000)	–
應佔聯營公司溢利減虧損		1,997	2,791
除税前（虧損）／溢利		(3,008)	23,389
税項	13	(1,520)	(452)
年度（虧損）／溢利		(4,528)	22,937
以下應佔：			
本公司權益持有人	14	4,779	28,695
少數股東權益		(9,307)	(5,758)
		(4,528)	22,937
年內本公司權益持有人應佔溢利之每股盈利	15		
基本		1.67仙	10.03仙
攤薄		不適用	不適用

載於第27頁至77頁之附註構成本財務報告一部份。

誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報告所載的資料在整體上是否足夠。本行相信，本行的審核工作已為本行之核數意見建立了合理的基礎。

意見

本行認為上述的財務報告均真實與公平地反映　貴公司及　貴集團於二零零五年十二月三十一日的財政狀況及　貴集團截至該日止年度的虧損和現金流動狀況，並已按照香港公司條例之披露要求妥善編製。

陳葉馮會計師事務所有限公司
執業會計師
香港，二零零六年四月十三日

蔡文安
執業證書編號：P02410

2. 核數師報告及本公司之財務報表

下文為核數師報告及本集團截至二零零五年十二月三十一日止年度經審核財務報表之全文，乃摘錄自本公司之二零零五年年報。核數師報告之頁數乃指本公司二零零五年年報之頁數。

CCIF
陳葉馮會計師事務所有限公司
香港 銅鑼灣 軒尼詩道500號
興利中心37樓

致明日國際集團有限公司
（於百慕達註冊成立之有限公司）
股東之核數師報告書

本行已完成審核載於第20頁至第77頁按照香港公認會計原則編製的財務報告。

董事及核數師的個別責任

貴公司的董事須負責編製真實與公平的財務報告。在編製該等真實與公平之財務報告時，董事必須選擇並貫徹應用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報告作出獨立的意見，並將此意見僅向全體股東報告，不作其他用途。本行不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核工作範圍包括以抽查方式查核與財務報告所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報告時所作的重大估計和判斷，並衡量其所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，以及是否貫徹地應用並足夠地予以披露。

本行在策劃和進行審核工作時，均以取得一切本行認為必須的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報告是否存有重要錯

1. 財務概要

下表為截至二零零四年十二月三十一日止三個財政年度各年本集團之業績、資產及負債概要，乃摘錄自本集團所刊發之經審核財務報表。

綜合損益表

	截至十二月三十一日止年度			
	二零零五年	二零零四年	二零零三年	二零零二年
	千港元	*千港元* (重列)	*千港元*	*千港元*
營業額	553,871	691,136	722,782	741,077
除税前(虧損)╱溢利	(3,008)	23,389	4,535	66,357
税項	(1,520)	(452)	(1,778)	(4,675)
除少數股東權益前溢利	(4,528)	22,937	2,757	61,682
少數股東權益	9,307	5,758	8,941	1,165
該年度本公司權益持有人應佔溢利淨額	4,779	28,695	11,698	62,847
每股盈利				
基本 *(港仙)*	1.67	10.03	4.09	22.30
攤薄	不適用	不適用	不適用	22.24

資產及負債

	於十二月三十一日			
	二零零五年	二零零四年	二零零三年	二零零二年
	千港元	*千港元* (重列)	*千港元*	*千港元*
總資產	930,863	920,765	915,062	859,700
總負債	134,667	159,978	193,722	139,390
資產淨值	796,196	760,787	721,340	720,310

吾等認為，包銷協議乃按一般商業條款訂立，儘管在公開發售下不安排額外申請安排之包銷安排，從認購保證配額後有意通過認購額外發售股份進一步參與公開發售之合資格股東角度不太適當。故吾等建議獨立董事委員會推薦建議獨立股東投票贊成將於股東特別大會上提呈以批准包銷協議之普通決議案。

此　致

明日國際集團有限公司
獨立董事委員會及獨立股東　台照

代表
倍利證券(香港)有限公司
董事總經理　　*執行董事*
康曉龍　　**黃騰忠**
謹啓

二零零六年四月二十八日

後，　貴集團之資產負債比率（按總負債對總資產之比率計算）將由約14.5%改善至12.2%。公開發售及紅股發行應不會對或然負債構成影響，僅供參考。

2. 建議

2.1 公開發售

經考慮以上主要因素及理由，特別是：

(i) 公開發售所得款項淨額可使　貴集團無需承受借款成本之負擔而從容獲得未來投資所需資金，同時亦使合資格股東可維持其在　貴公司相應比例之權益；

(ii) 於截至二零零五年十二月三十一日止四年期間，由於　貴集團現有各業務表現不穩定，以及出售事項使得　貴集團業務組合之多元化程度降低，　貴集團需要物色新投資以增加業務組合之種類及拓寬收入基礎；及

(iii) 認購價及理論認購價大體上較回顧期內之股份價格呈有利之折讓，且該等折讓與最近公佈公開發售之折讓相對，

吾等認為，公開發售之條款就獨立股東而言屬公平合理，並認為公開發售大致上符合　貴公司及股東之整體利益。故吾等建議獨立董事委員會推薦建議獨立股東投票贊成將於股東特別大會上提呈以批准公開發售及紅股發行之普通決議案。

2.2 不安排額外申請之包銷協議

經考慮以上主要因素及理由，特別是：

(i) 鑒於股份之價位及流通量均處於低水平，　貴公司要促使主要股東包銷公開發售較為容易；

(ii) 包銷商根據包銷協議收取之佣金，乃按與市場常規相當之比率釐定；

(iii) 不安排額外申請並非特殊且並無不利影響；及

(iv) 包銷協議須經獨立股東批准，

於公開發售完成後，　貴集團之備考經調整綜合資產淨值，估計將由約784,000,000港元增至約954,000,000港元，相當於增加約170,000,000港元或約21.7%。由於發售股份乃按於二零零五年十二月三十一日之每股未經審核資產淨值之折讓價發行，　貴集團之備考經調整未經審核每股綜合資產淨值，估計於緊隨公開發售及紅股發行完成之後將由約2.74港元減至約1.06港元，相當於減少約61.3%。倘合資格股東根據公開發售接納其全部保證配額，基於因公開發售及紅股發行而使資產基礎擴大，預期彼將面對其應佔　貴集團資產淨值總額之擴大。

考慮到認購價較進行公開發售前於二零零五年十二月三十一日之每股資產淨值之可觀折讓，乃合資格股東以具吸引力之價格認購發售股份之寶貴機會，同時亦為　貴集團提供所需資金，並基於　貴集團資產基礎之潛在增長，吾等與董事之意見一致，於緊隨公開發售之後每股資產淨值之減少為可接受。

1.9.2 流動資金

於二零零五年十二月三十一日，　貴集團之現金及現金等價物、總流動資產及總流動負債，分別約396,800,000港元(二零零四年：約397,700,000港元)、約594,700,000港元(二零零四年：約635,800,000港元)及約132,000,000港元(二零零四年：約155,900,000港元)。於二零零四年十二月三十一日及於二零零五年十二月三十一日在公開發售完成前，流動比率(即流動資產／流動負債)約為4.08及4.50。公開發售之所得款項淨額預計約為170,000,000港元，將按同等數額提高現金儲備，並增加　貴集團之流動資產。於公開發售完成後，流動比率預期增加至約5.79，惟以流動負債金額維持不變為準。因此，吾等認為，公開發售符合　貴集團及股東之整體利益。

1.9.3 資產負債比率

於二零零五年十二月三十一日，　貴集團之經審核總負債達約134,700,000港元。假設公開發售所得款項淨值將增加　貴集團之總資產(約170,000,000港元)，並以總負債金額維持不變為準，則於公開發售及紅股發行完成

1.9 公開發售之財務影響

1.9.1 資產淨值

估計緊隨公開發售完成後對 貴集團之經調整備考綜合資產淨值之影響如下：

	百萬港元
股東應佔於二零零五年十二月三十一日之經審核資產淨值	784
加：公開發售之估計所得款項淨額 *(附註1)*	170
公開發售後之股東應佔經調整備考綜合有形資產淨值	954

	港元
於公開發售前於二零零五年十二月三十一日之股東應佔每股資產淨值 *(附註2)*	2.74
認購價與於公開發售前於二零零五年十二月三十一日之股東應佔每股資產淨值比較之折讓百分比	82.3%
於公開發售後股東應佔每股經調整備考無形綜合資產淨值 *(附注3)*	1.06
認購價與於公開發售後股東應佔每股經調整備考綜合資產淨值比較之折讓百分比	54.2%

附註：

1. 即按0.485港元發行357,585,805股發售股份之估計所得款項淨額。

2. 按於最後可行日期已發行股份為286,068,644股計算。

3. 按於公開發售及紅股發行完成後已發行之股份899,072,879股計算。

4. 詳情請參閱本通函附錄：「未經審核備考財務資料」。

誠如上文所列載，於緊隨公開發售及紅股發行完成後，假設並無合資格股東（除主要股東外）認購任何發售股份，以及所有發售股份由主要股東根據包銷協議認購，則公眾持股量將降至約12%。

主要股東及董事承諾，彼等將採取適當措施以確保於公開發售及紅股發行完成後最低公眾持股量得以維持。該等措施將包括於完成公開發售及紅股發行後，主要股東配售為持有部分由其包銷之發售股份或向獨立於貴集團及其關連人士（定義見上市規則）之第三方出售其持有之股份。

聯交所已表明將密切監察　貴公司股份於聯交所之買賣，並且如果於公開發售及紅股發行完成後由公眾持有之股份低於25%或倘聯交所相信：(i)　貴公司股份買賣出現或可能出現虛假市場；或(ii)公眾持有　貴公司之股份數量太少，不足以維持有秩序之市場；則聯交所將考慮行使其酌情權暫停　貴公司股份之買賣，直至達致足夠公眾持股量為止。

由於缺乏額外申請之配額，就將無權參與公開發售之非合資格股東及不接納公開發售之合資格股東而言，其於　貴公司之股權於公開發售完成後最多可被攤薄約68.2%。然而，根據公開發售，合資格股東獲提供以相對較低之價格按比例基準認購其發售股份之機會。換言之，合資格股東無論如何將有權按其各自之酌情權選擇是否接納其暫定配額。因此，吾等認為合資格股東之潛在股權攤薄並非絕對，須視乎合資格股東是否認購彼等之保證配額之意願。

然而，獨立股東務請注意，在並無提供額外申請之安排下，主要股東作為包銷商之身份通過認購未獲合資格股東認購之額外公開發售股份，將有機會按股份當時市價之折讓增持於　貴公司之股權，而其他股東未必獲得此等機會。鑒於認購發售股份之合資格股東因並無作出申請額外發售股份之安排，將無權進一步參與公開發售，而只有主要股東有機會根據公開發售之包銷安排以包銷商身份認購額外發售股份。

1.8 對股權比率之潛在攤薄

以下呈列　貴公司現有股權架構及預期緊隨公開發售、紅股發行及股份合併完成後之股權架構。

情況一：假設所有發售股份及紅股獲合資格股東認購

股東名稱	**現有股權**		**緊隨公開發售及紅股發行及完成後**		**緊隨公開發售、紅股發行及股份合併完成後**	
	股份數目	*%（約數）*	*股份數目*	*%（約數）*	*股份數目*	*%（約數）*
主要股東	175,803,363	61.45	552,524,848	61.45	138,131,212	61.45
董事之權益 *（附註1）*	2,300,000	0.81	7,228,570	0.81	1,807,142	0.81
公眾人士	107,965,281	37.74	339,319,461	37.74	84,829,865	37.74
總計	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

情況二：假設發售股份及紅股全部不獲合資格股東認購

股東名稱	**現有股權**		**緊隨公開發售及紅股發行完成後**		**緊隨公開發售、紅股發行及股份合併完成後**	
	股份數目	*%（約數）*	*股份數目*	*%（約數）*	*股份數目*	*%（約數）*
主要股東	175,803,363	61.45	788,807,598	87.74	197,201,899	87.74
董事之權益 *（附註1）*	2,300,000	0.81	2,300,000	0.26	575,000	0.26
公眾人士	107,965,281	37.74	107,965,281	12.00	26,991,320	12.00
總計	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

附註1： 於最後可行日期，　貴公司主要及執行董事邱德華持有2,300,000股股份之權益。

吾等亦已比較(i)理論認購價與股份當時之市價；及(ii)理論認購價與可比較公開發售之折讓，以作參考。詳情已載於「1.5與最近之公開發售比較」一節。

由於只有主要股東有機會以包銷商身份認購額外發售股份，吾等認為，從認購保證配額後有意通過認購額外發售股份進一步參與公開發售之合資格股東角度出發，包銷安排在公開發售並無提供額外申請之情況下並不合適。

1.7.3 獨立股東之批准

鑒於(i)包銷商(即主要股東)為　貴公司之關聯人士；及(ii)不可就公開發售作出額外申請，根據上市規則第14A.31條，公開發售並不屬於獲豁免之關聯交易。由於包銷協議下之總代價(即主要股東應支付之包銷股份認購價之最高金額與其應收取之包銷佣金之最高金額之和)高於適用比率25%，根據上市規則第14A.17條，包銷協議須經獨立股東批准。

考慮到：

(i) 貴公司較容易及方便促使主要股東(更熟悉　貴公司之經營及財務狀況)而並非商業包銷商包銷公開發售；

(ii) 主要股東已表示願意透過按包銷協議擔任包銷商，表明其對　貴集團未來發展之支持；

(iii) 包銷商收取之2.5%之包銷佣金，在比較公開發售佣金收費率範圍內，且大致上符合市場常規；

(iv) 在公開發售中不設額外申請在市場上並不特殊，亦得上市規則許可；及

(v) 公開發售下不設額外申請之包銷協議須經獨立股東於股東特別大會上批准，實屬足以保障　貴公司及股東整體利益之防範機制，

吾等認為包銷協議大致上乃按正常商業條款訂立，且就獨立股東而言屬公平合理。

認為，公開發售項下包銷安排之原則，與資本市場通常接納之包銷安排並無分別。**然而，獨立股東務請注意，主要股東作為包銷商之身份通過認購未獲合資格股東認購之額外公開發售股份，將有機會按股份當時市價之折讓增持於　貴公司之股權，而其他股東未必獲得此等機會。鑒於認購發售股份之合資格股東因並無作出申請額外發售股份之安排，將無權進一步參與公開發售，而只有主要股東有機會根據公開發售之包銷安排以包銷商身份認購額外發售股份。**

如上表所示，14項比較公開發售中有三項不為合資格股東設額外申請發售股份之安排，反映一間公司進行公開發售而不設額外申請並非特殊，亦得到上市規則許可。經衡量(i)基於股份之低流通性，倘安排提出額外申請，提高合資格股東參與公開發售之水平影響有限；(ii)不設額外申請可帶來較輕行政負擔及免於增加成本之好處，吾等認為不設額外申請並無不利影響。就此而見，吾等認為具備充分理由支持。

如「1.3公開發售及紅股發行之主要條款」分節所述，可以參與公開發售之股東，就其每持有一股股份，實際上有權接納約1.25股發售股份及約0.89股紅股（並無考慮到股份合併）。根據公開發售認購款項總額，並考慮到公開發售股份及紅股總數，每股公開發售股份之理論認購價約為0.283港元。儘管吾等未有從任何近期進行之公開發售發現與公開發售完全相同之個案，考慮到實際發售比率及每股發售股份之理論認購價，吾等認為連同紅股發行，公開發售實際上與就合資格股東每持有一股現有股份按每股股份約0.283港元之價格按比例獲發行2.14股發售股份並無分別。然而，獨立股東務請注意，公開發售並無提供額外申請安排，而主要股東為包銷商。就此而言。公開發售與普通公開發售有別，原因為主要股東有權認購額外發售股份，而其他合資格股東則不能。

如上表所示，包銷商根據公開發售收取2.5%之佣金收費率，在比較公開發售之包銷佣金0.28%至3.00%範圍內。就參考之目的而言，包銷商2.5%之佣金收費率高於平均之1.95%及中位數2.25%，但仍相等於比較公開發售之一般慣例2.5%。

吾等注意到，在比較公開發售的六個個案中，包銷商(或包銷商之一)為各自公司之關連人士，及根據該等個案所收取之各自包銷佣金介乎0.28%至2.5%之間。吾等亦注意到，包銷商應收2.5%之包銷佣金，屬於上述範圍之上限，但仍未超出該等範圍。吾等獲董事確認，(i)包銷佣金乃由　貴公司及包銷商經公平磋商並參照介乎2%至3%之市場比率而釐定；及(ii)商業包銷商於市場內一般定價及接納之佣金乃擬提呈予包銷商並已考慮到股份之流通性偏低，可從回顧期間股份之每日最高交易量僅佔　貴公司已發行股本總額之約1.46%得到佐證(有關詳情，請參閱1.4分段)。基於以上原因，吾等認為包銷安排條款一般而言為可接受，因此對股東而言屬公平合理。

1.7.2 不設額外申請

公開發售並無向合資格股東提供申請其保證配額以外之任何發售股份之權利。如董事會函件所述，董事認為申請額外發售股份之安排將涉及有關公開發售之額外行政工作及成本。主要股東與所有其他合資格股東一樣，無權作出任何額外申請。然而，倘任何合資格股東放棄認購其保證配額之權利，主要股東有責任根據包銷協議認購該等發售股份(請參閱董事會函件標題為「包銷安排」一節)，這將導致其於　貴公司之股權有所增加。

基於(i)包銷商為　貴公司之關連人士；及(ii)公開發售並無提供額外申請，公開發售並不屬於上市規則第14A.31條豁免關連交易之類別。吾等了解到，主要股東將只於合資格股東並無選擇接納其保證配額時才認購額外發售股份。合資格股東就是否接納保證配額擁有優先選擇權，而作為商業包銷商遵從之一般慣例，主要股東只需認購未獲合資格股東接納之發售股份。主要股東是否將需要解除認購額外發售股份之責任，視乎合資格股東之取向，而並非主要股東酌情所決定。吾等

公司名稱	包銷商	包銷佣金	額外申請
上華控股有限公司(371)	商業包銷商	2.50%	是
毅興行有限公司(1047)	控股股東	1.00%	是
中油潔能集團有限公司(260)	商業包銷商	3.00%	是
佑威國際控股有限公司(627)	控股股東	2.00%	是
兩儀控股有限公司(94)	商業包銷商	2.50%	否
最高	–	**3.00%**	–
最低	–	**0.28%**	–
平均數	–	**1.95%**	–
中位數	–	**2.25%**	–
一般慣例	–	**2.5%**	–
貴公司	**控股股東**	**2.5%**	否

資料來源： 聯交所

附註：

1. 其中一名包銷商Pallmsville Equities Inc.由南海石油控股有限公司執行董事全資擁有，因此為該公司之關連人士。

2. 根據商業包銷商135,000,000股包銷股份之佣金1.5%及控股股東592,738,593股包銷股份之零佣金，加權平均數0.28%呈列為包銷佣金。

3. 中汽資源投資有限公司原稱為協里控股有限公司。

如上表所列示，在14項比較公開發售中，(i)三項由其各自控股股東獨自包銷；(ii)一項由控股股東連同一名商業包銷商包銷；(iii)一項由一名主要股東連同兩名商業包銷商包銷；及(iv)一項由一名關連人士連同一名商業包銷商聯合包銷。一間公司尋求其控股股東或主要股東包銷其公開發售，並以包銷佣金作為回報之情況並不罕見。因此，吾等認為，　貴公司選擇尋求主要股東作為公開發售之包銷商，符合日常市場慣例。

之剩餘發售股份。 貴公司將向包銷商支付按包銷商所包銷之發售股份數目之認購價總額2.5%之包銷佣金。據董事表示，該等費率乃 貴公司與包銷商經按公平原則磋商及參考介乎2%至3%之市場費率釐定。

實際上，商業包銷商通常需要時間及工作評估風險，並對目標公司形成一些理解，才決定是否就包銷該公司之證券承擔責任。就此情況下，並考慮到股份價格範圍及流通量偏低，吾等與董事之意見一致，認為促使主要股東(更熟悉 貴公司運作及財務狀況)擔任公開發售包銷商，較為容易及方便。與此同時，主要股東作為包銷商參與公開發售，將向其他股東顯示其對 貴公司及其前景充滿信心及樂觀。

下列載列比較公開發售之包銷安排及比較公開發售是否提供額外申請：

公司名稱	包銷商	包銷佣金	額外申請
亨泰消費品集團有限公司(197)	商業包銷商	2.50%	否
聯康生物科技集團有限公司(690)	控股股東	2.00%	是
南海石油控股有限公司(76)	關連人士*(附註1)*及商業包銷商	2.50%	是
廣益國際集團有限公司(530)	商業包銷商	1.00%	是
TCL通訊科技控股有限公司(2618)	商業包銷商	2.50%	是
基業控股有限公司(1182)	主要股東及兩名商業包銷商	1.00%	是
安利時投資控股有限公司(339)	商業包銷商	1.50%	是
友力投資(控股)有限公司(674)	控股股東及商業包銷商	0.28% *(附註2)*	否
中汽資源投資有限公司(729) *(附註3)*	商業包銷商	3.00%	是

與公開發售相若，供股乃向公司現有股東之提呈發售，以認購或購買證券。公開發售與供股之其中一個主要區別為股東根據公開發售項接受之權利乃不可轉讓。如是者，彼等不能於市場買賣及並無以未繳股款配額之形式進行買賣之方式。因此，作為同等之其他事項，供股較公開發售提供額外靈活性，乃由於供股使不欲參與貴公司現金求償通知之股東於市場出售彼等之配額，以彌補股本增加所帶來之攤薄影響，而公開發售並不提供相若機制。在計及上文所論述之供股特色後，吾等認為，供股可提供額外靈活性，因為非參股合資格股東可出售其未繳股款之配額，因此，與公開發售相比較而言，供股乃為一種更為有利之發售方式。

董事已告知吾等，在釐定股本市場募集資金方法時，彼等已考慮(其中包括)股份之成交量相對平淡，及倘現時之資金募集方法為供股，彼等並不預期已暫定配發予股東之未繳股款配額會有任何強勁或交投活躍之市場。在該等情況下及為減輕提供買賣未繳股款之安排之行政管理負擔，董事決定進行公開發售。吾等已審閱回顧期間股份之成交量，並發現回顧期間最高每日成交量僅佔 貴公司已發行股本總額之約1.46%。就此而言，吾等已認同董事之意見，股份之過往成交量乃釐定 貴公司資金募集方法時應予考慮的其中一項參數。基於與供股相若之公開發售可為合資格股東提供平等機會，以按比例參與 貴公司資本之擴大，而不會為 貴公司帶來因安排買賣未繳股款供股而產生之行政負擔，吾等認為，公開發售乃在現時之情況下為 貴集團募集資金之可予接納之方法。

1.7 包銷安排及不設額外申請

1.7.1 包銷協議之主要條款

於最後可行日期，主要股東擁有175,803,363股股份，相當於 貴公司現有已發行股本約61.45%。正如董事會函件所載，主要股東為證明其對 貴集團持續提供財務支持，已不可撤銷地向 貴公司承諾於緊隨記錄日期後至最後接納日期前期間不會出售該等175,803,363股股份，並接納或促使接納其在公開發售項下之全部配額219,754,200股發售股份。此外，主要股東同意根據包銷協議，包銷任何沒有被合資格股東接納

正如上表所列，14個比較公開發售之認購價較其各自於公佈日期前之最後交易日之收市價分別折讓介乎約6.25%至約90.70%之間（「市場收市價區間」），平均數為約53.17%及中位數則約54.35%。比較公開發售之每股認購價較其各自之每股理論除權價（按於公佈日期前之最後交易日之收市價計算）之折讓介乎約5.21%至77.00%之間（「市場理論價格區間」），平均約為37.28%，中位數約為35.27%。

吾等注意到，認購價較於最後交易日之每股股份收市價折讓約13.4%，介乎市場收市價區間，惟低於市場收市價區間之平均數及中位數。雖然如此，認購價較每股理論除權價溢價約30.7%，因此與比較公開發售所一般代表之折讓不可比較。有見及此，吾等計及除了公開發售外，並無比較公開發售附帶紅股發行之因素在內。經計入發售股份及紅股之總計後，每股股份之理論認購價約為0.283港元（請參閱上述1.3分段之詳盡計算方法），實際上較於最後交易日之收市價折讓49.5%，此數介乎市場收市價區間之內。該折讓不如市場收市價區間之平均數及中位數之幅度大，但高於靠後之平均數約18.94%有相當大之幅度。此外，理論認購價較每股理論除權價折讓約23.7%，此數介乎市場理論價格區間。同樣地，該等折讓均幅度低於市場理論價格區間之平均數及中位數，但卻高於靠後之平均數約11.55%。

因此，吾等認為，公開發售之定價連同紅股發行一般而言與市場實際之定價（如其他最近公佈之公開發售所呈報）一致，因此，對股東而言屬公平合理。

1.6 公開發售以外之其他替代方法

正如董事會函件內所載，董事認為，債務融資並不是為未來投資需求集資之最合適選擇，因債務融資將對　貴公司產生額外借貸成本。只要投資之需求並非十分緊急，根本不適宜招致該等成本。相反，董事不僅可透過就未來發展為　貴公司在財務上提供靈活性之股本市場集資，而倘　貴公司須於短期內籌措資金，則更可避免無必要之高融資成本。同時，董事亦已從股東利益之角度考慮，並發現透過配售融資將對　貴公司現有股東之股權產生攤薄影響。

公司名稱（股份代號）	公佈日期	發售比例	每股認購價（港元）	於公佈日期前之最後交易日之股份收市價（港元）	認購價較收市價之折讓／（溢價）（%）	理論除權價（港元）	認購價較理論除權價之折讓／（溢價）（%）
基業控股有限公司（1182）	18/10/2005	3:1	0.02	0.10	77.00	0.04	45.63
安利時投資控股有限公司（339）	12/10/2005	8:1	0.10	1.08	90.70	0.21	52.40
友力投資（控股）有限公司（674）	29/8/2005	1:1	0.15	0.46	67.39	0.31	50.82
中汽資源投資有限公司（729）*（附註1）*	5/8/2005	3:1	0.10	0.25	60.00	0.14	27.54
上華控股有限公司（371）	7/7/2005	1:2	0.10	0.60	83.00	0.43	77.00
中油潔能集團有限公司（260）	30/5/2005	2:1	0.02	0.04	48.70	0.03	23.10
佑威國際控股有限公司（627）	23/5/2005	1:2	0.25	0.37	31.50	0.33	23.48
毅興行有限公司（1047）	11/5/2005	1:5	0.60	0.64	6.25	0.63	5.21
兩儀控股有限公司（94）	7/4/2005	1:2	0.38	1.03	63.10	0.81	53.30
最高					**90.70**		**77.00**
最低					**6.25**		**5.21**
平均數					**53.17**		**37.28**
中間數					**54.35**		**35.27**
靠前之平均數 *（附註2）*					**87.90**		**68.43**
靠後之平均數 *（附註3）*					**18.94**		**11.55**
貴公司	**8/3/2006**	**5:4**	**認購價：0.485**	**0.56**	**13.4**	**0.371**	**(30.7)**
			理論認購價：0.283	**0.56**	**49.5**	**0.371**	**23.7**

資料來源：聯交所

附註：

1. 中汽資源投資有限公司前稱為協里控股有限公司。
2. 靠前之平均數代表3個最高折讓比率之平均數。
3. 靠後之平均數代表4個最低折讓比率之平均數。

3. 應 貴公司之要求，股份於二零零六年二月二十八日暫停買賣。由二零零六年二月二十八日至二零零六年三月九日並無買賣股份，直至二零零六年三月九日恢復股份買賣。於計算每日平均成交量時，只涵蓋由二零零六年三月九日（包括該日）至二零零六年三月三十一日（包括該日）之期間。

正如以上表格所呈列，股份於回顧期每月之每日平均交易量相當疏落，僅為介乎約21,547股至1,942,120股股份之間，或僅佔於最後可行日期已發行股份總數約0.008%至0.679%。於回顧期之最高每日成交量為於二零零六年四月十九日之4,165,200股股份，相當於最後可行日期已發行股份之1.456%。於二零零五年六月、二零零六年二月、二零零六年三月及二零零六年四月，每日平均成交量比較高，而董事知會，彼等並未得知造成上述波動之原因。此外，於回顧期內合計330個交易日期中，有167日並無於聯交所買賣股份之記錄。

由二零零六年三月九日至最後可行日期，股份之交易量仍疏落，於此期間之每日交易量相當於最後可行日期已發行股份之百分比，介乎約0.007%至約1.456%之間。鑑於股份之流通量相當低，吾等認為交易價範圍可能不一定能合理體現 貴公司可據此預期透過進一步於股本市場配售籌集資金之價格水平。獨立股東須注意，公開發售及紅股發行完成後股份之交易量是否會隨之而上升，仍屬未知之數。

1.5 與最近之公開發售比較

為進行比較，吾等按本身所深知，找出於公佈刊發日期前一年由聯交所主板上市公司公佈之14個公開發售個案（「比較公開發售」），詳情載列如下：

公司名稱（股份代號）	公佈日期	發售比例	每股認購價 (港元)	於公佈日期前之最後交易日之股份收市價 (港元)	認購價較收市價之折讓／（溢價） (%)	理論除權價 (港元)	認購價較理論除權價之折讓／（溢價） (%)
亨泰消費品集團有限公司 (197)	1/3/2006	2:5	0.75	1.43	47.60	1.24	39.50
聯康生物科技集團有限公司 (690)	15/2/2006	2:1	0.50	0.61	18.00	0.54	6.90
南海石油控股有限公司 (76)	27/1/2006	1:2	0.20	0.34	41.18	0.29	31.03
廣益國際集團有限公司 (530)	27/1/2006	2:1	0.01	0.10	90.00	0.04	75.00
TCL通訊科技控股有限公司 (2618)	22/12/2005	1:1	0.20	0.25	20.00	0.23	11.00

下列載列於截回顧期股份之最高、最低及平均每日成交量，以及平均每日成交量相當於公開發售、紅股發行及股份合併完成前已發行股份總數之百分比。

月份	最高每日成交量 (股份數目)	最低每日成交量 (股份數目)	每日平均成交量 (股份數目)	每日平均成交量相對於已發行股份總數百分比 (%) (附註1)
二零零五年				
一月(附註2)	1,091,000	0	99,214	0.035
二月(附註2)	不適用	不適用	不適用	不適用
三月(附註2)	不適用	不適用	不適用	不適用
四月(附註2)	167,000	0	65,591	0.023
五月	1,020,000	0	72,402	0.025
六月	1,380,000	0	150,573	0.053
七月	464,200	0	48,040	0.017
八月	140,200	0	23,661	0.008
九月	500,000	0	51,905	0.018
十月	532,000	0	62,330	0.022
十一月	1,150,000	0	77,818	0.027
十二月	558,000	0	93,810	0.033
二零零六年				
一月(附註3)	111,000	0	21,547	0.008
二月(附註3)	2,265,000	0	179,095	0.063
三月	1,251,000	20,000	517,718	0.181
四月(直至最後可行日期)	4,165,200	394,000	1,942,120	0.679

*資料來源：*彭博資訊

附註：

1. 按於最後可行日期已發行之286,068,644股股份為基準

2. 應 貴公司之要求，股份於二零零五年一月二十一日暫停買賣。由二零零五年一月二十一日直至二零零五年四月十九日並無買賣股份，直至二零零五年四月十九日恢復股份買賣。於計算每日平均成交量時，並無將暫停股份買賣期間之日子計算在內。

經計及(i)股份於回顧期一直按高於認購價及理論認購價之價格水平買賣；及(ii)認購價及理論認購價相對於每股股份於最後交易日前之收市價之理想折讓，其意味著股東獲提供以較股份之現行市價相當為低之價格認購新股份。有關最近市場公佈之公開發售個案之說明，請參閱1.5分段。據此，吾等認為，認購價定於合理水平，並對股東有利。

此外，吾等亦審閱於回顧期股份之交易量。下表載列於回顧期股份於聯交所之每日交易量：


股份數目
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
05年1月
05年2月
05年3月
05年4月
05年5月
05年6月
05年7月
05年8月
05年9月
05年10月
05年11月
05年12月
06年1月
06年2月
06年3月
06年4月
最後可行日期
月份

*資料來源：*彭博資訊

附註： 兩個陰影區代表股份於聯交所暫停交易之期間，分別為(i)第一個期間為由二零零五年一月二十一日至二零零五年四月十八日(包括該兩日)；及(ii)第二個期間為由二零零六年二月二十八日至二零零六年三月八日(包括該兩日)。

(ii) 直至最後交易日止之最後10個交易日(包括該日)每股股份在聯交所所報之平均收市價0.61港元，折讓約20.5%；

(iii) 直至最後交易日止之最後30個交易日(包括該日)每股股份在聯交所所報之平均收市價0.62港元，折讓約21.8%；

(iv) 直至最後交易日之最後60個交易日(包括該日)每股股份在聯交所所報之平均收市價0.64港元，折讓約24.2%；

(v) 於最後可行日期每股股份在聯交所所報之平均收市價0.90港元折讓約46.1%；及

(vi) 於二零零四年十二月三十一日股東應佔經審核每股資產淨值2.58港元，折讓約81.2%；及

(vii) 進行公開發售前於二零零五年十二月三十一日股東應佔經審核每股資產淨值2.74港元折讓約82.3%。

每股股份之理論認購價0.283港元(已實際計及公開發售及紅股發行之總計)，相當於：

(i) 每股股份於最後交易日在聯交所所報之收市價每股0.56港元，折讓約49.5%；

(ii) 直至最後交易日之最後10個交易日(包括該日)每股股份在聯交所所報之平均收市價0.61港元，折讓約53.6%；

(iii) 直至最後交易日之最後30個交易日(包括該日)每股股份在聯交所所報之平均收市價0.62港元，折讓約54.4%；

(iv) 直至最後交易日之最後60個交易日(包括該日)每股股份在聯交所所報之平均收市價0.64港元，折讓約55.8%；

(v) 於最後可行日期每股股份在聯交所所報之平均收市價0.90港元折讓約68.6%；

(vi) 於二零零四年十二月三十一日股東應佔經審核每股資產淨值2.58港元折讓約89.0%；及

(vii) 股份於二零零五年十二月三十日之股東應佔經審核每股資產淨值2.74港元，折讓約89.7%。

元。認購價每股發售股份0.485港元，較回顧期內股份之最高收市價折讓約46.1%，並較回顧期內股份之最低收市價溢價約6.6%。經計及將分別根據發售股份發行之發售股份及根據紅股發行予以發行之紅股之總數，每股發售股份之理論認購價0.283港元，分別較股份於回顧期內之最高收市價及最低收市價折讓約68.6%及約37.8%。

下表呈列於回顧期內股份於聯交所之收市價，與認購價0.485港元及理論認購價0.283港元之比較：



收市價（港元）
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
認購價（0.485港元）
理論認購價（0.283港元）
05年1月
05年2月
05年3月
05年4月
05年5月
05年6月
05年7月
05年8月
05年9月
05年10月
05年11月
05年12月
06年1月
06年2月
06年3月
06年4月
最後可行日期
月份

資料來源：彭博資訊

附註： 兩個陰影區代表股份於聯交所暫停交易之期間，分別為(i)第一個期間為由二零零五年一月二十一日至二零零五年四月十八日（包括該兩日）；及(ii)第二個期間為由二零零六年二月二十八日至二零零六年三月八日（包括該兩日）。

於刊發公佈後，於二零零六年三月十日，每股股份之收市價溫和下跌至0.53港元，與於最後交易日在聯交所所報之0.56港元比較，下降約5.4%。於最後可行日期，股份於聯交所所報之價格為0.90港元。

每股股份之認購價0.485港元，相當於：

(i) 每股股份於最後交易日在聯交所所報之收市價每股0.56港元，折讓約13.4%；

1.4 股份表現

由二零零五年一月一日至最後可行日期期間(不包括由二零零五年一月二十一日至二零零五年四月十八日期間(包括該兩日)及由二零零六年二月二十八日至二零零六年三月八日期間(包括該兩日)，於該等期間內股份暫停買賣)(「回顧期」)，股份之每日平均收市價、每月最高收市價及每月最低收市價載列如下：

月份	**最高價** *(港元)*	**最低價** *(港元)*	**每月平均** *(港元)*
二零零五年			
一月 *(附註1)*	0.70	0.66	0.69
二月 *(附註1)*	不適用	不適用	不適用
三月 *(附註1)*	不適用	不適用	不適用
四月 *(附註1)*	0.75	0.62	0.67
五月	0.71	0.62	0.65
六月	0.70	0.57	0.62
七月	0.62	0.56	0.59
八月	0.56	0.53	0.56
九月	0.60	0.54	0.56
十月	0.59	0.46	0.55
十一月	0.55	0.48	0.50
十二月	0.70	0.60	0.67
二零零六年			
一月	0.68	0.58	0.62
二月 *(附註2)*	0.65	0.56	0.61
三月 *(附註2)*	0.56	0.49	0.52
四月(直至最後可行日期)	0.90	0.50	0.69

*資料來源：*彭博資訊

附註：

1. 應　貴公司之要求，股份於二零零五年一月二十一日暫停買賣。由二零零五年一月二十一日直至二零零五年四月十九日並無買賣股份，直至二零零五年四月十九日恢復股份買賣。計算最高價、最低價及每月平均數時並無將暫停股份買賣期間之日子計算在內。

2. 應　貴公司之要求，於二零零六年二月二十八日暫停股份買賣。由二零零六年二月二十八日直至二零零六年三月九日並無買賣股份，直至二零零六年三月九日恢復股份買賣。最高價、最低價及每月平均數之計算僅包括由二零零六年三月九日(包括該日)至二零零六年三月三十一日(包括該日)。

於回顧期內，股份於聯交所之最高收市價及最低收市價，分別為於二零零六年四月二十五日之0.90港元及於二零零五年十月二十五日之0.455港

款項總額並計及發售股份和紅股發行之總數計算，每股發售股份之理論認購價（「理論認購價」）約為0.283港元。

吾等於以下載列根據發售股份及紅股發行之總計，計算每股發售股份之理論認購價之方法，以僅供參考：

理論認購價（以港元計值）

$$= \frac{1.25 \times 認購價}{1.25 + 0.89}$$

$$= 0.283$$

0.283港元之理論認購價相當於：

(i) 股份於最後交易日在聯交所所報之收市價每股0.56港元，折讓約49.5%；

(ii) 根據股份於最後交易日之收市價計算每股之理論除權價（經計及紅股發行）0.371港元，折讓約23.7%；

(iii) 股份於二零零四年十二月三十一日之最近期股東應佔經審核資為淨值每股2.58港元，折讓約89.0%；及

(iv) 股份於二零零五年十二月三十一日之股東應佔經審核資為淨值每股2.74港元，折讓約89.7%。

保證配額創造額外動機。按此基準及基於認購公開發售項下配額之合資格股東有權認購紅利股份，吾等認為，紅股發行就股東而言乃屬公平合理。

如董事會函件所載，認購價0.485港元，乃由 貴公司及主要股東經參考股份現行市價介乎0.56港元(即於發佈公佈日期前最近三個曆月期間內每股股份之最低平均收市價)至0.70港元(即於發佈公佈日期前最近三個曆月期間內每股股份之最高平均收市價)，在現行市場狀況下及近期之公開發售個案，按公平磋商原則釐定。

0.485港元之認購價較：

(i) 股份於二零零六年二月二十七日(即股份暫停買賣以待刊發本公佈前之最後交易日(「最後交易日」))在聯交所所報收市價每股0.56港元，折讓約13.4%；

(ii) 股份根據最後交易日之每股收市價計算之理論除權價(經考慮紅股發行後)每股約0.371港元，溢價約30.7%；

(iii) 股份於二零零四年十二月三十一日之經審核每股資為淨值2.58港元，折讓約81.2%；及

(iv) 進行公開發售前股份於二零零五年十二月三十一日之經審核每股資為淨值2.74港元，折讓約82.3%。

吾等將理論除權價0.371港元之計算方法載列如下，僅供參考：

理論除權價(港元)

$$= \frac{\text{於最後交易日之收市價} + 5/4 \text{ x 認購價}}{1 + 5/4 + (5/4 \text{ x } 5/7)}$$

$$= \frac{0.56 + 5/4 \text{ x } 0.485}{22/7}$$

$$= \frac{1.166}{3.14}$$

$$= 0.371$$

就參與公開發售之股東而言，彼等實際上將有權就所持之每股股份獲發約1.25股發售股份及約0.89股紅股(未計股份合併)。根據公開發售之認購

一步確認，公開發售所得款項將不會用於任何具體行業。吾等因此不能確保公開發售之所得款項將最終用於物業投資。言雖如此，獨立股東務請注意，　貴公司作出任何未來投資是否成功，主要依賴　貴公司管理層之眼光及能力。獨立股東亦可以　貴公司近年來錄得極少投資撤銷作參考。

如董事會函件所載，倘若　貴公司未能於公開發售完成時物色到任何合適之投資機會，公開發售所得款項淨額將暫時存放於銀行作定期存款。吾等認為此項安排公平及合理，並符合　貴公司及股東整體之利益。

1.3 公開發售及紅股發行之主要條款

為作參考，吾等從董事會函件中節錄以下之發行統計數字：

公開發售之基準	：	合資格股東於記錄日期營業結束時每持有四股現有股份可獲發五股發售股份之保證配額
紅股發行之基準	：	每七股繳足之發售股份獲發五股紅股
認購價	：	每股發售股份0.485港元
截至最後可行日期已發行股份數目	：	286,068,644股股份
將予發行之發售股份數目	：	357,585,805股發售股份
將予發行之紅股數目	：	不超過255,418,430股紅股

於最後可行日期，　貴公司並無擁有任何衍生工具、購股權、認股權證及轉換權或可轉換或交換股份之其他類似權利，且無意於最後接納日期前發行任何新股或任何上述證券。

發售股份相當於　貴公司現有已發行股本約125%，以及　貴公司經發售股份及紅股擴大後已發行股本約39.8%。紅股相當於　貴公司現有已發行股本約89.3%及　貴公司經發售股份及紅股擴大之已發行股本約28.4%。誠如董事所告知，紅股發行將旨在為合資格股東認購彼等於公開發售項下之

之情況下，為　貴集團之業務組合實現多元化，是從商業角度出發屬可行。按此基準，吾等認為，　貴公司運用公開發售出售所得款項作可能進行之投資，為其業務組合實現多元化，並擴大其收入基礎，是具備充分理由支付，而吾等與董事之意見一致，此發展方向，符合　貴公司及股東之整體利益。吾等已計算電子產品業務分類之邊際毛利，從二零零二年約9.0%下跌至二零零三年約4.3%，及於二零零四年稍微上升至4.4%，以供參考。

由　貴公司之年報，吾等注意到，恒光行於二零零二年、二零零三年、二零零四年及二零零五年對　貴集團所貢獻之年營業額，分別約207,700,000港元、約192,200,000港元、約174,900,000港元及約64,000,000港元，於各相應年度對　貴集團之總營業額分別約佔28.0%、26.6%、25.3%及11.6%。然而，恒光行已自二零零三年直至二零零五年六月三日出售完成為　貴集團之業績持續帶來負數之貢獻。儘管出售事項(詳情見「1.1.1」分段)可改善　貴集團之純利，吾等注意到，另一方面此舉會導致　貴集團多元化發展業務組合之程度降低，因而可能使　貴集團對各餘下業務分類之倚賴增加。換言之，光纖產品分部之撇銷將會提高餘下五個分部各自對　貴集團營業額及溢利之貢獻程度(以營業額及溢利百分比計)。就此而言，吾等認為　貴集團尋找新投資機會，以彌補由於出售而導致　貴集團業務多元化程度下降，實乃合理。

誠如以上所論述，董事認為，為　貴集團之現有業務組合及收入來源實現多元化，並為股東增值，實有必要開拓有盈利能力之其他投資機會。誠如董事所確認，彼等一直與獨立第三方就可能進行投資展開磋商。盡管於最後可行日期有關磋商並無特別進展，吾等自董事瞭解到，彼等一直積極開拓商機，以拓闊　貴集團之業務範圍及收入基礎。董事已向吾等確認，彼等已完全知悉分散　貴集團業務所涉及之風險，及彼等已經並將繼續行使必需及妥善之審慎評估任何投資機會。彼等亦向吾等確認，除所披露者外，目前彼等尚未物色到任何　貴集團須投入資金之潛在投資，亦無指定任何特別金額之　貴集團現金盈餘以進行任何可能之投資。相反，董事認為，　貴集團需要可供動用備存現金形式之更為龐大資本基礎，以充分利用董事認為適當之任何未來投資機會。

然而，獨立股東務請注意，上述磋商只屬於初步階段，可能或未必會進行。　貴公司股東及準投資者於買賣股份時務請審慎行事。如董事所進

為了更好地呈列　貴集團之以往表現及　貴集團之業務組合，吾等將　貴集團(i)截至二零零五年十二月三十一日止各四年；及(ii)截至二零零四年六月三十日及二零零五年六月三十日止各六個月期間之分類業績之概要載列如下：

分類	截至二零零五年十二月三十一日止年度佔貴集團之純利總額分類業績 千港元 (經審核)	百分比	截至二零零四年十二月三十一日止年度佔貴集團之純利總額分類業績 千港元 (經審核)	百分比	截至二零零三年十二月三十一日止年度佔貴集團之純利總額分類業績 千港元 (經審核)	百分比	截至二零零二年十二月三十一日止年度佔貴集團之純利總額分類業績 千港元 (經審核)	百分比
製造及銷售電子產品	18,489	387%	17,288	60%	17,027	146%	39,250	62%
製造及銷售綫路板	(19,739)	-413%	(18,328)	-64%	(18,342)	-157%	(1,302)	-2%
買賣及分銷電子配件及部件	(223)	-5%	683	2%	673	6%	2,336	4%
買賣上市證券投資	(3,033)	-63%	(3,607)	-13%	(7,297)	-62%	(6,960)	-11%
提供貸款融資	(4,032)	-84%	(5,800)	-20%	(9,177)	-78%	(11,448)	-18%
製造及銷售光學產品	(2,098)	-44%	(5,345)	-19%	(21,673)	-185%	8,712	14%
貴集團之純利總額*(附註)*	4,779		28,695		11,698		62,847	

附註： 由於若干損益表項目無法被分配至任何分類，分類業績之總計不等於　貴集團相應年度之純利總額，該等項目載於此僅供參考。

如上表所載，製造及銷售電子產品分類之表現，一直優於其他五個分類，截至二零零五年十二月三十一日止各四個年度所呈報之分類溢利分別約為39,300,000港元、17,000,000港元、17,300,000港元及18,500,000港元。買賣及分銷電子配件及部件類別於截至二零零四年十二月三十一日止三年期間錄得正數業績，惟其對　貴集團業績之貢獻相對電子產品分類而言較遜，而本分類業績於二零零五年錄得虧損淨額約223,000港元。製造及銷售光學產品分類截至二零零二年十二月三十一日止年度錄得純利約為8,700,000港元，惟於截至二零零三年十二月三十一日止年度倒退至淨虧損約21,700,000港元。該分類之虧損狀態持續至截至二零零五年十二月三十一日止兩年，淨虧損約為5,300,000港元及約2,100,000港元。除上述三個分類外，其他三個分類，即製造及銷售綫路板、買賣上市證券投資及提供貸款融資分類於截至二零零五年十二月三十一日止各四個年度均錄得負數業績。

如董事所知會，近年來電子產品業之競爭越來越激烈，此項業務分類之邊際利潤一直在下跌，因此，彼等認為，在擴充　貴集團現有業務以外

如董事會函件所載，　貴公司已審閱多個投資項目，例如於中國之物業投資，但仍未就任何磋商達成協議。吾等已進一步向　貴公司查詢該等磋商中項目之詳情，並獲告知該等磋商只屬初步階段，故不一定會進行。吾等並獲　貴公司告知，披露尚未進行之項目或許為時尚早，並可能造成誤導。董事認為通過公開發售所籌資金，可作為備用資金來源，以於將來機會來臨時隨時為投資項目提供資金。吾等已獲董事知會，　貴集團成功把握機會，於二零零四年地產市場復甦時，投資於豪宅物業，以供資本增值，而此乃　貴公司成功從其投資物業取得資本增值獲證實之經驗及營業記錄。

吾等曾就資本市場之整體取向進行一些研究。與　貴公司管理層進一步分析及討論後，吾等瞭解到，物業投資項目一般需要相當金額之啟動資金。此外，較大規模之項目一般附帶比較小規模之項目有較高出路之潛力，該種情況一般可從於二零零五年完成之首次公開發售之市場氣氛可得到佐證。於二零零五年在聯交所主板上市集資之54家公司當中，有33家公司之市值於首次公開發售時超逾10億港元。為了物色較高回報或出路潛力之投資機會，　貴公司擬爭取較大規模之項目在此方面，吾等認為，公開發售可於　貴集團日後有資金需求時，為　貴公司提供財務上之靈活性。

除對資本市場之一般概況進行研究外，吾等亦對　貴公司評選項目之程序進行調查。吾等了解到，　貴公司之政策為於進一步進行任何磋商前，進行市場研究及可行性調查。倘若董事會初步認為經審議後機會屬可行，尤其是從日後股本退還及套現潛力角度出發，　貴公司將進行進一步磋商，並就項目及投資條款進行深入之審慎調查。吾等認為，　貴公司已採取審慎步驟，保障　貴公司及其整體股東之利益。此外，如上市規則所規管，董事負有誠信以其知識及經驗並於一家上市發行人內擔任其職位之人士預期合理地運用之方法、審慎及勤勉，並以公司整體利益誠實及忠誠地行事。吾等因此有充分理由相信，董事將確保公開發售之所得款項淨額，將以貴公司及股東利益為依歸，予以妥善運用。

就股本回報(按本年純利對相應年度終結時資產淨值之比率計算)而言， 貴集團一般錄得正回報率，於二零零二年達約9.1%，於二零零三年達約1.7%、於二零零四年達約3.9%及於二零零五年約0.6%。於二零零五年股本回報大幅下跌，主要為 貴集團於二零零五年純利大幅下跌所致，詳情載於第1.1.1(d)分節。一般而言， 貴集團股本回報一直上落波動，儘管於截至二零零五年十二月三十一日止五年維續正值。

貴集團之流動比率，即以其總流動資產除以總流動負債之比較計算，於二零零二年約為4.95、於二零零三年約為3.80、於二零零四年約為4.08及於二零零五年約4.50。流動比率通常用以估量一間公司應付其短期債項之能力；該比率越高，該公司擁有之流動資金越多。只要 貴集團之流動資產於過去截至二零零五年十二月三十一日止四年一直維持在高於其流動負債之水平，吾等認為， 貴集團在應付其流動負債方面並無問題。

貴集團之資產負債比率(按其總負債對其總資產之比率計算)，於二零零二年錄得約16.2%，於二零零三年錄得約21.2%、於二零零四年錄得約17.2%及於二零零五年約14.5%。吾等注意到，二零零三年之資產負債比率相對較高，乃因總負債水平較高，達約193,700,000港元(二零零二年：約139,400,000港元)。根據 貴公司之二零零三年年報，有關增加主要由於(i)應付賬款增加至達約119,300,000港元(二零零二年：約71,100,000港元)，主要由於供應商提供較長之信貸期；及(ii)應付聯營公司款項增加至達約12,800,000港元(二零零二年：約8,800,000港元)。如本通函附錄一標題為「5.債務」分節所載，於二零零六年二月二十八日(即本通函付印前就債務聲明而言之最後可行日期)辦公時間結束時， 貴公司並無任何借款。

1.2 進行公開發售之原因及所得款項之擬定用途

正如董事會函件所載， 貴公司正積極尋找投資項目，以使業務結構多元化。 貴公司擬透過公開發售集資約173,400,000港元(扣除開支前)。公開發售之預計所得款項淨額(於扣除開支後)預計約170,000,000港元，將用於日後物色到合適項目時作多元化投資及作為一般營運資金。 貴公司擬使用約160,000,000港元於未來投資項目，而餘額約10,000,000港元用作營運資金。

1.1.2 資產負債表分析

以下為摘錄自　貴集團截至二零零五年十二月三十一日止四年經審核綜合資產負債表之概要：

	截至十二月三十一日止年度			
	二零零五年 *（千港元）* （經審核）	二零零四年 *（千港元）* （經審核） （重列）	二零零三年 *（千港元）* （經審核）	二零零二年 *（千港元）* （經審核）
(1) 純利	4,779	28,695	11,698	62,847
(2) 貴集團股東 應佔資產淨值	784,113	739,651	698,215	688,077
股本回報 = (1)/(2)	**0.6%**	**3.9%**	**1.7%**	**9.1%**
(3) 流動資產	594,650	635,798	725,510	676,241
(4) 流動負債	132,044	155,907	191,046	136,492
流動比率 = (3)/(4)	**4.50**	**4.08**	**3.80**	**4.95**
(5) 總負債	134,667	158,978	193,722	139,390
(6) 總資產	930,863	920,765	915,062	859,700
資產負債比率 = (5)/(6)	**14.5%**	**17.4%**	**21.2%**	**16.2%**

於上表所説明，　貴集團於二零零五年之資產淨值約784,100,000港元，較二零零四年約739,700,000港元增加約6.0%。除於二零零五年純利約4,800,000港元，董事獲知會，增幅主要為以下原因所致：(i)作為股本確認之負商譽約27,000,000港元；(ii)可供出售金融資產公平值增加約15,600,000港元；及(iii)因匯兑調整於綜合損益表未確認之虧損淨額約3,000,000港元。於二零零四年，　貴集團股東應佔資產淨值達約739,700,000港元，較二零零三年約698,200,000港元增加約5.9%。除純利約28,700,000港元外，二零零四年之資產淨值增加亦可歸因於以下原因：(i)因採納香港會計準則第17號導致改變有關租賃土地之會計政策而對期初結餘作出約4,300,000港元之調整；(ii)投資物業估值所產生之收益約8,000,000港元；及(iii)由於匯兑調整未有於綜合損益賬內確認之收益淨額，為數約468,000港元。於二零零三年，資產淨值約698,200,000港元，較二零零二年約688,100,000港元溫和增加約1.5%。有關增加主要為二零零三年之純利所貢獻。

（如台灣和新加坡）與香港之產品組合並不相同。另一方面，消費模式迅速改變，導致主要出口市場存貨水平偏低，需要迅速補充存貨。在技術發展一日千里之形勢下，產品週期亦已縮短，產品功能及美觀外形因而需要更頻密地改變，以吸引客戶。

誠如 貴公司二零零五年中期報告所披露並據 貴公司管理層所討論，吾等瞭解， 貴集團將透過招募才幹出眾之富經驗員工，於研究與開發方面投入更多資源。無線及射頻產品仍為本集團開發此分部之主要方向。憑藉新開發產品，預期 貴集團將於其價格不易受影響且競爭不甚激烈之目標市場取得更理想定位。於印刷線路板業務方面， 貴集團計劃擴充現有客戶，及自該歐美市場挖掘新客戶，而著重有盈利客戶之方向將繼續推行。再者， 貴集團或考慮透過建造新廠房及購買新設備，增加印刷線路板業務之生產力。儘管董事對光學業表示樂觀及正期期望，董事知會光學產品部門業績將不會對 貴集團整體業績造成重大影響，原因為於出售事項後 貴公司於恒光行之5%股權並不重大。如 貴公司於二零零五年度年報內進一步披露，董事預期貸款融資業務於二零零六年將繼續不活躍。一般而言，董事並不預期 貴集團現有業務之財務表現將於可見未來出現很大驚喜。

考慮到(i)截至二零零五年十二月三十一日止四年 貴集團經營之現有業務營業額及毛利全面下跌；(ii)截至二零零五年十二月三十一日止四個年度特殊項目對純利造成波動；及(iii) 貴公司對現有業務前景之視野，吾等不適宜推論 貴集團所經營之現有集務將會出現突破。

內所述，儘管營業額由於市場競爭激烈及客戶價格壓力而下跌，貴集團仍然嚴謹控制成本，及向能提供更高邊際利潤之行業界別進行銷售，因此造成邊際毛利溫和上升。

根據 貴公司二零零五年年報顯示， 貴公司之全資附屬公司Probest Holdings Inc.(「Probest」)與（其中包括）China Time Investment Holdings Limited(「China Time」)訂立買賣協議，出售恒光行約46,0%股權(「出售事項」)。出售事項於二零零五年六月三日完成，而貴集團因此變現收益淨額約42,200,000港元。

貴集團其他收入約26,200,000港元，較二零零四年約14,100,000港元增加約85.9%。該等增長之原因主要為：(i)銀行利息收入增加；(ii)不註冊附屬公司之收益；及(iii)所賺取之其他權益。此外， 貴集團成功從香港地產市道上升得益，於出售若干投資物業時變現收益約2,700,000港元。儘管 貴集團於二零零五年錄得經營溢利約40,000,000港元，較二零零四年增加接近一倍，吾等注意到 貴集團就應收貸款作出45,000,000港元之減值虧損。如 貴公司於二零零五年年報所披露， 貴公司之全資附屬公司於二零零五年與Moulin Global Eyecare Holdings Limited(「Moulin」)簽署50,000,000港元之貸款協議，Moulin亦以Active Base為受益人訂立債權證。於二零零五年六月，Moulin於高等法院向Active Base提出法律訴訟，聲稱貸款協議及債權證無法強制執行。 貴集團為審慎起見，對有關貸款作出45,000,000港元之撥備。

故此， 貴集團之純利從二零零四年約28,700,000港元下跌至於二零零五年約4,800,000港元，相當於跌幅約83.3%。 貴集團之邊際純利因此從約4.2%減至約0.9%。

(e) 貴集團之市場環境及業務展望

根據香港貿易發展局近期發表之一份文章，儘管香港繼續為採購高端消費產品最受歡迎之中心，其他亞洲供應商對香港形成之要脅因競爭越來越激烈而越來越大。面對技術較落後供應商之競爭只限於低價普羅大眾市場較簡單之產品，而較先進之競爭對手

(c) 二零零四年財政年度與二零零三年財政年度之比較

於二零零四年，　貴集團錄得營業額約為691,000,000港元，與二零零三年之營業額約722,800,000港元相比，下降約4.4%。　貴集團之毛利由二零零三年約100,900,000港元下降至二零零四年的約91,400,000港元，下降約9.4%，同時貴集團之毛利率由二零零三年約14.0%下降到二零零四年的約13.2%。於二零零四年營業額及毛利承上個年度之趨勢均呈持續下降，反映　貴集團之主營業務表現疲弱。董事告知，二零零四年之營業額下降乃由於競爭激烈及來自客戶之價格壓力。而毛利率下降乃由於中國之間接成本上升。

儘管毛利持續下降，　貴集團於成本控制方面有所改進。分銷成本、行政費用及其他經營開支的總額由二零零三年約147,700,000港元，下降至二零零四年約127,700,000港元。其他收入亦有所增加，由二零零三年約11,700,000港元增至二零零四年約14,100,000港元主要為銷售陳舊存貨及原料增加所致。上述成本之減少及其他收入增加，在某種程度上抵銷二零零四年經營溢利因毛利下降而減少之程度，該影響亦因下列特殊項目而得以深化，該等特殊項目包括(i)出售待售物業所得收益約3,900,000港元；(ii)撥回租賃樓宇以往重估虧絀約3,300,000港元；(iii)撥回就持作銷售物業所作超額撥備約3,200,000港元；及(iv)出售於聯營公司權益之收益約10,900,000港元。因此，　貴集團之經營溢利由二零零三年約2,800,000港元大幅增加至二零零四年約20,600,000港元。　貴集團之純利因此相應增加約145.3%，由二零零三年約11,700,000港元增加至二零零四年約28,700,000港元。

(d) 二零零五年與二零零四年財政年度之比較

於二零零五年，　貴集團錄得營業額約553,900,000港元，與二零零四年營業額約691,100,000港元比較，下跌約19.9%。　貴集團之毛利從二零零四年之約91,400,000港元減至於二零零五年約79,900,000港元，相當於跌幅約12.6。　貴集團之邊際毛利從二零零四年約13.2%溫和上升至於二零零五年約14.4%。如　貴公司於二零零五年年報

光行部份權益以部分套現其於視光業務之投資所得收益；(iv)重估租約土地及樓宇之盈餘或虧絀；(v)就持作銷售物業所作撥備；(vi)出售於聯營公司權益之收益的影響。於二零零五年，　貴集團之毛利繼續下跌，而　貴集團之純利大幅下跌，主要原因為應收貸款減值虧損所致。

(b) 二零零三年財政年度與二零零二年財政年度之比較

於二零零三年，　貴集團錄得營業額約為722,800,000港元，與二零零二年之營業額約741,000,000港元相比下降約2.4%。　貴集團之毛利由二零零二年約162,400,000港元下降至二零零三年的約100,900,000港元，下降約37.7%，同時　貴集團之毛利率由二零零二年的21.9%下降至二零零三年的14.0%。如董事告知及上文所述，非典型肺炎及伊拉克戰爭的爆發對整體經濟產生負面影響，因而導致營業額及毛利率於二零零三年下降。

吾等注意到　貴集團之其他經營開支大幅上升，由二零零二年的約3,000,000港元增加至二零零三年的約10,600,000港元，而其他收益則由二零零二年的約13,800,000港元下降至二零零三年的約11,700,000港元。董事知會，其他收入減少主要由於利息收入減少。董事進一步表示，二零零三年之其他經營開支包括(i)根據　貴公司之會計政策作出呆壞賬撥備達約7,400,000港元；(ii)削減開支成本達約3,000,000港元，主要包括在為恒光行實施成本控制期間就恒光行裁員支付之款項；及(iii)出售物業虧損約240,000港元。儘管由於出售於恒光行（貴公司當時之附屬公司）之部分權益錄得特殊收益18,400,000港元，但二零零三年經營溢利減少至約2,800,000港元，與二零零二年　貴集團之經營溢利約60,600,000港元比較，大幅下降約95.4%。此外，應佔聯營公司純利由二零零二年之約5,800,000港元減少至二零零三年約1,700,000港元。因此，　貴集團之純利由二零零二年約62,800,000港元大幅下降81.4%至二零零三年約11,700,000港元。

(a) 概覽

於二零零三年，於伊拉克戰爭爆發之時，在第一季，經濟狀況達到谷底。加上爆發嚴重呼吸系統綜合症(「SARS」)，香港經濟於上半年陷入衰退局面。由於SARS爆發及伊拉克戰爭， 貴集團電子產品業務轉差，而電子產品分類之銷售額溫和下跌。 貴集團印刷電路板業務經歷一段艱難之時候，而上市股本證券之買賣及提供貸款融資仍然並不活躍。SARS爆發及伊拉克戰爭亦導致恒光行銷售訂單減少及生產設施使用量下跌。 貴集團出售恒光行實米有限公司(「恒光行」)約19.0%權益，將其於視光業之投資部分套現，但仍然保留對恒光行之控制權。該項交易產生收益總額約16,000,000港元，其中約7,400,000港元於二零零三年入賬，而餘下收益則已於二零零四年入賬。

於二零零四年，香港經濟開始從SARS結束後恢復過來。儘管本地零售及物業市場連同服務業從復甦中獲益，香港製造及出口業務仍繼續面對亞洲其他國家(包括中國)之出口商之激烈競爭。加上美元弱勢及油價高企，美國市場消費力減弱， 貴集團核心業務之表現全面轉差。經歷多年衰退後，本地物業市場於二零零四年迅速復甦。為把握此項機會， 貴集團投資於豪華住宅物業。於二零零四年底， 貴集團就此項投資物業錄得重估盈餘9,700,000港元。

於二零零五年， 貴集團製造及外銷業務面對利率及能源成本趨升且競爭熾烈的環境，以及中國內地之經營成本日益增加。 貴集團核心業務面對市場激烈競爭，致力通過減價維持競爭力。由於在二零零五年六月三日出售於恒光行之主要權益，於二零零五年只錄得五個月營業額。此外，儘管因出售事項錄得收益約42,200,000港元， 貴集團另一方面作出45,000,000港元之貸款撥備，導致二零零五年純利大幅下跌。

根據吾等對 貴集團截至二零零五年十二月三十一日止四個財政年度之財務表現之審閱，吾等注意到 貴集團之營業額、毛利及毛利率均全面錄得下降。經營溢利及純利均於二零零三年顯著下降並於二零零四年反彈，這主要是由於錄得特殊項目所致，其中包括(i)從於二零零二年收購恒光行之權益產生之負商譽確認為收入；(ii)出售待售物業所得收益；(iii)於二零零三年從其後出售恒

1.1.1. 損益賬分析

以下為摘錄自貴集團截至二零零五年十二月三十一日止四年經審核綜合業績之損益賬概要：

	截至十二月三十一日止年度			
	二零零五年 (千港元) (經審核)	二零零四年 (千港元) (經審核) (重列)	二零零三年 (千港元) (經審核)	二零零二年 (千港元) (經審核)
營業額	553,871	691,136	722,782	741,077
銷售成本	(473,975)	(599,715)	(621,877)	(578,723)
毛利	79,896	91,421	100,905	162,354
毛利率	14.4%	13.2%	14.0%	21.9%
其他收益	26,196	14,089	11,652	13,830
分銷費用	(18,359)	(24,050)	(27,194)	(23,642)
行政支出	(94,712)	(102,958)	(109,870)	(113,632)
其他經營開支	(2,822)	(720)	(10,640)	(2,957)
已確認為收入之負商譽	–	13,062	23,550	24,784
出售待售物業所得收益／(虧損)	(143)	3,900	–	–
出售附屬公司權益所得收益淨額	42,244	8,458	18,407	3,481
重估租約土地及樓宇之盈餘／(虧絀)淨額	–	–	(1,015)	22
撥回租賃樓宇以往重估虧絀淨額	5,270	3,346	–	–
撥回就持作銷售物業所作超額撥備／(撥備)	200	3,150	(2,967)	(2,200)
出售於聯營公司權益之收益	–	10,900	–	–
就應收貸款所作撥備	–	–	(20)	(1,480)
出售投資物業收益	2,715	–	–	–
投資物業公平值變動產生虧損淨額	(490)	–	–	–
經營業務之溢利	39,995	20,598	2,808	60,560
應收貸款減值虧損	(45,000)	–	–	–
應佔聯營公司溢利減虧損	1,997	2,791	1,727	5,797
除税前溢利／(虧損)	(3,008)	23,389	4,535	66,357
税項	(1,520)	(452)	(1,778)	(4,675)
除少數股東權益前溢利／(虧損)	(4,528)	22,937	2,757	61,682
少數股東權益	9,307	5,758	8,941	1,165
該年度純利	4,779	28,695	11,698	62,847
純利率	0.9%	4.2%	1.6%	8.5%

股東特別大會舉行之日仍屬真實準確。吾等並無理由懷疑 貴公司、 貴公司董事及管理層提供予吾等之資料及陳述之真實性、準確性及完整性，以及並無理由懷疑任何相關重要事實被隱瞞或遺漏。

吾等已審閱(其中包括) 貴集團已刊發之資料，包括 貴集團截至二零零五年十二月三十一日止四年之經審核財務報表。吾等已與董事討論公開發售及紅股發行之理據及 貴集團之資金要求。吾等亦已審閱股份由二零零五年一月一日至二零零六年二月二十七日(包括該日)期間(即股份於暫停交易前於聯交所之最後一個交易日至最後可行日期期間)之股價表現，以及已審閱由二零零五年三月一日至二零零六年三月八日(包括該日)期間(即該公佈刊發前之一年期間)於聯交所主板上市之14家上市公司之公開發售。此外，吾等亦已審閱包銷協議之主要條款。吾等認為已審閱足夠資料以達致知情見解，以及為吾等倚賴本函件所載之資料之準確性提供合理性，以便為吾等之意見提供合理基準。然而，吾等並無對 貴集團之業務、財務狀況或未來前景進行任何獨立調查，吾等亦無對獲提供之資料進行獨立核實。

吾等並無考慮認購、持有或買賣發售股份及紅股或其他對合資格股東之稅務影響，因為此需視乎彼等各自情況而定。吾等就任何人士因認購、持有或買賣發售股份及紅股或其他而導致之稅務影響或責任概不承擔任何責任。合資格股東如對發售股份及紅股之投資價值或彼等各自之稅務狀況有任何疑問，應諮詢彼等各自之專業顧問。

所考慮之主要因素及理由

吾等向獨立董事委員會及獨立股東就(i)公開發售及紅股發行；及(ii)包銷協議之條款作出推薦意見時所考慮之主要因素及理由載列如下：

1. 所考慮之主要因素

1.1 貴集團之財務回顧

貴公司之主要業務為投資控股。貴集團之主要業務包括設計、開發、製造及銷售電子產品、製造及銷售印刷綫路板、買賣及分銷電子元件及部件、買賣上市股本投資、提供貸款融資及製造和銷售眼鏡產品。

納或促使接納其在公開發售項下之全部配額219,754,200股發售股份，並根據包銷協議包銷未獲合資格股東認購之其餘任何發售股份。

根據上市規則第7.24(5)(a)條，公開發售及紅股發行須待獨立股東於股東特別大會上以決議案批准，並且任何控股股東及其聯繫人士，或如並無控股股東，則 貴公司董事(不包括獨立非執行董事)及主要行政人員及其各自之聯繫人士須於股東特別大會上就此投贊成票放棄投票權，方可作實。鑑於(i)包銷商(即主要股東)為 貴公司之關連人士；及(ii)不提供額外公開發售之申請，則根據上市規則第14A.31條，公開發售不屬於獲豁免關連交易之類別。由於包銷協議之代價總額(即主要股東就包銷股份之認購價應付之最高總額，以及主要股東應收之包銷佣金最高總額)超過適用之百分比比率之25%及代價超過10,000,000港元，因此包銷協議須根據上市規則第14A.17條獲得獨立股東批准。因此，公開發售及紅股發行須待獨立股東批准包銷協議後，方可進行。作為 貴公司之控股股東及包銷商，主要股東及其聯繫人士將於股東特別大會上就批准公開發售、紅股發行及包銷協議之決議案放棄投票。

為使 貴公司能配發及發行紅股(將僅發行予繳足發售股份之登記持有人)，以促使公開發售建議之進行，董事建議修訂公司細則，以容許董事以非按比例之基準向股東作出分派。因此，將於股東特別大會上提呈特別決議案，以批准修訂公司細則，而批准該項決議案為公開發售及紅股發行之條件之一。董事會亦建議於完成公開發售及紅股發行後進行股份合併，將每四股股份合併為一股合併股份。股份合併須待(其中包括)股東於股東特別大會上通過決議案批准股份合併，以及公開發售及紅股發行成為無條件，並且包銷商並無終止包銷協議，方可作實。因此，有關股份合併及公開發售及紅股發行之決議案須待批准修訂公司細則之決議案獲得通過，方可作實。

達成吾等意見之基礎

於達成吾等之意見及建議時，吾等依賴本通函所載資料及聲明以及 貴公司， 貴公司董事及管理層向吾等提供資料及事實之準確性。吾等亦已假設董事於本通函內作出之一切其所信之聲明及意向之陳述，乃經審慎查證後合理作出。吾等假設本通函所載或提述之所有聲明及陳述於提供時屬真實準確，並於

以下為倍利日期為二零零六年四月二十八日致獨立董事委員會及獨立股東之意見函件全文，以供載於本通函。

倍利證券(香港)有限公司
香港
皇后大道中15號
置地廣場公爵大廈
34樓3406室

敬啟者：

**(1)建議公開發售357,585,805股新股份
基準為每持有四股現有股份獲發五股發售股份
並附帶每七股繳足之發售股份獲發五股紅股
及
(2)包銷協議**

緒言

吾等謹此提述獲委任就(i)公開發售及紅股發行；及(ii)包銷協議之條款(詳情載於公佈及本通函，而本函件乃本通函之一部分)，向獨立董事委員會及獨立股東提供意見。除文義另有所指外，本函件內所用詞彙與本通函內所界定者具相同涵義。

有關(其中包括)(i)公開發售及紅股發行；及(ii)包銷協議之條款與條件詳情，載於本通函32頁至68頁之董事會函件。根據公開發售及紅股發行，合資格股東將按於記錄日期每持有四股現有股份獲暫定配發五股發售股份，股款須於接納時繳足，另外繳足發售股份之登記持有人每持有七股繳足發售股份將獲發五股紅股。 貴公司擬通過公開發售，按每股發售股份0.485港元之價格，發行357,585,805股發售股份，以募集資金約173,400,000港元(未扣除有關費用前)。公開發售之估計所得款項淨額預計將約為170,000,000港元，將在物色到合適項目時用於未來之多元化投資機遇及用作一般營運資金用途。

於最後可行日期，主要股東擁有175,803,363股股份，佔 貴公司現有已發行股本約61.45%。根據包銷協議，主要股東已不可撤銷地向 貴公司承諾，於緊隨記錄日期後至最後接納日期前期間不會出售該等175,803,363股股份，並接

以下為獨立董事委員會就有關公開發售、紅股發行及包銷協議之條款向獨立股東發出之推薦函件全文，以供收錄於本通函內而編製：

Tomorrow International Holdings Limited
明日國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：760)

敬啟者：

建議公開發售及紅股發行
及
包銷協議

吾等茲提述本公司於二零零六年四月二十八日刊發之通函(「通函」)，而本函件為其中之一部分。除非文義另有所指，本函件內所用之詞語與通函內所界定者具相同涵義。

吾等已獲董事會委任為獨立董事委員會，就公開發售、紅股發行及包銷協議之條款對有關獨立股東而言是否公平及合理，以及公開發售、紅股發行及包銷協議是否符合本公司及整體股東之利益，向獨立股東提供意見。倍利已獲委任為獨立財務顧問，就此向 閣下及吾等提供意見。

推薦意見

吾等務請 閣下垂注董事會函件及倍利致獨立董事委員會及獨立股東之函件(載有就有關如通函所載之公開發售、紅股發行及包銷協議向吾等作出之意見)。

經考慮倍利於通函內第32至第68頁之意見函件內所載已考慮之原因及因素及其意見後，吾等認為公開發售、紅股發行及包銷協議符合本公司及整體股東之利益，而其條款對本公司及有關獨立股東而言公平及合理。因此，吾等建議獨立股東投票贊成將於股東特別大會上提呈以批准公開發售、紅股發行及包銷協議之決議案。

此致

列位獨立股東 台照

獨立董事委員會
獨立非執行董事
吳偉雄
張仲良
吳弘理
謹啟

二零零六年四月二十八日

獨立董事委員會經考慮倍利之意見後，認為公開發售、紅股發行及包銷協議之條款對股東而言為公平合理。因此，獨立董事委員會建議股東投票贊成將於股東特別大會上提呈之決議案以批准公開發售、紅股發行及包銷協議之決議案。

務請　閣下垂注本通函第31頁所載之獨立董事委員會函件及第32頁至第68頁之倍利函件。

一般資料

務請　閣下垂注本通函附錄一、二及三所載之額外資料。

此致

列位股東　台照

代表
明日國際集團有限公司
主席
邱德華
謹啟

二零零六年四月二十八日

由獨立非執行董事組成獨立董事委員會已獲委任，在股東特別大會上就批准包銷協議、公開發售及（鑑於紅股發行及公開發售互有關連）紅股發行之決議案投票提供建議。倍利已獲委任為獨立財務顧問，就包銷協議、公開發售及紅股發行向獨立董事委員會及獨立股東提供建議。

本通函隨附適用於股東特別大會之代表委任表格。無論　閣下是否有意親自出席股東特別大會，務請　閣下盡快將代表委任表格按其上印備之指示填妥及交回本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712至1716室，惟無論如何最遲須於股東特別大會或其任何續會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親自出席股東特別大會或其任何續會，並於會上投票。

要求以投票方式表決之權利

根據公司細則第66條，提交股東大會表決之決議案須以舉手方式表決，除非下列人士要求以投票方式表決（有關要求可於宣佈舉手表決之結果時或之前提出）：

(a) 大會主席；或

(b) 最少三名當時有權於會上投票之股東（倘屬法團，則其正式授權之代表），不論其親身出席或委任代表出席大會；或

(c) 任何一名或多名親身出席或委任代表出席且代表不少於有權於會上投票之所有股東十分之一投票權總額之股東（倘屬法團，則其正式授權之代表）；或

(d) 任何一名或多名親身出席或委任代表出席並持有有權可於會上投票之股份之股東（倘屬法團，則其正式授權之代表），而該等股份之已繳股款總額不少於附有上述權利之所有股份實繳股款總額十分之一。

推薦意見

就(i)公開發售及紅股發行及(ii)包銷協議而言，倍利認為公開發售、紅股發行及包銷協議之條款對股東而言為公平合理。

過去十二個月之集資活動

於緊接最後可行日期十二個月內，本集團概無進行任何集資活動。

股東特別大會

本通函第136頁至第140頁載列謹訂於二零零六年五月三十日上午十一時正假座九龍紅磡鶴翔街1號維港中心1座9樓903至906室舉行之股東特別大會之通告，會上將提呈有關(i)公開發售、(ii)紅股發行、(iii)包銷協議、(iv)股份合併及(v)修訂公司細則之決議案以供股東或獨立股東（視情況而定）考慮及酌情批准。

根據上市規則第7.24(5)(a)條，公開發售及紅股發行須獨立股東在股東特別大會上以決議案方式批准（任何控股股東及彼等之聯繫人士在股東特別大會上須就相關決議案放棄投贊成票），方可作實。此外，由於包銷商為本公司關連人士及不會提供公開發售之超額申請，公開發售並不符合上市規則第14A.31條之獲豁免關連交易。由於包銷協議之代價總額（即主要股東就包銷股份之認購價應付之最高總額，以及主要股東應收之包銷佣金最高總額）超過適用之百分比比率之25%，因此包銷協議須根據上市規則第14A.17條獲得獨立股東批准，方可作實。因此，公開發售及紅股發行須待獨立股東批准包銷協議後，方可進行。作為本公司之控股股東及包銷商，主要股東及其聯繫人士將於股東特別大會上就批准公開發售、紅股發行及包銷協議之決議案放棄投票。於最後可行日期，主要股東持有本公司現有已發行股本約61.45%，其聯繫人士並無持有本公司股權。

經作出一切合理查詢後，董事認為目前，(i)主要股東並無訂立任何股權信託或其他協議或安排或諒解或受其約束；及(ii)於最後可行日期，主要股東並無任何責任或權利，而據此其已經或可能將行使其所持股份之投票權之控制權臨時或永久（不論是全面或按逐次基準）轉讓予第三方。本通函所披露主要股東於本公司之實益股權，與其於股東特別大會上將控制或可行使權力控制投票權之股份數目並無差異。

情況二： 假設發售股份及紅股全部不獲合資格股東認購

股東名稱	現有股權		緊隨公開發售及紅股發行完成後		緊隨公開發售、紅股發行及股份合併完成後	
	股份數目	*概約%*	*股份數目*	*概約%*	*股份數目*	*概約%*
主要股東	175,803,363	61.45	788,807,598	87.74	197,201,899	87.74
董事之權益	2,300,000	0.81	2,300,000	0.26	575,000	0.26
公眾人士	107,965,281	37.74	107,965,281	12.00	26,991,320	12.00
總計	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

恢復公眾持股量

誠如上文「對股權架構之影響」一節所列載，於緊隨公開發售及紅股發行完成後，假設並無合資格股東（除主要股東外）認購任何發售股份以及所有發售股份由主要股東根據包銷協議認購，則公眾持股量將降至12%。

主要股東及董事承諾，彼等將採取適當措施以確保於公開發售及紅股發行完成後最低公眾持股量得以維持。倘於公開發售及紅股發行完成後未能維持公眾持股量，主要股東將向獨立於本集團及其關連人士（定義見上市規則）之第三方出售其持有之股份，減持配售部分已包銷之發售股份或出售其所持之股份，以恢復最低公眾持股量。

倘本公司未能於公開發售及紅股發行後維持最低公眾持股量，不論原因為何，本公司將透過公佈通知股東。

聯交所已表明將密切監察本公司股份於聯交所之買賣，並且如果於公開發售及紅股發行完成後由公眾持有之股份低於25%或倘聯交所相信：

- 本公司股份買賣出現或可能出現虛假市場；或

- 公眾持有本公司之股份數量太少，不足以維持有秩序之市場；

則聯交所將考慮行使其酌情權暫停本公司股份之買賣，直至達致足夠公眾持股量為止。

預期遞交現有股票後第十個辦公日或其後領取合併股份的股票。除非另有指示，合併股份的新股票將以每張一手買賣單位5,000股合併股份發出。

申請合併股份上市及買賣

本公司將會向聯交所上市委員會申請批准於股份合併後之已發行合併股份(包括該等於公開發售及紅股發行所產生者)及因行使根據購股權計劃授出之任何購股權所附權利而可予發行之合併股份上市及買賣。

本公司並無股本在聯交所以外的任何其他交易所上市或買賣，現時亦無申請或建議申請在任何其他交易所上市或買賣。

買賣登記於本公司股東名冊分冊的合併股份須繳納香港印花稅。

倘若合併股份獲准在聯交所上市及買賣，則會獲香港結算接納為合資格證券，可自合併股份在聯交所開始買賣日期或香港結算指定的其他日期起在中央結算系統寄存、結算及交收。聯交所參與者之間在任何交易日進行的交易，須於其後第二個交易日在中央結算系統安排交收。所有中央結算系統活動均須依據當時有中央結算系統一般規則及不時生效之中央結算系統運作程序進行。

對股權架構之影響

以下為(i)本公司現有股權架構；(ii)緊隨公開發售及紅股發行完成後之股權架構；及(iii)緊隨公開發售、紅股發行及股份合併完成後之股權架構。

情況一： 假設所有發售股份及紅股獲合資格股東認購

股東名稱	現有股權		緊隨公開發售及紅股發行完成後		緊隨公開發售、紅股發行及股份合併完成後	
	股份數目	*概約%*	*股份數目*	*概約%*	*股份數目*	*概約%*
主要股東	175,803,363	61.45	552,524,848	61.45	138,131,212	61.45
董事之權益	2,300,000	0.81	7,228,570	0.81	1,807,142	0.81
公眾人士	107,965,281	37.74	339,319,461	37.74	84,829,865	37.74
總計	286,068,644	100.00	899,072,879	100.00	224,768,219	100.00

日星期三至七月二十六日星期三在市場盡力為合併股份碎股的持有人提供配對服務。合併股份碎股的持有人如欲使用上述服務出售其合併股份的碎股，或湊足5,000股合併股份的完整買賣單位，可於該期間致電名匯證券有限公司李偉強先生聯絡，電話號碼(852)2152 3382，地址為香港皇后大道中99號中環中心32樓3212-13室安排；

(d) 自二零零六年七月二十六日星期三下午四時正起，只可以每手買賣單位5,000股合併股份（使用紫色的新股票）買賣合併股份，而以每手1,250股合併股份（使用藍色的原有股票）買賣的臨時櫃位將取消。

股東謹請留意，上文(c)段所述的配對服務僅「盡力」提供，並不保證可為合併股份的碎股進行買賣配對，須視乎有否足夠數量的合併股份的碎股可供配對。

股東倘若對上述的配對服務並不明白，請諮詢註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

二零零六年七月二十六日星期三交易時間結束後，將停止買賣現有股票代表的合併股份。股份的現有股票僅可用於截至二零零六年七月二十六日星期三買賣的交收，**其後不得用作買賣**。

將發行的合併股份新股票為紫色，以便與藍色的股份現有股票區別。

股東謹請自二零零六年六月二十一日星期三至二零零六年七月三十一日星期五期間，將股份的股票送交香港灣仔皇后大道東183號合和中心17樓1712至1716室本公司在香港的股份過戶登記分處香港中央證券登記有限公司，免費換領合併股份的股票。其後股份的股票仍然是法定擁有權的正式憑證，可隨時換領合併股份的股票，惟須就每張發行的合併股份新股票支付2.50港元（或聯交所不時容許的較高數額）。股東可將其名下登記的股份合併以便領取完整買賣單位5,000股合併股份的股票。

高、最低及平均每日成交量，以及平均每日成交量相當於公開發售、紅股發行及股份合併完成前已發行股份總數之百分比。

月份	最高每日成交量 *(股份數目)*	最低每日成交量 *(股份數目)*	平均每日成交量 *(股份數目)*	平均每日成交量相對於已發行股份總數百分比 *(%)* *(附註)*
二零零五年				
九月	500,000	—	51,905	0.018
十月	532,000	—	62,330	0.022
十一月	1,150,000	—	77,818	0.027
十二月	558,000	—	93,810	0.033
二零零六年				
一月	111,000	—	21,547	0.008
二月	2,265,000	—	170,140	0.059

來源： 彭博資訊

附註： 根據於截至最後可行日期，已發行股份為286,068,644股計算。

買賣安排、發行及交易股票

待股份合併生效後，合併股份之買賣預期於二零零六年六月二十一日開始。假設股份合併將於二零零六年六月二十一日生效，預期合併股份的買賣安排如下：

(a) 自二零零六年六月二十一日星期三上午九時三十分起，將暫時取消以每手買賣單位5,000股股份買賣股份的現有櫃位，並且設立以每手買賣單位1,250股合併股份(使用藍色的現有股票)買賣合併股份的臨時櫃位。因此，1股合併股份將等於4股股份。現有股票僅可在此臨時櫃位買賣；

(b) 自二零零六年七月五日星期三上午九時三十分起，將重開現有櫃位以每手買賣單位5,000股合併股份(使用紫色的新股票)買賣合併股份。只有合併股份的新股份可在此櫃位買賣；

(c) 自二零零六年七月五日星期三至二零零六年七月二十六日星期三，現有及臨時櫃位將同時進行買賣。為方便買賣因股份合併生效而出現的合併股份碎股，本公司已安排名匯證券有限公司於二零零六年七月五

股合併股份(其中最多224,768,219股合併股份將為已發行)組成。合併股份在各方面將彼此享有同等權益。

除本公司就股份合併產生之開支外,實行股份合併將不改變本公司之相關資產、業務營運、管理層或財務狀況或股東之權益或權利,惟股東將不會獲發任何合併股份之碎股配額。

下表載列於股份合併之前及緊接股份合併之後對本公司股本之影響(不計及公開發售及紅股發行):

	股份合併前	緊接股份合併後
每股面值	0.01港元	0.04港元
法定股本	500,000,000港元	500,000,000港元
已發行股本	2,860,686港元	2,860,686港元
已發行股份數目	286,068,644	71,517,161
未發行股份數目	49,713,931,356	12,428,482,839

股份合併之條件

股份合併取決於:

(i) 股東於股東特別大會上通過決議案,批准股份合併;

(ii) 聯交所上市委員會授出或同意授出已發行合併股份(包括因公開發售及紅股發行而產生者),以及根據於購股權計劃下行使已授出或將被授出之購股權而發行之任何合併股份上市及買賣;及

(iii) 公開發售及紅股發行為無條件及包銷協議未被包銷商終止。

進行股份合併之原因

鑒於股份之價格處於相對低之水平,董事會相信,只要買賣本公司股份之交易成本,包括按所發行之股票數目計算之收費有所下降,股份合併將提高股份之吸引力。下列載列於截至二零零六年二月二十八日止六個月期間股份之最

負擔及成本，董事認為，透過股本市場公開發售以募集資金與供股比較而言乃更好選擇。

本公司擬透過公開發售集資約173,400,000港元(扣除開支前)。公開發售之預計所得款項淨額(於扣除開支後)預計約170,000,000港元，將用於日後有合適項目時多元化發展之投資機會以及一般營運資金。本公司擬使用約160,000,000港元用於未來投資項目，而餘額約10,000,000港元用作營運資金。本公司已審閱多個投資項目，例如投資於中國之房地產，但直至最後可行日期，仍未就任何磋商達成協議。該等磋商只屬初步階段，故不一定會進行。本公司之股東及準投資者於買賣股份時務須審慎。於公開發售完成後，倘本公司未能開拓任何合適投資，則公開發售之所得款項淨額將存於銀行暫作定期存款。

鑒於現時有利之經濟發展，董事認為，公開發售乃進一步融資以擴展本公司之資本基礎之良機，亦可改良本公司之財務狀況，而不會給本公司帶來任何利息負擔。

建議修改本公司之公司細則

為使本公司可配發及發行紅股(紅股將只向繳足之發售股份之登記持有人發行)，從而促進公開發售之進行，董事擬修訂公司細則，以使可按非比例基準向股東分配。因此，將於股東特別大會上建議提呈特別決議案，以批准修訂公司細則，而通過該項決議案乃公開發售及紅股發行之條件之一。

建議股份合併

於公開發售及紅股發行完成後，董事會建議進行股份合併，將每四股股份合併為一股合併股份。將不會向股東發行合併股份之碎股。然而，合併股份之碎股將會合併及(如有可能)出售，利益歸本公司所有。在聯交所買賣股份之每手買賣單位(現時為5,000股股份)，於股份合併生效後將成為5,000股合併股份。本公司已獲其百慕達法律顧問知會，毋須因股份合併修訂公司細則。

股份合併之影響

截至最後可行日期，本公司之法定股本為500,000,000港元，包括50,000,000,000股股份(其中286,068,644股股份已配發及以繳足或入賬列作繳足之方式發行)。於股份合併生效後，本公司之法定股本將保持在500,000,000港元，但將由12,500,000,000

紅股發行，以及股東於股東特別大會上批准修訂公司細則，方可作實。因此，公開發售不一定進行。

務請股東注意，股份預計將由二零零六年五月十九日開始以除權方式買賣，而於公開發售之條件仍未達成時，該等股份仍會繼續買賣。於截至達成公開發售之所有條件當日（預期為二零零六年六月二十日）前買賣該等股份之任何股東或其他人士，將須承擔公開發售未能成為無條件及可能不會進行之風險。任何股東或擬買賣股份之其他人士如對其狀況有任何疑問，應諮詢本身之專業顧問。

建議本公司股東及準投資者於買賣股份時務請審慎行事。

進行公開發售之理由及所得款項用途

本公司之主要業務為投資控股。本集團之主要業務包括設計、開發、製造及銷售電子產品、製造及銷售印刷線路板、買賣及分銷電子元件及部件、買賣上市股本投資、提供貸款融資及製造和銷售眼鏡產品。

本公司正積極尋求投資項目以使業務結構多元化。鑒於經濟增長強勁，商業活動不斷增加，董事欲把握機會並相信進行投資項目將為本公司及股東整體帶來有利回報。截至最後可行日期，本公司正發掘但尚未落實任何合適投資機會。

董事已考慮其他替代融資方法，例如債務融資。然而，為避免負擔額外借貸成本，董事認為，只要融資之需求並非十分緊急，債務融資並非最合適之選擇。相反，董事擬透過可就未來發展為本公司在財務上提供靈活性之股本市場集資。就此而言，董事亦已從股東利益之角度出發考慮，並發現透過配售融資將對本公司現有股東之股權產生攤薄影響。鑒於現有市場條件，董事認為透過公開發售進行融資將可擴大資本基礎，因此符合本公司及股東之最佳利益。董事亦考慮到，公開發售可促進本集團之持續發展及日常營運，同時於機會來臨時讓本集團可投資於任何潛在投資項目。儘管股東將無機會如於供股下將未繳股款配額之價值變現，但是，為避免有關安排買賣未繳股款配額之不必要行政

(a) 公開發售之成功將因以下事項而構成重大及不利影響：

(i) 頒行任何新法律或法規或現有法律或法規(或其法律詮釋)出現任何修訂，或發生任何性質之其他事件，據包銷商絕對意見認為整體而言會重大及不利影響本集團之業務或財務或交易狀況或前景，或對公開發售之進行構成重大不利影響；或

(ii) 本地、國家或國際之政治、軍事、金融、經濟、貨幣或其他性質之範疇發生任何事件或變動(不論是否構成於本公佈日期前及／或之後發生或持續之一連串事件或變動)(不論是否與上述者任何之性質相類)，或屬於任何本地、國家或國際爆發敵對狀況或武裝衝突或該等狀況或衝突升級；或影響本地證券市場之事件；而據包銷商之絕對意見認為，可能會重大及不利影響本集團整體之業務或財務或交易狀況或前景，及對公開發售之成功造成損害，或使進行公開發售變得不權宜或不適宜；或

(iii) 本集團整體而言之財務狀況有任何重大不利變動；或

(iv) 任何天災、戰爭、暴動、公眾騷動、民眾動亂、火災、水災、爆炸、疫症或存在威脅之疫症、恐佈活動、罷工或停市；或

(b) 市場狀況發生任何重大不利變動(包括但不限於金融或貨幣政策之變動、或外匯或貨幣市場之變動、證券之買賣被暫停或受到限制)，而包銷商合理認為很可能重大及不利影響公開發售之成功或使進行公開發售變得不權宜或不適宜。

於發出終止通知後，包銷商根據包銷協議之所有責任將停止及終止，且訂約各方概無權就包銷協議或因包銷協議而產生之任何事宜或事情向任何其他方提出索償。

買賣股份及發售股份之風險警告

公開發售建議須待「根據包銷協議進行公開發售之條件」一節所述之所有條件獲達成及主要股東並無終止包銷協議(請參見下文「包銷協議之終止」一節)，方可作實。特別是，公開發售須待獨立股東於股東特別大會上批准公開發售及

根據包銷協議進行公開發售之條件

公開發售須待達成(其中包括)以下條件，方可作實：

(i) 股東於股東特別大會上通過(或如上市規則有所規定，由獨立股東通過)批准公開發售、紅股發行、包銷協議及修訂公司細則之所需決議案；

(ii) 由兩名董事(或彼等書面正式授權之代理)正式簽署並經董事以決議案批准之每份章程文件(以及須夾附之所有其他文件)於寄發日期前及按符合上市規則及公司條例之規定呈交聯交所及向香港公司註冊處處理登記；

(iii) 於寄發日期或之前根據公司法將章程文件向百慕達公司註冊處處長存檔；

(iv) 於寄發日期向合資格股東寄發章程文件；

(v) 聯交所上市委員會批准或同意批准(待配發後)發售股份(以其繳足之形式)及紅股上市及買賣，且並無撤回或撤銷該等批准；

(vi) 就公開發售及紅股發行遵守適用之香港及百慕達法律及規例下之所有法律及監管規定；及

(vii) 紅股發行成為無條件(惟不包括規定公開發售須成為無條件之任何條件)。

本公司或包銷商概無權豁免以上任何條件。

倘上述條件未能於最後截止日期獲達成，或如包銷協議根據包銷協議之條款被終止或撤銷，包銷協議訂約各方之一切責任及義務即不再生效及終止，概無任何一方將有任何權利對其他方提出索償(惟事先對該協議之違反則除外)。

包銷協議之終止

包銷商保留權利，如按主要股東之絕對意見認為發生以下事項，可透過於最後接納日期後第三個營業日下午四時正前任何時間，向本公司發出書面通知，終止包銷協議所載之安排：

包銷協議

日期	:	二零零六年三月八日
包銷商	:	主要股東
由主要股東包銷之發售股份數目	:	137,831,605股發售股份

主要股東所包銷之發售股份數目相當於本公司於最後可行日期已發行股本總額約48.18%，並相當於本公司經公開發售及紅股發行擴大後之已發行股本總額約15.33%。

主要股東為一間投資控股公司，在日常業務過程中並不涉及包銷證券發行。本公司將向包銷商支付按包銷商所包銷之發售股份數目之認購價總額2.5%之包銷佣金，並將不遲於就發售股份及紅股(以合併股份形式)寄發股票前以現金支付。該等費率乃本公司與包銷商經按公平原則磋商及參考介乎2%至3%之市場費率釐定。

鑑於股份處於低價格範圍及低流通水平，董事認為難以物色商業包銷商按全數包銷基準促成包銷。在此情況下，主要股東同意擔任公開發售之包銷商。董事認為，由控股股東包銷公開發售之情況並不罕見。此外，鑑於難以物色一名商業包銷商，主要股東作出全數認購其暫定配額承諾及透過包銷發售股份可能令其於本公司之股權增加，反映主要股東願意對本集團日後之發展作出更大財務承擔，此舉對本集團整體而言有利。董事相信，主要股東之參與並擔任包銷商，將為向其他股東顯示其對本公司及之前景充滿信心和抱樂觀看法。董事認為，包銷協議是按正常商業條款訂立，對股東而言屬公平合理。

該等包銷安排構成本公司之關連交易，以及由於包銷協議下之代價總額(即主要股東就已包銷股份支付之認購價最高總額與主要股東就收取之包銷佣金總額兩者之總額)超過適用百分比比率之25%，根據上市規則第14A.17條，包銷協議將須經獨立股東批准。有關之詳情請參閱本函件「股東特別大會」一段。

謹請注意，除非於二零零六年六月十五日星期四下午四時正前，將暫定配額通知書連同應繳股款交回股份過戶登記分處，否則有關暫定配額及一切有關權利將視作不獲接納而予以註銷。

倘包銷協議之條件未能達成或包銷協議根據其條款及條件被終止，將透過向暫定配額通知書上名列之有關股東(或如為聯名股東，寄予名列首位之股東)寄發支票，退還認購款項(不計利息)，退款支票將以「只准入抬頭人賬戶」劃線方式開出，於二零零六年六月二十七日或之前透過普通郵遞方式寄往有關股東在本公司股東名冊之登記地址，郵誤風險由彼等自行承擔。

暫定配額通知書載有關於合資格股東僅接納其公開發售下部份保證配額之手續之詳盡資料。

所有支票及銀行本票將於收訖後隨即過戶，而有關款項的利息(如有)全部撥歸本公司所有。倘有關支票或銀行本票於首次過戶時未能兑現，則有關之任何暫定配額通知書將可遭拒絕受理，而於上述情況下，有關保證配額及一切有關權利將視作不獲接納而註銷。

暫定配額通知書為僅供名列其上之人士所用，不可轉讓。

將不會就所收取之任何接納款項發出收據。

繳足發售股份之登記持有人將就每七股繳足之發售股份獲發行五股紅股。發售股份及紅股之股票預期將於二零零六年六月二十一日或之前，透過普通郵遞寄往股東於本公司股東名冊上之登記地址，郵誤風險由彼等自行承擔。

包銷安排

主要股東之承諾

於最後可行日期，主要股東擁有175,803,363股現有股份，相當於本公司現有已發行股本約61.45%。主要股東已不可撤銷地向本公司承諾，於緊隨記錄日期後至最後接納日期前期間不會出售該等175,803,363股股份，並接納其在公開發售項下之全部配額219,754,200股發售股份，以證明其對本集團持續提供財務支持，並根據下文所述之包銷協議包銷未獲合資格股東認購之其餘任何發售股份。

發售股份及紅股之上市及買賣

假設最後可行日期至發行發售股份及紅股期間並無進一步發行股份，緊隨發行發售股份及紅股後（但於股份合併前）之最高已發行股份數目將為899,072,879股股份。

本公司將向聯交所上市委員會申請發售股份及紅股上市及買賣。買賣發售股份及紅股將須繳納香港印花稅。

待發售股份及紅股於聯交所上市及買賣，發售股份及紅股將獲香港結算接納為合資格證券，由發售股份及紅股於聯交所開始買賣之日期或香港結算所釐定之其他日期，可供於中央結算系統寄存、結算及交收。聯交所參與者之間於任何交易日進行之交收，須於其後第二個交易日於中央結算系統進行交收。中央結算系統之所有活動，須受不時生效之中央結算系統一般規則及中央結算系統營運守則所限。

紅股之股票

待達成公開發售及紅股發行之條件後，紅股之股票預期將於二零零六年六月二十一日或之前寄發予應得之人士，郵誤風險由彼等自行承擔。

發售股份及紅股之接納程序

隨本章程附奉暫定配額通知書，供合資格股東接納任何暫定配發予合資格股東之發售股份數目。合資格股東須注意，彼等可接納任何數目之發售股份，惟以暫定配額通知書列明之數目為上限。如股東為合資格股東，並且欲接納隨附之暫定配額通知書所列明其有權獲取之發售股份保證配額，或其欲接納任何少於其保證配額之數目，則須按該暫定配額通知書所印備的指示，將通知書填妥及簽署，將暫定配額通知書連同其已接納之該等發售股份數目之全數認購股款，最遲於二零零六年六月十五日星期四下午四時正前交回本公司香港股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。**所有股款必須以港元支票或銀行本票支付，而支票或銀行本票必須由香港的銀行戶口開出，註明抬頭人為「Tomorrow International Holdings Limited－Open Offer Account」，並以「只准入抬頭人賬戶」劃線方式開出。**

案特別指出以提請獨立股東須多加留意）。董事認為，經平衡上述因素須現有之安排公平合理，並符合股東之整體利益。獨立財務顧問倍利已獲委任，就（其中包括）公開發售向獨立股東提供意見（包括現行合資格股東無權申請其配額以外之任何發售股份之安排，對股東而言是否公平合理及是否符合股東之整體利益）。

紅股發行之基準

為認許認購發售股份之股東所作出之貢獻及作為鼓勵股東參與公開發售之獎勵，繳足發售股份之登記持有人將按每七股根據公開發售發行之繳足發售股份獲發五股紅股之基準獲發紅股。

紅股發行之合資格股東

如上文所述，由於紅股將僅配發予發售股份之登記持有人，因此，紅股發行將不會向非合資格股東提呈，且只有合資格股東方有資格獲提呈紅股發行。

紅股發行之條件

紅股發行須待（其中包括）(i)獨立股東於股東特別大會上批准公開發售、紅股發行及包銷協議；(ii)股東於股東特別大會上批准修訂公司細則（其詳情載於下文「建議修訂公司細則」一節）；(iii)聯交所上市委員會批准紅股上市及買賣；(iv)公開發售成為無條件（規定紅股發行成為無條件之任何條件除外）及包銷商並未終止包銷協議；及(v)修訂公司細則生效，方可作實。

公開發售及紅股發行將互為條件，且須待修訂公司細則生效，方可作實。

紅股之地位

紅股於發行及配發後，將在各方面與發行及配發該等紅股日期之已發行股份享有同等權益。

位於馬來西亞之股東為不合資格股東，並不會向其提呈公開發售及紅股發行。本公司只向彼等寄發章程供彼等參考。對於登記地址位於台灣之股東，董事會獲台灣之法律顧問知會，即使章程並無於台灣登記，本公司向台灣之股東提呈公開發售及紅股發行仍屬合法。因此，本公司將向該等位於台灣之股東寄發章程及暫定配額通知書。

申請額外發售股份

根據公開發售，儘管合資格股東不可申請其配額以外之任何發售股份，合資格股東獲提供機會按相對低之價格認購發售股份，同時可維持各自於本公司之股權。鑑於每股發售股份之認購價相對於每股（連同紅股）之市價之折讓，董事相信，合資格股東接納發售股份之水平將會很高，因此，倘就額外申請作出任何安排，不獲股東接納而可供作額外申請之發售股份之數目亦不會很高。董事不認為此舉屬不尋常之做法，因為並無配額可供全部合資格股東提出額外申請。

此外，董事認為申請額外發售股份之安排將涉及有關公開發售之額外行政工作及成本。經與本公司之股份過戶處及印刷商討論後，董事獲知會：(a)在連同一項紅股發行之公開發售下提供額外申請安排，一般需要額外時間，估計約為一至兩天，以(i)就發售股份及紅股進行抽籤及配發，及(ii)作出退款安排；及(b)在公開發售下提供額外申請安排將產生額外行政成本，估計將約為300,000港元，包括印刷費、翻譯，以及應付股份過戶處刊發額外申請表格（「額外申請表格」）及退款支票之費用、服務費和手續費，作為(i)股份過戶處擔任額外申請表格之收集代理，以及為額外申請表格建立電腦系統，(ii)就額外申請表格之接納程度呈交每日報告，(iii)就發售股份獲超額認購編製配發個案，(iv)向銀行呈交退款支票電腦帶，及(v)處理額外申請表格下之接納之費用。

主要股東一如所有其他合資格股東，無權作出任何額外申請。雖然如此，股東須注意，倘任何合資格股東放棄認購其暫定配額之權利，主要股東有責任根據包銷協議以包銷商身份認購該等發售股份（請參閱下文「包銷安排」一節），這將導致其於本公司之股權有所增加。董事知悉行政成本和時間上之節省或不是很重大。然而，經計及，(i)鑑於股份之價格和流通量處於低水平以致難以物色商業包銷商；(ii)不提供額外申請安排並非罕見之市場做法；及(iii)獨立股東將可透過投票，有機會表達對公開發售之條款之意見，包括不提供超出公開發售下保證配額之額外申請安排（已於本章節及股東特別大會通告下建議之決議

實際上相當於較最後交易日之收市價折讓約49.5%，配合其他最近期之公開發售個案所表現之市場慣例。

根據上述原因，董事認為，公開發售之條款(包括認購價及每股發售股份之理論認購價)屬公平合理，符合股東之整體利益。

發售股份之地位

發售股份於配發、發行及繳足後，將在各方面與現有已發行股份享有同等權益。發售股份之持有人將可收取於發行及配發該等發售股份日期或之後所宣派、作出或支付之所有日後之股息及分派。

發售股份之碎股

本公司將不會向股東配發發售股份之碎股。發售股份之碎股將予彙集及出售，收益撥歸本公司所有。

繳足發售股份之股票

待達成公開發售之條件後，預期所有繳足發售股份之股票將於二零零六年六月二十一日或之前寄發予有權獲得該等股票之人士，郵誤風險由彼等承擔。

暫停辦理過戶登記

本公司預期將於二零零六年五月二十三日至二零零六年五月三十日(包括首尾兩日)暫停辦理過戶登記。此段期間不會進行過戶登記。

非合資格股東之權利

章程文件將不會根據香港及百慕達以外任何司法權區適用之證券法或等同規定進行註冊及／或存檔。根據於最後可行日期本公司股東名冊所示，董事發現有兩名股東之登記地址在香港以外，分別在以下兩個司法權區：馬來西亞及台灣。因此，董事會已作出查詢，根據上市規則第13.36(2)(a)條，向海外股東發行發售股份及紅股是否可能與有關海外地區之適用證券法例或有關監管機構或證券交易所之規定有所牴觸。根據此等司法權區之合資格律師作出查詢之結果，董事會認為不向登記地址位於馬來西亞之股東提呈發售股份及紅股乃屬必須或權宜之做法，原因為程序繁多，而登記章程涉及之成本高昂。因此，登記地址

(ii) 股份根據最後交易日之每股收市價計算之理論除權價(經考慮紅股發行後)每股約0.371港元,溢價約30.7%;

(iii) 股份於截至最後交易日(包括該日)止十個交易日之平均收市價每股約0.607港元,折讓約20.1%;

(iv) 股份於最後可行日期於聯交所所報之收市價每股0.90港元,折讓約46.1%;

(v) 股份於二零零五年十二月三十一日之最近期股東應佔經審核每股資產淨值2.74港元,折讓約82.3%;及

就參與公開發售之股東而言,彼等將有權就所持之每股股份獲發約1.25股發售股份及約0.89股紅股(未計股份合併)。根據公開發售之認購款項總額並計及發售股份和紅股之總數計算,每股發售股份之理論認購價約為0.283港元。0.283港元之理論認購價相當於:

(i) 股份於最後交易日在聯交所所報之收市價每股0.56港元,折讓約49.5%;

(ii) 根據股份於最後交易日之收市價計算每股之理論除權價(經計及紅股發行)0.371港元,折讓約23.7%;

(iii) 股份於截至最後交易日(包括該日)止之十日平均收市價每股0.607港元,折讓約53.4%;

(iv) 股份於最後可行日期於聯交所所報之收市價每股0.90港元,折讓約68.6%;

(v) 股份於二零零五年十二月三十一日之最近期股東應佔經審核資產淨值每股2.74港元,折讓約89.7%;及

此外,與該公佈日期前一年內最近期之多項公開發售個案比較,該等個案各自之認購價相對於其各自於作出公佈日期前之最後交易日之收市價之折讓介乎約6.25%至約90.70%,平均數約為53.17%及中位數約為54.35%。該等個案各自之認購價相對於其各自之每股理論除權價(根據於作出公佈日期前最後之交易日每股收市價計算)之折讓介乎約5.21%至約77.00%,平均數約為37.28%及中位數約為35.27%。於考慮發售股份及紅股合計後,每股之理論認購價約為0.283元,

於最後可行日期，本公司並無擁有任何衍生工具、購股權、認股權證及轉換權或可轉換或交換股份之其他類似權利，且無意於最後接納日期(預計為二零零六年六月十五日)前發行任何新股或任何上述證券。

公開發售之合資格股東

公開發售僅向合資格股東提呈。本公司將(i)向合資格股東寄發章程文件及(ii)向非合資格股東寄發章程(僅供參考)。

為符合資格參與公開發售，股東須於記錄日期營業時間結束時：

(i) 在本公司之股東名冊登記；及

(ii) 並不是非合資格股東。

為於記錄日期登記成為本公司股東，任何股份過戶文件(連同有關股票)必須於二零零六年五月二十二日下午四時正(香港時間)前遞交至本公司之香港股份過戶登記分處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)。

向合資格股東作出認購發售股份之邀請不得轉讓。未繳足股款之配額將不會在聯交所進行買賣。

公開發售之條款

認購價

發售股份之認購價為每股發售股份0.485港元，須於接納公開發售項下之暫定配額時全數繳付股款。認購價乃由本公司及主要股東經參考股份現行市價介乎0.56港元(即於該公佈日期前最近三個曆月期間內每股股份之最低平均收市價)至0.70港元(即於該公佈日期前最近三個曆月期間內每股股份之最高平均收市價)，在現行市場狀況下及近期之公開發售個案，按公平磋商原則釐定。

0.485港元之認購價較：

(i) 股份於最後交易日在聯交所所報收市價每股0.56港元折讓約13.4%；

開發售、紅股發行及包銷協議之建議；(iii)倍利致獨立董事委員會及獨立股東有關公開發售、紅股發行及包銷協議之建議；及(iv)股東特別大會通告。

建議公開發售及紅股發行

發行之統計數字

公開發售之基準	： 合資格股東於記錄日期營業結束時每持有四股現有股份可獲發五股發售股份之保證配額
紅股發行之基準	： 每七股繳足之發售股份獲發五股紅股
認購價	： 每股發售股份0.485港元
現有已發行股份數目	： 286,068,644股股份
將予發行之發售股份數目	： 357,585,805股發售股份
將予發行之紅股數目	： 不超過255,418,430股紅股
主要股東已承諾接納之發售股份數目	： 219,754,200股發售股份
包銷商已包銷之發售股份數目	： 137,831,605股發售股份
緊隨公開發售及紅股發行完成後（但於股份合併生效前）已發行股份數目	： 不超過899,072,879股股份

發售股份相當於本公司現有已發行股本約125%及本公司經發售股份及紅股擴大後已發行股本約39.8%。紅股相當於本公司現有已發行股本約89.3%及相當於本公司經發售股份及紅股擴大後之已發行股本約28.4%。

Tomorrow International Holdings Limited
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

執行董事：
邱德華先生*(主席)*
雷美寶小姐
王香玲小姐
譚榮健先生

獨立非執行董事：
吳偉雄先生
張仲良先生
吳弘理先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

敬啟者：

(1) 建議公開發售357,585,805股新股份
基準為每持有四股現有股份獲發五股發售股份並
附帶每七股繳足之發售股份獲發五股紅股；
(2) 建議修訂本公司公司細則；
(3) 建議股份合併；
(4) 關連交易

緒言

本公司於二零零六年三月八日宣佈，本公司建議以公開發售方式根據於記錄日每持有四股現有股份獲發五股發售股份之基準，按每股發售股份0.485港元之價格發行357,585,805股發售股份，以募集資金約173,400,000港元(未扣除有關費用前)，股款須於接納時繳足。繳足發售股份之登記持有人每持有七股繳足發售股份將獲發五股紅股。

獨立董事委員會已成立以就公開發售、紅股發行及包銷協議向獨立股東提供建議。倍利已獲委任，以就公開發售、紅股發行及包銷協議向獨立董事委員會及獨立股東提供建議。

本通函旨在向　閣下提供有關(其中包括)(i)公開發售、紅股發行、包銷協議、股份合併及修訂公司細則之詳情；(ii)獨立董事委員會致獨立股東有關公

(ii) 於最後接納日期中午十二時正至下午四時正任何本港時間在香港生效，則公開發售接納及付款之最後期限將延遲至下一營業日(上午九時正至下午四時正之任何時間並無在發出上述警告信號之營業日)下午四時正。

倘公開發售接納及付款之最後期限並無於最後接納日期發生，則通函內「預期時間表」一節所述之該等日期或會受到影響。本公司屆時將會刊登報章公佈。

合併股份(以現有股票及新股票形式)並行買賣開始	七月五日(星期三)上午九時三十分
提供碎股買賣安排首日	七月五日(星期三)
關閉以每手1,250股合供股份(以現有股票形式)為買賣單位之合併股份臨時櫃位	七月二十六日(星期三)下午四時正
合併股份(以現有股票及新股票形式)並行買賣結束	七月二十六日(星期三)下午四時正
提供碎股買賣安排最後日期	七月二十六日(星期三)
免費換領股票之最後日期	七月三十一日(星期一)

本公佈內所表明時間表內事件之日期僅為説明目的，可能延期或變化。公開發售、紅股發行及股份合併之預期時間表之任何變動將適時公佈。

註：本通函內所有時間指香港時間。

發售股份及紅股之股票將盡可能以每手買賣單位5,000股股份(即現有股票之形式)發行。本公司已作出安排，於股份合併生效後，由二零零六年六月二十一日至二零零六年七月三十一日期間，供股東免費以現有股票交換合併股份之新股票。有關免費換取股票之詳情載於本通函「董事會函件」內「買賣安排、發行及交換股票」一節。

惡劣天氣對接納公開發售開始付款最後期限之影響

如以下信號於下文第(i)及第(ii)段所述之期間生效，則公開發售接納及付款之最後期限將不會發生：

- 八號或以上熱帶氣旋警告信號，或
- 「黑色」暴雨警告信號

(i) 於最後接納日期中午十二時正前之任何本港時間在香港生效，及於中午十二時正後不再生效，則公開發售接納及付款之最後期限將延遲至同一營業日下午五時正；

公開發售、紅股發行及股份合併之預期時間表載列如下：

	二零零六年
以連權基準買賣股份之最後期限	五月十八日（星期四）
以除權基準買賣股份之第一天	五月十九日（星期五）
為符合參與公開發售遞交股份過戶文件之最後時間	五月二十二日（星期一）下午四時
暫停辦理過戶登記（包括首尾兩天）	五月二十三日（星期二）至五月三十日（星期二）
交回股東特別大會之代表委任表格之最後時限	五月二十八日（星期日）上午十一時
股東特別大會日期	五月三十日（星期二）上午十一時
記錄日期	五月三十日（星期二）
寄發章程文件	五月三十日（星期二）
恢復辦理過戶登記	六月一日（星期四）
接納發售股份及繳付有關款項之最後期限	六月十五日（星期四）下午四時
公開發售預期成為無條件	六月二十日（星期二）下午四時
公佈接納公開發售之結果	六月二十一日（星期三）
寄發發售股份及紅股之股票	六月二十一日（星期三）或之前
股份合併之生效日期	六月二十一日（星期三）
免費換領新股票之首日	六月二十一日（星期三）
以每手買賣單位5,000股股份買賣股份之現有櫃位暫停服務	六月二十一日（星期三）上午九時三十分
以每手買賣單位1,250股合併股份（以現有股票形式）買賣合併股份之臨時櫃位開放	六月二十一日（星期三）上午九時三十分
重新開放以每手5,000股合併股份（以新股票形式）為買賣單位之合併股份現有櫃位	七月五日（星期三）上午九時三十分

「港元」	指	香港法定貨幣港元
「%」	指	百分比

「中國」	指	中華人民共和國，就本通函而言不包括香港
「章程」	指	本公司將就公開發售發行之章程
「章程文件」	指	章程及暫定配額通知書
「合資格股東」	指	於記錄日期名列本公司股東名冊之股東，不包括非合資格股東
「記錄日期」	指	二零零六年五月三十日，即確定公開發售配額之日期，或本公司與主要股東可能協定之該其他日期
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東特別大會」	指	本公司將召開以批准(其中包括)公開發售、紅股發行、股份合併、修訂公司細則及包銷協議之股東特別大會
「股份」	指	本公司股本中每股面值0.01港元之股份
「股份合併」	指	建議將每四股每股面值0.01港元之股份合併一股面值0.04港元之合併股份
「購股權計劃」	指	本公司於二零零二年五月二十九日採納之購股權計劃
「股東」	指	股份或合併股份(視情況而定)之持有人
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	每股發售股份之認購價0.485港元
「包銷協議」	指	本公司與主要股東於二零零六年三月八日訂立之包銷協議，據此主要股東已有條件地同意包銷137,831,605股發售股份

「最後可行日期」	指	二零零六年四月二十六日，即本通函付印前就確定本通函所載若干資料而言之最後可行日期
「上市規則」	指	聯交所證券上市規則
「最後截止日期」	指	二零零六年六月三十日，或本公司與包銷商可能協定之該等其他日期
「主要股東」或「包銷商」	指	Winspark Venture Limited，一間於英屬處女群島註冊成立之有限公司，為本公司之主要股東，於本公司截至最後可行日期之現有已發行股本中擁有約61.45%權益
「非合資格股東」	指	董事於作出查詢後，考慮到有關地方之法律下之法律限制或該地方之有關監管機構或證券交易所之有關規定，認為將之排除於公開發售為必要或權宜之該等海外股東
「發售股份」	指	根據公開發售將予發行之新股份
「公開發售」	指	建議透過公開發售按每股發售股份0.485港元及按合資格股東於記錄日期每持有四股現有股份獲發五股發售股份之基準向合資格股東發行357,585,805股發售股份，並在及受本通函及章程文件所載之條款及條件下進行
「海外函件」	指	本公司向非合資格股東發出之函件；解釋彼等不符合獲得發售股份配額之情況
「海外股東」	指	於記錄日期登記於本公司股東名冊之地址為香港以外地方之股東
「寄發日期」	指	二零零六年五月三十日，即向合資格股東寄發章程文件，以及向非合資格股東寄發章程(僅供其參考)及海外函件之日期，或本公司與主要股東可能協定之該其他日期

「公司條例」	指	香港法例第32章公司條例
「本公司」	指	明日國際集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市
「一致行動人士」	指	就一人而言，指就股份投票權或公開發售與該人士一致行動之人士(定義見收購守則)
「合併股份」	指	於股份合併生效時本公司股本中每股面值0.04港元之新普通股
「控股股東」	指	具有上市規則所賦予之涵義
「董事」	指	本公司之董事
「最後接納日期」	指	二零零六年五月二十四日，或本公司與包銷商可能協定之該其他日期並為就根據公開發售接納及支付暫定配額之有關款項之最後時間
「本集團」	指	本公司及其附屬公司
「香港結算」	指	香港中央結算有限公司
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	獨立董事委員會，包括三名獨立非執行董事吳偉雄先生、張仲良先生及吳弘理先生
「獨立股東」	指	除上市規則或聯交所規定須就批准公開發售、紅股發行及包銷協議而放棄投票之股東以外之股東
「最後交易日」	指	二零零六年二月二十七日，即緊接股份在聯交所暫停買賣以待刊發該公佈前之最後交易日

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「修訂公司細則」	指	建議對公司細則第148條作出修訂，以容許按非比例基準向股東作出分派
「該公佈」	指	本公司日期為二零零六年三月八日之公佈，內容有關(其中包括)公開發售、紅股發行、股份合併及修訂公司細則
「聯繫人士」	指	具有上市規則賦予之涵義
「倍利」	指	倍利證券(香港)有限公司，根據證券及期貨條例可進行第一類(證券交易)及第六類(就機構融資提供意見)受規管活動之持牌法團及就包銷協議、公開發售及紅股發行獲委任為獨立董事委員會及獨立股東之獨立財務顧問，該公司並非本公司關連人士(定義見上市規則)
「董事會」	指	董事會
「紅股發行」	指	建議按就每七股繳足之發售股份發行五股紅股之基準發行紅股
「紅股」	指	將根據公開發售向發售股份之認購人發行入賬列為繳足之新股份
「營業日」	指	香港之銀行一般開放辦公之日子(星期六或香港由上午九時至下午四時任何時間懸掛八號或以上熱帶氣旋警告或「黑色」暴雨訊號之日子除外)
「公司細則」	指	本公司之公司細則
「中央結算系統」	指	中央結算及交收系統
「公司法」	指	一九八一年百慕達公司法

目　錄

頁次

此乃要件　請即處理

閣下對本通函任何內容或應採取的行動如有任何疑問，應諮詢註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或出讓名下所有明日國際集團有限公司（「本公司」）證券，應立即將本通函及隨附的代表委任表格送交買方或承讓人或經手買賣或轉讓的銀行、註冊證券商或其他代理以便轉交買方或承讓人。

本通函寄予本公司各股東，提供有關本公司將於二零零六年五月三十日所舉行股東特別大會的資料。**本通函並非亦不可視為出售本公司證券的建議。**

Tomorrow International Holdings Limited
明日國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：760）

(1) 建議公開發售357,585,805股新股份基準為每持有四股現有股份獲發五股發售股份並附帶每七股繳足之發售股份獲發五股紅股；(2) 建議修訂本公司公司細則；(3) 建議股份合併；(4) 關連交易

包銷商

Winspark Venture Limited

獨立董事委員會及獨立股東之
獨立財務顧問

倍利證券（香港）有限公司

謹請留意股份已於二零零六年五月十九日星期五起以除權方式買賣。倘若公開發售之條件未能達成或包銷商終止包銷協議，則不會進行公開發售。因此，買賣股份須承擔公開發售未能成為無條件或不會進行之風險。

明日國際集團有限公司將於二零零六年五月三十日星期二上午十一時正假座九龍紅磡鶴翔街1號維港中心1座9樓903至906室舉行股東特別大會，大會通告載於本通函第136至140頁。無論閣下能否親自出席股東特別大會，務請按隨附之代表委任表格所印列之指示將其填妥，盡快交回香港灣仔皇后大道東183號合和中心17樓1712至1716室股份過戶登記分處中央證券登記有限公司，惟無論如何不得遲於大會或其續會指定舉行時間前四十八小時交回。填妥及交回代表委任表格後，閣下仍可出席大會或其任何續會並於會上投票。

董事會函件載於本通函第9至30頁。獨立董事會函件載於本通函第31頁。獨立董事委員會及獨立股東之獨立財務顧問倍利之意見函件載於本通函第32至68頁。

謹請留意，包銷協議載有規定，倘發生下列事件，則包銷商可於最後接納日期後第三個營業日下午四時前，隨時發出書面通知終止包銷協議所載之規定：(a)倘包銷商全權認為公開發售之成功將受到下列事件之重大不利影響：(i)頒佈任何新法例或法規或修改現有法例或法規（或其司法詮釋）或出現任何性質之其他事件，令包銷商全權認為對本集團之業務或財政或經營狀況造成重大不利影響；或(ii)發生任何當地、全國或國際政治、軍事、金融、經濟或貨幣事件或轉變或其他性質（不論是否與任何上述性質相同）之事件或轉變（不論是否屬於本通函日期前及／或後發生或持續發生之一連串事件或變動之一部份），或任何當地、全國或國際敵對事件或軍事衝突爆發或升級或影響當地證券市場之事件或轉變令包銷商全權認為本集團整體之業務或財政或經營狀況或前景造成重大不利影響對公開發售之成功造成不利損害或基於其他理由而導致進行公開發售為不權宜或不可取；或(iii)本集團整體之財政狀況出現任何重大不利變動；或(iv)任何天災、戰爭、動亂、公眾騷亂、民眾暴亂、火災、水災、爆炸、疫疾、傳染病或傳染病威脅、恐怖襲擊、罷工或停工；或(b)市況出現任何重大不利變動（包括但不限於財政或貨幣政策，或外匯或貨幣市場改變、暫停或限制證券買賣），令包銷商合理認為有可能對公開發售之成功造成重大不利影響或基於其他理由而導致進行公開發售為不權宜或不可取。待發出終止通知後，包銷商於包銷協議之責任將終止及完結，而各方不得就因包銷協議引起或與此有關之任何事項向任何其他方提出申索。

二零零六年四月二十八日